Exhibit 99.1

Contents

Financial Highlights 13 Market Overview and Key Highlights 14 Co-Chairman & Chief Executive Officer’s Statement 18 Business Overview 20 Corporate Citizenship and Responsible Gaming 26 Management Discussion and Analysis 28 Directors and Senior Management 57 Report of the Directors 63 Corporate Governance Report 90 Report of Independent Registered Public Accounting Firm 100 Consolidated Balance Sheets 103 Consolidated Statements of Operations 105 Consolidated Statements of Comprehensive Income 107 Consolidated Statements of Shareholders’ Equity 108 Consolidated Statements of Cash Flows 109 Notes to Consolidated Financial Statements 111 Additional Information — Financial Statement Schedule 1 Financial Information of Parent Company 195 Financial Summary 198 Corporate Information 199 De? nitions and Glossary 201 Appendix I — 2006 Share Incentive Plan and 2011 Share Incentive Plan 208 Appendix II — MCP Share Incentive Plan 211

This annual report is prepared in both English and Chinese and in the event of inconsistency, the English text of the annual report shall prevail over the Chinese text.

VISION

THE FUTURE IS OURS

MISSION

We shape the future of gaming and entertainment in Asia

A FORBES

ASIA’S

FABULOUS 50

COMPANY

A WORLD

OF

ENTERTAINMENT

TABOO

Dragon’s Treasure

A COLLECTION

OF

MICHELIN

STARRED

RESTAURANTS

MICHELIN STARRED RESTAURANT

The Tasting Room

Jade Dragon

A

PROMISING

FUTURE

Studio City

The New Hotel Tower at City of Dreams in Macau

City of Dreams Manila

Financial Highlights

NET REVENUES

US$5.09 billion

Net revenues for the year ended

December 31, 2013 were US$5.09 billion,

an increase of US$1.01 billion, or 24.7%,

as compared with US$4.08 billion for the

year ended December 31, 2012.

BASIC NET INCOME PER SHARE

US$0.386

Basic net income per Share attributable to

Melco Crown Entertainment was US$0.386

for the year ended December 31, 2013

compared to basic net income per Share of

US$0.254 for the year ended December 31,

2012.

NET INCOME

US$637.5 million

Net income attributable to Melco Crown

Entertainment was US$637.5 million for

the year ended December 31, 2013, as

compared with net income of US$417.2

million for the year ended December 31,

2012.

ADJUSTED EBITDA

US$1,287.8 million

Adjusted EBITDA for the year ended

December 31, 2013 was US$1,287.8

million, representing an increase of

US$367.6 million, or 39.9%, compared

to US$920.2 million for the year ended

December 31, 2012.

Melco Crown Entertainment LimitedAnnual Report 2013 13

Market Overview and Key Highlights

Macau Market

Market-wide gross gaming revenues for 2013 increased 18.6% from 2012 to a record US$45.0 billion, with the rolling chip segment growing 13.1% and the mass market table games segment expanding 34.7%. The mass market table games segment continues to drive market-wide growth rates higher, supported by improved regional and local infrastructure, increased hotel rooms supply and expanded non-gaming amenities and attractions. The mass market table games segment in 2013 accounted for 29.9% of market-wide gross gaming revenues, compared to 26.3% for 2012. Melco Crown Entertainment's already meaningful exposure to the mass market table games segment is set to increase further with the opening of Studio City in mid-2015 and with the fifth hotel tower at City of Dreams expected to be completed in early 2017.

In 2013, visitation to Macau increased 4.4% compared to 2012, with year-over-year growth rates accelerating during the latter half of 2013. Visitors from China continue to outpace visitors from other areas, increasing 10.2% on a year-over-year basis and accounted for 63.5% of all visitors to Macau in 2013, compared to 60.2% in 2012. Visitors from Hong Kong and Taiwan accounted for 23.1% and 3.4% of total visitation in 2013, respectively.

Macau continues to benefit from the PRC central and Macau governments' development plans for the region, including improved infrastructure, immigration policies and development of Hengqin Island. This wide-reaching development plan is expected to strengthen the appeal of Macau as a multi-faceted leisure and tourism destination, offering an increasingly expanded array of entertainment attractions and amenities to drive long-term growth and a more diversified tourism experience.



14 Melco Crown Entertainment Limited Annual Report 2013

Melco Crown Entertainment LimitedAnnual Report 2013 15

Key Highlights



Celebrating its 5th Anniversary this year, City of Dreams will continue to deliver more one-of-its-kind entertainment offerings to visitors of Macau


Zaha Hadid Architects

Melco Crown Entertainment partnered with the highly praised Zaha Hadid on the design of the new hotel tower at City of Dreams

Studio City

The development of Studio City remains on track and is expected to open in mid-2015. With the foundation and piling work now complete, the construction is progressing as planned. Studio City, our Company's next integrated resort in Cotai, Macau, will further expand our Company's already substantial exposure to the mass market segments with its unique, cinematically-themed design and numerous interactive attractions which will further diversify Macau's leisure and tourism offerings.

The Company had successfully raised US$825.0 million under the Studio City Notes offering and signed the facilities agreement with the lead arranging banks in relation to the US$1.4 billion Studio City senior secured credit facilities, both of which were achieved without a corporate guarantee from the Company.

City of Dreams

In April 2013, the all new *TABOO* show came back to City of Dreams bringing a new cabaret experience to Club Cubic. This Franco Dragone inspired show demonstrates our commitment to further diversify the leisure and entertainment options that Macau has to offer and provides City of Dreams with another tool to support its premium business.

The Company is also moving forward with the development of the fifth hotel tower at City of Dreams, which is anticipated to open in early 2017. This iconic hotel tower represents another powerful addition to our wide array of amenities and attractions that City of Dreams already offers to its customers, helping extend its leading position in the increasingly important high-end and premium segments.

City of Dreams is also developing a lifestyle food and beverage and entertainment precinct which is designed to further broaden the appeal of the property to a wider range of visitors to Macau.

16 Melco Crown Entertainment Limited Annual Report 2013

City of Dreams Manila is expected to open in 2014

City of Dreams Manila

The development of City of Dreams Manila continues to progress well, with the integrated resort expected to open later this year. City of Dreams Manila is expected to be one of the Philippines’ leading integrated tourism resorts and will diversify the Company’s exposure to the rapidly developing Asian gaming and entertainment industry, enabling Melco Crown Entertainment to further participate in the growth in the Asian middle class and the increasing consumerism of this important target market.

The total budget for the City of Dreams Manila project up to the time of opening is estimated to be approximately US$680.0 million, consisting of funds primarily for capital expenditures, working capital for initial opening and other pre-opening expenses. However, this estimate may be revised depending on a range of variables, including the ? nal design and development plans, funding costs, the availability of ? nancing on terms acceptable to us, and the prevailing market conditions.

MCP has raised approximately US$338.5 million of net proceeds from a top-up placement in April 2013, which included the offer and sale of common shares of MCP, together with an over-allotment option. MCP has also raised approximately US$340.0 million equivalent in an offering of Philippine Peso denominated, 5.00% senior notes due 2019, which was completed in January 2014. The integrated resort is due to open later this year.

Melco Crown Entertainment LimitedAnnual Report 2013 17

Co-Chairman & Chief Executive Of? cer’s Statement

Melco Crown Entertainment has enjoyed yet another successful year in 2013 with record operating and ? nancial results, and the continued progress of our exciting development pipeline.

We reported record Adjusted EBITDA of US$1,287.8 million in 2013, primarily attributable to the strength in our mass table games operation and rolling chip revenues, in addition to our highly committed cost-control focus. The year-over-year increase in net revenue was driven by substantially improved mass table games volumes and blended hold percentages, as well as increased volumes in the rolling chip and gaming machines segments. We are proud that our solid ? nancial track record and managerial prowess have earned us a place on the esteemed Forbes Asia’s “Fabulous 50” list among Asia’s most elite companies, which is an acknowledgment of our success in achieving record-breaking results driven by our operational excellence and bold innovation.

Our ? agship property in Macau, City of Dreams, continues to be the primary driver of our group-wide success given the property’s impressive performance in the mass market segment, where the property’s mass table yields continue to lead the market. The success of City of Dreams is supported by the property’s premium-focused strategy, with World-class and unique gaming, entertainment and other non-gaming amenities, such as the multiple award-winning The House of Dancing Water, Asia’s only and most anticipated cabaret experience TABOO, the ground-breaking water extravaganza Viva Fiesta featuring the China National Diving Team, National Synchronized Swimming Team and acclaimed singers, and the international illusion master Franz Harary’s inaugural performance in Macau. To further cater towards Macau’s increasingly discerning customers, we are very pleased that the ? fth hotel tower at City of Dreams has commenced development in 2013, targeting to open in early 2017. The new tower will represent a truly iconic centerpiece, which will complement the property’s already market-leading offerings and attractions, enabling us to further extend our leading position at the premium end of the market.

In addition to ongoing enhancements to our existing properties in Macau, we continue to make significant progress on our next major integrated resort in Cotai, Studio City. This cinematically-themed integrated resort is ideally located directly adjacent to the Lotus Bridge in Cotai, the only entry point from the rapidly developing Hengqin Island to Macau. The project remains on track and is expected to open in mid-2015. Beyond Macau, our development in the Philippines has been progressing well. We are pleased that in recognition of our commitment to bringing the best in entertainment and gaming to the Philippines, our new integrated resort in Manila will carry the namesake of our successful “City of Dreams” branded ? agship resort in Macau, expanding the regional reach of the brand. City of Dreams Manila, with its broad collection of ? rst-class brands, including lifestyle and entertainment attractions, will meaningfully expand the Philippines appeal to a broader range of customers both within the Philippines and throughout the region. We have already announced two of the three hotel brands for the property — the ultra-luxurious Crown Towers hotel, serving VIP patrons, and the internationally acclaimed and celebrity-inspired Nobu Hotel, with its unique food and beverage concepts and boutique luxury hotel offerings. We will continue to announce more ground-breaking signature entertainment attractions at City of Dreams Manila as we move closer to opening the project.

While we remain focused on our current operations and future projects in both Macau and the Philippines, we continue to pursue our aim of becoming one of the leading gaming and entertainment companies in the region, positioning ourselves to participate in new and exciting gaming markets in Asia, most notably Japan.

18 Melco Crown Entertainment LimitedAnnual Report 2013

Macau is in a highly privileged position given the unrealized potential in its core feeder market of mainland China, as

is evidenced in the impressive growth in gaming revenues

over the past several years, making it the largest casino

gaming destination in the world. Macau’s ideal positioning,

transformational local and regional development plans, and

meaningful new supply of integrated resorts in Cotai will

support Macau’s long-term success as the leading leisure

and entertainment destination in Asia.

Lastly, we would like to express our gratitude to our Board

of Directors, shareholders, employees and business

associates for their continuous effort and support, which

have helped us achieve the success we have enjoyed. This

success, together with a disciplined approach to managing

our capital structure, has enabled us to recommend a

special dividend and a new quarterly dividend policy, with

a view to distributing surplus capital while at the same time maintaining suitable ? exibility to support our current and

future growth plans, with the ultimate goal of driving long-

term shareholder value.

Lawrence Yau Lung Ho

Co-Chairman and Chief Executive Of? cer

Melco Crown Entertainment LimitedAnnual Report 2013 19

Business Overview

We are a developer, owner and operator of casino gaming and entertainment resort facilities in Asia.

We currently have two major casino based operations, namely, City of Dreams and Altira Macau, and non-casino based operations at our Mocha Clubs. The Company is also developing the planned Studio City project, a cinematically-themed integrated entertainment, retail and gaming resort, and the iconic ? fth hotel tower at City of Dreams in Cotai, Macau, which are expected to open in mid-2015 and early 2017, respectively. Our current and future Macau operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate two Forbes Five-Star hotels in Macau: Altira Macau and The Crown Towers hotel. We seek to attract patrons throughout Asia and, in particular, from Greater China.

Our current operating facilities are focused on the Macau gaming market, which we believe will continue to be one of the largest gaming destinations in the world. In 2013, Macau generated approximately US$45.0 billion of gaming revenues, according to the DICJ, representing an 18.6% increase from the comparable period of 2012. In addition, Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

In the Philippines, MCE Leisure Philippines, a subsidiary of MCP, has been cooperating with Belle Corporation to develop and operate City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila, which is anticipated to open later this year.

Our Company’s ADSs were listed on the NASDAQ Global Market in December 2006 and were upgraded to be traded on the NASDAQ Global Select Market in January 2009. Our Company also successfully completed a dual primary listing on the Stock Exchange in December 2011.

City of Dreams

City of Dreams

City of Dreams is an integrated casino resort in Cotai, Macau which opened in June 2009. City of Dreams is a premium-focused property, targeting high end customers and rolling chip players from regional markets across Asia. As of December 31, 2013, City of Dreams featured a casino area of approximately 448,000 square feet with approximately 480 gaming tables and approximately 1,400 gaming machines.

The Crown Towers hotel, a Forbes Five-Star hotel, and the Hard Rock Hotel each offers approximately 300 guest rooms, and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. City of Dreams includes over 20 restaurants and bars, approximately 70 retail outlets, an audio visual multimedia experience, recreation and leisure facilities, including health and ? tness clubs, three swimming pools, spas and salons, and banquet and meeting facilities. The Club Cubic nightclub offers approximately 26,210 square feet of live entertainment space.

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats, features the internationally acclaimed and award winning “The House of Dancing Water” show.

The Company is moving forward with the development of the ? fth hotel tower at City of Dreams, which according to our current development schedule is anticipated to open in early 2017, helping us extend our leading position at the premium end of the market.

20 Melco Crown Entertainment LimitedAnnual Report 2013

Melco Crown Entertainment LimitedAnnual Report 2013

Melco Crown Entertainment LimitedAnnual Report 2013

Altira Macau

Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters.

As of December 31, 2013, Altira Macau featured a casino area of approximately 173,000 square feet with a total of approximately 140 gaming tables. Altira Macau's multi-floor layout comprises primarily designated gaming areas and private gaming rooms for rolling chip players, together with a general gaming area for the mass market that offers various table limits to cater to a wide range of mass market patrons. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau's gaming areas to meet the changing demands of our patrons and target specific customer segments.

We consider Altira Hotel, located within the 38-storey Altira Macau, to be one of the leading hotels in Macau as evidenced by its long-standing Forbes Five-Star recognition. The top floor of the hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The hotel comprises approximately 230 guest rooms, including suites and villas. A number of restaurants and dining facilities are available at Altira Macau, including a leading Italian restaurant Aurora, several Chinese and international restaurants, dining areas focused around the gaming areas and several bars. Altira Hotel also offers non-gaming entertainment venues, including a spa, gymnasium, outdoor garden podium and sky terrace lounge.

Altira Macau continues to offer the most luxurious hotel experience to every customer with its internationally acclaimed accommodation and guest services. It has been awarded the "Forbes Five Star" rating in both Lodging and Spa categories by the Forbes Travel Guide (formerly known as Mobil Travel Guide) for the fourth year running in 2013.

Melco Crown Entertainment Limited Annual Report 2013 23

摩卡
Mocha

Mocha Clubs, the largest non-casino based operations of electronic gaming machines in Macau

Mocha Clubs

Mocha Clubs comprise the largest non-casino based operations of gaming machines in Macau. As of December 31, 2013, Mocha Clubs had eight clubs with a total of 1,369 gaming machines in operation, which represented 10.4% of the total machine installation in the market, according to the DICJ. Mocha Clubs focus on general mass market players, including day-trip customers, outside the conventional casino setting. Except for Mocha Altira located at Altira Macau, we operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements.

In addition to slot machines, each Mocha Club site offers electronic table games without dealers. The gaming facilities at our Mocha Clubs include what we believe is the latest technology for gaming machines and offer both single-player machines with a variety of games, including progressive jackpots, and multi-player games where players on linked machines play against the house in electronic roulette, baccarat and sicbo, a traditional Chinese dice game.

The Macau government enacted an administrative regulation which came into effect on November 27, 2012, pursuant to which gaming machine lounges, such as our Mocha Clubs, may only be installed: (i) in hotels classified with at least five stars; (ii) in properties entirely allocated to non-residential purposes and located within less than 500 meters of an authorized hotel-casino; or (iii) in commercial and leisure complexes, of relevant touristic interest, not inserted in a densely populated area. Under this regulation, all gaming machine lounges were required to comply with the applicable requirements by November 27, 2013. We closed three Mocha Clubs which did not meet the relevant location requirements before November 27, 2013. In May and November 2013, we obtained approval from the Macau government to open two new Mocha Clubs, one of which opened in December 2013 and the other one is expected to open later this year.

Studio City

We are currently developing Studio City, a large-scale cinematically-themed integrated entertainment, retail and gaming resort which is expected to open in mid-2015. Studio City upon completion will include significant gaming capacity, five-star hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers. Studio City is designed to capture the increasingly important mass market segment, with its destination theming, unique and innovative interactive attractions, and strong Asian focus.

The Studio City's site is on a plot of land of 130,789 square meters (approximately 1.4 million square feet) in Cotai, Macau and is located directly adjacent to the Lotus Bridge immigration checkpoint and one of the proposed light rail stations. We believe that the location of Studio City, in addition to its vast array of entertainment and leisure offerings, is a key competitive advantage.

24 Melco Crown Entertainment Limited Annual Report 2013

NOBU HOTEL
CITY OF DREAMS
City of Dreams Manila proudly introduces the first celebrity-inspired Nobu Hotel in Asia at the resort

Studio City has an approved gross construction area of 707,078 square meters (approximately 7.6 million square feet). We currently estimate on a preliminary basis that the design and construction cost for the first phase of Studio City will be approximately US$2.04 billion. Our plans for the expansionary phase at Studio City are under review.

We successfully raised US$825.0 million through our Studio City Notes offering in November 2012. We signed the facilities agreement in January 2013 with the lead arranging banks for a US$1.4 billion Studio City senior secured credit facilities. These financings were achieved without a corporate guarantee from the Company.

City of Dreams Manila

City of Dreams Manila is located on an approximately 6.2-hectare site at the gateway of Entertainment City, Manila, close to Metro Manila's international airport and central business district. City of Dreams Manila is expected to be one of the Philippines' leading integrated tourism resorts and is anticipated to open later this year.

Upon completion and subject to any interior design modifications, City of Dreams Manila is expected to have approximately 14,026 square meters (approximately 150,727 square feet) of aggregate gaming space and total gross floor area of approximately 300,100 square meters (approximately 3.2 million square feet). Under the regulatory framework of PAGCOR, City of Dreams Manila will be permitted to operate up to approximately 1,680 slot machines, 1,680 electronic table games and 365 gaming tables upon completion. Notwithstanding the maximum permitted by PAGCOR, the actual number of slot machines, electronic table games and gaming tables upon completion, may be fewer. City of Dreams Manila is expected to have three hotels, including the ultra-luxurious and exciting brands such as Crown Towers hotel and Nobu Hotel, with approximately 950 rooms in aggregate, including VIP and five-star luxury rooms and high-end boutique hotel rooms, and five specialty restaurants along with a number of bars and a multi-level car park. City of Dreams Manila is also expected to feature three separate entertainment venues: a family entertainment center, a live performance central lounge within the casino and a night club encapsulated within the Fortune Egg, an attractive domelike structure accented with creative external lighting, which is expected to become a centerpiece attraction of the project. City of Dreams Manila will also feature a retail boulevard.

City of Dreams Manila represents an important milestone for us, marking our first entry into an entertainment and gaming market outside of Macau, which will enable our Company to deliver an incremental source of earnings and cashflow. City of Dreams Manila meaningfully expands our regional offerings designed to cater to the needs and ever-growing demands of the increasingly important Asian middle-class which continues to seek a more sophisticated and broader leisure and entertainment experience.

Melco Crown Entertainment Limited Annual Report 2013 25

Corporate Citizenship and Responsible Gaming

With deep roots in Macau, Melco Crown Entertainment’s foundation philosophy on corporate social responsibility (“CSR”) is about giving back to the community it serves. The Company has devoted its greatest efforts in contributing to the society through a proactive and innovative approach.

Melco Crown Entertainment believes in making a difference in the community in which it operates

26 Melco Crown Entertainment LimitedAnnual Report 2013

The Company has developed unique and one-of-its-kind CSR programs across its six CSR pillars — youth, education, women, culture/heritage, environment and responsible gaming. These programs aim to address and facilitate solutions on social issues in Macau, and to support local charitable organizations guided by the vision of making a difference in people’s lives.

“Dare to Dream” is the Company’s signature series to encourage innovation and inculcate an appreciation for the arts, by providing the youths of Macau with an exposure to world-renowned and prestigious artists and maestros. The purpose is to inspire to aspire, and to reach for their maximum potential. Under this signature series and in partnership with the Macau government, the Company has already provided scholarship and internship abroad opportunities with two world-renowned maestros in their respective ? elds — Mr. Franco Dragone, the creative director of the award-winning “The House of Dancing Water”, with the support of Macao Polytechnic Institute; and Mr. Yundi Li, the international piano maestro, supported by Cultural Affairs Bureau of Macau. In partnership with the Tertiary Education Services Of? ce of Macau, the next wave of “Dare to Dream” is the opportunity to be exposed to Dame Zaha Hadid, the internationally renowned architect and the architect and designer of City of Dreams’ new hotel tower.

Melco Crown Entertainment believes that encouraging learning and higher education is a must. To enable its colleagues to pursue their high school education while still working, Melco Crown Entertainment has launched the general education program “Back to School” in partnership with the Education and Youth Affairs Bureau of Macau. This unique program brings the high school diploma in-house through the Company’s Learning Academy, which eases transportation and time issues for our colleagues.

Melco Crown Entertainment also provides various scholarships to complete a full 4-year degree programme in any universities in Macau, in order to encourage the concept of life-long learning. These scholarships are provided for our employees, and their families, as the Company believes the importance of family. One category of the scholarship is the “Hope Scholarship”, which is offered for those who are facing extraordinary circumstances which would otherwise prevent them from meeting the relevant academic criteria.

Outside Macau, Melco Crown Entertainment has also been active in various cultural, educational and community events in Japan in recent years. A CSR project called

“AURA” (Alternative Urbanism Reorganized by Arts) will be inaugurated in April 2014. “AURA” is the collaboration project between Tokyo University of the Arts and the Company for the perpetuation and evolution of Japanese traditional cultures. The project consists of research on a new urban development model, as well as a series of activities to perpetuate Japanese traditional culture, aiming at creating new arts and cultures for the future generations.

As an environmentally responsible company, environmental initiatives and concerns have always been a part of the fabric of Melco Crown Entertainment. The Company has invested over MOP100 million in “green” technology to ensure better energy management and address environmental concerns. In particular, City of Dreams, with the second largest Centralized Cooling System in the South China hospitality industry, was the ? rst and only hospitality facility in Macau to attain ISO 14001 Environmental Management Certi? cation, along with the Indoor Environmental Quality Certi? cate. It has also been honored for its high energy ef? ciency with the “Energy Saving Concept Award”.

Responsible Gaming (“RG”) is also one of the main focuses of Melco Crown Entertainment’s social responsibilities. Notable RG activities and infrastructure include full RG training as part of the orientation process for all new staff members (including non-gaming employees), a video promoting RG through the Company’s internal TV channel “MCE TV” and employee intranet and support of RG Awareness Week organized by the Macau government. The Company also distributes posters and brochures on RG at all of its properties and provides support including counseling to customers who have a gambling problem.

The other aspects of Melco Crown Entertainment’s CSR encompass both volunteerism and philanthropy throughout the entire organization. The Company is proud of volunteers who devote their personal time to the causes bene? tting youth, education, women, environment responsible gaming, culture/heritage, resulting in over 38 volunteer activities involving hundreds of employees. One example of the Company’s unique events is where its employees donated more than 4,000 of their own mooncakes to the community, together with a warm touch by the MCE Volunteer Team which delivered them door-to-door.

Melco Crown Entertainment will continue its endeavors to contribute to a better society, and persevere in a unique approach to corporate social responsibility in integrating the business and community issues as a win/win approach.

Melco Crown Entertainment LimitedAnnual Report 2013

Management Discussion and Analysis

Summary of Financial Results

For the year ended December 31, 2013, our total net revenues were US$5.09 billion, an increase of 24.7% from US$4.08 billion of net revenues for the year ended December 31, 2012. Net income attributable to Melco Crown Entertainment for the year ended December 31, 2013 was US$637.5 million, as compared to net income of US$417.2 million for the year ended December 31, 2012. Our improvement in profitability was attributable to substantially improved group-wide mass table games and rolling chip revenues.

	Year Ended December 31,		
	2013	2012	2011
	(in thousands of US$)		
Net revenues	$ 5,087,178	$ 4,078,013	$ 3,830,847
Total operating costs and expenses	(4,247,354)	(3,570,921)	(3,385,737)
Operating income	839,824	507,092	445,110
Net income attributable to Melco Crown Entertainment	$ 637,463	$ 417,203	$ 294,656

Our results of operations for the years presented are not fully comparable for the following reasons:

- On November 26, 2012, Studio City Finance issued the Studio City Notes
- On December 19, 2012, we completed the acquisition of a majority interest in the issued share capital of MCP
- On February 7, 2013, MCE Finance issued the 2013 Senior Notes
- On March 11, 2013, we completed the early redemption of the RMB Bonds in full
- On March 13, 2013, the cooperation agreement and the lease agreement between us and the Philippine Parties became effective
- On March 28, 2013, we completed the early redemption of our 2010 Senior Notes
- In April, 2013, MCP completed a top-up placement on the Philippine Stock Exchange raising net proceeds of approximately US$338.5 million, including the over-allotment option



Crown Towers hotel at City of Dreams is the only hotel in Macau to be awarded the Forbes Five-Star Awards by Forbes Travel Guide for its hotel, spa and restaurants namely Jade Dragon and The Tasting Room

28 Melco Crown Entertainment Limited Annual Report 2013

Factors Affecting Our Current and Future Results

Our results of operations are and will be affected most signi? cantly by:

•

The growth of the gaming and leisure market in Macau, which is facilitated by a number of key drivers and initiatives including, among others, favorable population demographics and economic growth in major Asian tourism markets, substantial private capital investment in Macau, particularly in developing diversi?ed destination resort properties, and the commitment and support of the PRC central and Macau governments to improve and develop infrastructure both within, and connecting to, Macau;

•

The current economic and operating environment, including the impact of global and local economic conditions, changes in capital market conditions; and the impact of visa and other regulatory policies of the PRC central and Macau governments;

•

The competitive landscape in Macau, which is expected to evolve as more gaming and non_gaming facilities are developed in Macau, including the expected new supply of integrated resorts in the Cotai region of Macau, as well as the impact of recent or future expansion of gaming markets throughout Asia;

•

The different mix of table and machine games at our casinos, such as the mix between rolling chip and mass market table game segments, and customer playing habits; as well as changes in the mix of rolling chip business sourced through gaming promoters or via our direct VIP relationships;

Housing one of the largest event spaces in Macau, Grand Hyatt Macau hotel has its sights set on being the leading MICE venue in the region

•

Our relationships with gaming promoters, which contribute a signi?cant portion of our casino revenues, expose us to credit risk (given the majority of these gaming promoters are provided with credit as part of the ordinary course of business) and to any change in the gaming promoter commission environment in Macau. For the years ended December 31, 2013, 2012 and 2011, approximately 49.8%, 53.4% and 61.0% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively. For the year ended December 31, 2013, our top ?ve customers and the largest customer were gaming promoters and accounted for approximately 20.7% and 6.3% of our casino revenues, respectively.

We believe we have good relationships with our gaming promoters. Commissions paid to our rolling chip gaming promoters (net of amounts indirectly rebated to customers) amounted to US$391.9 million, US$308.6 million and US$321.6 million for the years ended December 31, 2013, 2012 and 2011, respectively;

Melco Crown Entertainment LimitedAnnual Report 2013 29

- Our exposure to interest rate risk is associated with our substantial indebtedness bearing interest based on floating rates. We attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings and we may supplement by hedging activities in a manner we deem prudent. As of December 31, 2013 and 2012, approximately 72% and 67%, respectively, of our total indebtedness was based on fixed rates. The increase was primarily due to the issuance of 2013 Senior Notes, the repayment of the drawn revolving credit facility and scheduled repayment of the term loan both under 2011 Credit Facilities, partially offset the redemption of the 2010 Senior Notes and RMB Bonds and repayment of the Deposit-Linked Loan. Based on December 31, 2013 and 2012 indebtedness levels, an assumed 100 basis point change in HIBOR and London Interbank Offered Rate would cause our annual interest cost to change by approximately US$7.1 million and US$10.5 million, respectively; and

- Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollars. The majority of our revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Patacas. In addition, a significant portion of our indebtedness, as a result of the 2013 Senior Notes and Studio City Notes, and certain expenses, have been and are denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. We also have a certain portion of our assets and liabilities, including the issuance of Philippine Notes in January 2014, denominated in Philippine Pesos.

  Any significant fluctuations in the exchange rates between H.K. dollars, Patacas or Philippine Pesos to U.S. dollars may have a material adverse effect on our revenues and financial condition.

  We accept foreign currencies from our customers and as of December 31, 2013, in addition to H.K. dollars and Patacas, we also hold other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal. We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the years ended December 31, 2013 and 2012. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs.

  See note 12 to the consolidated financial statements included elsewhere in this annual report for further details related to our indebtedness and foreign currency exposure as of December 31, 2013.

  Major currencies in which our cash and bank balances (including bank deposits with original maturity over three months and restricted cash) held as of December 31, 2013 were U.S. dollars, H.K. dollars, New Taiwan dollars, Philippine Pesos and Patacas. Based on the cash and bank balances (excluding restricted cash balances from the RMB2.3 billion in proceeds from the RMB Bonds, for which currency fluctuations will be offset by the associated currency fluctuations of the RMB Bonds for 2012) as of December 31, 2013 and 2012, an assumed 1% change in the exchange rates between currencies other than U.S. dollars against the U.S. dollars would cause a maximum foreign transaction gain or loss of approximately US$21.6 million and US$18.3 million for the years ended December 31, 2013 and 2012, respectively.

  Based on the balances of indebtedness denominated in currencies other than U.S. dollars as of December 31, 2013, an assumed 1% change in the exchange rates between H.K. dollar against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$6.7 million for the year ended December 31, 2013. Based on the balances of indebtedness denominated in currencies other than U.S. dollars and restricted cash from the RMB2.3 billion in proceeds from the RMB Bonds as of December 31, 2012, an assumed 1% change in the exchange rates between H.K. dollar and Renminbi against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$13.7 million for the year ended December 31, 2012.

30 Melco Crown Entertainment Limited Annual Report 2013

With an eclectic collection of Hard Rock Memorabilia, Hard Rock Hotel is designed with the spirit of rock ‘n’ roll in mind so that every guest feels like a rock star

Our historical ? nancial results may not be characteristic of our potential future results as we continue to expand and re? ne our service offerings at our properties and develop and open new properties.

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.
•	Rolling chip win rate: rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume.
•	Mass market table games drop: the amount of table games drop in the mass market table games segment.
•	Mass market table games hold percentage: mass market table games win as a percentage of mass market table games drop.
•	Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues.
•	Gaming machine handle: the total amount wagered in gaming machines.
•	Gaming machine win rate: gaming machine win expressed as a percentage of gaming machine handle.

In the rolling chip market segment, customers purchase identi? able chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box of rolling chips purchased from the cage. Rolling chip volume and mass market table games drop are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Mass market table games drop measures buy in. Rolling chip volume is generally substantially higher than mass market table games drop. As these volumes are the denominator used in calculating win rate or hold percentage, with the same use of gaming win as the numerator, the win rate is generally lower in the rolling chip market segment than the hold percentage in the mass market table games segment.

Our combined expected rolling chip win rate (calculated before discounts and commissions) across our properties is in the range of 2.7% to 3.0%.

We use the following KPIs to evaluate our hotel operations:

•	Average daily rate: calculated by dividing total room revenues (less service charges, if any) by total rooms occupied, i.e., average price of occupied rooms per day.
•	Occupancy rate: the average percentage of available hotel rooms occupied during a period.
•

Revenue per available room, or REVPAR: calculated by dividing total room revenues (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

Complimentary rooms, for which rates are set at a discount from standard walk-in rates, are included in the calculation of the above room-related KPIs. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

Melco Crown Entertainment LimitedAnnual Report 2013 31

Altira Macau earned the highest Five-Star rating in both the Hotel and Spa categories by Forbes Travel Guide since 2010

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

REVENUES

Our total net revenues for the year ended December 31, 2013 were US$5.09 billion, an increase of US$1.01 billion, or 24.7%, from US$4.08 billion for the year ended December 31, 2012. The increase in total net revenues was driven by substantially improved mass table games volumes and blended hold percentages, as well as increased volumes in the rolling chip and gaming machines segments.

Our total net revenues for the year ended December 31, 2013 comprised of US$4.94 billion of casino revenues, representing 97.1% of our total net revenues, and US$145.7 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2012 comprised US$3.93 billion of casino revenues, representing 96.5% of our total net revenues, and US$143.3 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2013 were US$4.94 billion, representing a US$1.01 billion, or 25.6%, increase from casino revenues of US$3.93 billion for the year ended December 31, 2012, primarily due to an increase in casino revenues at City of Dreams and Altira Macau of US$935.2 million, or 33.5%, and US$65.5 million, or 6.9%, respectively. This increase was primarily a result of increased rolling chip volume and mass market table games drop at both City of Dreams and Altira Macau, as well as an improved blended mass market table games hold percentage and rolling chip win rate. Our mass market table games revenues continue to improve re? ecting the success of a range of gaming ? oor ef? ciency initiatives, improved casino visitation and casino marketing initiatives, together with a strong overall market growth environment in the segment.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2013 was US$44.9 billion, representing an increase of US$0.9 billion, or 2.2%, from US$44.0 billion for the year ended December 31, 2012. The rolling chip win rate (calculated before discounts and commissions) was 2.96% for the year ended December

32 Melco Crown Entertainment LimitedAnnual Report 2013

31, 2013, within our expected level of 2.7% to 3.0%, and increased slightly from 2.89% for the year ended December 31, 2012. In the mass market table games segment, mass market table games drop was US$724.0 million for the year ended December 31, 2013, representing an increase of 20.4% from US$601.4 million for the year ended December 31, 2012. The mass market table games hold percentage was 15.4% for the year ended December 31, 2013, representing a decrease from 16.7% for the year ended December 31, 2012.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2013 of US$97.0 billion represented an increase of US$15.7 billion, or 19.3%, from US$81.3 billion for the year ended December 31, 2012. The rolling chip win rate (calculated before discounts and commissions) was 2.95% for the year ended December 31, 2013, in line with our expected range of 2.7% to 3.0%, and re? ected a slight increase from 2.92% for the year ended December 31, 2012. In the mass market table games segment, mass market table games drop was US$4.66 billion for the year ended December 31, 2013 which represented an increase of US$1.07 billion, or 30.0%, from US$3.59 billion for the year ended December 31, 2012. The mass market table games hold percentage was 34.6% in the year ended December 31, 2013, demonstrating a large increase from 29.1% for the year ended December 31, 2012. Average net win per gaming machine per day was US$361 for the year ended December 31, 2013, an increase of US$48, or 15.2%, from US$313 for the year ended December 31, 2012.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2013 was US$212, an increase of approximately US$26, or 13.9%, from US$186 for the year ended December 31, 2012.

Rooms. Room revenues for the year ended December 31, 2013 were US$127.7 million, representing a US$9.6 million, or 8.1%, increase from room revenues of US$118.1 million for the year ended December 31, 2012. The increase was primarily due to improved occupancy and the positive impact from the increase in average daily rate. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$230, 99% and US$227, respectively, for the year ended December 31, 2013, as compared to US$221, 98% and US$216, respectively, for the year ended December 31, 2012. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$189, 97% and US$183, respectively, for the year ended December 31, 2013, as compared to US$185, 93% and US$171, respectively, for the year ended December 31, 2012.

Food, beverage and others. Other non-casino revenues for the year ended December 31, 2013 included food and beverage revenues of US$78.9 million and entertainment, retail and other revenues of US$103.7 million. Other non-casino revenues for the year ended December 31, 2012 included food and beverage revenues of US$72.7 million, and entertainment, retail and other revenues of US$90.8 million. The increase of US$19.1 million in food, beverage and other revenues from the year ended December 31, 2012 to the year ended December 31, 2013 was primarily due to higher business volumes associated with an increase in visitation during the year, as well as the improved yield of rental income at City of Dreams.

Melco Crown Entertainment LimitedAnnual Report 2013 33

Altira Spa is one of the six spas in Macau to receive the Five-Star rating by Forbes Travel Guide

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$4.25 billion for the year ended December 31, 2013, representing an increase of US$676.4 million, or 18.9%, from US$3.57 billion for the year ended December 31, 2012. The increase in operating costs was primarily due to an increase in operating costs at City of Dreams and Altira Macau which were in-line with the increased gaming volume and associated increase in revenues, as well as the increase in associated costs in connection with MCP after our acquisition of a majority interest in MCP, including fees and costs associated with the corporate reorganization of MCP.

Casino. Casino expenses increased by US$618.0 million, or 21.8%, to US$3.45 billion for the year ended December 31, 2013 from US$2.83 billion for the year ended December 31, 2012 primarily due to additional gaming tax and other levies and commission expenses of US$531.0 million, as well as other operating costs, such as payroll and promotional expenses of US$87.0 million, which increased as a result of increased gaming volume and associated increase in revenues.

Rooms. Room expenses, which represent the costs in operating the hotel facilities at Altira Macau and City of Dreams, decreased by 14.9% to US$12.5 million for the year ended December 31, 2013 from US$14.7 million for the

City of Dreams’ impressive performance in the premium segment enables Melco Crown Entertainment to maintain its market-leading mass market table yields year ended December 31, 2012, primarily due to a higher level of complimentary hotel rooms offered to gaming customers for which the associated costs are included as casino expenses, partially offset by an increase in the operating costs as a result of increased occupancy.

Food, beverage and others. Food, beverage and others expenses were US$93.3 million and US$90.3 million for the years ended December 31, 2013 and 2012, respectively.

General and administrative. General and administrative expenses increased by US$28.8 million, or 12.7%, to US$255.8 million for the year ended December 31, 2013 from US$227.0 million for the year ended December 31, 2012, primarily due to an increase in payroll expenses, share-based compensation, marketing and advertising expenses, as well as professional fees to support continuing and expanding operations.

Pre-opening costs. Pre-opening costs were US$17.0 million for the year ended December 31, 2013 as compared to US$5.8 million for the year ended December 31, 2012. Such costs relate primarily to personnel training, rental, marketing, advertising and administrative costs in connection with new or start-up operations. Pre-opening costs for the year ended December 31, 2013 primarily related to the payroll expenses, rental and administrative costs in connection with City of Dreams Manila and

34 Melco Crown Entertainment LimitedAnnual Report 2013

The Tasting Room, a Michelin-starred and Forbes Five-Star restaurant offering the most creative menu and a choice of dining atmosphere to enhance one’s gastronomic experience

Studio City. The pre-opening costs for the year ended December 31, 2012 related to the administrative costs in connection with Studio City, the opening of The Tasting Room, Signature Club Lounge and Jade Dragon at City of Dreams, and the introduction of TABOO at Club Cubic.

Development costs. Development costs were US$26.3 million for the year ended December 31, 2013, which predominantly related to fees and costs associated with the corporate reorganization of MCP as well as corporate business development. Development costs for the year ended December 31, 2012 primarily included US$5.7 million excess payment between purchase consideration and direct transaction costs and share of net assets acquired upon completion of the acquisition of MCP in December 2012 and a total of US$5.4 million of professional and consultancy fee for City of Dreams Manila, as well as corporate business development.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at an annual rate of US$57.2 million for each of the years ended December 31, 2013 and 2012.

Amortization of land use rights. The increase in amortization of land use rights expenses to US$64.3 million for the year ended December 31, 2013 from US$59.9 million for the year ended December 31, 2012 was primarily due to the additional amortization of land

With enchanting views of Cotai and superlative personalized services, Jade Dragon sets the benchmark for ? ne dining in Macau use rights expenses associated with amended Studio City land concession contract in July 2012.

Depreciation and amortization. Depreciation and amortization expenses were US$261.3 million and US$261.4 million for the years ended December 31, 2013 and 2012, respectively. The slight decrease was primarily due to fully depreciated assets at City of Dreams and Altira Macau during the year ended December 31, 2013, offset in part by depreciation of assets progressively added to City of Dreams.

Property charges and others. Property charges and others generally include costs related to the remodeling and rebranding of a property which might include the retirement, disposal or write-off of assets. Property charges and others for the year ended December 31, 2013 were US$6.9 million, which primarily included a write-off of US$3.0 million for the ? nal payment in relation to a service contract at City of Dreams and assets write-off of US$1.6 million as a result of the remodel of non_ gaming attractions at City of Dreams. Property charges and others for the year ended December 31, 2012 were US$8.7 million, which mainly related to the write-off of US$4.4 million for excess payments in relation to a service contract at City of Dreams and US$2.4 million of costs incurred for implementing our streamlined management structure in February 2012.

Melco Crown Entertainment LimitedAnnual Report 2013 35

NON-OPERATING EXPENSES, NET

Net non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment fees, foreign exchange (loss) gain, net, change in fair value of interest rate swap agreements, loss on extinguishment of debt and costs associated with debt modification, as well as other non-operating income, net.

Interest income was US$7.7 million for the year ended December 31, 2013, as compared to US$11.0 million for the year ended December 31, 2012. The decrease was primarily driven by lower interest income from RMB Bonds proceeds deposit upon the early redemption of RMB Bonds in March 2013.

Interest expenses were US$152.7 million, net of capitalized interest of US$31.0 million for the year ended December 31, 2013, compared to US$109.6 million, net of capitalized interest of US$10.4 million for the year ended December 31, 2012. The increase in net interest expenses (net of interest capitalization) of US$43.1 million was primarily due to: (i) US$65.3 million higher interest expenses upon our issuance of Studio City Notes in November 2012; (ii) US$34.0 million interest on capital lease obligation relating to MCP's building lease payments incurred during the year ended December 31, 2013; partially offset by (iii) lower interest charges of US$10.5 million upon our redemption of our 2010 Senior Notes by our issuance of the lower interest rate 2013 Senior Notes in March 2013 and US$19.5 million upon our repayment and redemption on the Deposit-Linked Loan and RMB Bonds; (iv) a lower interest charge of US$5.0 million as a result of the scheduled repayments of the term loan started from September 2013 and repayment of the drawn revolving credit facility both under 2011 Credit Facilities; and (v) higher interest capitalization of US$20.6 million primarily associated with the Studio City construction and development projects.

Other finance costs for the year ended December 31, 2013 of US$43.8 million, included US$18.2 million of amortization of deferred financing costs and loan commitment fees of US$25.6 million. Other finance costs for the year ended December 31, 2012 of US$14.6 million, included US$13.3 million of amortization of deferred financing costs and loan commitment fees of US$1.3 million. The increase in amortization of deferred financing costs compared to the year ended December 31, 2012 was primarily due to the recognition of amortized deferred financing costs incurred for the Studio City Notes issued in November 2012 and the 2013 Senior Notes issued in February 2013, which were offset in part by the cessation of amortization of deferred financing costs relating to the RMB Bonds and 2010 Senior Notes upon our redemption. The increase in loan commitment fees compared to the year ended December 31, 2012 was primarily associated with the Studio City Project Facility, which became effective from January 28, 2013.

Loss on extinguishment of debt for the year ended December 31, 2013 was US$50.9 million, which mainly represented a portion of the 2010 Senior Notes redemption fees and unamortized deferred financing costs that are not eligible for capitalization. There was no loss on extinguishment of debt for the year ended December 31, 2012. See note 12 to the consolidated financial statements included elsewhere in this annual report for more information.

Costs associated with debt modification for the year ended December 31, 2013 were US$10.5 million, which mainly represented a portion of underwriting fee, legal and professional fees incurred for refinancing 2010 Senior Notes with 2013 Senior Notes that are not eligible for capitalization. Cost associated with debt modification for the year ended December 31, 2012 were US$3.3 million, which were primarily attributable to a consent solicitation fee in relation to the 2010 Senior Notes in October 2012. See note 12 to the consolidated financial statements included elsewhere in this annual report for more information.

36 Melco Crown Entertainment Limited Annual Report 2013

INCOME TAX (EXPENSE) CREDIT

Income tax expense for the year ended December 31, 2013 was primarily attributable to a lump sum tax payable in lieu of Macau Complementary Tax otherwise due by Melco Crown Macau’s shareholders for dividends distributable to them by Melco Crown Macau. The effective tax rate for the year ended December 31, 2013 was 0.4%, as compared to a negative rate of 0.7% for the year ended December 31, 2012. Such rates for the years ended December 31, 2013 and 2012 differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance and expenses for which no income tax bene? t is receivable for the years ended December 31, 2013 and 2012 and the effect of a tax holiday of US$125.7 million and US$88.5 million on the net income of our Macau gaming operations during the years ended December 31, 2013 and 2012, respectively, which is set to expire in 2016. Our management does not expect to realize a signi? cant income tax bene? t related to deferred tax assets generated by our Macau operations; however, to the extent that the ? nancial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS

Our net loss attributable to noncontrolling interests of US$59.5 million for the year ended December 31, 2013, which compared to that of US$18.5 million for the year ended December 31, 2012, was primarily due to the share of the Studio City expenses of US$48.0 million and MCP expenses of US$11.5 million, respectively, by the respective minority shareholders for the year ended December 31, 2013. The year-over-year increase was primarily attributable to the noncontrolling interests’ share of Studio City’s ? nancing costs and City of Dreams Manila’s pre-operating expenses during the year ended December 31, 2013.

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT

As a result of the foregoing, we had net income of US$637.5 million for the year ended December 31, 2013, compared to US$417.2 million for the year ended December 31, 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

REVENUES

Our total net revenues for the year ended December 31, 2012 were US$4.08 billion, an increase of US$0.25 billion, or 6.5%, from US$3.83 billion for the year ended December 31, 2011. The increase in total net revenues was primarily driven by substantially improved mass market table games volumes and blended hold percentages, as well as increased volumes in the gaming machines operations, partially offset by lower group-wide rolling chip volumes.

Our total net revenues for the year ended December 31, 2012 comprised US$3.93 billion of casino revenues, representing 96.5% of our total net revenues, and US$143.3 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2011 comprised US$3.68 billion of casino revenues, representing 96.0% of our total net revenues, and US$151.4 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2012 were US$3.93 billion, representing a US$0.25 billion, or 6.9%, increase from casino revenues of US$3.68 billion for the year ended December 31, 2011, primarily due to an increase in casino revenues at City of Dreams of US$439.3 million, or 18.6%, which was partially offset by a decrease in casino revenues at Altira Macau of US$207.3 million, or 17.9%. This increase was primarily attributable to substantial growth in the mass market table games segment, particularly at City of Dreams, driven by improvements in both the mass market table games hold percentage together with increased mass market table games drop. Our mass market table games revenues continue to improve re? ecting the success of a range of gaming ? oor ef? ciency initiatives, improved casino visitation and casino marketing initiatives, together with a strong overall market growth environment in the segment.

Melco Crown Entertainment LimitedAnnual Report 2013 37

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2012 was US$44.0 billion, representing a decrease of US$7.2 billion, or 14.1%, from US$51.2 billion for the year ended December 31, 2011. Altira Macau’s rolling chip volumes were impacted by a slow-down in the market-wide rolling chip segment and various group-wide table ef? ciency initiatives which, among other things, resulted in a reduction in the number of rolling chip gaming tables in operation at Altira Macau for the year ended December 31, 2012 when compared to 2011. The rolling chip win rate (calculated before discounts and commissions) was 2.89% for the year ended December 31, 2012, within our expected level of 2.7% to 3.0%, and decreased from 3.03% for the year ended December 31, 2011. In the mass market table games segment, mass market table games drop was US$601.4 million for the year ended December 31, 2012, representing an increase of 3.4% from US$581.8 million for the year ended December 31, 2011. The mass market table games hold percentage was 16.7% for the year ended December 31, 2012 and represented a slight increase from 16.6% for the year ended December 31, 2011.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2012 of US$81.3 billion represented an increase of US$2.5 billion, or 3.2%, from US$78.8 billion for the year ended December 31, 2011. The rolling chip win rate (calculated before discounts and commissions) was 2.92% for the year ended December 31, 2012, which is within our expected range of 2.7% to 3.0%, and slightly improved from 2.89% for the year ended December 31, 2011.

In the mass market table games segment, mass market table games drop was US$3.59 billion for the year ended December 31, 2012 which represented an increase of US$0.65 billion, or 22.0%, from US$2.94 billion for the year ended December 31, 2011. The increase in mass market table games drop was positively impacted by an increase in casino visitation and improvements in casino marketing initiatives, together with the overall market growth in the mass market table games segment. The mass market table games hold percentage was 29.1% in the year ended December 31, 2012 and demonstrated a signi? cant increase from 24.4% for the year ended December 31, 2011. Average net win per gaming machine per day was US$313 for the year ended December 31, 2012, an increase of US$45, or 16.8%, from US$268 for the year ended December 31, 2011.

The multiple award-winning water-based extravaganza “The House of Dancing Water” represents the live entertainment centerpiece of City of Dreams’ overall leisure and entertainment offering

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2012 was US$186, a decrease of approximately US$31, or 14.3%, from US$217 for the year ended December 31, 2011. The average net win per gaming machine was impacted by the addition of over 500 gaming machines as a result of the opening of two new Mocha Clubs venues in late 2011 and early 2012. The number of gaming machines in operation at Mocha Clubs averaged approximately 2,100 for the year ended December 31, 2012, compared to approximately 1,700 for the year ended December 31, 2011.

Rooms. Room revenues for the year ended December 31, 2012 were US$118.1 million, representing a US$15.1 million, or 14.6%, increase from room revenues of US$103.0 million for the year ended December 31, 2011, primarily due to improved occupancy and the positive impact from the increase in average daily rate. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$221, 98% and US$216, respectively, for the year ended December 31, 2012, as compared to US$196, 98% and US$191, respectively, for the year ended December 31, 2011. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$185, 93% and US$171, respectively, for the year ended December 31, 2012, as compared to US$172, 91% and US$156, respectively, for the year ended December 31, 2011.

38 Melco Crown Entertainment LimitedAnnual Report 2013

Food, beverage and others. Other non-casino revenues for the year ended December 31, 2012 included food and beverage revenues of US$72.7 million, and entertainment, retail and other revenues of US$90.8 million. Other non-casino revenues for the year ended December 31, 2011 included food and beverage revenues of US$61.8 million, and entertainment, retail and other revenues of US$86.2 million. The increase of US$15.5 million in food, beverage and other revenues from the year ended December 31, 2011 to the year ended December 31, 2012 was primarily due to higher business volumes associated with an increase in visitation during the year and an improved yield of rental income at City of Dreams.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$3.57 billion for the year ended December 31, 2012, representing an increase of US$185.2 million, or 5.5%, from US$3.39 billion for the year ended December 31, 2011. The increase was primarily due to an increase in operating costs at City of Dreams, which was in line with the increased gaming volume and associated increase in revenues, as well as the increase in associated costs in connection with Studio City after our acquisition of a 60% interest in SCI, including amortization of land use rights and pre-opening costs.

Casino. Casino expenses increased by US$135.8 million, or 5.0%, to US$2.83 billion for the year ended December 31, 2012 from US$2.70 billion for the year ended December 31, 2011, primarily due to additional gaming tax and other levies and commission expenses of US$78.6 million; as well as other operating costs, such as payroll and promotional expenses of US$57.2 million, which increased as a result of increased gaming volume and associated increase in revenues.

Rooms. Room expenses, which represent the costs in operating the hotel facilities at Altira Macau and City of Dreams, decreased by 19.5% to US$14.7 million for the year ended December 31, 2012 from US$18.2 million for the year ended December 31, 2011, primarily due to a higher level of complimentary hotel rooms offered to gaming customers for which the associated costs are included as casino expenses, partially offset by an increase in the operating costs as a result of increased occupancy.

Food, beverage and others. Food, beverage and others expenses were US$90.3 million and US$92.6 million for the years ended December 31, 2012 and 2011, respectively.

General and administrative. General and administrative expenses increased by US$6.8 million, or 3.1%, to US$227.0 million for the year ended December 31, 2012 from US$220.2 million for the year ended December 31, 2011, primarily due to an increase in payroll expenses, utilities costs and repair and maintenance costs to support continuing and expanding operations.

Pre-opening costs. Pre-opening costs were US$5.8 million for the year ended December 31, 2012 as compared to those of US$2.7 million for the year ended December 31, 2011. Such costs relate primarily to personnel training, marketing, advertising and other administrative costs in connection with new or start-up operations. Pre-opening costs for the year ended December 31, 2012 related to the administrative costs in connection with Studio City after MCE’s acquisition of a 60% interest in SCI on July 27, 2011, the opening of The Tasting Room, Signature Club Lounge and Jade Dragon at City of Dreams, and the introduction of TABOO at Club Cubic during 2012, while the pre-opening costs for the year ended December 31, 2011 related primarily to the opening of Club Cubic at City of Dreams in April 2011.

Development costs. Development costs for the year ended December 31, 2012 primarily included US$5.7 million excess payment between purchase consideration and direct transaction costs and share of net assets acquired upon completion of the acquisition of MCP in December 2012 and a total of US$5.4 million of professional and consultancy fee for City of Dreams Manila; as well as corporate business development. Development costs for the year ended December 31, 2011 were associated with the acquisition of a 60% equity interest in Studio City.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at an annual rate of US$57.2 million for each of the years ended December 31, 2012 and 2011.

Melco Crown Entertainment LimitedAnnual Report 2013 39

Amortization of land use rights. Amortization of land use rights expenses increased by US$25.5 million, or 74.2%, to US$59.9 million for the year ended December 31, 2012 from US$34.4 million for the year ended December 31, 2011, primarily due to the additional amortization of land use rights expenses associated with amended Studio City land concession contract in July 2012.

Depreciation and amortization. Depreciation and amortization expenses increased by US$2.2 million, or 0.9%, to US$261.4 million for the year ended December 31, 2012 from US$259.2 million for the year ended December 31, 2011, mainly due to depreciation of assets progressively added to City of Dreams since the third quarter of 2011; as well as depreciation of a newly acquired aircraft since July 2012, offset in part by fully depreciated assets at City of Dreams during the year ended December 31, 2012.

Property charges and others. Property charges and others generally include costs related to the remodeling and rebranding of a property which might include the retirement, disposal or write-off of assets. Property charges and others for the year ended December 31, 2012 were US$8.7 million, which primarily included a write-off of US$4.4 million for the excess payments in relation to a service contract at City of Dreams and US$2.4 million costs incurred for implementing our streamlined management structure in February 2012.

NON-OPERATING EXPENSES, NET

Net non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment fees, foreign exchange gain (loss), net, costs associated with debt modification, loss on extinguishment of debt, reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses, change in fair value of interest swap agreements, listing expenses and other non-operating income, net.

Interest income was US$11.0 million for the year ended December 31, 2012, as compared to US$4.1 million for the year ended December 31, 2011. The significant increase was primarily driven by effective cash management and improvements in our operating cash flows as a result of the improvements in operating performance during 2012.

Interest expenses were US$109.6 million, net of capitalized interest of US$10.4 million for the year ended December 31, 2012, compared to US$113.8 million, net of capitalized interest of US$3.2 million for the year ended December 31, 2011. The decrease in net interest expenses (net of interest capitalization) of US$4.2 million resulted from higher interest capitalization of US$7.2 million associated with the Studio City construction and development projects which resumed after our acquisition of a 60% interest in SCI on July 27, 2011, together with a decrease in interest charges of US$9.7 million and US$5.2 million, associated with the expiration of interest rate swaps agreements throughout the year, as well as a lower interest rate margin and lower outstanding balance on our 2011 Credit Facilities as a result of a repayment made during the year ended December 31, 2011, respectively, which were offset in part by a higher interest expenses of US$8.8 million due to a full year of interest charges incurred on the RMB Bonds and the Deposit-Linked Loan issued in May 2011 and US$5.8 million interest expenses for the Studio City Notes issued in November 2012.

Other finance costs for the year ended December 31, 2012 of US$14.6 million, included US$13.3 million of amortization of deferred financing costs and loan commitment fees of US$1.3 million. Other finance costs for the year ended December 31, 2011 of US$15.6 million included US$14.2 million of amortization of deferred financing costs and loan commitment fees of US$1.4 million. The decrease in amortization of deferred financing costs was primarily due to lower deferred costs incurred with the amendment of our City of Dreams Project Facility on June 30, 2011 as the 2011 Credit Facilities, which were offset in part by the recognition of a full year of amortization of additional costs capitalized as deferred financing costs relating to the RMB Bonds issued in May 2011.

The amendment of the City of Dreams Project Facility completed on June 30, 2011 was primarily accounted for as an extinguishment of debt resulting in a loss on extinguishment of US$25.2 million for the year ended December 31, 2011. There was no loss on extinguishment of debt for the year ended December 31, 2012.

40 Melco Crown Entertainment Limited Annual Report 2013

水舞間
THE HOUSE of DANCING WATER
昂然邁向3周年
rd Anniversary
Celebration
The House of Dancing Water, the iconic entertainment attraction in Macau, has approached its 3rd anniversary and attracted over two million spectators to date

The reclassification of US$4.3 million related to the accumulated losses of interest rate swap agreements from accumulated other comprehensive losses to consolidated statement of operations for the year ended December 31, 2011 was required as such swap agreements no longer qualified for hedge accounting immediately after the amendment of the City of Dreams Project Facility on June 30, 2011. There was no such reclassification for the year ended December 31, 2012.

Costs associated with debt modification of US$3.3 million for the year ended December 31, 2012 were primarily attributable to a consent solicitation fee related to the 2010 Senior Notes in October 2012. There were no costs associated with debt modification for the year ended December 31, 2011.

Listing expenses of US$9.0 million for the year ended December 31, 2011 related to the listing of our shares on the Stock Exchange in December 2011. There was no listing expenses incurred for the year ended December 31, 2012.

INCOME TAX CREDIT (EXPENSE)

The effective tax rate for the year ended December 31, 2012 was a negative rate of 0.7%, as compared to a negative rate of 0.6% for the year ended December 31, 2011. Such rates for the years ended December 31, 2012 and 2011 differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance on the net deferred tax assets for the years ended December 31, 2012 and 2011, with the effect of a tax holiday of US$88.5 million and US$69.7 million on the net income of our Macau gaming operations during the year ended December 31, 2012 and 2011, respectively, due to our income tax exemption in Macau, which is set to expire in 2016. Our management does not anticipate recording an income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS

Our net loss attributable to noncontrolling interests of US$18.5 million for the year ended December 31, 2012, compared to US$5.8 million for the year ended December 31, 2011, was primarily due to the share of New Cotai Holdings, which owns a 40% interest in SCI, in expenses of the Studio City project, upon the completion of our acquisition of a 60% equity interest in SCI on July 27, 2011. The year-over-year increase was primarily attributable to interest expenses relating to the Studio City Notes incurred during the fourth quarter of 2012.

Melco Crown Entertainment Limited Annual Report 2013 41

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT

As a result of the foregoing, we had net income of US$417.2 million for the year ended December 31, 2012, compared to that of US$294.7 million for the year ended December 31, 2011.

Adjusted Property EBITDA and Adjusted EBITDA

Our earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, Corporate and Others expenses and other non-operating income and expenses, or Adjusted property EBITDA were US$1,379.1 million, US$995.3 million and US$880.9 million for the years ended December 31, 2013, 2012 and 2011, respectively. Adjusted property EBITDA of Altira Macau, City of Dreams and Mocha Clubs were US$147.3 million, US$1,193.2 million and US$40.2 million, respectively, for the year ended December 31, 2013, US$154.7 million, US$805.7 million and US$36.1 million, respectively, for the year ended December 31, 2012 and US$246.3 million, US$594.4 million and US$40.5 million, respectively, for the year ended December 31, 2011.


Dragon's Treasure, an award-winning spectacular audio-visual extravaganza housed in The Bubble, a dome-shaped, 360-degree theater

Our earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation and other non-operating income and expenses, or Adjusted EBITDA, were US$1,287.8 million, US$920.2 million and US$809.4 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Our management uses Adjusted property EBITDA to measure the operating performance of our Altira Macau, City of Dreams and Mocha Clubs businesses, and to compare the operating performance of our properties with those of our competitors. Adjusted EBITDA and Adjusted property EBITDA are also presented as supplemental disclosures because management believes they are widely used to measure performance and as a basis for valuation of gaming companies. Our management also uses Adjusted property EBITDA and Adjusted EBITDA because they are used by some investors as a way to measure a company's ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported similar measures as a supplement to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or IFRS.

However, Adjusted property EBITDA or Adjusted EBITDA should not be considered in isolation, construed as an alternative to profit or operating profit, treated as an indicator of our U.S. GAAP operating performance, other operating operations or cash flow data, or interpreted as an alternative to cash flow as a measure of liquidity. Adjusted property EBITDA and Adjusted EBITDA presented in this annual report may not be comparable to other similarly titled measures of other companies' operating in the gaming or other business sectors. While our management believes these figures may provide useful additional information to investors when considered in conjunction with our U.S. GAAP financial statements and other information in this

42 Melco Crown Entertainment Limited Annual Report 2013

annual report, less reliance should be placed on Adjusted property EBITDA or Adjusted EBITDA as a measure in assessing our overall financial performance.

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income Attributable to Melco Crown Entertainment

	Year Ended December 31,		
	2013	2012	2011
	(in thousands of US$)		
Adjusted property EBITDA	$ 1,379,111	$ 995,335	$ 880,915
Corporate and Others expenses	(91,299)	(75,135)	(71,494)
Adjusted EBITDA	1,287,812	920,200	809,421
Pre-opening costs	(17,014)	(5,785)	(2,690)
Development costs	(26,297)	(11,099)	(1,110)
Depreciation and amortization	(382,806)	(378,597)	(350,862)
Share-based compensation	(14,987)	(8,973)	(8,624)
Property charges and others	(6,884)	(8,654)	(1,025)
Interest and other non-operating expenses, net	(259,370)	(111,363)	(157,902)
Income tax (expense) credit	(2,441)	2,943	1,636
Net income	578,013	398,672	288,844
Net loss attributable to noncontrolling interests	59,450	18,531	5,812
Net income attributable to Melco Crown Entertainment	$ 637,463	$ 417,203	$ 294,656

Liquidity and Capital Resources

We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

As of December 31, 2013, we held unrestricted cash and cash equivalents, bank deposits with original maturity over three months and restricted cash of approximately US$1,381.8 million, US$626.9 million and US$1,143.7



TABOO, the eye-opening experience of sensuality, is the most seductive hit cabaret show in Asia.

Melco Crown Entertainment Limited Annual Report 2013 43

million, respectively, and HK$3.12 billion (approximately US$401.1 million) of the 2011 Credit Facilities remained available for future drawdown.

In addition, under our Studio City Project Facility, we have HK$10,855,880,000 (equivalent to approximately US$1.4 billion) comprising a five year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) delayed draw term loan facility and a HK$775,420,000 (equivalent to approximately US$100 million) revolving credit facility. The entire Studio City Project Facility remains available for future drawdown, subject to satisfaction of certain conditions precedent.

On December 19, 2013, MCE Leisure Philippines priced its PHP15 billion (equivalent to approximately US$340.0 million at date of pricing) aggregate principal amount of Philippine Notes, at par, with an interest rate of 5.00% per annum and a maturity date of January 24, 2019. The issuance of the Philippine Notes was completed on January 24, 2014. We intend to use the net proceeds from the issuance of Philippine Notes for the development of City of Dreams Manila.

Since January 2013, one of our Taiwan branch office's deposit accounts has been presented as restricted cash because the funds in the account have been frozen pursuant to an investigation of certain of our Taiwan branch employees by the Taiwanese authorities. We are taking action to request the Taiwanese authorities to unfreeze the account.

MCP's restricted cash represented cash in escrow account as required in the Provisional License issued by PAGCOR for the development of City of Dreams Manila. Under the Provisional License granted by PAGCOR, the Licensees are required to set-up an escrow account with an amount of US$100.0 million with a universal bank mutually agreed by PAGCOR and the Licensees. All funds for the development of the casino project shall pass through the escrow account and all drawdowns of funds from the escrow account must be applied to City of Dreams Manila. The escrow account should have a maintaining balance of US$50.0 million equivalent until City of Dreams Manila's completion. On March 21, 2013, MCE Leisure Philippines, as one of the Licensees, established a new escrow account replacing the existing escrow account and deposited US$50.0 million equivalent to the new escrow account. The escrow account will be closed at completion of City of Dreams Manila.

The Studio City cash and cash equivalents is comprised of net proceeds from offering of the Studio City Notes and the unspent cash from the capital injection for the Studio City project from our Company and SCI minority shareholder in accordance with our shareholder agreement, both of which were restricted only for payment of construction and development costs and other project costs of the Studio City project in accordance with Studio City Notes and Studio City Project Facility terms.

We have been able to meet our working capital needs, and we believe that our operating cash flow, existing cash balances, funds available under the 2011 Credit Facilities and Studio City Project Facility and additional equity or debt financings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, including our development project plans, as described in "— Other Financing and Liquidity Matters" below. For any additional financing requirements, we cannot provide assurance that future borrowings will be available. We have significant indebtedness and will continue to evaluate our capital structure and opportunities to enhance it in the normal course of our activities.

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,		
	2013	2012	2011
	(in thousands of US$)		
Net cash provided by operating activities	$ 1,151,934	$ 950,233	$ 744,660
Net cash used in investing activities	(1,209,270)	(1,335,718)	(585,388)
Net cash (used in) provided by financing activities	(264,967)	934,735	557,910
Effect of foreign exchange on cash and cash equivalents	(5,149)	1,935	(1,081)
Net (decrease) increase in cash and cash equivalents	(327,452)	551,185	716,101
Cash and cash equivalents at beginning of year	1,709,209	1,158,024	441,923
Cash and cash equivalents at end of year	$ 1,381,757	$ 1,709,209	$ 1,158,024

44 Melco Crown Entertainment Limited Annual Report 2013

新濠天地 獨家呈獻
City of Dreams Exclusively Presents
非凡之旅
非凡水舞 天地之作
Viva Fiesta at Dancing Water Theater
CITY OF DREAMS
新濠天地

Star-studded cast of China national sports elites and celebrities performed in "Viva Fiesta 2013", a cross-over sports and music spectacular staged at the state-of-the-art Dancing Water Theater at City of Dreams

OPERATING ACTIVITIES

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.

Net cash provided by operating activities was US$1,151.9 million for the year ended December 31, 2013, compared to US$950.2 million for the year ended December 31, 2012. The increase in net cash provided by operating activities was mainly attributable to strong growth in underlying operating performance as described in the foregoing section. Net cash provided by operating activities was US$950.2 million for the year ended December 31, 2012, compared to US$744.7 million for the year ended December 31, 2011. The increase in net cash provided in operating activities was mainly attributable to increased gaming volume and associated increase in revenues.

INVESTING ACTIVITIES

Net cash used in investing activities was US$1,209.3 million for the year ended December 31, 2013, compared to net cash used in investing activities of US$1,335.7 million for the year ended December 31, 2012, primarily due to an increase in bank deposits with original maturity over three months of US$626.9 million, capital expenditure payment of US$575.2 million, advance payments for construction costs of US$161.6 million, the land use rights payment of US$64.3 million, payment for contract acquisition costs and security deposit of US$32.0 million and deposits for acquisition of property and equipment of US$17.2 million, which were offset in part by the decrease in restricted cash of US$268.4 million.

The net decrease of US$268.4 million in the amount of restricted cash for the year ended December 31, 2013 was primarily due to (i) the release of deposit of proceeds from the issuance of the RMB Bonds of US$368.2 million pledged for the Deposit-Linked Loan upon our early redemption in March 2013; (ii) a decrease in Studio City restricted cash of US$53.1 million primarily due to withdrawal and payment of Studio City project costs of US$682.0 million and payment of Studio City Notes interest of US$71.1 million, partially offset by the capital injection for the Studio City project from our Company and our SCI minority shareholder of US$700.0 million; (iii) the US$50.0 million deposited to an escrow account as required by PAGCOR in March 2013; and (iv) the restricted Taiwan branch office's deposit account of US$102.9 million.

Our total capital expenditure payments for the year ended December 31, 2013 were US$575.2 million. Such expenditures were mainly associated with enhancements to our integrated resort offerings and for the development of Studio City and City of Dreams Manila. We also paid US$44.7 million and US$17.1 million for the scheduled installment of Studio City's and City of Dreams' land premium payments, respectively, and US$2.5 million for the land use right payment for Altira Macau, during the year ended December 31, 2013.

As of December 31, 2013, we have placed bank deposits of US$626.9 million with their original maturity over three months for a better yield.

Net cash used in investing activities was US$1,335.7 million for the year ended December 31, 2012, compared to US$585.4 million for the year ended December 31, 2011, primarily due to an increase in restricted cash of US$1,047.0 million, capital expenditure payment of US$220.5 million and the land use rights payments of US$53.8 million.

For the year ended December 31, 2012, there was a net increase of US$1,047.0 million in the amount of restricted cash, primarily due to the deposit of net proceeds from the issuance of Studio City Notes of US$812.0 million and unspent cash from the capital injection for the Studio City project from our Company and our SCI minority shareholder, of US$235.0 million, both of which are

Melco Crown Entertainment Limited Annual Report 2013 45

World famous illusionist Franz Harary presents his extraordinary inaugural performance in Macau at City of Dreams restricted for Studio City's construction cost payment only in accordance with Studio City Notes and Studio City Project Facility terms. We also paid US$2.8 million for the acquisition of a majority interest in the issued share capital of MCP (net of cash and cash equivalents acquired of US$27.9 million) and US$2.5 million for the transaction costs for acquisition of Studio City in July 2011 during the year ended December 31, 2012.

Our total capital expenditure payments for the year ended December 31, 2012 were US$220.5 million. Such expenditures were mainly associated with enhancements to our integrated resort offerings and for the development of Studio City as well as an aircraft acquired for primarily by rolling chip players to enhance our competitive positioning in the higher-end rolling chip market. We also paid US$35.4 million and US$16.0 million for the scheduled installment of Studio City's and City of Dreams' land premium payment, respectively, during the year ended December 31, 2012.

We expect to incur significant capital expenditures for Studio City, City of Dreams Manila and the fifth hotel tower at City of Dreams in the future. See "— Other Financing and Liquidity Matters" below for more information.

The following table sets forth our capital expenditures incurred by segment on an accrual basis for the years ended December 31, 2013, 2012 and 2011.

	Year Ended December 31,		
	2013	2012	2011
		(in thousands of US$)	
Macau:			
Mocha Clubs	$ 6,515	$ 5,951	$ 23,558
Altira Macau	5,464	7,105	6,662
City of Dreams	97,654	99,416	39,774
Studio City	440,826	115,385	713,253
Sub-total	550,459	227,857	783,247
The Philippines:			
City of Dreams Manila	359,854	817	—
Corporate and Others	2,042	55,324	2,387
Total capital expenditures	$ 912,355	$ 283,998	$ 785,634

Our capital expenditures for the year ended December 31, 2013 increased significantly from that of the year ended December 31, 2012 primarily due to the development of Studio City and City of Dreams Manila. Our capital expenditures for the year ended December 31, 2012

46 Melco Crown Entertainment Limited Annual Report 2013

decreased sharply from that of the year ended December 31, 2011 primarily due to the acquisition of Studio City completed during the year ended December 31, 2011, partially offset with the acquisition of the aircraft and development of City of Dreams and Studio City during the year ended December 31, 2012.

Advance payments for construction costs of US$161.6 million were incurred primarily for the development of Studio City for the year ended December 31, 2013. There was no such payment made for the year ended December 31, 2012.

Our payment for contract acquisition costs and security deposit for the year ended December 31, 2013 were US$27.7 million and US$4.3 million, respectively, both of which were paid to Belle Corporation, one of the Philippine Parties, in relation to the closing arrangement agreement as well as the lease agreement of City of Dreams Manila. There was no such payment made for the year ended December 31, 2012.

Financing Activities

Net cash used in financing activities amounted to US$265.0 million for the year ended December 31, 2013, primarily due to (i) the early redemption of 2010 Senior Notes of US$600.0 million and the associated redemption costs of US$102.5 million; (ii) the early redemption of RMB Bonds and Deposit-Linked Loan of US$721.5 million; (iii) the repayment of the drawn revolving credit facility under 2011 Credit Facilities of US$212.5 million; (iv) the scheduled repayments of the term loan under 2011 Credit Facilities of US$128.4 million; (v) prepaid debt issuance costs of US$56.5 million associated with Studio City Project Facility; (vi) the payment of debt issuance costs associated with 2013 Senior Notes and Studio City Notes of US$19.6 million and US$7.0 million, respectively; (vii) the settlement of the scheduled Studio City acquisition cost installment of US$25.0 million; and (viii) the purchase of MCE Shares of US$8.8 million under trust arrangement for further vesting of restricted shares. These were offset in part by (i) the proceeds of the issuance of 2013 Senior Notes of US$1.0 billion; (ii) net proceeds from the issuance of shares of MCP of US$338.5 million; and (iii) capital injection of US$280.0 million from SCI minority shareholder, in accordance with our shareholder agreement.

Net cash provided by financing activities amounted to US$934.7 million for the year ended December 31, 2012, primarily from the proceeds of the issuance of Studio City Notes totaling US$825.0 million in November 2012, the proceeds from the drawdown of Aircraft Term Loan totaling US$43.0 million in June 2012, capital injection of US$140.0 million from our SCI minority shareholder in accordance with our shareholder agreement and proceeds from the exercise of share options totaling US$3.6 million. These were offset in part by the payment of debt issuance costs of US$30.3 million, primarily associated with Studio City Notes and consent solicitation fee for the 2010 Senior Notes, the settlement of the scheduled Studio City acquisition cost installment of US$25.0 million and prepaid debt issuance costs of US$18.8 million associated with Studio City Project Facility as well as repayment of the Aircraft Term Loan of US$2.8 million.

Net cash provided by financing activities amounted to US$557.9 million for the year ended December 31, 2011, primarily from the proceeds of the issuance of the RMB Bonds and drawdown of the Deposit-Linked Loan totaling US$706.6 million in May 2011 and proceeds from the exercise of share options totaling US$4.6 million, offset in part by the repayment of the City of Dreams Project Facility of US$117.1 million and payment of debt issuance costs primarily associated with the RMB Bonds, the Deposit-Linked Loan and the 2011 Credit Facilities of US$36.1 million.

Indebtedness

The following table presents a summary of our indebtedness as of December 31, 2013:

	As of December 31, 2013
	(in thousands of US$)
2013 Senior Notes	$ 1,000,000
Studio City Notes	825,000
2011 Credit Facilities	673,883
Aircraft Term Loan	34,577
	$ 2,533,460

Major changes in our indebtedness during the year ended and subsequent to December 31, 2013 are summarized below.

Melco Crown Entertainment Limited Annual Report 2013 47

In January 2013, we commenced a cash tender offer of the 2010 Senior Notes and repurchased approximately US$599.1 million aggregate principal amount of the 2010 Senior Notes. On March 28, 2013, we redeemed all of the remaining 2010 Senior Notes, following which, the 2010 Senior Notes were cancelled in late March 2013. No 2010 Senior Notes are currently outstanding. A portion of the proceeds from the 2013 Senior Notes offering was used for the cash tender offer and redemption of the 2010 Senior Notes. Prior to such cash tender offer and full redemption, we had completed a consent solicitation process in connection with the 2010 Senior Notes in October 2012 and paid approximately US$15.0 million to the holders who had validly delivered the relevant_consent.

On January 28, 2013, we entered into an agreement for the Studio City Project Facility, a senior secured project facility for a total sum of HK$10,855,880,000 (equivalent to approximately US$1.4 billion) comprising a ? ve year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) delayed draw term loan facility and a HK$775,420,000 (equivalent to approximately US$100 million) revolving credit facility. Borrowings under the Studio City Project Facility bear interest at HIBOR plus a margin of 4.50% per annum until the last day of the second full ? scal quarter after the opening date of the Studio City project. After that, interest will accrue at HIBOR plus a margin ranging from 3.75% to 4.50% per annum, depending on the total leverage ratio of Studio City Investments Limited, Studio City Company Limited and its subsidiaries.

On February 7, 2013, we issued US$1.0 billion aggregate principal amount of 2013 Senior Notes with an interest rate of 5.00% per annum and the maturity date of February 15, 2021. 2013 Senior Notes were priced at par and listed on the Of? cial List of the SGX-ST. The net proceeds were partly used to repurchase the 2010 Senior Notes in full.

In March 2013, we repaid in full the Deposit-Linked Loan with accrued interest and redeemed, in full, the RMB Bonds following which, the RMB Bonds were cancelled. No RMB Bonds are currently outstanding. The redemption was partly funded by the proceeds from the offering of 2013 Senior Notes.

In late March 2013, we repaid the drawn revolving credit facility under the 2011 Credit Facilities of HK$1.7 billion (equivalent to approximately US$212.5 million) in full.

On December 19, 2013, MCE Leisure Philippines priced its PHP15 billion (equivalent to approximately US$340.0 million at date of pricing) aggregate principal amount of Philippine Notes, at par, with an interest rate of 5.00% per annum and a maturity date of January 24, 2019. The issuance of the Philippine Notes was completed on January 24, 2014. We intend to use the net proceeds from the issuance of Philippine Notes for the development of City of Dreams Manila.

Credit facility agreements relating to certain of our indebtedness contain change of control provisions, including in respect of our obligations relating to our control and/or ownership of certain of our subsidiaries and their assets. Under the terms of such credit facility agreements, the occurrence of certain change of control events, including a decline below certain thresholds in the aggregate direct or indirect shareholdings of Melco Crown Macau, MCE Finance, Studio City Investments Limited, MCE Cotai Investments Limited or certain of its subsidiaries held by us and/or Melco and Crown or certain of our subsidiaries (as the case may be) (and, in the case of the decline of the shareholding of Melco Crown Macau under the 2011 Credit Facilities, which is accompanied by a ratings decline) may result in an event of default and/ or a requirement to prepay the credit facilities in relation to such indebtedness in full. Other applicable change of control events under the credit facility agreements include the Company ceasing to be publicly listed on certain designated stock exchanges or steps being taken in connection with the liquidation or dissolution of MCE Finance. The terms of the Studio City Notes, 2013 Senior Notes and Philippine Notes also contain change of control provisions whereby the occurrence of a relevant change of control event will require us to offer to repurchase the Studio City Notes, 2013 Senior Notes or Philippine Notes (as the case may be) at a price equal to 101% of their principal amount, plus accrued and unpaid interest and, if any, additional amounts and other amount speci? ed under such indebtedness to the date of repurchase.

For further details of the above indebtedness, please refer to note 12 to the consolidated ? nancial statements included elsewhere in this annual report, which includes information regarding the type of debt facilities used, the maturity pro? le of debt, the currency and interest rate structure, the charge on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances.

48 Melco Crown Entertainment LimitedAnnual Report 2013

AFA
City of Dreams presents the grandest and the most spectacular Asian Film Awards ever at the home of the world's largest water-based show 'The House of Dancing Water'

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects. We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our Macau and Philippines properties, in particular, Studio City, City of Dreams Manila and the fifth hotel tower at City of Dreams.

We have relied and intend in the future to rely on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on acceptable terms to us, and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

We currently estimate the construction cost for Studio City will be approximately US$2.0 billion. However, this cost estimate may be revised depending on a number of variables, including receipt of all necessary governmental approvals, the final design and development plan, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions. As of December 31, 2013, we had incurred capital expenditure of approximately US$580.1 million for the development of Studio City since our acquisition of a 60% equity interest in SCI.

For the purpose of financing the Studio City project, we successfully offered the US$825.0 million Studio City Notes and obtained the HK$10.9 billion Studio City Project Facility, in November 2012 and January 2013, respectively. As of the date of this annual report, MCE and SCI minority shareholder have contributed US$1,050.0 million to the Studio City project in accordance with the shareholder agreement, including a completion guarantee support cash of US$225.0 million as required under the Studio City Project Facility.

The total budget for the City of Dreams Manila project up to the time of opening is estimated to be approximately US$680.0 million, consisting of funds primarily for capital expenditures, working capital for initial opening and other pre-opening expenses. However, this estimate may be revised depending on a range of variables, including the final design and development plans, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions.

MCP completed a top-up placement on the Philippine Stock Exchange raising approximately US$338.5 million in net proceeds, including the over-allotment option, in April 2013 and the issuance of the Philippine Notes in January 2014.

Melco Crown Entertainment Limited Annual Report 2013 49

The Company is also moving forward with the development of the fifth hotel tower at City of Dreams and the development was commenced in 2013, targeting to open in early 2017.

The development of City of Dreams Manila, the fifth hotel tower at City of Dreams and next phase of Studio City may be subject to further financing and a number of other factors, many of which are beyond our control. Our investment plans are preliminary and subject to change based upon the execution of our business plan, the progress of our capital projections, market conditions and outlook on future business.

As of December 31, 2013, we had capital commitments contracted for, but not provided, totaling US$1,231.7 million mainly for the construction and acquisition of property and equipment for City of Dreams, Studio City and City of Dreams Manila. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, please refer to note 22 to the consolidated financial statements included elsewhere in this annual report.

As of December 31, 2013 and December 31, 2012, our gearing ratios (total indebtedness divided by total assets) were 28.7% and 40.2%, respectively. Our gearing ratio decreased as of December 31, 2013, primarily as a result of the improvement of our business and the decreased indebtedness from the redemption of the 2010 Senior Notes and RMB Bonds and repayment of the Deposit-Linked Loan, repayment of the drawn revolving credit facility and scheduled repayment of the term loan both under 2011 Credit Facilities, offset by issuance of 2013 Senior Notes.

In January 2013, the Taiwanese authorities commenced investigating certain alleged violations of Taiwan banking laws by certain employees of our Taiwan branch office and froze one of the office's deposit accounts in Taiwan. The account had a balance of approximately New Taiwan dollar 2.98 billion (equivalent to approximately US$102.2 million) at the time the account was frozen and was treated as restricted cash. We are taking action to request the Taiwanese authorities to unfreeze the account. As of December 31, 2013, the investigations had no material impact on our financial position and results of operations. Investigation is on-going and no definitive information is available. Management is currently unable to determine the probability of the outcome of this matter, the extent of materiality, or the range of reasonably possible losses.

Melco Crown Macau has a rating of "BB" by Standard & Poor's and MCE Finance has a rating of "Ba3" by Moody's Investors Service. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.

The Gaming Subconcession

Our subsidiary Melco Crown Macau is one of the six companies licensed, through concessions or subconcessions, to operate casinos in Macau. Melco Crown Macau executed a subconcession contract with Wynn Macau on September 8, 2006. Wynn Macau will continue to develop and run hotel operations and casino projects independent of ours. Melco Crown Macau paid a consideration of US$900 million to Wynn Macau. In return, on September 8, 2006, Melco Crown Macau was granted the right to operate games of fortune and chance or other games in casinos in Macau, for a period of 16 years until the expiration of the subconcession on June 26, 2022. No further payments need to be made to Wynn Macau in future operations. The operation of gaming-related activities is also permitted, subject to the prior approval from the Macau government. Details of the deemed cost and amortization of the gaming subconcession are set out in note 6 to the consolidated financial statements included in this annual report.

Human Resources

We had 11,958 and 11,769 employees as of December 31, 2013 and 2012, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2013 and 2012. Staff remuneration packages are determined taking into account market conditions and the performance of the individuals concerned, and are subject to review from time to time.

50 Melco Crown Entertainment Limited Annual Report 2013

	As of December 31,			
	2013		2012	
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs	618	5.2%	835	7.1%
Altira Macau	2,264	18.9%	2,338	19.9%
City of Dreams	8,292	69.3%	8,062	68.5%
Corporate and centralized services[1]	784	6.6%	534	4.5%
Total	11,958	100.0%	11,769	100.0%

Note: (1) Includes staff for Studio City and City of Dreams Manila.

We have implemented a number of human resource initiatives over recent years for the benefit of our employees and their families. These initiatives include a unique in-house learning academy, an on-site high school diploma program, scholarship awards, as well as fast track promotion training initiatives jointly coordinated with the School of Continuing Study of Macau University of Science & Technology and Macao Technology Committee.

We provide defined contribution plans for our employees and executive officers in Macau, Hong Kong, the Philippines and certain other jurisdictions.

MACAU

Our Macau employees participate in government-managed Social Security Fund Scheme (the "SSF Scheme") operated by the Macau government. We are required to pay a monthly fixed contribution to the SSF Scheme to fund the benefits. Our obligation with respect to the SSF Scheme operated by the Macau government is only to make the required contributions under the scheme.

During the year ended December 31, 2013, we provided option for our qualifying employees in Macau to enroll in a voluntary defined contribution scheme (the "Macau VC Scheme") operated by us. With effect from July 1, 2013, the monthly voluntary contributions of the employer and the enrolled employees to the Macau VC Scheme to fund the benefits are set at different range of percentage of the relevant monthly income selected by the enrolled employees. Our voluntary contributions to the Macau VC Scheme are graded vesting to the enrolled employees according to a vesting scale with full vesting in 10 years from date of employment. The Macau VC Scheme was established under trust with the assets of the funds held separately from ours by an independent trustee in Macau.

HONG KONG

Our Hong Kong employees participate in Mandatory Provident Fund Scheme (the "MPF Scheme") operated by us. With effect from June 1, 2012, the maximum monthly contribution (the "Mandatory Contributions") by both employee and employer was increased from HK$1,000 to HK$1,250. With this increase, the employer's and the employees' Mandatory Contributions to the MPF Scheme are each set at 5% of the employees' relevant income up to a maximum of HK$1,250 per employee per month. Our Mandatory Contributions to the MPF Scheme are fully and immediately vested to the employees once they are paid. For executive officers, their contributions to the MPF Scheme in Hong Kong are set at 5% of the executive officers' relevant income up to a maximum of HK$1,250 per executive officer per month. Our contribution to the MPF Scheme is set at 10% of the executive officers' base salaries. The excess of contributions over the employer's mandatory portion, which is 5% of the executive officers' relevant income up to a maximum of HK$1,250 per executive officer per month, are treated as the employer's voluntary contribution and are vested to executive officers at 10% per year with full vesting in 10 years. The MPF Scheme for executive officers was established under trust with the assets of the funds held separately from ours by an independent trustee in Hong Kong.

During the year ended December 31, 2013, we provided option for its qualifying employees in Hong Kong to enroll in a voluntary defined contribution scheme (the "Hong Kong VC Scheme") operated by us. With effect from July 1, 2013, the monthly voluntary contributions of the employer and the enrolled employees to the Hong Kong VC Scheme to fund the benefits are set at different range of percentage of the monthly earned base salaries selected by the enrolled employees, after deducting the monthly Mandatory Contributions made by the employer and the employees respectively. Our voluntary contributions to the Hong Kong VC Scheme are graded vesting to the enrolled employees according to a vesting scale with full vesting in 10 years from date of employment.

Melco Crown Entertainment Limited Annual Report 2013 51

Our MPF Scheme and the Hong Kong VC Scheme was established under trust with the assets of the funds held separately from ours by an independent trustee in Hong Kong.

THE PHILIPPINES

Our Philippines employees participate in government-managed Social Security System Scheme (the "SSS Scheme") operated by the Philippines government. We are required to pay at a certain percentage of the employees' relevant income and met the minimum mandatory requirements to fund the benefits. Our obligation with respect to the SSS Scheme operated by the Philippines government is only to make the required contributions under the scheme.

OTHER JURISDICTIONS

Our subsidiaries in certain other jurisdiction operate a number of defined contribution schemes. Contributions to the defined contribution schemes applicable to each year are made at a certain percentage of the employees' payroll and met the minimum mandatory requirements.

Total contributions made into the defined contribution plans for the years ended December 31, 2013, 2012 and 2011 were US$8.5 million, US$5.3 million and US$5.4 million, respectively.

Properties and Development Projects

We operate our gaming business in accordance with the terms and conditions of our gaming subconcession. In addition, our City of Dreams, Altira Macau and Studio City properties and development projects are subject to the terms and conditions of land concession contracts.

CITY OF DREAMS

The City of Dreams site is located on two adjacent land parcels in Cotai, Macau with a combined area of 113,325 square meters (equivalent to approximately 1.2 million square feet). In August 2008, the Macau government granted the land on which City of Dreams is located to Melco Crown (COD) Developments and Melco Crown Macau for a period of 25 years, renewable for further consecutive periods of up to ten years each. The initial land premium of approximately MOP842.1 million (equivalent to approximately US$105.1 million) was paid up in full in February 2013. The land grant was amended on September 15, 2010 to increase the total developable gross floor area at the site to 668,574 square meters (equivalent to approximately 7.2 million square feet) and amend the purpose of such area, which required an additional premium in the amount of MOP257.4 million (equivalent to approximately US$32.1 million), which was fully paid in March 2010.

Pursuant to an amendment request made by Melco Crown (COD) Developments on December 9, 2011, in March 2013, Melco Crown (COD) Developments and Melco Crown Macau accepted the initial terms for the revision of the land concession contract which contemplated an extension of the development period to the date falling 4 years after the publication of the amendment to the land concession contract in the Macau official gazette and the development of additional five-star hotel areas in replacement of the four-star apartment hotel areas; which required an additional land premium of approximately MOP187.1 million (equivalent to approximately US$23.3 million) of which MOP 70.0 million (equivalent to approximately US$8.7 million) were payable to the Macau government upon acceptance of the final amendment proposal issued by the Macau government, and the remaining amount of approximately MOP 117.1 million (equivalent to approximately US$14.6 million) were to be paid in four bi-annual installments, accrued with interest at the annual rate of 5%, the first of which due six months after the date of publication of the amended land concession contract in the Macau official gazette and revised the government land use fees to approximately MOP9.9 million (equivalent to approximately US$1.2 million) per annum. On October 9, 2013, the Macau government communicated to Melco Crown (COD) Developments and Melco Crown Macau the final amendment proposal for the revision of the City of Dreams land concession contract. On October 16, 2013, Melco Crown (COD) Developments paid MOP 70.0 million (equivalent to approximately US$8.7 million) of the additional land premium set forth in the final amendment proposal, and on October 17, 2013, Melco Crown (COD) Developments and Melco Crown Macau accepted the terms of such proposal. The land grant amendment process was completed in January 29, 2014 with the publication in the Macau official gazette.

52 Melco Crown Entertainment Limited Annual Report 2013

During the construction period, we paid the Macau government land use fees at an annual rate of MOP30.0 (equivalent to approximately US$3.74) per square meter of land, or an aggregate annual amount of approximately MOP3.4 million (equivalent to approximately US$424,000). According to the terms of the revised land concession, the annual government land use fees payable after completion of development will be approximately MOP9.9 million (equivalent to approximately US$1.2 million). The government land use fee amounts may be adjusted every five years.

See note 22 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for the City of Dreams site.

The equipment utilized by City of Dreams in the casino and hotel is owned by us and held for use on the City of Dreams site, and includes the main gaming equipment and software to support its table games and gaming machine operations, cage equipment, security and surveillance equipment, casino and hotel furniture, fittings and equipment.

ALTIRA MACAU

The Altira Macau site is located on a plot of land in Taipa, Macau of approximately 5,230 square meters (equivalent to approximately 56,295 square feet) under a 25-year land lease agreement with the Macau government which is renewable for successive periods of up to ten years each. In March 2006, the Macau government granted the land on which Altira Macau is located to Altira Developments. The land premium of approximately MOP149.7 million (equivalent to approximately US$18.7 million) was fully paid in July 2006, a guarantee deposit of approximately MOP157,000 (equivalent to approximately US$20,000) was paid upon acceptance of the land lease terms in 2006 and government land use fees of approximately MOP1.4 million (equivalent to approximately US$171,000) per annum are payable. The amounts may be adjusted every five years as agreed between the Macau government and us using applicable market rates in effect at the time of the adjustment.

Pursuant to an amendment request made by Altira Developments in 2012, in January 2013, Altira Developments accepted the initial terms for the revision of the land lease agreement which contemplated the increase of the total gross floor area from approximately 95,000 square meters (equivalent to approximately 1,022,600 square feet) to approximately 103,000 square meters (equivalent to approximately 1,108,700 square feet), to reflect the construction plans approved by the Macau government and to enable final registration of the land concession. Such amendment required an additional land premium of approximately MOP19.6 million (equivalent to approximately US$2.4 million) payable to the Macau government upon acceptance of the final amendment proposal issued by the Macau government, and revised the government land use fees to approximately MOP1.5 million (equivalent to approximately US$186,000) per annum. On June 26, 2013, the Macau government communicated to Altira Developments the final amendment proposal for the revision of the Altira land concession contract. On July 15, 2013, Altira Developments paid the additional land premium set forth in the final amendment proposal, and on July 16, 2013, it accepted the terms of such proposal. The land grant amendment process was completed on December 18, 2013 with the publication in the Macau official gazette of such revision.

See note 22 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for the Altira Macau site.

The equipment utilized by Altira Macau in the casino and hotel is owned by us and held for use on the Altira Macau site and includes the main gaming equipment and software to support its table games and gaming machine operations, cage equipment, security and surveillance equipment and casino, hotel furniture, fittings, and equipment.

Melco Crown Entertainment Limited Annual Report 2013 53

MOCHA CLUBS

Mocha Clubs operate at premises with a total floor area of approximately 83,800 square feet at the following locations in Macau:

Mocha Club	Opening Month	Location	Gaming Area
			(In square feet)
Golden Dragon	January 2012	G/F, 1/F, 2/F and 3/F of Hotel Golden Dragon	20,500
Macau Tower	September 2011	LG/F and G/F of Macau Tower	21,500
Mocha Altira	December 2008	Level 1 of Altira Macau	2,950
Mocha Square	October 2007	1/F, 2/F and 3/F of Mocha Square	3,400
Sintra	November 2005	G/F and 1/F of Hotel Sintra	5,000
Taipa Square	January 2005	G/F, 1/F and 2/F of Hotel Taipa Square	9,200
Royal	September 2003	G/F and 1/F of Hotel Royal	8,450
Inner Harbor	December 2013	No 286-312 Seaside New Street	12,800
Total			**83,800**

For locations operating at leased or subleased premises, the lease and sublease terms are pursuant to lease agreements that expire at various dates through June 2022, which are renewable upon our giving notice prior to expiration and subject to incremental increases in monthly rentals.

In addition to leasehold improvements to Mocha Club premises, the onsite equipment utilized at the Mocha Clubs is owned and held for use to support the gaming machines operations.

STUDIO CITY

Studio City's site is on a plot of land of 130,789 square meters (equivalent to approximately 1.4 million square feet) in Cotai, Macau and has a gross construction area of approximately 7.6 million square feet (equivalent to approximately 707,078 square meters). The gross construction area for the first phase is approximately 5.0 million square feet (equivalent to approximately 463,000 square meters). Under the Studio City land concession contract, the land premium is approximately MOP1,425.3 million (equivalent to approximately US$177.9 million), of which approximately MOP853.5 million (equivalent to approximately US$106.5 million) was paid as of December 31, 2013, and the remaining MOP571.8 million (equivalent to approximately US$71.4 million) will be paid in three bi-annual installments, bearing interest at 5% per annum. Under the Studio City land concession contract, Studio City Developments has provided guarantees in the total amount of MOP7.4 million (equivalent to approximately US$0.9 million). Currently, the development period under the land concession contract is for 72 months from July 25, 2012.

The Studio City land concession contract, as amended by Dispatch of the Secretary for Transportation and Public works no. 31/2012, of July 19, 2012, permits Studio City Developments to build a complex comprising a five-star hotel, a facility for cinematographic industry, including supporting facilities for entertainment and tourism, parking and free area.

See note 22 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for the Studio City site.

CITY OF DREAMS MANILA

The City of Dreams Manila site is located on a reclaimed land ("Project Reclaimed Land"). The Project Reclaimed Land was originally acquired by an entity known as R 1 Consortium from the Philippine Public Estates Authority ("PEA"). This acquisition occurred in 1995 as part of the R 1 Consortium's compensation for the construction of PEA's Manila-Cavite Coastal Road project. R 1 Consortium conveyed all its interest to the Project Reclaimed Land in favor of two entities in 1995. These two entities later merged with Belle Bay City Corporation ("Belle Bay"), which is 34.9% owned by Belle Corporation, being one of the Philippine Parties, with Belle Bay becoming the surviving entity and owner of the Project Reclaimed Land. Belle Bay was dissolved in 2005 and is still undergoing liquidation. The Project Reclaimed Land was allocated to Belle Corporation as part of Belle Bay's plan of dissolution.

54 Melco Crown Entertainment Limited Annual Report 2013

Belle Corporation has exercised possession and other rights over the Project Reclaimed Land since this allocation. In 2005, Belle Corporation transferred a portion of the Project Reclaimed Land to the Philippine Social Security System. Then in 2010, Belle Corporation and the Social Security System entered into a lease agreement for that portion.

MCE Leisure Philippines does not own the land or the buildings comprising the site for City of Dreams Manila. Rather, MCE Leisure Philippines leases the Project Reclaimed Land and buildings from Belle Corporation under the lease agreement dated October 25, 2012, which became effective on March 13, 2013 ("Lease Agreement"). Part of the land covered under the Lease Agreement is leased by Belle Corporation from the Social Security System under the lease agreement between Belle Corporation and the Social Security System in 2010.

OTHER PREMISES

Taipa Square Casino premises, including the fit-out and gaming related equipment, are located on the ground floor and level one within Hotel Taipa Square in Macau and having a floor area of approximately 1,760 square meters (equivalent to approximately 18,950 square feet). We operate Taipa Square Casino under a right-to-use agreement signed on June 12, 2008 with the owner, Hotel Taipa Square (Macao) Company Limited. The term of the agreement is one year from the date of execution and is automatically renewable, subject to certain contractual provisions, for successive periods of one year under the same terms and conditions, until June 26, 2022.

Apart from the aforesaid property sites, we maintain various offices and storage locations in Macau, Hong Kong and the Philippines. We lease all of our office and storage premises. We used to own five units located at Golden Dragon Centre (formerly known as Zhu Kuan Building) in Macau. These five units have a total area of 839 square meters (equivalent to approximately 9,029 square feet). The five units were purchased by MPEL Properties (Macau) Limited, our subsidiary, for approximately HK$79.7 million (equivalent to approximately US$10.2 million) in August 2008. On November 20, 2013, we entered into a promissory agreement with a third party purchaser for our disposal of these five units for a total consideration of HK$240.0 million (equivalent to approximately US$30.8 million). The sale and purchase of the five units completed on February 18, 2014 and upon completion of the sale, we continue to occupy and use the relevant units as our recruitment center under a short-term tenancy agreement with the new owner for a term of two years.

Achievements and Awards

During the year ended December 31, 2013, not only has Melco Crown Entertainment achieved outstanding business performance and profit growth, but it has also escalated its efforts to create a better and more sustainable community where it serves. As a result, a number of prestigious awards were presented to the Company for its commendable achievements.

CONTINUOUS PURSUIT OF EXCELLENCE

In 2013, Melco Crown Entertainment was included on the Forbes Asia's "Fabulous 50" list for the first time, ranking the best big companies in the region. It was also named as the "Most Reliable Leisure and Entertainment Group" by *Mediazone Publishing*. In recognition of its continuous excellence, *Corporate Governance Asia* magazine honored the Company as an "Outstanding Company in Corporate Governance" and "Best Environmentally Responsibility", and named its Chief Financial Officer Mr. Geoffrey Davis as "Asia's Best CFO". The Company's 2012 Annual Report received numerous awards including the "Gold Winner" in both the "Photography: Entertainment" and "Traditional Annual Report: Entertainment" categories at the *2013 International ARC Awards*. The report also garnered the "Bronze Award within the Consumer Services Category — Hotels/Restaurants/Leisure", and was ranked among the "Top 50 Chinese Annual Reports of 2012" at the *2012 Vision Awards Annual Report Competition*.

Melco Crown Entertainment's Co-Chairman and Chief Executive Officer, Mr. Lawrence Yau Lung Ho, has been selected by *Corporate Governance Asia* magazine as "Asia's Best CEO" for the second time in three years and garnered an "Asian Corporate Director Recognition Award" for the second consecutive year.

Melco Crown Entertainment Limited Annual Report 2013 55

INCREASING RECOGNITION OF WORLD-CLASS LODGING AND ENTERTAINMENT OFFERINGS

Combining the fascinating interior décor with outstanding service to match, Altira Macau provides an unforgettably luxurious lodging experience to each guest which earned for it the "Five-Star Award for Lodging" and "Five-Star Award for Spa" by *Forbes Travel Guide*, both for the fourth consecutive year in 2013. In addition, City of Dreams was honored with the "Integrated Resort of the Year" award at the International Gaming Awards 2013, in recognition of its diverse range of world-class leisure and entertainment offerings, including Crown Towers hotel, which was awarded a Forbes Five-Star rating in Lodging and was the first Cotai hotel brand to have ever been acknowledged by the Forbes institution for Five-Star service excellence; and the Michelin One-Star-rated restaurant The Tasting Room.

CORPORATE SOCIAL RESPONSIBILITY

Melco Crown Entertainment is committed to creating a sustainable environment, through both helping to build a greener community and exerting its influence to bring about positive outcomes from efforts to improve social issues that impact the community in which it operates. For the second consecutive year, the Company was accredited with being the only gaming operator in Macau that achieved the "ISO 14001 Environmental Management Certification" for its effective Environmental Management System, which was adopted to measure and improve the environmental impact of the Company's operations. In addition, the Company was given the "Best Environmentally Responsibility" award presented by *Corporate Governance Asia* magazine and the "Caridade Social Award 2013" presented by the Macau Association of Chinese Young Entrepreneurs and the Youth Committee of the Macao Chamber of Commerce. City of Dreams also garnered the "Energy Saving Concept Award" organized by the Office for the Development of the Energy Sector (GDSE) and co-organized by the Companhia de Electricidade de Macau (CEM).

For its overall achievements in creating a positive impact in the community, the Company won the "CSR Grand Prize" at the Macau Business Awards 2013.

The Company is greatly encouraged by these awards which complemented its tireless efforts to reach new heights in corporate management, entertainment and services. Melco Crown Entertainment resolves to continue to grow its business while fulfilling its corporate social responsibilities to people in need and enhancing shareholders value while benefiting the stakeholders and society at large.

56 Melco Crown Entertainment Limited Annual Report 2013

Directors and Senior Management

Directors

Mr. Lawrence Yau Lung Ho (aged 37)

Executive Director

(Co-Chairman and Chief Executive Of? cer)

Mr. Lawrence Yau Lung Ho was appointed as our executive Director on December 20, 2004 and has served as our Co-Chairman and Chief Executive Officer since December 2004. Since November 2001, Mr. Ho has also served as the managing director and, since March 2006, the chairman and chief executive of? cer of Melco. Mr. Ho has also been appointed as the chairman and non-executive director of Summit Ascent Holdings Limited, a company listed on the Main Board of the Stock Exchange, since July 10, 2013.

As a Member of the National Committee of the Chinese People’s Political Consultative Conference, Mr. Ho also serves on numerous boards and committees of privately held companies in Hong Kong, Macau and mainland China. He is a Member of the Board of Directors, Member of the Executive Committee, and a Vice Patron of The Community Chest of Hong Kong; Member of Science and Technology Council of the Macau SAR Government; Member of All China Youth Federation; Member of Macau Basic Law Promotional Association; Chairman of Macau International Volunteers Association; Board of Governors of The Canadian Chamber of Commerce in Hong Kong; Honorary Lifetime Director of The Chinese General Chamber of Commerce, Hong Kong; Honorary Patron of The Canadian Chamber of Commerce in Macao; Honorary President of Association of Property Agents and Real Estate Developers of Macau and Director Executive of the Macao Chamber of Commerce.

In recognition of Mr. Ho’s excellent directorship and entrepreneurial spirit, Institutional Investor honored him as the “Best CEO” in 2005. He was also granted the “5th China Enterprise Award for Creative Businessmen” by the China Marketing Association and China Enterprise News, “Leader of Tomorrow” by Hong Kong Tatler and the “Directors of the Year Award” by the Hong Kong Institute of Directors in 2005. As a socially responsible young entrepreneur in Hong Kong, Mr. Ho was elected as one of the “Ten Outstanding Young Persons Selection 2006”, organized by the Junior Chamber International Hong Kong. In 2007, he was elected as a ? nalist in the “Best Chairman” category in the “Stevie International Business Awards”

and one of the “100 Most Influential People across Asia Paci? c” by Asiamoney magazine. In 2008, he was granted the “China Charity Award” by the Ministry of Civil Affairs of the People’s Republic of China. And in 2009, Mr. Ho was selected as one of the “China Top Ten Financial and Intelligent Persons” judged by a panel led by the Beijing Cultural Development Study Institute and Fortune Times, and was named “Young Entrepreneur of the Year” at Hong Kong’s ? rst Asia Paci? c Entrepreneurship Awards. Mr. Ho was selected by FinanceAsia as one of the “Best CEOs in Hong Kong” for four consecutive years, from 2009 to 2012. He was also awarded “Asia’s Best CEO” at the Asian Excellence Awards by Corporate Governance Asia magazine for the second time in 2013, and was honored as one of the recipients of the Asian Corporate Director Recognition Awards in 2012 and 2013. Mr. Ho graduated with a bachelor of arts degree in commerce from the University of Toronto, Canada in June 1999 and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland in July 2009 for his contribution to business, education and the community in Hong Kong, Macau and China.

Mr. James Douglas Packer (aged 46)

Non-executive Director (Co-Chairman)

Mr. James Douglas Packer was appointed as our non-executive Director on March 8, 2005 and has served as our Co-Chairman since March 2005. Mr. Packer is the chairman of Crown, an operator of casinos and integrated resorts, having been appointed on its formation in 2007, and a member of the Crown Investment Committee since February 2008. Mr. Packer is also the chairman of Consolidated Press Holdings Limited (the largest shareholder of Crown), having been appointed in January 2006. Mr. Packer is a director of Crown Melbourne Limited, a casino and integrated resort operator, having been appointed in July 1999, and Burswood Limited, a casino and integrated resort operator, having been appointed in September 2004. His previous directorships include Challenger Limited (formerly called Challenger Financial Services Group Limited) from November 2003 to September 2009, SEEK Limited from October 2003 to August 2009, Sunland Group Limited from July 2006 to August 2009, Ten Network Holdings Limited from December 2010 to March 2011, Ellerston Capital Limited from August 2004 to August 2011 and Consolidated Media Holdings Limited from December 2007 to November 2012.

Melco Crown Entertainment LimitedAnnual Report 2013 57

Mr. John Peter Ben Wang (aged 53)

Non-executive Director

Mr. John Peter Ben Wang was appointed as our non-executive Director on November 21, 2006. Mr. Wang is currently the deputy chairman and executive director of Summit Ascent Holdings Limited (“Summit Ascent”), a company listed on the Stock Exchange, and before that, he was the chairman of Summit Ascent from March 2011 to July 2013. He is also a non-executive director of Anxin-China Holdings Limited, a company listed on the Stock Exchange. He previously held non-executive directorships in MelcoLot Limited, Oriental Ginza Holdings Limited and China Precious Metal Resources Holdings Co., Ltd., companies listed on the Stock Exchange. Mr. Wang was the chief ? nancial of? cer of Melco from 2004 to September 2009. Prior to joining Melco in 2004, he had over 18 years of professional experience in the securities and investment banking industry. He was the managing director of JS Cresvale Securities International Limited (HK) from 1998 to 2004 and prior to 1998, he worked for Deutsche Morgan Grenfell (HK), CLSA (HK), Barclays (Singapore), SG Warburg (London), Salomon Brothers (London), the London Stock Exchange and Deloitte Haskins & Sells (London). Mr. Wang quali? ed as a chartered accountant with the Institute of Chartered Accountants in England and Wales in 1985. He graduated from the University of Kent at Canterbury in the United Kingdom with a bachelor degree in accounting in July 1982.

Mr. Clarence Yuk Man Chung (aged 51)

Non-executive Director

Mr. Clarence Yuk Man Chung was appointed as our non-executive Director on November 21, 2006. Mr. Chung has also been an executive director of Melco since May 2006. He joined Melco in December 2003. Mr. Chung has served as a director of Melco Leisure since 2008. Before joining Melco, he has more than 25 years of experience in the ? nancial industry in various capacities as a chief ? nancial of? cer, an investment banker and a merger and acquisition specialist. He was named one of the “Asian Gaming 50” for multiple years (including year 2013) by Inside Asian Gaming magazine.

Mr. Chung has been the chairman and chief executive officer of Entertainment Gaming Asia Inc., a company listed on the NASDAQ Capital Market, since August 2008 and October 2008, respectively. Mr. Chung has been the chairman and president of MCP, a company listed on the Philippine Stock Exchange, since December 2012. Mr. Chung has also been appointed as a director of a number of our subsidiaries incorporated in various different jurisdictions. Mr. Chung obtained a master’s degree in business administration from the Kellogg School of Management at Northwestern University and The Hong Kong University of Science and Technology and is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales.

Mr. William Todd Nisbet (aged 46)

Non-executive Director

Mr. William Todd Nisbet was appointed as our non-executive Director on October 14, 2009. He is also a Director of Studio City International Holdings Limited and has been appointed as a director of MCP, a company listed on the Philippine Stock Exchange, since December 2012. In addition, Mr. Nisbet has also been appointed as a director of a number of our subsidiaries incorporated in various different jurisdictions. Mr. Nisbet joined Crown, an operator of casinos and integrated resorts, in 2007. In his role as Executive Vice President — Strategy and Development at Crown, Mr. Nisbet is responsible for all project development and new business opportunities for Crown. From August 2000 through July 2007, Mr. Nisbet held the position of executive vice president — project director for Wynn Design and Development, a development subsidiary of Wynn Resorts Limited (“Wynn”), an operator of casinos and integrated resorts. Serving this role with Wynn, Mr. Nisbet was responsible for all project development and construction operations undertaken by Wynn. Prior to joining Wynn, Mr. Nisbet was the vice president of operations for Marnell Corrao Associates. During Mr. Nisbet’s 14 years at Marnell Corrao from 1986 to 2000, he was responsible for managing various aspects of the construction of some of Las Vegas’ most elaborate and industry-defining properties. Mr. Nisbet obtained a bachelor of science degree in Finance from the University of Nevada, Las Vegas in 1993.

58 Melco Crown Entertainment LimitedAnnual Report 2013

Mr. Rowen Bruce Craigie (aged 58)

Non-executive Director

Mr. Rowen Bruce Craigie was appointed as our non-executive Director on March 8, 2005. Mr. Craigie has also been appointed as a director of our subsidiaries in various different jurisdictions. Mr. Craigie is the chief executive officer and managing director of Crown, an operator of casinos and integrated resorts, having been appointed on its formation in 2007. Mr. Craigie is also a director of Crown Melbourne Limited, a casino and integrated resort operator, having been appointed in January 2001, and Burswood Limited, a casino and integrated resort operator, having been appointed in September 2004. Mr. Craigie previously served as the chief executive officer of PBL Gaming from 2006 to 2007 and as the chief executive officer of Crown Melbourne Limited from 2002 to 2007. Mr. Craigie was a director of Consolidated Media Holdings Limited from January 2002 to April 2009.

Mr. Craigie joined Crown Melbourne Limited in 1993, was appointed as the executive general manager of its Gaming Machines department in 1996, and was promoted to chief operating of? cer in 2000. Prior to joining Crown Melbourne Limited, Mr. Craigie was the group general manager for gaming at the TAB in Victoria from 1990 to 1993, and held senior economic policy positions in Treasury and the Department of Industry in Victoria from 1984 to 1990. He obtained a bachelor of economics (honors) degree from Monash University, Melbourne, Australia in 1976.

Mr. James Andrew Charles MacKenzie (aged 60)

Independent Non-executive Director

Mr. James Andrew Charles MacKenzie was appointed as an independent non-executive Director on April 24, 2008 and an independent non-executive director of MCP, a company listed on the Philippine Stock Exchange, since December 19, 2012. He is the chairman of our audit committee. He has extensive experience as a company director also serving as co-vice chairman of Yancoal Australia Limited from June 26, 2012 and having held a number of directorships including non-executive director and chairman of Mirvac Group from November 2005 to January 2014 and November 2005 to November 2013 respectively and non-executive director and chairman of Pacific Brands Limited from May 2008 to May 2013 and May 2008 to May 2012 respectively.

He led the transformation of the Victorian Government’s Personal Injury Schemes from 2000 to 2007 and prior to 2005 he held senior executive positions with ANZ Banking Group, Standard Chartered Bank and Norwich Union plc. A chartered accountant by profession since 1977, Mr. MacKenzie was, prior to 2005, a partner in both the Melbourne and Hong Kong offices of an international accounting ? rm now part of Deloitte. In 2001, Mr. MacKenzie was awarded the Australian Centenary Medal for services to public administration. He obtained a bachelor of business (accounting and quantitative methods) degree from the Swinburne University of Technology in 1974. Mr. MacKenzie has been a Fellow of both the Institute of Chartered Accountants in Australia and the Australian Institute of Company Directors since 1974 and 1994, respectively.

Mr. Thomas Jefferson Wu (aged 41)

Independent Non-executive Director

Mr. Thomas Jefferson Wu was appointed as an independent non-executive Director on December 18, 2006. He is also the chairman of our compensation committee, and a member of our audit committee and nominating and corporate governance committee. Mr. Wu has been the managing director of Hopewell Holdings Limited, a business conglomerate listed on the Stock Exchange, since October 2009. He has served in various roles with the Hopewell Holdings group since 1999, including group controller from March 2000 to June 2001, executive director since June 2001, chief operating of? cer from January 2002 to August 2002, deputy managing director from August 2003 to June 2007 and co-managing director from July 2007 to September 2009. He has served as the managing director of Hopewell Highway Infrastructure Limited since July 2003.

Mr. Wu graduated with high honors from Princeton University in 1994 with a bachelor of science degree in Mechanical and Aerospace Engineering. He then worked in Japan as an engineer for Mitsubishi Electric Corporation for three years before returning to full-time studies at Stanford University, where he obtained a master of business administration degree in 1999.

Melco Crown Entertainment LimitedAnnual Report 2013 59

Mr. Wu is active in public service in both Hong Kong and Mainland China. He serves in a number of advisory roles at different levels of government. In Mainland China, he is a member of the Heilongjiang Provincial Committee of the 10th Chinese People’s Political Consultative Conference, a standing committee member and a member of the Huadu District Committee of The Chinese People’s Political Consultative Conference, among other public service capacities.

In Hong Kong, Mr. Wu’s major public service appointments include being a member of the Hong Kong Government’s Standing Committee on Disciplined Services Salaries and Conditions of Service and a member of its Steering Committee on the Promotion of Electric Vehicles, as well as a member of the Board of Directors of the Community Chest of Hong Kong, the Hong Kong Sports Institute and the Asian Youth Orchestra Limited. He is also a member of the Council of the Hong Kong Baptist University and a member of the Business School Advisory Council of The Hong Kong University of Science and Technology. Previously, he was a council member of The Hong Kong Polytechnic University and a member of the Court of The Hong Kong University of Science and Technology.

In addition to his professional and public service engagements, Mr. Wu is mostly known for his passion for ice hockey, as well as the sport’s development in Hong Kong and the region. He is the vice president (Asia/ Oceania) of International Ice Hockey Federation, the co-founder and chairman of the Hong Kong Amateur Ice Hockey Club and the Hong Kong Academy of Ice Hockey. He is also the honorary president of the Hong Kong Ice Hockey Association — the national sports association of ice hockey in Hong Kong, the vice-president of the Chinese Ice Hockey Association, honorary president of the Macau Ice Sports Federation and honorary chairman of the Ice Hockey Association of Taipei Municipal Athletics Federation.

In 2006, the World Economic Forum selected Mr. Wu as a “Young Global Leader.” He was also awarded the “Directors of the Year Award” by the Hong Kong Institute of Directors in 2010, the “Asian Corporate Director Recognition Award” by Corporate Governance Asia magazine in 2011, 2012 and 2013, and named the “Asia’s Best CEO (Investor Relations)” in 2012 and 2013.

Mr. Alec Yiu Wa Tsui (aged 64)

Independent Non-executive Director

Mr. Alec Yiu Wa Tsui was appointed as an independent non-executive Director on December 18, 2006. He is the chairman of our nominating and corporate governance committee, a member of our audit committee and a member of our compensation committee. Mr. Tsui has extensive experience in finance and administration, corporate and strategic planning, information technology and human resources management, having served at various international companies. He held key positions at the Securities and Futures Commission of Hong Kong from 1989 to 1993, joined the Stock Exchange in 1994 as an executive director of the ? nance and operations services division and was its chief executive from February 1997 to July 2000. He was also the chief operating officer of Hong Kong Exchanges and Clearing Limited from March to August 2000. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was a consultant of the Shenzhen Stock Exchange from July 2001 to June 2002. Mr. Tsui was an independent non-executive director of each of Greentown China Holdings Limited from June 2006 to June 2010, China Huiyuan Juice Group Limited from September 2006 to July 2010, China BlueChemical Limited from April 2006 to June 2012 and China Chengtong Development Group Limited from March 2003 to November 2013 all of which are companies listed on the Stock Exchange. Mr. Tsui has been the chairman of WAG Worldsec Corporate Finance Limited since 2006 and a director of Industrial and Commercial Bank of China (Asia) Limited since August 2000. Mr. Tsui is also an independent non-executive director of a number of companies listed on the Stock Exchange, NASDAQ, the Shanghai Stock Exchange and the Philippine Stock Exchange, including COSCO International Holdings Limited since 2004, China Power International Development Limited since 2004, Pacific Online Limited since 2007, ATA Inc. since 2008, China Oil? eld Services Limited since 2009, Summit Ascent Holdings Limited since March 2011 and MCP since December 2012. Mr. Tsui graduated from the University of Tennessee with a bachelor’s degree in industrial engineering in 1975 and a master of engineering degree in 1976. He completed a program for senior managers in government at the John F. Kennedy School of Government at Harvard University in 1993.

60 Melco Crown Entertainment LimitedAnnual Report 2013

Mr. Robert Wason Mactier (aged 49)

Independent Non-executive Director

Mr. Robert Wason Mactier was appointed as an independent non-executive Director on December 18, 2006. He is a member of our compensation committee and nominating and corporate governance committee. Mr. Mactier joined the board of directors of STW Communications Group Limited, a publicly listed Australian communications and advertising company, in December 2006 and became its independent non-executive chairman in July 2008. He was a non-executive director of Aurora Community Television Limited from 2005 to 2012. Since 1990, Mr. Mactier has held a variety of executive roles across the Australian investment banking and securities markets. He has been a consultant to UBS AG in Australia since June 2007. From March 1997 to January 2006, Mr. Mactier worked with Citigroup Pty Limited and its predecessor ? rms in Australia, and prior to this he worked with E.L. & C. Baillieu Limited from November 1994 to February 1997 and Ord Minnett Securities Limited from May 1990 to October 1994. During this time, he has gained broad advisory and capital markets transaction experience and specific industry expertise within the telecommunications, media, gaming, entertainment and technology sectors and across the private equity sectors. Prior to joining the investment banking industry, Mr. Mactier quali? ed as a chartered accountant in 1987, working with KPMG from January 1986 to April 1990 across their audit, management consulting and corporate ? nance practices. He obtained a bachelor’s degree in economics from the University of Sydney, Australia in 1986 and has been a Member of the Australian Institute of Company Directors since 2007.

Senior Management

Mr. Geoffrey Stuart Davis (aged 45)

Executive Vice President and Chief Financial Of? cer

Mr. Geoffrey Stuart Davis is our executive vice president and chief financial officer and he was appointed to his current role in April 2011. Prior to that, he served as our deputy chief financial officer from August 2010 to March 2011 and our senior vice president, corporate ? nance from 2007, when he joined our Company. Prior to joining us, Mr. Davis was a research analyst for Citigroup Investment Research, where he covered the U.S. gaming industry from 2001 to 2007. From 1996 to 2000, he was the vice president of corporate communications for Park Place Entertainment, the largest gaming company in the world at the time. Park Place was spun off from Hilton Hotels Corporation and subsequently renamed Caesars Entertainment. Mr. Davis has been a CFA charter holder since 2000 and obtained a bachelor of arts from Brown University in 1991.

Ms. Stephanie Cheung (aged 51)

Executive Vice President and Chief Legal Of? cer

Ms. Stephanie Cheung is our executive vice president and chief legal officer and she was appointed to her current role in December 2008. Prior to that, she held the title of general counsel from November 2006, when she joined our Company. She has acted as the secretary to our Board since she joined our Company. Prior to joining us, Ms. Cheung was an of counsel at Troutman Sanders from 2004 to 2006 and prior to that she practiced law with various international law firms in Hong Kong, Singapore and Toronto. Ms. Cheung graduated with a bachelor of laws degree from Osgoode Hall Law School in 1986 and a master’s degree in business administration from York University in 1994. Ms. Cheung is admitted as a solicitor in Ontario, Canada, England and Wales, and Hong Kong.

Ms. Akiko Takahashi (aged 60)

Executive Vice President and Chief Human Resources/ Corporate Social Responsibility Of? cer

Ms. Akiko Takahashi is our executive vice president and chief human resources/corporate social responsibility officer and she was appointed to her current role in December 2008. Prior to that, she held the title group human resources director from December 2006, when she joined our Company. Prior to joining us, Ms. Takahashi worked as a consultant in her own consultancy company from 2003 to 2006, where she conducted “C-level” executive searches for clients and assisted with brand/ service culture alignment for a luxury hotel in New York City, and where her last engagement prior to joining our Company was to lead the human resources integration for the largest international hospitality joint venture in Japan between InterContinental Hotels Group and ANA Hotels. She was the global group director of human resources for Shangri-la Hotels and Resorts, an international luxury hotel group headquartered in Hong Kong, from 1995 to 2003. Between 1993 and 1995, she was the senior vice

Melco Crown Entertainment LimitedAnnual Report 2013 61

president of human resources and service quality for Bank of America, Hawaii, FSB. She served as regional human resources manager for Sheraton Hotels Hawaii/ Japan from 1985 to 1993. She started her hospitality career as a training manager for Halekulani Hotel. She began her career in the fashion luxury retail industry in merchandising, operations, training and human resources. Ms. Takahashi attended the University of Hawaii.

Mr. Ying Tat Chan (aged 42)

Chief Operating Of? cer

Mr. Ying Tat Chan is our chief operating of? cer and he was appointed to his current role in February 2012. Mr. Chan oversees all business units of our Group. Previously, since September 2010, he was our co-chief operating officer, gaming and before that he served as president of Altira Macau from November 2008. Prior to his appointment as president of Altira Macau, between 1998 and 2008, Mr. Chan held senior executive roles with First Shanghai Financial Holding Limited, Melco, Mocha Clubs and Amax Entertainment Holdings Limited. He graduated with a bachelor’s degree in business administration from the Chinese University of Hong Kong in 1995 and with a master’s degree in financial management under a long distance learning course from the University of London, the United Kingdom in 1998.

Mr. Kelvin Hai Ching Tan (aged 47)

Executive Vice President, International Marketing

Mr. Kelvin Hai Ching Tan is our executive vice president, international marketing. Mr. Tan joined our Company in January 2009 and responsible for our Company’s international marketing business, which includes overseeing the VIP Services operations, managing an international marketing network, and managing junkets operating at both City of Dreams and Altira Macau. Mr. Tan spent the earlier years of his gaming career in the Philippines and worked for companies including Genting International Resorts Inc. and Waterfront Properties Inc. Before arriving in Macau, he founded and ran a consultancy offering strategic planning, feasibility studies, valuations and junket development programs for casinos across Asia. Prior to joining our Company,

Mr. Tan was the vice president of Business Development for Venetian Macau Ltd. Mr. Tan holds a bachelor’s degree in science and business administration and a master of business administration degree from Indiana University of Pennsylvania in the United States. He is also a graduate of the executive development program of the University of Nevada, Reno.

Ms. Ching Hui Hsu (aged 40)

General Manager of Altira Macau

Ms. Ching Hui Hsu is our general manager of Altira Macau, and she was appointed to her current role in December 2013. Ms. Hsu has worked for Mocha Clubs since September 2003. She was Mocha Club’s former financial controller from September 2003 to September 2006, its chief operating officer from December 2006 to November 2008 and its president from December 2008 to December 2013, overseeing ? nance, treasury, audit, legal compliance, procurement and administration and human resources functions. Ms. Hsu obtained her Bachelor of Arts degree in business administration with major in accounting in 1997 from Seattle University and a master’s degree in business administration (with concentration on financial services) from The Hong Kong University of Science and Technology in 2002 and a doctorate degree in economics from Beijing Normal University in 2013. Ms. Hsu was qualified as a Certified Public Accountant in the state of Washington, United States in 1998, a member of the American Institute of Certi? ed Public Accountants in 1999, and an associate member of the Hong Kong Institute of Certi? ed Public Accountants in 2001.

Mr. Jaya Jesudason (aged 72)

Executive Vice President, Construction and Design

Mr. Jaya Jesudason is our executive vice president, construction and design. He joined our Company in 2007 as Project Director for the completion of the City of Dreams Project. Prior to that, he worked at Kowloon-Canton Railway Corporation as a general manager of the west rail project and other rail projects. He was also a divisional manager for the Hong Kong airport project of the Hong Kong Airport Authority.

62 Melco Crown Entertainment LimitedAnnual Report 2013

Report of the Directors

The Directors are pleased to present their report with the audited consolidated ? nancial statements of our Company and our Group for the year ended December 31, 2013.

Principal Activities

Our Company and our Group are a developer, owner and operator of casino gaming and entertainment resort facilities in Asia. Our Company is a holding company and through our principal subsidiaries owns and operates City of Dreams, Altira Macau and Mocha Clubs and is in the process of developing Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, our subsidiary, MCP has its common shares listed on the Philippines Stock Exchange under the stock code of “MCP”, through its subsidiaries, has been cooperating with certain Philippine Parties to develop and operate City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila.

The principal activities of our subsidiaries are set out in note 31 to the consolidated ? nancial statements included in this annual report.

Financial Results

The results of our Group for the year ended December 31, 2013 are set out in the consolidated statements of operations on pages 105 and 106 of this annual report.

Dividends

On February 25, 2014, we announced a proposal of declaration and payment of a special dividend of US$0.1147 per share based on the number of 1,666,633,448 of our shares in issue on that date (“Special Dividend”) and adoption of a new dividend policy (“New Dividend Policy”). The declaration and payment of the Special Dividend is conditional upon satisfaction of certain conditions, including our shareholders’ approval, which has been obtained at the extraordinary general meeting held on March 26, 2014 (“EGM”) and our Board being satis? ed that we will be able to pay its debts as they fall due in the ordinary course of business immediately after payment of the Special Dividend. Following the obtaining of the shareholders’ approval at the EGM, the results of which is the subject of a separate announcement issued by us on March 26, 2014, it is expected that the Special Dividend will be paid in cash on or about April 16, 2014 to those shareholders whose names appear on our register of members at close of business on April 4, 2014, being the record date for determination of entitlements to the Special Dividend.

Under the New Dividend Policy, subject to our capacity to pay from accumulated and future earnings and the cash balance and future commitments at the time of declaration of dividend, we intend to provide our shareholders with quarterly dividends in an aggregate amount per year of approximately 30% of our annual consolidated net income attributable to Melco Crown Entertainment. The New Dividend Policy came into immediate effect upon its approval by our Board on February 25, 2014 and will commence to apply as from the ? rst quarter of 2014.

The Board does not recommend the payment of a final dividend for the year ended December 31, 2013 (2012: Nil).

Melco Crown Entertainment LimitedAnnual Report 2013 63

Properties and Development Projects

Details of our properties and development projects are set out in the “Management Discussion and Analysis —Properties and Development Projects” section and notes 5, 9, 22 and 25 to the consolidated financial statements included in this annual report.

Share Capital and Share Options

Details of movements in the share capital of our Company during the year are set out in the consolidated statements of shareholders’ equity on page 108 of this annual report. Details of movements in share options of our Company during the year are set out in note 18 to the consolidated ? nancial statements included in this annual report.

Summary Financial Information

A summary of the published results and assets, liabilities and noncontrolling interests of our Group for the last ? ve ? nancial years, as extracted from the audited consolidated financial statements and reclassified as appropriate, is set out on page 198 of this annual report. This summary does not form part of the audited consolidated financial statements.

Reserves

Section 34(2) of the Companies Law (as amended) of the Cayman Islands provides that, subject to the provisions of our Amended and Restated Articles of Association, the share premium account of our Company may be applied to pay distributions or dividends to Shareholders provided that immediately following the date the distribution or dividend is proposed to be paid, our Company is able to pay our debts as they fall due in the ordinary course of business. The share premium included in the additional paid-in capital of our Company as of December 31, 2013 and 2012 amounted to approximately US$2.6 billion. Our Company recorded accumulated losses as of December 31, 2013 and 2012.

For the discussion on the ability of our subsidiaries to transfer funds to our Company in the form of cash dividends, loans or advances and the impact of such restrictions on our ability to meet our cash obligations, see note 20 to the consolidated ? nancial statements included in this annual report.

Donations

The donation made by our Group during the year amounted to US$0.5 million (2012: US$0.4 million).

Indebtedness

Particulars of bank loans and other borrowings of our Group as at December 31, 2013 are set out in note 12 to the consolidated financial statements included in this annual report.

Major Customers and Suppliers

Gaming promoters are responsible for a substantial portion of our casino revenues. For the year ended December 31, 2013, our top ? ve customers and the largest customer were gaming promoters and accounted for approximately 20.7% and 6.3% of our casino revenues, respectively. We believe that we have strong relationships with some of the top gaming promoters in Macau and have a solid network of gaming promoters who help us market our properties and source and assist in managing rolling chip patrons at our properties. We typically enter into gaming promoter agreements for a one-year term that are automatically renewed for periods of up to one year unless otherwise terminated. Our gaming promoters are compensated through commission arrangements which are either calculated with reference to revenue share or monthly rolling chip volume. We also extend interest-free credit to a significant portion of our gaming promoters which are subject to monthly review and regular settlement procedures.

64 Melco Crown Entertainment LimitedAnnual Report 2013

We depend on our suppliers to provide us with products and services such as retail goods, gaming equipment and accessories, transportations, food and beverage products, construction and other administrative services. During the year ended December 31, 2013, our ? ve largest suppliers accounted for approximately 45.1% of our total products and services purchases; while our single largest supplier, a construction contractor, accounted for approximately 31.1% of our total products and services purchases.

None of our Directors, their associates or the Shareholders (which to the knowledge of the Directors own more than 5% of the issued share capital of our Company) had any interest in any of our top ? ve suppliers or customers.

Directors

The Directors during the year and up to the date of this report were:

CO-CHAIRMAN, CHIEF EXECUTIVE OFFICER AND EXECUTIVE DIRECTOR

Mr. Lawrence Yau Lung Ho

CO-CHAIRMAN AND NON-EXECUTIVE DIRECTOR

Mr. James Douglas Packer

NON-EXECUTIVE DIRECTORS

Mr. John Peter Ben Wang Mr. Clarence Yuk Man Chung Mr. William Todd Nisbet Mr. Rowen Bruce Craigie

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. James Andrew Charles MacKenzie Mr. Thomas Jefferson Wu Mr. Alec Yiu Wa Tsui Mr. Robert Wason Mactier

Pursuant to Article 104 of our Company’s Amended and Restated Articles of Association, any Director appointed during the year shall hold of? ce only until the next following annual general meeting of our Company and shall then be eligible for re-election at that meeting. In addition, pursuant to code provision A.4.2 of the Corporate Governance

Code and Corporate Governance Report as set out in Appendix 14 to the Listing Rules, all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment.

At each annual general meeting, one-third of the Directors for the time being shall retire from office by rotation provided that every Director shall be subject to retirement at least once every three years. Mr. Clarence Yuk Man Chung, Mr. William Todd Nisbet, Mr. James Andrew Charles MacKenzie and Mr. Thomas Jefferson Wu will retire and they are eligible to offer themselves for reelection at the forthcoming annual general meeting.

Biographical Details of Directors and Senior Management

Biographical details of Directors and senior management are set out on pages 57 to 62 of this annual report.

Directors’ Service Contracts

Each of the independent non-executive Directors has entered into a director service contract with our Company on December 18, 2006, except for Mr. James Andrew Charles MacKenzie, who has entered into a director service contract with our Company on April 24, 2008. These director service contracts will continue from the date of the contracts until the date on which the relevant independent non-executive Director ceases to be a member of the Board for any reason. Under the director service contracts, each independent non-executive Director will receive a ? xed quarterly income.

Save as disclosed above, none of the Directors has entered into a director service contract with our Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation). Mr. Lawrence Yau Lung Ho entered into an employment contract with the Company for his role as our Chief Executive Of? cer.

Melco Crown Entertainment LimitedAnnual Report 2013 65

Directors' Interests in Shares, Underlying Shares and Debentures

As at December 31, 2013, the interests and short positions of each Director and chief executive of our Company in the Shares, underlying Shares, debentures and convertible loan notes of our Company or any of its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to our Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the Director is taken or deemed to have under such provisions of the SFO); or (b) were required, pursuant to section 352 of the SFO, to be entered in the register maintained by our Company referred to therein; or (c) were required, pursuant to the Model Code to be notified to our Company and the Stock Exchange were as follows:

1. DIRECTORS' LONG POSITION IN THE SHARES OF OUR COMPANY

(a) Directors' long position in the Shares of our Company

Name of Director	Name of corporation	Nature of interest	Total number of Shares as at December 31, 2013	Approximate percentage of shareholding as at December 31, 2013[7]
Lawrence Yau Lung Ho[1]	Melco Melco Leisure[2]	Interest of controlled corporation	1,118,458,086	67.109%
	—	Personal interest	3,542,369	0.213%
James Douglas Packer[3]	Crown Crown Entertainment Group Holdings[4] Crown Asia Investments[5]	Interest of controlled corporation	1,118,458,086	67.109%
John Peter Ben Wang	—	Personal interest	101,569	0.006%
Clarence Yuk Man Chung	—	Personal interest	115,123	0.007%
William Todd Nisbet[6]	—	Founder of a discretionary trust	45,000	0.003%
Rowen Bruce Craigie	—	Personal interest	15,800	0.001%
James Andrew Charles MacKenzie	—	Personal interest	2	0.000%
Thomas Jefferson Wu	—	Personal interest	85,769	0.005%
Alec Yiu Wa Tsui	—	Personal interest	85,769	0.005%
Robert Wason Mactier	—	Personal interest	36,392	0.002%

66 Melco Crown Entertainment Limited Annual Report 2013

Notes:

(1) As at December 31, 2013, Mr. Lawrence Yau Lung Ho personally held 18,162,612 shares of Melco, representing approximately 1.18% of Melco's shares. In addition, 115,509,024 shares of Melco are held by Lasting Legend Ltd., 288,532,606 shares of Melco are held by Better Joy Overseas Ltd., 18,587,447 shares of Melco are held by Mighty Dragon Developments Limited and 7,294,000 shares of Melco are held by The L3G Capital Trust, representing approximately 7.52%, 18.78%, 1.21% and 0.47% of Melco's shares, all of which companies are owned by persons and/or trusts affiliated with Mr. Lawrence Yau Lung Ho. Mr. Lawrence Yau Lung Ho also has interest in Great Respect Limited, a company controlled by a discretionary family trust, the beneficiaries of which include Mr. Lawrence Yau Lung Ho and his immediate family members and held 298,982,187 shares of Melco, representing approximately 19.46% of Melco's shares. Melco Leisure is a wholly-owned subsidiary of Melco and accordingly, Mr. Lawrence Yau Lung Ho is deemed or taken to be interested in 1,118,458,086 Shares in which Melco Leisure is interested or is deemed or taken to be interested. Mr. Lawrence Yau Lung Ho is also interested in 10,060,283 Shares, of which 6,571,914 Shares are subject to the share options and restricted Shares granted as at December 31, 2013.

(2) Melco Leisure is a direct wholly-owned subsidiary of Melco and is interested in or is deemed or taken to be interested in 1,118,458,086 Shares.

(3) Mr. James Douglas Packer and his controlled corporations are interested in 50.01% of the issued share capital of Crown, which in turn is interested in the entire issued share capital of Crown Entertainment Group Holdings and which in turn is interested in the entire issued share capital of Crown Asia Investments. Accordingly, Mr. James Douglas Packer is deemed or taken to be interested in 1,118,458,086 Shares in which Crown Asia Investments is interested or is deemed or taken to be interested.

(4) Crown Entertainment Group Holdings is a wholly-owned subsidiary of Crown and is deemed or taken to be interested in 1,118,458,086 Shares.

(5) Crown Asia Investments is a direct wholly-owned subsidiary of Crown Entertainment Group Holdings and is interested in or is deemed or taken to be interested in 1,118,458,086 Shares.

(6) Founder of a discretionary trust and is deemed or taken to be interested in 15,000 ADSs, representing 45,000 Shares.

(7) The percentages are calculated on the basis of 1,666,633,448 Shares in issue as at December 31, 2013.

(b) Directors' long position in the underlying Shares of our Company

Name of Director	Name of corporation	Total number of Shares subject to the share options granted and restricted Shares granted as at December 31, 2013[1]	Approximate percentage of shareholding as at December 31, 2013[2]
Lawrence Yau Lung Ho	Company	6,517,914	0.391%
John Peter Ben Wang	Company	243,099	0.015%
Clarence Yuk Man Chung	Company	270,207	0.016%
William Todd Nisbet	Company	14,505	0.001%
Rowen Bruce Craigie	Company	14,505	0.001%
James Andrew Charles MacKenzie	Company	48,435	0.003%
Thomas Jefferson Wu	Company	302,946	0.018%
Alec Yiu Wa Tsui	Company	48,435	0.003%
Robert Wason Mactier	Company	302,946	0.018%

Notes:

(1) These are restricted Shares and share options granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan. Awards granted before the year of 2012 are under the 2006 Share Incentive Plan and awards granted during or after the year of 2012 are and will be under the 2011 Share Incentive Plan.

(2) The percentages are calculated on the basis of 1,666,633,448 Shares in issue as at December 31, 2013.

Melco Crown Entertainment Limited Annual Report 2013 67

2. INTERESTS IN OTHER MEMBERS OF OUR GROUP

(a) Directors' long position in the shares of associated corporation of our Company

Name of subsidiary	Name of Shareholder	Number of shares as at December 31, 2013	Percentage of interest as at December 31, 2013
Melco Crown Macau	Lawrence Yau Lung Ho	1,000,000	10%[1]

Note:

(1) The 1,000,000 class A shares carry 10% of the total voting rights in Melco Crown Macau.

(b) Directors' long position in the underlying shares of associated corporation of our Company

Name of Director	Name of corporation	Total number of MCP Shares subject to the MCP share options granted and restricted MCP Shares granted by MCP as at December 31, 2013[1]	Approximate percentage of shareholding of MCP as at December 31, 2013[2]
Lawrence Yau Lung Ho	MCP	23,410,914	0.529%
James Douglas Packer	MCP	23,410,914	0.529%
Clarence Yuk Man Chung	MCP	15,607,276	0.353%
William Todd Nisbet	MCP	11,705,457	0.264%
Alec Yiu Wa Tsui	MCP	2,926,364	0.066%
James Andrew Charles MacKenzie	MCP	2,926,364	0.066%

Notes:

(1) These are restricted MCP Shares and MCP share options granted under the MCP Share Incentive Plan.

(2) The percentages are calculated on the basis of 4,426,303,300 shares of MCP in issue as at December 31, 2013.

68 Melco Crown Entertainment Limited Annual Report 2013

2006 Share Incentive Plan and 2011 Share Incentive Plan

Please refer to Appendix I and note 18 to the consolidated financial statements included in this annual report for details of the 2006 Share Incentive Plan and the 2011 Share Incentive Plan.

A summary of the outstanding awards granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan as at December 31, 2013 is presented below:

Exercise price/ Number of

grant date unvested share options/

fair value per ADS (US$) restricted Shares Vesting period

Share Options(1)

2010 Long Term Incentive Plan 3.98 150,0004years

2011 Long Term Incentive Plan 7.57 1,465,1013years

2012 Long Term Incentive Plan 14.09 1,200,9813years

2013 Long Term Incentive Plan 25.26 1,346,445 3-4 years

4,162,527

Restricted Shares(1)

2010 Long Term Incentive Plan 3.75 75,0004years

2011 Long Term Incentive Plan 7.57 827,6703years

2012 Long Term Incentive Plan 13.28 736,0653years

2013 Long Term Incentive Plan 24.82 795,894 3-4 years

2,434,629

Note:

(1) Awards granted before the year of 2012 are under the 2006 Share Incentive Plan and awards granted during or after the year of 2012 are and will be under the 2011 Share Incentive Plan.

Melco Crown Entertainment LimitedAnnual Report 2013 69

Details of the movement in share options granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan during the year ended December 31, 2013 are as follows:

					Number of share options					
Name or category of participants	Date of grant of share options(1)	Exercisable period(2)	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Outstanding as of January 1, 2013	Granted during the year	Exercised during the year(3)	Cancelled during the year	Lapsed during the year	Outstanding as of December 31, 2013
Directors:										
Lawrence Yau Lung Ho	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	724,692	–	–	–	–	724,692
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	724,692	–	–	–	–	724,692
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	724,692	–	–	–	–	724,692
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	724,698	–	–	–	–	724,698
	November 25, 2009	November 25, 2010 to March 17, 2018	1.43	1.43	188,763	–	–	–	–	188,763
	November 25, 2009	November 25, 2011 to March 17, 2018	1.43	1.43	188,763	–	–	–	–	188,763
	November 25, 2009	November 25, 2012 to March 17, 2018	1.43	1.43	188,763	–	–	–	–	188,763
	November 25, 2009	November 25, 2013 to March 17, 2018	1.43	1.43	188,769	–	–	–	–	188,769
	March 23, 2011	March 23, 2012 to March 22, 2021	2.52	2.52	482,115	–	–	–	–	482,115
	March 23, 2011	March 23, 2013 to March 22, 2021	2.52	2.52	482,115	–	–	–	–	482,115
	March 23, 2011	March 23, 2014 to March 22, 2021	2.52	2.52	482,268	–	–	–	–	482,268
	March 29, 2012	March 29, 2013 to March 28, 2022	4.70	4.43	158,133	–	–	–	–	158,133
	March 29, 2012	March 29, 2014 to March 28, 2022	4.70	4.43	158,133	–	–	–	–	158,133
	March 29, 2012	March 29, 2015 to March 28, 2022	4.70	4.43	158,133	–	–	–	–	158,133
	May 10, 2013	May 10, 2014 to May 9, 2023	8.42	8.27(4)	–	120,870	–	–	–	120,870
	May 10, 2013	May 10, 2015 to May 9, 2023	8.42	8.27(4)	–	120,870	–	–	–	120,870
	May 10, 2013	May 10, 2016 to May 9, 2023	8.42	8.27(4)	–	120,870	–	–	–	120,870
Sub-total:					5,574,729	362,610	–	–	–	5,937,339

70 Melco Crown Entertainment Limited Annual Report 2013

Name or category of participants	Date of grant of share options[1]	Exercisable period[2]	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as of January 1, 2013	Granted during the year	Exercised during the year[3]	Cancelled during the year	Lapsed during the year	Outstanding as of December 31, 2013
Clarence Yuk Man Chung	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	34,509
Sub-total:					194,664	–	–	–	–	194,664
Alec Yiu Wa Tsui	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	5,982	–	(5,982)	–	–	–
	September 10, 2007	September 10, 2009 to September 9, 2017	5.06	4.42	11,967	–	(11,967)	–	–	–
	September 10, 2007	September 10, 2010 to September 9, 2017	5.06	4.42	17,952	–	(17,952)	–	–	–
	September 10, 2007	September 10, 2011 to September 9, 2017	5.06	4.42	23,946	–	(23,946)	–	–	–
	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	–	(14,157)	–	–	–
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	–	(14,157)	–	–	–
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	–	(14,157)	–	–	–
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	–	(14,157)	–	–	–
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	–	(34,509)	–	–	–
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	–	(34,509)	–	–	–
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	–	(34,509)	–	–	–
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	–	(34,509)	–	–	–
Sub-total:					254,511	–	(254,511)	–	–	–

Melco Crown Entertainment Limited Annual Report 2013 71

Name or category of participants	Date of grant of share options[1]	Exercisable period[2]	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as of January 1, 2013	Granted during the year	Exercised during the year[3]	Cancelled during the year	Lapsed during the year	Outstanding as of December 31, 2013
John Peter Ben Wang	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	34,509
Sub-total:					194,664	–	–	–	–	194,664
Robert Wason Mactier	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	5,982	–	–	–	–	5,982
	September 10, 2007	September 10, 2009 to September 9, 2017	5.06	4.42	11,967	–	–	–	–	11,967
	September 10, 2007	September 10, 2010 to September 9, 2017	5.06	4.42	17,952	–	–	–	–	17,952
	September 10, 2007	September 10, 2011 to September 9, 2017	5.06	4.42	23,946	–	–	–	–	23,946
	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	34,509
Sub-total:					254,511	–	–	–	–	254,511

72 Melco Crown Entertainment Limited Annual Report 2013

Number of share options Exercise Share price at price of share date of Outstanding Outstanding options grant of as of Granted Exercised Cancelled as of Name or category Date of grant (per Share) share options January 1, during during during Lapsed during December 31, of participants of share options(1) Exercisable period(2) US$ US$ 2013 the year the year(3) the year the year 2013 Thomas Jefferson Wu September 10, 2007 September 10, 2008 to 5.06 4.42 5,982 — — — — 5,982 September 9, 2017 September 10, 2007 September 10, 2009 to 5.06 4.42 11,967 — — — — 11,967 September 9, 2017 September 10, 2007 September 10, 2010 to 5.06 4.42 17,952 — — — — 17,952 September 9, 2017 September 10, 2007 September 10, 2011 to 5.06 4.42 23,946 — — — — 23,946 September 9, 2017 March 18, 2008 March 18, 2009 to 4.01 4.01 14,157 — — — — 14,157 March 17, 2018 March 18, 2008 March 18, 2010 to 4.01 4.01 14,157 — — — — 14,157 March 17, 2018 March 18, 2008 March 18, 2011 to 4.01 4.01 14,157 — — — — 14,157 March 17, 2018 March 18, 2008 March 18, 2012 to 4.01 4.01 14,157 — — — — 14,157 March 17, 2018 March 17, 2009 March 17, 2010 to 1.09 1.09 34,509 — — — — 34,509 March 16, 2019 March 17, 2009 March 17, 2011 to 1.09 1.09 34,509 — — — — 34,509 March 16, 2019 March 17, 2009 March 17, 2012 to 1.09 1.09 34,509 — — — — 34,509 March 16, 2019 March 17, 2009 March 17, 2013 to 1.09 1.09 34,509 — — — — 34,509 March 16, 2019 Sub-total: 254,511 — — — — 254,511 James Andrew Charles September 30, 2008 April 24, 2009 to 4.69 1.33 8,334 — (8,334) — — — MacKenzie September 29, 2018 September 30, 2008 April 24, 2010 to 4.69 1.33 8,336 — (8,336) — — — September 29, 2018 September 30, 2008 April 24, 2011 to 4.69 1.33 8,336 — (8,336) — — — September 29, 2018 September 30, 2008 April 24, 2012 to 4.69 1.33 8,336 — (8,336) — — — September 29, 2018 March 17, 2009 March 17, 2010 to 1.09 1.09 34,509 — (34,509) — — — March 16, 2019 March 17, 2009 March 17, 2011 to 1.09 1.09 34,509 — (34,509) — — — March 16, 2019 March 17, 2009 March 17, 2012 to 1.09 1.09 34,509 — (34,509) — — — March 16, 2019 March 17, 2009 March 17, 2013 to 1.09 1.09 34,509 — (34,509) — — — March 16, 2019 Sub-total: 171,378 — (171,378) — — — Sub-total: 6,898,968 362,610 (425,889) — — 6,835,689

Melco Crown Entertainment LimitedAnnual Report 2013 73

Name or category of participants	Date of grant of share options[1]	Exercisable period[2]	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as of January 1, 2013	Granted during the year	Exercised during the year[3]	Cancelled during the year	Lapsed during the year	Outstanding as of December 31, 2013
Employees[4]	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	77,211	–	(17,955)	–	–	59,256
Employees[5]	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	18,657	–	–	–	–	18,657
Employees[6]	November 25, 2008	November 25, 2010 to November 24, 2018	1.01	1.01	4,700,616	–	(1,572,330)	–	(4,989)	3,123,297
Employees[7]	January 20, 2009	January 20, 2010 to January 19, 2019	1.01	1.01	789,474	–	–	–	–	789,474
Employees[8]	November 25, 2009	November 25, 2010 to September 9, 2017	1.43	1.43	550,641	–	(214,914)	(2,997)	–	332,730
Employees[9]	November 25, 2009	November 25, 2010 to March 17, 2018	1.43	1.43	495,102	–	(189,273)	(2,751)	–	303,078
Employees[10]	November 25, 2009	November 25, 2010 to April 10, 2018	1.43	1.43	140,400	–	–	–	–	140,400
Employees[11]	May 26, 2010	May 26, 2013 to May 25, 2020	1.25	1.25	156,624	–	(45,648)	(24,465)	–	86,511
Employees[12]	May 26, 2010	May 26, 2012 to May 25, 2020	1.25	1.25	218,658	–	(83,829)	–	–	134,829
Employees[13]	August 16, 2010	August 16, 2012 to August 15, 2020	1.33	1.25	300,000	–	–	–	–	300,000
Employees[14]	March 23, 2011	March 23, 2012 to March 22, 2021	2.52	2.52	2,960,202	–	(417,534)	(52,167)	–	2,490,501
Employees[15]	March 29, 2012	March 29, 2013 to March 28, 2022	4.70	4.43	1,426,737	–	(96,930)	(78,486)	(1,830)	1,249,491
Employees[16]	May 10, 2013	May 10, 2014 to May 9, 2023	8.42	8.27[18]	–	988,977	–	(42,348)	–	946,629
Employees[17]	May 10, 2013	November 12, 2014 to May 9, 2023	8.42	8.27[18]	–	37,206	–	–	–	37,206
Sub-total					11,834,322	1,026,183	(2,638,413)	(203,214)	(6,819)	10,012,059
Total					**18,733,290**	**1,388,750**	**(3,064,302)**	**(203,214)**	**(6,819)**	**16,847,748**

74 Melco Crown Entertainment Limited Annual Report 2013

Notes:

(1) Awards granted before the year of 2012 are under the 2006 Share Incentive Plan and awards granted during or after the year of 2012 are, and will be, under the 2011 Share Incentive Plan.

(2) The vesting period of the share options is from the date of grant until the commencement of exercisable period.

(3) In respect of the share options exercised during the period, the weighted average closing price of the Shares immediately before and at the dates on which the options were exercised was US$8.26.

(4) Among the 59,256 share options, 5,391 share options may be exercised during the period from September 10, 2008 to September 9, 2017, 11,970 share options may be exercised during the period from September 10, 2009 to September 9, 2017, 17,955 share options may be exercised during the period from September 10, 2010 to September 9, 2017 and 23,940 share options may be exercised during the period from September 10, 2011 to September 9, 2017.

(5) Among the 18,657 share options, 4,662 share options may be exercised during the period from March 18, 2009 to March 17, 2018, 4,662 share options may be exercised during the period from March 18, 2010 to March 17, 2018, 4,662 share options may be exercised during the period from March 18, 2011 to March 17, 2018 and 4,671 share options may be exercised during the period from March 18, 2012 to March 17, 2018.

(6) Among the 3,123,297 share options, 1,386,570 share options may be exercised during the period from November 25, 2010 to November 24, 2018 and 1,736,727 share options may be exercised during the period from November 25, 2011 to November 24, 2018.

(7) Among the 789,474 share options, 197,367 share options may be exercised during the period from January 20, 2010 to January 19, 2019, 197,367 share options may be exercised during the period from January 20, 2011 to January 19, 2019, 197,367 share options may be exercised during the period from January 20, 2012 to January 19, 2019 and 197,373 share options may be exercised during the period from January 20, 2013 to January 19, 2019.

(8) Among the 332,730 share options, 58,347 share options may be exercised during the period from November 25, 2010 to September 9, 2017, 62,337 share options may be exercised during the period from November 25, 2011 to September 9, 2017, 72,309 share options may be exercised during the period from November 25, 2012 to September 9, 2017 and 139,737 share options may be exercised during the period from November 25, 2013 to September 9, 2017.

(9) Among the 303,078 share options, 55,080 share options may be exercised during the period from November 25, 2010 to March 17, 2018, 56,328 share options may be exercised during the period from November 25, 2011 to March 17, 2018, 71,400 share options may be exercised during the period from November 25, 2012 to March 17, 2018 and 120,270 share options may be exercised during the period from November 25, 2013 to March 17, 2018.

(10) Among the 140,400 share options, 35,100 share options may be exercised during the period from November 25, 2010 to April 10, 2018, 35,100 share options may be exercised during the period from November 25, 2011 to April 10, 2018, 35,100 share options may be exercised during the period from November 25, 2012 to April 10, 2018 and 35,100 share options may be exercised during the period from November 25, 2013 to April 10, 2018.

(11) The 86,511 share options may be exercised during the period from May 26, 2013 to May 25, 2020.

(12) Among the 134,829 share options, 44,331 share options may be exercised during the period from May 26, 2012 to May 25, 2020 and 90,498 share options may be exercised during the period from May 26, 2013 to May 25, 2020.

(13) Among the 300,000 share options, 150,000 share options may be exercised during the period from August 16, 2012 to August 15, 2020 and 150,000 share options may be exercised during the period from August 16, 2014 to August 15, 2020.

(14) Among the 2,490,501 share options, 699,576 share options may be exercised during the period from March 23, 2012 to March 22, 2021, 808,098 share options may be exercised during the period from March 23, 2013 to March 22, 2021 and 982,827 share options may be exercised during the period from March 23, 2014 to March 22, 2021.

(15) Among the 1,249,491 share options, 364,776 share options may be exercised during the period from March 29, 2013 to March 28, 2022, 442,335 share options may be exercised during the period from March 29, 2014 to March 28, 2022 and 442,380 share options may be exercised during the period from March 29, 2015 to March 28, 2022.

(16) Among the 946,629 share options, 315,531 share options may be exercised during the period from May 10, 2014 to May 9, 2023, 315,531 share options may be exercised during the period from May 10, 2015 to May 9, 2023 and 315,567 share options may be exercised during the period from May 10, 2016 to May 9, 2023.

(17) Among the 37,206 share options, 18,603 share options may be exercised during the period from November 12, 2014 to May 9, 2023 and 18,603 share options may be exercised during the period from November 12, 2016 to May 9, 2023.

(18) Share price on the day before of the grant of share option is US$8.24.

Melco Crown Entertainment LimitedAnnual Report 2013 75

Details of the movement in restricted Shares granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan during the year ended December 31, 2013 are as follows:

Number of restricted Shares Share price at date of grant of restricted Granted Vested Outstanding as Name or category Date of grant of Shares Outstanding as of during during Cancelled during of December 31, of participants restricted Shares(1) Vesting date US$ January 1, 2013 the year the year the year 2013 Directors: Lawrence Yau Lung Ho March 17, 2009 March 17, 2013 1.09 241,566 — (241,566) — — March 23, 2011 March 23, 2013 2.52 241,056 — (241,056) — — March 23, 2011 March 23, 2014 2.52 241,137 — — — 241,137 March 29, 2012 March 29, 2013 4.43 79,065 — (79,065) — — March 29, 2012 March 29, 2014 4.43 79,065 — — — 79,065 March 29, 2012 March 29, 2015 4.43 79,068 — — — 79,068 May 10, 2013 May 10, 2014 8.27 — 60,435 — — 60,435 May 10, 2013 May 10, 2015 8.27 — 60,435 — — 60,435 May 10, 2013 May 10, 2016 8.27 — 60,435 — — 60,435 Sub-total: 960,957 181,305 (561,687) — 580,575 Clarence Yuk Man Chung March 17, 2009 March 17, 2013 1.09 11,505 — (11,505) — — March 23, 2011 March 23, 2013 2.52 15,849 — (15,849) — — March 23, 2011 March 23, 2014 2.52 15,858 — — — 15,858 March 29, 2012 March 29, 2013 4.43 22,590 — (22,590) — — March 29, 2012 March 29, 2014 4.43 22,590 — — — 22,590 March 29, 2012 March 29, 2015 4.43 22,590 — — — 22,590 May 10, 2013 May 10, 2014 8.27 — 4,836 — — 4,836 May 10, 2013 May 10, 2015 8.27 — 4,836 — — 4,836 May 10, 2013 May 10, 2016 8.27 — 4,833 — — 4,833 Sub-total: 110,982 14,505 (49,944) — 75,543 Alec Yiu Wa Tsui March 17, 2009 March 17, 2013 1.09 11,505 — (11,505) — — March 23, 2011 March 23, 2013 2.52 15,849 — (15,849) — — March 23, 2011 March 23, 2014 2.52 15,858 — — — 15,858 March 29, 2012 March 29, 2013 4.43 9,036 — (9,036) — — March 29, 2012 March 29, 2014 4.43 9,036 — — — 9,036 March 29, 2012 March 29, 2015 4.43 9,036 — — — 9,036 May 10, 2013 May 10, 2014 8.27 — 4,836 — — 4,836 May 10, 2013 May 10, 2015 8.27 — 4,836 — — 4,836 May 10, 2013 May 10, 2016 8.27 — 4,833 — — 4,833 Sub-total: 70,320 14,505 (36,390) — 48,435

76 Melco Crown Entertainment LimitedAnnual Report 2013

				Number of restricted Shares				
Name or category of participants	Date of grant of restricted Shares[1]	Vesting date	Share price at date of grant of restricted Shares US$	Outstanding as of January 1, 2013	Granted during the year	Vested during the year	Cancelled during the year	Outstanding as of December 31, 2013
John Peter Ben Wang	March 17, 2009	March 17, 2013	1.09	11,505	—	(11,505)	—	—
	March 23, 2011	March 23, 2013	2.52	15,849	—	(15,849)	—	—
	March 23, 2011	March 23, 2014	2.52	15,858	—	—	—	15,858
	March 29, 2012	March 29, 2013	4.43	9,036	—	(9,036)	—	—
	March 29, 2012	March 29, 2014	4.43	9,036	—	—	—	9,036
	March 29, 2012	March 29, 2015	4.43	9,036	—	—	—	9,036
	May 10, 2013	May 10, 2014	8.27	—	4,836	—	—	4,836
	May 10, 2013	May 10, 2015	8.27	—	4,836	—	—	4,836
	May 10, 2013	May 10, 2016	8.27	—	4,833	—	—	4,833
Sub-total:				70,320	14,505	(36,390)	—	48,435
Robert Wason Mactier	March 17, 2009	March 17, 2013	1.09	11,505	—	(11,505)	—	—
	March 23, 2011	March 23, 2013	2.52	15,849	—	(15,849)	—	—
	March 23, 2011	March 23, 2014	2.52	15,858	—	—	—	15,858
	March 29, 2012	March 29, 2013	4.43	9,036	—	(9,036)	—	—
	March 29, 2012	March 29, 2014	4.43	9,036	—	—	—	9,036
	March 29, 2012	March 29, 2015	4.43	9,036	—	—	—	9,036
	May 10, 2013	May 10, 2014	8.27	—	4,836	—	—	4,836
	May 10, 2013	May 10, 2015	8.27	—	4,836	—	—	4,836
	May 10, 2013	May 10, 2016	8.27	—	4,833	—	—	4,833
Sub-total:				70,320	14,505	(36,390)	—	48,435
Thomas Jefferson Wu	March 17, 2009	March 17, 2013	1.09	11,505	—	(11,505)	—	—
	March 23, 2011	March 23, 2013	2.52	15,849	—	(15,849)	—	—
	March 23, 2011	March 23, 2014	2.52	15,858	—	—	—	15,858
	March 29, 2012	March 29, 2013	4.43	9,036	—	(9,036)	—	—
	March 29, 2012	March 29, 2014	4.43	9,036	—	—	—	9,036
	March 29, 2012	March 29, 2015	4.43	9,036	—	—	—	9,036
	May 10, 2013	May 10, 2014	8.27	—	4,836	—	—	4,836
	May 10, 2013	May 10, 2015	8.27	—	4,836	—	—	4,836
	May 10, 2013	May 10, 2016	8.27	—	4,833	—	—	4,833
Sub-total:				70,320	14,505	(36,390)	—	48,435
James Andrew Charles MacKenzie	March 17, 2009	March 17, 2013	1.09	11,505	—	(11,505)	—	—
	March 23, 2011	March 23, 2013	2.52	15,849	—	(15,849)	—	—
	March 23, 2011	March 23, 2014	2.52	15,858	—	—	—	15,858
	March 29, 2012	March 29, 2013	4.43	9,036	—	(9,036)	—	—
	March 29, 2012	March 29, 2014	4.43	9,036	—	—	—	9,036
	March 29, 2012	March 29, 2015	4.43	9,036	—	—	—	9,036
	May 10, 2013	May 10, 2014	8.27	—	4,836	—	—	4,836
	May 10, 2013	May 10, 2015	8.27	—	4,836	—	—	4,836
	May 10, 2013	May 10, 2016	8.27	—	4,833	—	—	4,833
Sub-total:				70,320	14,505	(36,390)	—	48,435

Melco Crown Entertainment Limited Annual Report 2013 77

				Number of restricted Shares				
Name or category of participants	Date of grant of restricted Shares[1]	Vesting date	Share price at date of grant of restricted Shares US$	Outstanding as of January 1, 2013	Granted during the year	Vested during the year	Cancelled during the year	Outstanding as of December 31, 2013
William Todd Nisbet	May 10, 2013	May 10, 2014	8.27	—	4,836	—	—	4,836
	May 10, 2013	May 10, 2015	8.27	—	4,836	—	—	4,836
	May 10, 2013	May 10, 2016	8.27	—	4,833	—	—	4,833
Sub-total:				—	14,505	—	—	14,505
Rowen Bruce Craigie	May 10, 2013	May 10, 2014	8.27	—	4,836	—	—	4,836
	May 10, 2013	May 10, 2015	8.27	—	4,836	—	—	4,836
	May 10, 2013	May 10, 2016	8.27	—	4,833	—	—	4,833
Sub-total:				—	14,505	—	—	14,505
Sub-total:				1,423,539	297,345	(793,581)	—	927,303
Employees	May 26, 2010	May 26, 2013	1.25	78,315	—	(66,081)	(12,234)	—
Employees	May 26, 2010	May 26, 2013	1.25	79,827	—	(79,827)	—	—
Employees	August 16, 2010	August 16, 2014	1.25	75,000	—	—	—	75,000
Employees	March 23, 2011	March 23, 2013	2.52	511,269	—	(505,248)	(6,021)	—
Employees	March 23, 2011	March 23, 2014	2.52	511,443	—	—	(20,058)	491,385
Employees	March 29, 2012	March 29, 2013	4.43	237,717	—	(231,744)	(5,973)	—
Employees	March 29, 2012	March 29, 2014	4.43	237,792	—	—	(19,356)	218,436
Employees	March 29, 2012	March 29, 2015	4.43	237,873	—	—	(13,917)	223,956
Employees	May 10, 2013	May 10, 2014	8.27	—	164,823	—	(7,062)	157,761
Employees	May 10, 2013	May 10, 2015	8.27	—	164,823	—	(7,062)	157,761
Employees	May 10, 2013	May 10, 2016	8.27	—	164,823	—	(7,050)	157,773
Employees	May 10, 2013	November 12, 2014	8.27	—	12,627	—	—	12,627
Employees	May 10, 2013	November 12, 2016	8.27	—	12,627	—	—	12,627
Sub-total:				1,969,236	519,723	(882,900)	(98,733)	1,507,326
Total:				**3,392,775**	**817,068**	**(1,676,481)**	**(98,733)**	**2,434,629**

Note:

(1) Awards granted before the year of 2012 are under the 2006 Share Incentive Plan and awards granted during or after the year of 2012 are, and will be, under the 2011 Share Incentive Plan.

78 Melco Crown Entertainment Limited Annual Report 2013

MCP Share Incentive Plan

Apart from the 2006 Share Incentive Plan and the 2011 Share Incentive Plan, our subsidiary, MCP, also operates a share incentive plan to promote the success and enhance the value of MCP, by linking the personal interests of members of the board of directors, employees and consultants of MCP, its subsidiaries, holding companies and affiliated companies by providing such individuals with an incentive for outstanding performance to generate superior returns to MCP’s stockholders (“MCP Share Incentive Plan”).

Please refer to Appendix II of this annual report for details of the MCP Share Incentive Plan.

A summary of the outstanding awards granted under the MCP Share Incentive Plan as of December 31, 2013 is presented below:

Exercise price/ Number of grant date unvested MCP fair value per share options/restricted MCP Share (PHP) MCP Shares Vesting period MCP Share Options 2013 Long Term Incentive Plan 8.3 116,144,153 Within 3 years Restricted MCP Shares 2013 Long Term Incentive Plan 8.3 58,072,076 Within 3 years

Melco Crown Entertainment LimitedAnnual Report 2013 79

Details of the movement in MCP share options granted under the MCP Share Incentive Plan during the year ended December 31, 2013 are as follows:

Name or category of participants	Date of grant of MCP share options	Exercisable period[1]	Exercise price of MCP share options (per MCP Share) PHP	Share price at date of grant of MCP share options[2] PHP	Number of MCP share options: Outstanding as at January 1, 2013	Granted during the period	Exercised during the period	Cancelled during the period	Lapsed during the period	Outstanding as at December 31, 2013
Directors:										
Lawrence Yau Lung Ho	June 28, 2013	30 days after the opening of City of Dreams Manila to June 27, 2023	8.3	8.3	–	5,202,425	–	–	–	5,202,425
	June 28, 2013	April 29, 2015 to June 27, 2023	8.3	8.3	–	5,202,425	–	–	–	5,202,425
	June 28, 2013	April 29, 2016 to June 27, 2023	8.3	8.3	–	5,202,426	–	–	–	5,202,426
Sub-total:					–	15,607,276	–	–	–	15,607,276
James Douglas Packer	June 28, 2013	30 days after the opening of City of Dreams Manila to June 27, 2023	8.3	8.3	–	5,202,425	–	–	–	5,202,425
	June 28, 2013	April 29, 2015 to June 27, 2023	8.3	8.3	–	5,202,425	–	–	–	5,202,425
	June 28, 2013	April 29, 2016 to June 27, 2023	8.3	8.3	–	5,202,426	–	–	–	5,202,426
Sub-total:					–	15,607,276	–	–	–	15,607,276
Clarence Yuk Man Chung	June 28, 2013	30 days after the opening of City of Dreams Manila to June 27, 2023	8.3	8.3	–	3,468,284	–	–	–	3,468,284
	June 28, 2013	April 29, 2015 to June 27, 2023	8.3	8.3	–	3,468,284	–	–	–	3,468,284
	June 28, 2013	April 29, 2016 to June 27, 2023	8.3	8.3	–	3,468,283	–	–	–	3,468,283
Sub-total:					–	10,404,851	–	–	–	10,404,851
Alec Yiu Wa Tsui	June 28, 2013	30 days after the opening of City of Dreams Manila to June 27, 2023	8.3	8.3	–	650,303	–	–	–	650,303
	June 28, 2013	April 29, 2015 to June 27, 2023	8.3	8.3	–	650,303	–	–	–	650,303
	June 28, 2013	April 29, 2016 to June 27, 2023	8.3	8.3	–	650,303	–	–	–	650,303
Sub-total:					–	1,950,909	–	–	–	1,950,909
James Andrew Charles MacKenzie	June 28, 2013	30 days after the opening of City of Dreams Manila to June 27, 2023	8.3	8.3	–	650,303	–	–	–	650,303
	June 28, 2013	April 29, 2015 to June 27, 2023	8.3	8.3	–	650,303	–	–	–	650,303
	June 28, 2013	April 29, 2016 to June 27, 2023	8.3	8.3	–	650,303	–	–	–	650,303
Sub-total:					–	1,950,909	–	–	–	1,950,909
William Todd Nisbet	June 28, 2013	30 days after the opening of City of Dreams Manila to June 27, 2023	8.3	8.3	–	2,601,213	–	–	–	2,601,213
	June 28, 2013	April 29, 2015 to June 27, 2023	8.3	8.3	–	2,601,213	–	–	–	2,601,213
	June 28, 2013	April 29, 2016 to June 27, 2023	8.3	8.3	–	2,601,212	–	–	–	2,601,212
Sub-total:					–	7,803,638	–	–	–	7,803,638
Sub-total:					–	53,324,859	–	–	–	53,324,859

80 Melco Crown Entertainment Limited Annual Report 2013

					Number of MCP share options					
Name or category of participants	Date of grant of MCP share options	Exercisable period[1]	Exercise price of MCP share options (per MCP Share) PHP	Share price at date of grant of MCP share options[3] PHP	Outstanding as at January 1, 2013	Granted during the period	Exercised during the period	Cancelled during the period	Lapsed during the period	Outstanding as at December 31, 2013
Employees	June 28, 2013	30 days after the opening of City of Dreams Manila to June 27, 2023	8.3	8.3	–	20,939,758	–	(1,560,728)	–	19,379,030
	June 28, 2013	April 29, 2015 to June 27, 2023	8.3	8.3	–	20,939,758	–	(1,560,728)	–	19,379,030
	June 28, 2013	April 29, 2016 to June 27, 2023	8.3	8.3	–	20,939,776	–	(1,560,727)	–	19,379,049
Sub-total					–	62,819,292	–	(4,682,183)	–	58,137,109
Others[2]	June 28, 2013	30 days after the opening of City of Dreams Manila to June 27, 2023	8.3	8.3	–	1,560,728	–	–	–	1,560,728
	June 28, 2013	April 29, 2015 to June 27, 2023	8.3	8.3	–	1,560,728	–	–	–	1,560,728
	June 28, 2013	April 29, 2016 to June 27, 2023	8.3	8.3	–	1,560,729	–	–	–	1,560,729
Sub-total					–	4,682,185	–	–	–	4,682,185
Total					**–**	**120,826,336**	**–**	**(4,682,183)**	**–**	**116,144,153**

Notes:

(1) The vesting period of the MCP share options is from the date of grant until the commencement of exercisable period.

(2) The category "Others" represents the non-employees of our Group.

(3) Share price on the day before of the grant of share option is PHP8.20.

Melco Crown Entertainment Limited Annual Report 2013 81

Details of the movement in restricted MCP Shares granted under the MCP Share Incentive Plan during the year ended December 31, 2013 are as follows:

			Number of restricted MCP Shares					
Name or category of participants	Date of grant of restricted MCP Shares	Vesting date	Share price at date of grant of restricted MCP Shares PHP	Outstanding as at January 1, 2013	Granted during the period	Vested during the period	Cancelled during the period	Outstanding as at December 31, 2013
Directors:								
Lawrence Yau Lung Ho	June 28, 2013	30 days after the opening of City of Dreams Manila	8.3	–	2,601,213	–	–	2,601,213
	June 28, 2013	April 29, 2015	8.3	–	2,601,213	–	–	2,601,213
	June 28, 2013	April 29, 2016	8.3	–	2,601,212	–	–	2,601,212
Sub-total:				–	7,803,638	–	–	7,803,638
James Douglas Packer	June 28, 2013	30 days after the opening of City of Dreams Manila	8.3	–	2,601,213	–	–	2,601,213
	June 28, 2013	April 29, 2015	8.3	–	2,601,213	–	–	2,601,213
	June 28, 2013	April 29, 2016	8.3	–	2,601,212	–	–	2,601,212
Sub-total:				–	7,803,638	–	–	7,803,638
Clarence Yuk Man Chung	June 28, 2013	30 days after the opening of City of Dreams Manila	8.3	–	1,734,142	–	–	1,734,142
	June 28, 2013	April 29, 2015	8.3	–	1,734,142	–	–	1,734,142
	June 28, 2013	April 29, 2016	8.3	–	1,734,141	–	–	1,734,141
Sub-total:				–	5,202,425	–	–	5,202,425
Alec Yiu Wa Tsui	June 28, 2013	30 days after the opening of City of Dreams Manila	8.3	–	325,152	–	–	325,152
	June 28, 2013	April 29, 2015	8.3	–	325,152	–	–	325,152
	June 28, 2013	April 29, 2016	8.3	–	325,151	–	–	325,151
Sub-total:				–	975,455	–	–	975,455
James Andrew Charles MacKenzie	June 28, 2013	30 days after the opening of City of Dreams Manila	8.3	–	325,152	–	–	325,152
	June 28, 2013	April 29, 2015	8.3	–	325,152	–	–	325,152
	June 28, 2013	April 29, 2016	8.3	–	325,151	–	–	325,151
Sub-total:				–	975,455	–	–	975,455
William Todd Nisbet	June 28, 2013	30 days after the opening of City of Dreams Manila	8.3	–	1,300,606	–	–	1,300,606
	June 28, 2013	April 29, 2015	8.3	–	1,300,606	–	–	1,300,606
	June 28, 2013	April 29, 2016	8.3	–	1,300,607	–	–	1,300,607
Sub-total:				–	3,901,819	–	–	3,901,819
Sub-total:				–	26,662,430	–	–	26,662,430

82 Melco Crown Entertainment Limited Annual Report 2013

			Number of restricted MCP Shares					
Name or category of participants	Date of grant of restricted MCP Shares	Vesting date	Share price at date of grant of restricted MCP Shares PHP	Outstanding as at January 1, 2013	Granted during the period	Vested during the period	Cancelled during the period	Outstanding as at December 31, 2013
Employees	June 28, 2013	30 days after the opening of City of Dreams Manila	8.3	—	10,469,886	—	(780,365)	9,689,521
	June 28, 2013	April 29, 2015	8.3	—	10,469,886	—	(780,365)	9,689,521
	June 28, 2013	April 29, 2016	8.3	—	10,469,874	—	(780,361)	9,689,513
Sub-total:				—	31,409,646	—	(2,341,091)	29,068,555
Others[1]	June 28, 2013	30 days after the opening of City of Dreams Manila	8.3	—	780,363	—	—	780,363
	June 28, 2013	April 29, 2015	8.3	—	780,363	—	—	780,363
	June 28, 2013	April 29, 2016	8.3	—	780,365	—	—	780,365
Sub-total:				—	2,341,091	—	—	2,341,091
Total				**—**	**60,413,167**	**—**	**(2,341,091)**	**58,072,076**

Note:

(1) The category "Others" represents the non-employees of our Group.

Melco Crown Entertainment Limited Annual Report 2013 83

Directors' Interests in Competing Business

Mr. Lawrence Yau Lung Ho has certain insignificant effective beneficial interests in Shun Tak Holdings Limited ("STHL"), Sociedade de Turismo e Diversões de Macau, S.A. ("STDM") and SJM Holdings Limited ("SJM"). These effective beneficial interests are held through a number of intermediary companies in which Mr. Ho holds a minority interest. STHL, STDM and SJM are involved in hotel and casino business, which competes with the business of our Company. Mr. Ho is not a director of STHL, STDM and SJM and has no involvement with, and does not exercise any control or influence on, management and operation of STHL, STDM and SJM.

Each of Mr. James Douglas Packer, Mr. William Todd Nisbet and Mr. Rowen Bruce Craigie is a director or a senior executive of Crown which operates casinos in Australia and the United Kingdom, which may indirectly compete with the business of our Company.

Save as disclosed above, as at December 31, 2013, no Directors had been interested in any business, which competes or may compete, either directly or indirectly with the businesses of our Company which is required to be disclosed pursuant to the Listing Rules.

Substantial Interests in the Share Capital of our Company

As at December 31, 2013, the following persons/corporations had interests in five per cent or more of the issued share capital of our Company as recorded in the register required to be kept under Section 336 of the SFO. Details of the interests in the Shares or underlying Shares of our Company as notified to our Company are set out below:

Name	Capacity/nature of interest	Number of Shares as at December 31, 2013	Approximate percentage of shareholding as at December 31, 2013[13]
Lawrence Yau Lung Ho[1]	Beneficial owner, interest of controlled corporation	1,128,518,369	67.71%
Sharon Sau Yan Lo[2]	Interest of spouse	1,128,518,369	67.71%
Melco Leisure[3]	Beneficial owner and deemed interest	1,118,458,086	67.11%
Melco[4]	Interest of controlled corporation	1,118,458,086	67.11%
James Douglas Packer[5]	Interest of controlled corporation and deemed interest	1,118,458,086	67.11%
Erica Louise Packer[6]	Interest of spouse	1,118,458,086	67.11%
Crown Asia Investments[7]	Beneficial owner and deemed interest	1,118,458,086	67.11%
Crown Entertainment Group Holdings[8]	Interest of controlled corporation	1,118,458,086	67.11%
Crown[9]	Interest of controlled corporation	1,118,458,086	67.11%
The Capital Group Companies, Inc.[10][11]	Interest of controlled corporation	100,224,253	6.01%
Capital Research and Management Company[12]	Investment Manager	93,846,253	5.63%

84 Melco Crown Entertainment Limited Annual Report 2013

Notes:

(1) As at December 31, 2013, Mr. Lawrence Yau Lung Ho personally held 18,162,612 shares of Melco, representing approximately 1.18% of Melco’s shares. In addition, 115,509,024 shares of Melco are held by Lasting Legend Ltd., 288,532,606 shares of Melco are held by Better Joy Overseas Ltd., 18,587,447 shares of Melco were held by Mighty Dragon Developments Limited and 7,294,000 shares of Melco are held by The L3G Capital Trust, representing approximately 7.52%, 18.78%, 1.21% and 0.47% of Melco’s shares, all of which companies are owned by persons and/or trusts af?liated with Mr. Lawrence Yau Lung Ho. Mr.

Lawrence Yau Lung Ho also has interest in Great Respect Limited, a company controlled by a discretionary family trust, the bene?ciaries of which include Mr. Lawrence Yau Lung Ho and his immediate family members and held 298,982,187 shares, representing approximately 19.46% of Melco’s shares. Melco Leisure is a wholly-owned subsidiary of Melco and accordingly, Mr. Lawrence Yau Lung Ho is deemed or taken to be interested in 1,118,458,086 Shares in which Melco Leisure is interested or is deemed or taken to be interested. Mr. Lawrence Yau Lung Ho is also interested in 10,060,283 Shares, of which 6,517,914 Shares are subject to the share options and restricted Shares granted as at December 31, 2013.

(2) Ms. Sharen Sau Yan Lo is the spouse of Mr. Lawrence Yau Lung Ho and is deemed or taken to be interested in the Shares through the interest of her spouse, Mr. Lawrence Yau Lung Ho, under the SFO.

(3) Melco Leisure is the beneficial owner of 559,229,043 Shares and is deemed or taken to be interested in 559,229,043 Shares owned by Crown Asia Investments pursuant to rights of first refusal over such Shares granted by Crown Asia Investments in favor of Melco Leisure under the new shareholders’ deed, which became effective in December 2007 (“New Shareholders’ Deed”), entered into between Melco and Crown.

(4) Melco Leisure is a direct wholly-owned subsidiary of Melco and Melco is deemed or taken to be interested in 1,118,458,086 Shares in which Melco Leisure is interested as referred to in note (3) above.

(5) Mr. James Douglas Packer and his controlled corporations are interested in 50.01% of the issued share capital of Crown, which in turn is interested in the entire issued share capital of Crown Entertainment Group Holdings and which in turn is interested in the entire issued share capital of Crown Asia Investments. Accordingly, Mr. James Douglas Packer is deemed or taken to be interested in 1,118,458,086 Shares in which Crown Asia Investments is interested or is deemed or taken to be interested.

(6) Ms. Erica Louise Packer is the spouse of Mr. James Douglas Packer and is deemed or taken to be interested in the Shares through the interest of her spouse, Mr. James Douglas Packer, under the SFO.

(7) Crown Asia Investments is the bene?cial owner of 559,229,043 Shares and is deemed or taken to be interested in 559,229,043 Shares owned by Melco Leisure pursuant to rights of ?rst refusal over such Shares granted by Melco Leisure in favor of Crown Asia Investments under the New Shareholders’ Deed.

(8) Crown Asia Investments is a direct wholly-owned subsidiary of Crown Entertainment Group Holdings and Crown Entertainment Group Holdings is deemed or taken to be interested in 1,118,458,086 Shares in which Crown Asia Investments is interested as referred to in note (7) above.

(9) Crown Entertainment Group Holdings is a wholly-owned subsidiary of Crown and Crown is deemed or taken to be interested in 1,118,458,086 Shares in which Crown Asia Investments is interested as referred to in note (7) above.

(10) Capital Research and Management Company is a direct wholly-owned subsidiary of The Capital Group Companies, Inc. and The Capital Group Companies, Inc. is deemed or taken to be interested in 93,846,253 Shares in which Capital Research and Management Company is interested as referred to in note (12) below.

(11) 3,990,600 Shares are held by Capital International, Inc., 1,403,400 Shares are held by Capital International Sarl, 946,800 Shares are held by Capital Guardian Trust Company, and 37,200 Shares are held by Capital International Limited, representing approximately 0.239%, 0.084%, 0.057% and 0.002% ordinary shares outstanding. All of these companies are owned by Capital Group International, Inc., which is a wholly-owned subsidiary of The Capital Group Companies, Inc. Therefore, we believe that The Capital Group Companies, Inc. bene?cially owns an aggregate of 6,378,000 ordinary shares held by these companies.

(12) Capital Research and Management Company is a U.S. based investment adviser that manages the American Funds, a family of mutual funds.

(13) The percentages are calculated on the basis of 1,666,633,448 Shares in issue as at December 31, 2013.

Directors’ Rights to Acquire Shares or Debentures

Save as disclosed in note 18 to the consolidated ? nancial statements included in this annual report, at no time during the year was our Company, or any of its holding companies, subsidiaries or fellow subsidiaries, a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of Shares in, or debentures of, our Company or any other body corporate.

Melco Crown Entertainment LimitedAnnual Report 2013 85

Directors' Interests in Contracts of Significance

Save as disclosed in note 23 to the consolidated financial statements included in this annual report, no contract of significance in relation to our Group's business to which our Company, or any of its holding companies, subsidiaries, or fellow subsidiaries, was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Continuing Connected Transactions

During the year, our Group had the following continuing connected transactions which are required to be disclosed in the annual report of our Company under Chapter 14A of the Listing Rules:

(A) FERRY TICKET SALES AGREEMENT

Our Company entered into an agreement for sale of ferry tickets ("Ferry Ticket Sales Agreement") in April 2007 with Shun Tak-China Travel Ship Management Limited ("STCTS"), a subsidiary of Shun Tak Holdings Limited ("Shun Tak"), which is a connected person as defined under the Listing Rules, by virtue of being a company in which the associates of our executive Director hold direct and indirect beneficial interests. Pursuant to the Ferry Ticket Sales Agreement, our Company purchased round-trip ferry tickets to/from Macau ("Ferry Ticket Transactions") for our customers. As a bulk purchaser of ferry tickets, our Company was granted a 5% discount ("Discount") on the net selling price of each ferry ticket we purchased. The Discount was determined on an arms' length negotiation and by reference to prevailing market price and was given in accordance with market practice of granting discounts on bulk purchases of ferry tickets to promote STCTS's ferry services. The above transactions are entered into and the Discount is given within the ordinary and usual course of our business and are on normal commercial terms. Our Company entered into a Ferry Ticket Sales Agreement with STCTS on November 24, 2011 in relation to the Ferry Ticket Transactions for an initial term commencing from December 7, 2011 to December 31, 2013. Unless early terminated by each of the parties by giving 30 days prior written notice, the Ferry Ticket Sales Agreement entered into in 2011 is renewable for periods of three years subject to annual price review.

The aggregate value of Ferry Ticket Transactions which took place during the year ended December 31, 2013 is within the annual cap for 2013 (which was disclosed in the listing document of our Company dated November 30, 2011), details of which are shown below:

Category	Approximate aggregate value for the year ended December 31, 2013 US$	Annual cap for the financial year ended December 31, 2013 US$
Ferry Tickets Sales Agreement	2,962,000	4,652,000

The parties intended to renew the Ferry Ticket Sales Agreement on substantially the same terms and conditions for 2014. It is expected that all of the applicable percentage ratios of the proposed new annual cap in respect of the transactions contemplated under the renewed agreement are below the prescribed threshold of the Listing Rules, and such transactions for the year ending December 31, 2014 are exempt from reporting, annual review, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

86 Melco Crown Entertainment Limited Annual Report 2013

(B) ANNUAL REVIEW OF THE CONTINUING CONNECTED TRANSACTIONS

Pursuant to Rule 14A.38 of the Listing Rules, our Company has engaged the auditor of our Company, Messrs. Deloitte Touche Tohmatsu, to conduct a review of the above continuing connected transactions for the year ended December 31, 2013 in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certi? ed Public Accountants. The auditor has issued a letter to the Board in respect of the Ferry Ticket Transactions and con? rmed that for the year ended December 31, 2013:

(i) nothing has come to their attention that causes them to believe that the continuing connected transactions have not been approved by the Company’s Board of Directors;

(ii) nothing has come to their attention that causes them to believe that the continuing connected transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

(iii) with respect to the aggregate amount of the continuing connected transactions set out in this report, nothing has come to their attention that causes them to believe that the continuing connected transactions have exceeded the maximum aggregate annual value disclosed in the 2012 annual report made by the Company in respect of the continuing connected transactions.

The independent non-executive Directors have reviewed the above continuing connected transactions for the year ended December 31, 2013 and the letter issued by the auditor and confirmed that the continuing connected transactions have been entered into:

(1) in the ordinary and usual course of business of our Group;

(2) either on normal commercial terms or on terms no less favorable to our Group than terms available to or from independent third parties; and

(3) in accordance with the relevant agreement governing the transactions on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

The above connected transactions which also constitute related party transactions are set out in note 23 to the consolidated ? nancial statements included in this annual report. Our Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

Connected Transaction

During the year, our Group had the following connected transaction which is required to be disclosed in the annual report of our Company under Chapter 14A of the Listing Rules:

EXERCISE OF THE NEW COTAI EQUITY OPTION

New Cotai, LLC exercised the New Cotai equity option to acquire from MCE Cotai the financial interest in the additional US$350 million of equity capital in an amount up to 40% thereof by virtue of a notice dated April 19, 2013. Upon completion of such exercise and as of December 31, 2013, the interest of MCE Cotai and that of New Cotai, LLC in SCI remain the same in a proportion of 60:40.

New Cotai, LLC is a substantial shareholder of SCI, which is a non-wholly owned subsidiary of our Company, therefore it is a connected person of our Company within the meaning of the Listing Rules. Hence, the exercise of the New Cotai equity option constitutes a connected transaction for the Company.

Melco Crown Entertainment LimitedAnnual Report 2013 87

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of our Company were entered into or existed for the year ended December 31, 2013.

Related Party Transactions

Details of the significant related party transactions undertaken in the usual course of business are set out in note 23 to the consolidated ? nancial statements included in this annual report.

Purchase, Sale or Redemption of our Company’s Listed Securities

During the year ended December 31, 2013, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company’s listed securities except that the trustee of our 2011 Share Incentive Plan has, pursuant to the terms of the rules and the trust deed of the 2011 Share Incentive Plan, purchased on NASDAQ a total of 373,946 ADSs (equivalent to 1,121,838 shares) of the Company. The total cost for acquiring these ADSs of approximately US$8.8 million was fully paid during the year ended December 31, 2013.

Public Float

Based on the information that is publicly available to our Company and within the knowledge of its Directors, as at the date of this report, our Company has maintained the prescribed public ? oat under the Listing Rules.

Legal and Administrative Proceedings

We are a party to certain other legal and administrative proceedings which relate to matters arising out of the ordinary course of our business. Based on the current status of such proceedings and the information currently available, we do not believe that such proceedings would, individually or in the aggregate, have a material adverse effect on our business, financial condition or results of operations.

Crown Melbourne Limited, the owner of a number of “Crown” trademarks licensed to us, is from time to time involved in legal proceedings regarding “Crown” trademarks used in Macau. We understand that Crown Melbourne Limited will continue to take vigorous measures to protect its trademarks. We believe we have a valid right under our trademark license agreement with Crown Melbourne Limited to use the Crown trademarks in Macau in our hotel casino business.

In January 2013, the Taiwanese authorities commenced investigating certain alleged violations of Taiwan banking laws by certain employees of our subsidiary’s branch of? ce in Taiwan, which may pose reputational and other risks to us. To facilitate the investigation, the Taiwanese authorities have frozen one of our deposit accounts in Taiwan, which had a balance of approximately TWD2.98 billion (equivalent to approximately US$102 million) at the time the account was frozen. We are taking actions to request the Taiwanese authorities to unfreeze the account.

Corporate Governance

Our Company is committed to maintaining a high corporate governance standard so as to ensure better transparency and protection of Shareholders’ interests. Our Company has complied with the code provisions of the Corporate Governance Code and the former Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules for the period from the listing date to December 31, 2013 except for the code provisions A.2.1 in respect of the separation of the roles of the Chairman and Chief Executive Officer and A.4.1 in respect of the appointment of non-executive Directors for speci? c terms.

Further information on our Company’s corporate governance practices is set out in the corporate governance report on pages 90 to 99 of this annual report.

88 Melco Crown Entertainment LimitedAnnual Report 2013

Emolument Policy

The employees of our Group are selected, remunerated and promoted on the basis of their merit, qualifications and competence. The emoluments of the Directors are decided by our Company's compensation committee, having regard to our Company's operating results, individual performance and comparable market standards. Our Company has adopted the 2006 Share Incentive Plan and 2011 Share Incentive Plan together with the MCP Share Incentive Plan adopted by MCP, as an incentive to Directors and employees, details of the plans are set out in note 18 to the consolidated financial statements and Appendix I and Appendix II of this annual report.

Pre-emptive Rights

There are no provisions for pre-emptive rights under the laws of the Cayman Islands or under the Amended and Restated Articles of Association that require our Company to offer new Shares on a pro-rata basis to our existing Shareholders.

Audit Committee

Our Company has established an audit committee for the purpose of assisting the Board in overseeing and monitoring, among others, the integrity of the financial statements of our Company, the performance of our independent auditors, and the integrity of our systems of internal accounting and financial controls. Our Company's audit committee consists of three members, Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui and Mr. James Andrew Charles MacKenzie. Mr. James Andrew Charles MacKenzie is the chairman of our audit committee.

Auditor

The consolidated financial statements of our Company for the year ended December 31, 2013 have been audited by Messrs. Deloitte Touche Tohmatsu, who will retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting.

On behalf of the Board
Lawrence Yau Lung Ho
Co-Chairman and Chief Executive Officer

Macau, March 26, 2014

Melco Crown Entertainment Limited Annual Report 2013 89

Corporate Governance Report

The Directors are pleased to present this corporate governance report for the year ended December 31, 2013.

Corporate Governance Practices

Our Company is committed to conduct our business consistent with the highest standards of corporate governance practices and procedures and has adopted its own corporate governance principles and guidelines (the "Company's Code") to deliver these commitments. The Company's Code was amended to fully address the principles and code provisions as set out in the Corporate Governance Code as stated in Appendix 14 to the Listing Rules. The guidelines contained in the Company's Code were also developed by the Board taking into consideration of the applicable corporate governance standards of NASDAQ. In addition, the Company has also adopted a number of other policies and guidelines, developed internally, to enhance our corporate governance practices and procedures.

Our Company has complied with all code provisions in the Corporate Governance Code as stated in Appendix 14 to the Listing Rules for the year ended December 31, 2013, except for the following deviations:

Pursuant to the code provision A.2.1 of the Corporate Governance Code, the roles of chairman and chief executive officer of a listed company should be separate and should not be performed by the same individual. However, in view of the present composition of the Board, the in-depth knowledge of Mr. Lawrence Yau Lung Ho on the operations of our Group and on the gaming and entertainment sector in Macau in general, his extensive business network and connections in that sector and the scope of operations of our Group, the Board believes it is in the best interests of our Company for Mr. Lawrence Yau Lung Ho to assume the roles of Co-Chairman and Chief Executive Officer at this time and that such arrangement be subject to review by the Board from time to time.

Pursuant to the code provision A.4.1 of the Corporate Governance Code, non-executive Directors should be appointed for a specific term, subject to re-election. Our Company has deviated from this provision in that all non-executive Directors are not appointed for a specific term. They are, however, subject to retirement and re-election every three years. The reason for the deviation is that our Company does not believe that arbitrary term limits on Directors' services are appropriate given that Directors ought to be committed to representing the long-term interests of our Shareholders and the retirement and re-election requirements of non-executive Directors have given the Shareholders the right to approve the continuation of non-executive Directors' offices.

The Board approved the Policy on Board Diversity on December 4, 2013 which was submitted to it by the Nominating and Corporate Governance Committee. The Company is supportive of the gradual attainment of wider diversity in its Board composition and it recognizes the benefits that such diversity may offer to the Company. Appointments to the Board will take into account objectively both the merits of the candidates and the potential benefits that a diverse membership of the Board may have on the Company's growth and its competitiveness. The Company will apply the considerations described in the policy in the candidate assessment and appointment process of director following the appearance of the next vacancy in the Board. The composition of the Board will be subject to ongoing review to ensure any need to maintain or widen diversity is addressed promptly.

Strategic Plan

Melco Crown Entertainment is focused on developing and operating world class gaming and entertainment resorts, with a particular focus on major gaming jurisdictions throughout Asia.

The Company currently operates in Macau, the world's largest casino gaming market, and aims to maximize profitability on its current diversified portfolio of assets by leveraging its various gaming and non-gaming products and amenities, maintaining a strong focus on service quality and developing and leveraging its customer base and loyalty programs.

The Company also aims to identify proactively future appropriate growth opportunities in both current and new jurisdictions, delivering a more diversified earnings stream and incremental cashflow drivers.

90 Melco Crown Entertainment Limited Annual Report 2013

The Company’s core operational strategy includes delivering a differentiated and unique entertainment experience for its predominantly Asian customers, whether through excellence in service, its world-class entertainment attractions or through its high quality hotel, retail, food & beverage and gaming product offerings. This strategy is expected to build an internationally recognizable suite of quality brands which cater to a wide spectrum of customers seeking a diverse leisure and entertainment experience.

The Company also aims to maintain a strong balance sheet and flexible capital structure, enabling the Company to pursue future growth opportunities which maximize return on investment and drive long term shareholder value.

The Board of Directors —Functions and Composition

ROLE OF THE BOARD

The Directors’ main duty is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company and its Shareholders. The Board advises and counsels the Company’s senior management and monitors the performance of such management and the affairs of the Company.

In addition to its general oversight of management and the affairs of the Company, the Board also performs a number of speci? c functions, either directly or through its committees, including:

(a) selecting, evaluating and compensating the Company’s Chief Executive Of?cer and overseeing succession planning of the Chief Executive Of?cer;

(b) providing counsel and oversight on the selection, evaluation, development and compensation of senior management;

(c) reviewing, approving and monitoring fundamental ?nancial and business strategies and major corporate actions;

(d) assessing major risks the Company facing and reviewing options and selecting the option(s) to mitigate the risks; and

(e) ensuring processes are in place to maintain the integrity of these aspects of the Company: the financial statements, the compliance with law and ethics, the relationships with customers and suppliers, and the relationships with other stakeholders.

BOARD COMPOSITION

The Board comprises ten Directors, of whom one is an executive Director, ? ve are non-executive Directors and the remaining four are independent non-executive Directors. Three of our Directors were nominated by Melco and three were nominated by Crown. The following table provides information about our Directors.

Name Position Lawrence Yau Lung Ho Co-Chairman, Chief Executive Of?cer and executive Director James Douglas Packer Co-Chairman and non-executive Director John Peter Ben Wang Non-executive Director Clarence Yuk Man Chung Non-executive Director William Todd Nisbet Non-executive Director Rowen Bruce Craigie Non-executive Director James Andrew Charles MacKenzie Independent non-executive Director Thomas Jefferson Wu Independent non-executive Director Alec Yiu Wa Tsui Independent non-executive Director Robert Wason Mactier Independent non-executive Director

None of the Board members is related to one another.

The non-executive Directors and the independent non-executive Directors, all of whom are independent of the management of our Group’s businesses, are highly experienced professionals with substantial experience in areas such as legal, accounting and financial management. Their mix of skills and business experience is a major contribution to the future development of our Company. They provide a strong independent element on the Board, exercise independent judgment and ensure that matters are fully debated and that no individual or group of individuals dominates the Board’s decision making processes. In addition, they facilitate the Company to maintain a high standard of ? nancial and other mandatory reporting and provide adequate checks and balances to safeguard the interests of Shareholders and the Company as a whole.

Melco Crown Entertainment LimitedAnnual Report 2013 91

DIRECTOR INDEPENDENCE

All independent non-executive Directors have met all of the guidelines for assessing independence set out in Rule 3.13 of the Listing Rules. Our Company has received from each of them an annual written confirmation on his independence and considers each of them to be independent.

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51(B)(1) of the Listing Rules, the changes in information of our Directors are set out below:

Name	Changes in information
Clarence Yuk Man Chung	Mr. Chung was appointed as director of our subsidiaries as follows in September 2013: • MCE Transportation Two Limited • Studio City Holdings Five Limited • SCIP Holdings Limited • MCE (IP) Holdings Limited
John Peter Ben Wang	Mr. Wang resigned as a non-executive director of MelcoLot Limited, a company listed on the Stock Exchange (Stock Code: 8198) with effect from December 2013.
Rowen Bruce Craigie	Mr. Craigie was appointed as director of our subsidiaries as follows in September 2013: • MCE Transportation Two Limited • MCE (IP) Holdings Limited
Alec Yiu Wa Tsui	Mr. Tsui resigned as the independent non-executive director of China Chengtong Development Group Limited, a company listed on the Stock Exchange (Stock Code: 217) in November 2013.
James Andrew Charles MacKenzie	Mr. MacKenzie was the non-executive director and chairman of Mirvac Group from November 2005 to January 2014 and November 2005 to November 2013 respectively.

DEVELOPMENT AND TRAINING

Directors' training is an on-going process. Throughout the year ended December 31, 2013, our Directors received regular updates and presentations on changes and developments to our Group's business and to the legislative and regulatory requirements in which our Group shall comply. A training session was organized for Directors in December 2013 to update the Directors on the U.S. Foreign Corrupt Practices Act and the compliance program developed by the Company in accordance with the shareholders and requirements applicable under such registration. Moreover, all Directors have attended other relevant self-study in relation to their continuous professional development. The Directors have also provided the Company with information regarding the trainings received and studies completed for record.

A summary of training received by the Directors during the year is as follows:

	Type of continuous professional development	
	Attending seminars/ trainings	Reading regulatory updates
Executive Director		
Lawrence Yau Lung Ho	✓	✓
Non-executive Directors		
James Douglas Packer	✓	✓
John Peter Ben Wang	✓	✓
Clarence Yuk Man Chung	✓	✓
William Todd Nisbet	✓	✓
Rowen Bruce Craigie	✓	✓
Independent Non-executive Directors		
James Andrew Charles MacKenzie	✓	✓
Thomas Jefferson Wu	✓	✓
Alec Yiu Wa Tsui	✓	✓
Robert Wason Mactier	✓	✓

92 Melco Crown Entertainment Limited Annual Report 2013

BOARD MEETINGS AND DIRECTORS ATTENDANCE RECORDS

The Board meets regularly over our Company's affairs and operations. The Board held a total of eight meetings during the year ended December 31, 2013. The chief financial officer, the chief legal officer and the company secretary attended all Board meetings to advise on statutory compliance, legal, accounting and financial matters. All businesses transacted at the meetings were documented and the records were maintained.

Set out below is the attendance record of each member of the Board at the Board meetings during the year ended December 31, 2013 which illustrates the attention given by the Board in overseeing our Company's affairs:

	No. of meetings attended/ held in 2013	Attendance rate
Executive Director		
Lawrence Yau Lung Ho (Co-Chairman)	8/8	100%
Non-executive Directors		
James Douglas Packer (Co-Chairman)	7/8	87.5%
John Peter Ben Wang	7/8	87.5%
Clarence Yuk Man Chung	8/8	100%
William Todd Nisbet	8/8	100%
Rowen Bruce Craigie	8/8	100%
Independent non-executive Directors		
James Andrew Charles MacKenzie	7/8	87.5%
Thomas Jefferson Wu	7/8	87.5%
Alec Yiu Wa Tsui	8/8	100%
Robert Wason Mactier	8/8	100%

GENERAL MEETING AND DIRECTORS ATTENDANCE RECORDS:

Our Company held two general meetings during the year ended December 31, 2013, which were the annual general meeting held on May 22, 2013 and the extraordinary general meeting held on June 21, 2013, at which resolutions were duly passed in respect of, among others (i) the adoption of the financial statements and the directors' and auditors' reports for the year ended December 31, 2012; (ii) the re-appointment of the independent auditor; (iii) the granting of the general mandate and repurchase mandate; (iv) the re-election of Directors; and (v) the adoption of the MCP Share Incentive Plan. Set out below is the attendance record of each member of the Board at the general meeting during the year ended December 31, 2013:

	No. of meetings attended/ held in 2013	Attendance rate
Executive Director		
Lawrence Yau Lung Ho (Co-Chairman)	2/2	100%
Non-executive Directors		
James Douglas Packer (Co-Chairman)	1/2	50%
John Peter Ben Wang	2/2	100%
Clarence Yuk Man Chung	2/2	100%
William Todd Nisbet	2/2	100%
Rowen Bruce Craigie	2/2	100%
Independent non-executive Directors		
James Andrew Charles MacKenzie	1/2	50%
Thomas Jefferson Wu	1/2	50%
Alec Yiu Wa Tsui	2/2	100%
Robert Wason Mactier	2/2	100%

SECURITIES DEALINGS BY DIRECTORS AND RELEVANT EMPLOYEES

The Directors and relevant employees are subject to the rules set forth in our Company's Policy for the Prevention of Insider Trading, the terms therein are no less exacting than those contained in the Model Code. The Listing Rules require an express Model Code compliance confirmation from the directors and that the confirmation be given following a specific enquiry. All Directors have confirmed that they have complied with the required standard of dealings and code of conduct regarding securities dealings by directors as set out in the Model Code for the year ended December 31, 2013.

Melco Crown Entertainment Limited Annual Report 2013 93

DELEGATION BY THE BOARD

The Board reserves for its decision all major matters concerning the Company. The day-to-day management, administration and operation of the Company is delegated to the Chief Executive Officer and senior management of the Company. The Board has formalized the functions reserved to the Board and those delegated to management. The functions and responsibilities delegated are subject to periodic review.

The Company has established the following Board committees to support the Company in maintaining a high corporate governance standard:

- audit committee;
- compensation committee; and
- nominating and corporate governance committee.

The Board has delegated certain functions to these Board committees. Each committee has its defined scope of duties and terms of reference within its own charter, which empowers the committee members to make decisions on certain matters.

Each Board committee, upon reasonable request is able to seek independent professional advice in appropriate circumstances, at the Company's expense.

AUDIT COMMITTEE

The Board has established an audit committee in 2006, with its primary duty to assist the Board in overseeing and monitoring, among others, the audits of the financial statements of our Company, any relevant legal and regulatory issues relevant to the financial statements, the performance of the independent auditors, the account and financial reporting processes of the Company and the integrity of our systems of internal accounting and financial controls, our Company's risk management process, the effectiveness of our Company's internal audit function and any significant related party and/or connected transactions.

In line with Rule 3.21 of the Listing Rules, our Company's Audit Committee comprises independent non-executive Directors, namely Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui and Mr. James Andrew Charles MacKenzie, Mr. James Andrew Charles MacKenzie is the chairman of the Audit Committee.

Set out below is the attendance record of each member of the audit committee meetings during the year ended December 31, 2013:

	No. of meetings attended/ held in 2013	Attendance rate
James Andrew Charles MacKenzie (Chairman)	9/10	90%
Thomas Jefferson Wu	9/10	90%
Alec Yiu Wa Tsui	10/10	100%

In discharging its duties, the principal work performed by the audit committee during the year and up to date of this report included the following:

In relation to financial information:

(a) review of the annual consolidated financial statements of our Group for the year ended December 31, 2013 with recommendation to the Board for the inclusion within our Company's annual reports;

(b) review of the interim result announcement and unaudited condensed consolidated financial statements of our Group for the six months ended June 30, 2013 with recommendation to the Board for inclusion within our Company's interim report;

(c) review of the quarterly unaudited consolidated financial statements and key performance indicators of our Group for the quarters ended March 31, 2013, June 30, 2013, September 30, 2013 and December 31, 2013 and provide recommendations to our disclosure committee for inclusion within our Company's quarterly earnings announcement;

(d) review the disclosure, in accordance with the Company's relevant policies, of any material information regarding the quality or integrity of the Company's financial statements, which is brought to its attention by our disclosure committee.

94 Melco Crown Entertainment Limited Annual Report 2013

In relation to relationship with independent auditor:

(a) review and approve of the engagement letters of Messrs. Deloitte Touche Tohmatsu for audit and non-audit services, the nature and scope these services, their reporting obligations, work plan and independence; and

(b) review of the auditor's qualifications, independence and performance, and recommendation to the Board for re-appointment of the auditor.

In relation to financial reporting system and internal control:

(a) review of the effectiveness of the internal controls and risk management systems of our Group, after discussion with management, internal audit department and independent auditors and review of the reports associated with our program for compliance with section 404 of the Sarbanes-Oxley Act of 2002 ("SOX 404 Compliance Program") and internal audit plan;

(b) review of internal audit reports, including the major findings and recommendations from internal audit;

(c) review and approval of internal audit work plan for the year 2014;

(d) review and approval of certain related party transactions and connected transactions carried out during the year and conducted the annual review of the continuing connected transactions, together with the independent non-executive Director who is not a member of the audit committee, as included within this annual report; and

(e) review of the staffing and resources of our Group's internal audit and finance departments.

Other details of the authority, duties and responsibilities of the audit committee are available in the audit committee charter, which can be found on our Company's website and the Stock Exchange's website.

COMPENSATION COMMITTEE

Our Company has established a compensation committee in 2006, with its primary duty to discharge the responsibilities of the Board relating to compensation of our executives, including by designing (in consultation with management and our Board) and evaluating the executive and Director compensation plans, policies and programs of our Company, recommending to our Board for approval.

The compensation committee comprises independent non-executive Directors, namely Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui and Mr. Robert Wason Mactier. Mr. Thomas Jefferson Wu is the chairman of the compensation committee.

Set out below is the attendance record of each member of the compensation committee meetings during the year ended December 31, 2013:

	No. of meetings attended/ held in 2013	Attendance rate
Thomas Jefferson Wu (Chairman)	2/3	66.7%
Alec Yiu Wa Tsui	3/3	100%
Robert Wason Mactier	3/3	100%

In discharging its duties, principal work performed by the compensation committee includes:

(a) recommendations to the Board for approval in relation to the grant of share options to participants under the 2011 Share Incentive Plan;

(b) recommendations to the Board for approval of the compensation of the Directors, and approval of the compensation of senior management;

(c) determination, with delegated responsibility, of the remuneration packages of individual executive Directors and senior management; and

(d) assessment of performance of the executive Director.

Melco Crown Entertainment Limited Annual Report 2013 95

Other details of the authority, duties and responsibilities of the compensation committee are available in the compensation committee charter, which can be found on our Company's website and the Stock Exchange's website.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Our Company has established a nominating and corporate governance committee in 2006, with its primary duties to assist our Board in discharging its responsibilities regarding (i) the identification of qualified candidates to become members and chairs of the Board committees and to fill any such vacancies; (ii) oversight of our compliance with legal and regulatory requirements, in particular the legal and regulatory requirements of Macau (including the relevant laws related to the gaming industry), Hong Kong, the Cayman Islands, the SEC and NASDAQ; (iii) the development and recommendation to our Board of a set of corporate governance principles applicable to our Company; and (iv) the disclosure, in accordance with our relevant policies, of any material information (other than that regarding the quality or integrity of our financial statements), which is brought to its attention by the disclosure committee.

The nominating and corporate governance committee comprises independent non-executive Directors, namely Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui and Mr. Robert Wason Mactier. Mr. Alec Yiu Wa Tsui is the chairman of the nominating and corporate governance committee.

Set out below is the attendance record of each member of the nominating and corporate governance committee meetings during the year ended December 31, 2013:

	No. of meetings attended/ held in 2013	Attendance rate
Alec Yiu Wa Tsui (Chairman)	2/2	100%
Thomas Jefferson Wu	2/2	100%
Robert Wason Mactier	2/2	100%

In discharging its duties, the principal work performed by the nominating and corporate governance committee during the year included the following:

(a) considered and approved amendment of existing corporate governance policies to incorporate relevant Listing Rules requirements;

(b) considered and recommended for the Board's approval the proposed changes to Board committees' charters;

(c) reviewed the structure, size and composition of the Board and the Board committees;

(d) assessed the independence of the independent non-executive Directors; and

(e) nominated candidates to the Board for it to recommend them to stand for election by Shareholders at the annual general meeting.

Other details of the authority, duties and responsibilities of the nominating and corporate governance committee are available in the nominating and corporate governance committee charter, which can be found on the Company's website and the Stock Exchange's website.

DIRECTORS' AND AUDITORS' RESPONSIBILITIES FOR FINANCIAL STATEMENTS

The Directors' responsibilities for preparing the financial statements are set out on page 97 of this annual report and the reporting responsibilities of the external auditors are set out on pages 100 to 102 of this annual report.

FINANCIAL REPORTING

The Board is accountable to the Shareholders and is committed to presenting comprehensive and timely information to the Shareholders on assessment of our Company's performance, financial position and prospects.

Our Company voluntarily publishes quarterly unaudited financial results for the three months ended March 31 and September 30 and key performance indicators of our Group for each fiscal quarter generally within 45 days after

96 Melco Crown Entertainment Limited Annual Report 2013

the end of the relevant quarter to enable its Shareholders, investors and the public to better appraise the position and business performance of our Group. Such financial information is prepared in accordance with U.S. GAAP using the accounting policies applied to our Company’s interim and annual financial statements and there is no reconciliation of such information to IFRS.

DIRECTORS’ RESPONSIBILITIES ON THE FINANCIAL STATEMENTS

The Directors acknowledge their responsibility for the presentation of ? nancial statements which give a true and fair view of the state of affairs of our Company and our Group and the results and cash flow for each financial period. In preparing the ? nancial statements, the Directors have to ensure that appropriate accounting policies are adopted. The ? nancial statements are prepared on a going concern basis.

The Board’s responsibility to present a balanced, clear and understandable assessment extends to annual and interim reports, other inside information announcements and other ? nancial disclosures required under the Listing Rules, and reports to regulators as well as to information required to be disclosed pursuant to statutory requirements.

For the year ended December 31, 2013 and as the date of this annual report there were no material uncertainties relating to events or conditions that may cast significant doubt on our Company’s ability to continue as a going concern.

INTERNAL CONTROL

The Board has the overall responsibility for ensuring our Company maintains sound and effective internal controls to safeguard the Shareholders’ investment and the Company’s assets at all times. To ful? ll this responsibility, the Directors have conducted a review of the effectiveness of the system of internal control of our Company and our subsidiaries for the year ended December 31, 2013, which covered the material controls, including financial, operational and compliance controls and risk management functions and the adequacy of resources, qualifications and experience of staff of our Company’s accounting and financial reporting function, and their training programs and budget. This review was conducted by considering the reports and recommendation received from the audit committee, given its role in providing oversight of the internal control and risk management system.

The audit committee delivered those reports and final recommendation based on discussions held with management, the internal audit department and independent auditors and the review of work performed and reports issued by those parties in relation to the SOX 404 Compliance Program and our Group’s internal audit plan. Refer to audit committee section within this report for more information on the work performed by the audit committee and the US Corporate Governance Practices section for further details on the SOX 404 Compliance Program.

COMPANY SECRETARY

Our company secretary, Ms. Stephanie Cheung, is a full time employee of the Company and has day-today knowledge of the Company’s affairs. The Company Secretary is responsible for advising the Board on governance matters. For the year ended December 31, 2013, the Company Secretary has attended relevant professional trainings to update her skills and knowledge. She has complied and will continue to comply with the relevant Listing Rules requirements to take no less than 15 hours of relevant professional trainings in each financial year.

AUDITOR’S REMUNERATION

For the year ended December 31, 2013, our Company paid approximately HK$11.6 million for services provided to us by our auditor, Messrs. Deloitte Touche Tohmatsu, comprising, HK$7.8 million for audit services and HK$3.8 million for non-audit services. Non-audit services primarily included an interim review of our Group’s consolidated financial statements, review of certain documents associated with the issuance of the 2013 Senior Notes, an assurance engagement of our continuing connected transactions, agreed upon procedures related to our preliminary annual results announcement and certain tax services.

Melco Crown Entertainment LimitedAnnual Report 2013 97

SHAREHOLDERS’ RIGHTS

Convening of extraordinary general meeting by Shareholders

Pursuant to Article 71 of the Amended and Restated Articles of Association, the Board may, whenever they think fit, convene an extraordinary general meeting, and extraordinary general meetings shall also be convened on the written requisition of any one or more Shareholders, provided that such requisitions held as at the date of deposit of the requisition not less than 10% of the paid up capital of our Company which carries the right of voting at general meetings of our Company. Such member shall deposit at the principal place of business of our Company in Hong Kong, or in the event our Company ceases to have such a principal office, the head office or the registered of? ce of our Company specifying the objects of the meeting and signed by the requisitions.

If the Directors do not within 21 days from the date of deposit of the requisition proceed duly to convene the meeting to be held within a further 21 days, the requisitions themselves or any of them representing more than one half of the total voting rights of all of them, may convene the general meeting in the same manner, as nearly as possible, as that in which meetings may be convened by the Directors provided that any meeting so convened shall not be held after the expiration of three months from the date of deposit of the requisition, and all expenses reasonably incurred by the requisitions as a result of the failure of the Board shall be reimbursed to them by the Company.

Proposing a person for election as a Director of the Company

Subject to applicable legislation and regulation and pursuant to the Amended and Restated Articles of Association, if a Shareholder of the Company wishes to propose a person other than himself/herself or a retiring director for election as a Director at a general meeting of the Company, the Shareholder should deposit a signed written nomination together with a notice signed by the person to be nominated of his/her willingness to be elected which shall be given to the Company at the Company’s place of business in Hong Kong (36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong) within the 7-day period commencing the day after the dispatch of the notice of the meeting appointed for such election and end no later than 7 days prior to the date of such meeting.

Putting forward proposals at shareholders’ meetings

Shareholders are welcomed to suggest proposals relating to the operations, strategy and/or management of the Company to be discussed at shareholders’ meeting. Shareholders who wish to put forward a proposal should convene an extraordinary general meeting by the procedures set out in the above “Convening of extraordinary general meeting by Shareholders”.

US CORPORATE GOVERNANCE PRACTICES

As a NASDAQ-listed company, we are also subject to other ongoing reporting obligations and requirements imposed by the SEC and NASDAQ, such as compliance with the Sarbanes-Oxley Act of 2002 (“SOX Act”). Under section 404 of the SOX Act, we are required to include a management report on the effectiveness of our internal controls over ? nancial reporting in our U.S. annual reports on Form 20-F.

Management’s Annual Report on Internal Control Over Financial Reporting

Our Company’s management is responsible for establishing and maintaining adequate internal control over ? nancial reporting, as de? ned in Rules 13a-15(f) and 15d-15(f) of the U.S. Securities Exchange Act of 1934.

Our Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of ? nancial reporting and the preparation of ? nancial statements for external purposes in accordance with generally accepted accounting principles. Our Company’s internal control over ? nancial reporting includes those policies and procedures that:

98 Melco Crown Entertainment LimitedAnnual Report 2013

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our Company’s assets;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that the Company’s receipts and expenditures are being made only in accordance with authorizations of its management and directors; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the ?nancial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our Company’s management assessed the effectiveness of our Company’s internal control over ? nancial reporting as of December 31, 2013. In making this assessment, the Company’s management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (1992) (“1992 Framework”).

Based on this assessment, management concluded that, as of December 31, 2013, the Company’s internal control over financial reporting is effective based on this 1992 Framework.

The effectiveness of our Company’s internal control over financial reporting as of December 31, 2013, has been audited by Messrs. Deloitte Touche Tohmatsu, an independent registered public accounting ? rm, as stated in their report which appears herein.

Investor Relations

COMMUNICATION WITH SHAREHOLDERS

Our Company has established a shareholders’ communication policy with an aim to ensure Shareholders are provided with readily, equal and timely access to information about the Company. Information will be communicated to Shareholders mainly through our Company’s ? nancial reports (quarterly, interim and annual reports), annual general meetings and other general meetings that may be convened. Our Company will make available all the disclosures submitted to the Stock Exchange and its corporate communications and other corporate publications on its website. A dedicated “Investor Relations” section is available on the Company’s website. Information on our website is updated on a regular basis.

Our Company regards the annual general meeting an important event and Shareholders are encouraged to participate in annual general meeting or to appoint proxies to attend and vote at the meeting for and on their behalf if they are unable to attend the meetings. Shareholders may direct questions about their shareholdings to (i) the Company’s Hong Kong registrar, Computershare Hong Kong Investor Services Limited, if Shares are registered at the Company’s Hong Kong registrar; or (ii) the Company’s Cayman Islands registrar, Intertrust Corporate Services (Cayman) Limited, if Shares are registered at the Company’s Cayman Islands registrar.

SHAREHOLDERS’ ENQUIRIES AND PROPOSALS

Shareholders’ enquiries for the Board or the Company, or their proposals for shareholders’ meetings may be directed to us.

By post: 36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong By fax: +852 2537 3618 By email: info@melco-crown.com

For and on behalf of the Board

Lawrence Yau Lung Ho

Co-Chairman and Chief Executive Of? cer

Macau, March 26, 2014

Melco Crown Entertainment LimitedAnnual Report 2013 99

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Melco Crown Entertainment Limited:

We have audited the accompanying consolidated balance sheets of Melco Crown Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash ? ows for each of the three years in the period ended December 31, 2013. Our audits also included the ? nancial statement schedule included in Schedule 1. These consolidated ? nancial statements and ? nancial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated ? nancial statements and ? nancial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated ? nancial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the ? nancial statements. An audit also includes assessing the accounting principles used and signi? cant estimates made by management, as well as evaluating the overall ? nancial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated ? nancial statements present fairly, in all material respects, the consolidated ? nancial position of the Company as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash ? ows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated ? nancial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over ? nancial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2014 expressed an unquali? ed opinion on the Company’s internal control over ? nancial reporting.

/s/ Deloitte Touche Tohmatsu

Certi? ed Public Accountants

Hong Kong

March 26, 2014

100 Melco Crown Entertainment LimitedAnnual Report 2013

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Melco Crown Entertainment Limited:

We have audited the internal control over ? nancial reporting of Melco Crown Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over ? nancial reporting and for its assessment of the effectiveness of internal control over ? nancial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financing Reporting. Our responsibility is to express an opinion on the Company’s internal control over ? nancial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over ? nancial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over ? nancial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over ? nancial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal ? nancial of? cers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over ? nancial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated ? nancial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated ? nancial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over ? nancial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Melco Crown Entertainment LimitedAnnual Report 2013 101

In our opinion, the Company maintained, in all material respects, effective internal control over ? nancial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated ? nancial statements and ? nancial statement schedule as of and for the year ended December 31, 2013 of the Company and our report dated March 26, 2014 expressed an unquali? ed opinion on those consolidated ? nancial statements and ? nancial statement schedule.

/s/ Deloitte Touche Tohmatsu

Certi? ed Public Accountants

Hong Kong

March 26, 2014

102 Melco Crown Entertainment LimitedAnnual Report 2013

Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	December 31, 2013	2012
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,381,757	$ 1,709,209
Bank deposits with original maturity over three months	626,940	—
Restricted cash (Note 12)	770,294	672,981
Accounts receivable, net (Note 3)	287,880	320,929
Amounts due from affiliated companies (Note 23(a))	23	1,322
Income tax receivable	18	266
Inventories	18,169	16,576
Prepaid expenses and other current assets	54,898	27,743
Assets held for sale (Note 4)	8,468	—
Total current assets	3,148,447	2,749,026
PROPERTY AND EQUIPMENT, NET (Note 5)	3,308,846	2,684,094
GAMING SUBCONCESSION, NET (Note 6)	485,031	542,268
INTANGIBLE ASSETS, NET (Note 7)	4,220	4,220
GOODWILL (Note 7)	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS (Note 8)	345,667	88,241
RESTRICTED CASH (Note 12)	373,371	741,683
DEFERRED TAX ASSETS (Note 17)	93	105
DEFERRED FINANCING COSTS	114,431	65,930
LAND USE RIGHTS, NET (Note 9)	951,618	989,984
TOTAL ASSETS	$ 8,813,639	$ 7,947,466
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable (Note 10)	$ 9,825	$ 13,745
Accrued expenses and other current liabilities (Note 11)	928,751	850,841
Income tax payable	6,584	1,191
Capital lease obligations, due within one year (Note 13)	27,265	—
Current portion of long-term debt (Note 12)	262,566	854,940
Amounts due to affiliated companies (Note 23(b))	2,900	949
Amount due to a shareholder (Note 23(c))	79	—
Total current liabilities	1,237,970	1,721,666
LONG-TERM DEBT (Note 12)	2,270,894	2,339,924
OTHER LONG-TERM LIABILITIES (Note 14)	28,492	7,412
DEFERRED TAX LIABILITIES (Note 17)	62,806	66,350
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR (Note 13)	253,029	—
LAND USE RIGHTS PAYABLE (Note 22(c))	35,466	71,358
COMMITMENTS AND CONTINGENCIES (Note 22)		

Melco Crown Entertainment Limited Annual Report 2013 103

Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	December 31, 2013	2012
SHAREHOLDERS' EQUITY		
Ordinary shares at US$0.01 par value per share		
(Authorized — 7,300,000,000 shares as of December 31, 2013 and 2012 and issued		
— 1,666,633,448 and 1,658,059,295 shares as of December 31, 2013 and 2012, respectively (Note 16))	$ 16,667	$ 16,581
Treasury shares, at cost		
(16,222,246 and 11,267,038 shares as of December 31, 2013 and 2012, respectively (Note 16))	(5,960)	(113)
Additional paid-in capital	3,479,399	3,235,835
Accumulated other comprehensive losses	(15,592)	(1,057)
Retained earnings	772,156	134,693
Total Melco Crown Entertainment Limited shareholders' equity	4,246,670	3,385,939
Noncontrolling interests	678,312	354,817
Total equity	4,924,982	3,740,756
TOTAL LIABILITIES AND EQUITY	$ 8,813,639	$ 7,947,466
NET CURRENT ASSETS	$ 1,910,477	$ 1,027,360
TOTAL ASSETS LESS CURRENT LIABILITIES	$ 7,575,669	$ 6,225,800

The accompanying notes are an integral part of the consolidated financial statements.

104 Melco Crown Entertainment Limited Annual Report 2013

Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31, 2013	2012	2011
OPERATING REVENUES			
Casino	$ 4,941,487	$ 3,934,761	$ 3,679,423
Rooms	127,661	118,059	103,009
Food and beverage	78,880	72,718	61,840
Entertainment, retail and others	103,739	90,789	86,167
Gross revenues	5,251,767	4,216,327	3,930,439
Less: promotional allowances	(164,589)	(138,314)	(99,592)
Net revenues	5,087,178	4,078,013	3,830,847
OPERATING COSTS AND EXPENSES			
Casino	(3,452,736)	(2,834,762)	(2,698,981)
Rooms	(12,511)	(14,697)	(18,247)
Food and beverage	(29,114)	(27,531)	(34,194)
Entertainment, retail and others	(64,212)	(62,816)	(58,404)
General and administrative	(255,780)	(226,980)	(220,224)
Pre-opening costs	(17,014)	(5,785)	(2,690)
Development costs	(26,297)	(11,099)	(1,110)
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(64,271)	(59,911)	(34,401)
Depreciation and amortization	(261,298)	(261,449)	(259,224)
Property charges and others	(6,884)	(8,654)	(1,025)
Total operating costs and expenses	(4,247,354)	(3,570,921)	(3,385,737)
OPERATING INCOME	839,824	507,092	445,110
NON-OPERATING INCOME (EXPENSES)			
Interest income	7,660	10,958	4,131
Interest expenses, net of capitalized interest	(152,660)	(109,611)	(113,806)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses (Note 12)	—	—	(4,310)
Change in fair value of interest rate swap agreements	—	363	3,947
Amortization of deferred financing costs	(18,159)	(13,272)	(14,203)
Loan commitment fees	(25,643)	(1,324)	(1,411)
Foreign exchange (loss) gain, net	(10,756)	4,685	(1,771)
Other income, net	1,661	115	3,664
Listing expenses	—	—	(8,950)
Loss on extinguishment of debt (Note 12)	(50,935)	—	(25,193)
Costs associated with debt modification (Note 12)	(10,538)	(3,277)	—
Total non-operating expenses, net	(259,370)	(111,363)	(157,902)
INCOME BEFORE INCOME TAX	580,454	395,729	287,208
INCOME TAX (EXPENSE) CREDIT (Note 17)	(2,441)	2,943	1,636
NET INCOME	578,013	398,672	288,844
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	59,450	18,531	5,812
NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$ 637,463	$ 417,203	$ 294,656

Melco Crown Entertainment Limited Annual Report 2013 105

Consolidated Statements of Comprehensive Income

(In thousands of U.S. dollars)

Year Ended December 31,

2013 2012 2011 Net income $ 578,013 $ 398,672 $ 288,844 Other comprehensive (loss) income: Foreign currency translation adjustment (23,399) 16 (149) Change in fair value of interest rate swap agreements — — 6,111 Change in fair value of forward exchange rate contracts — 99 39 Reclassifi cation to earnings upon discontinuance of hedge accounting (Note 12) — — 4,310 Reclassifi cation to earnings upon settlement of forward exchange rate contracts — (138) —Other comprehensive (loss) income (23,399) (23) 10,311 Total comprehensive income 554,614 398,649 299,155 Comprehensive loss attributable to noncontrolling interests 68,314 18,540 5,812 Comprehensive income attributable to Melco Crown Entertainment Limited $ 622,928 $ 417,189 $ 304,967

The accompanying notes are an integral part of the consolidated financial statements.

106 Melco Crown Entertainment LimitedAnnual Report 2013

Consolidated Statements of Comprehensive Income

(In thousands of U.S. dollars)

	Year Ended December 31,		
	2013	2012	2011
Net income	$ 578,013	$ 398,672	$ 288,844
Other comprehensive (loss) income:			
Foreign currency translation adjustment	(23,399)	16	(149)
Change in fair value of interest rate swap agreements	—	—	6,111
Change in fair value of forward exchange rate contracts	—	99	39
Reclassification to earnings upon discontinuance of hedge accounting (Note 12)	—	—	4,310
Reclassification to earnings upon settlement of forward exchange rate contracts	—	(138)	—
Other comprehensive (loss) income	(23,399)	(23)	10,311
Total comprehensive income	554,614	398,649	299,155
Comprehensive loss attributable to noncontrolling interests	68,314	18,540	5,812
Comprehensive income attributable to Melco Crown Entertainment Limited	$ 622,928	$ 417,189	$ 304,967

The accompanying notes are an integral part of the consolidated financial statements.

Melco Crown Entertainment Limited Annual Report 2013 107

Consolidated Statements of Shareholders' Equity

(In thousands of U.S. dollars, except share and per share data)

	Melco Crown Entertainment Limited Shareholders' Equity								
	Ordinary Shares		Treasury Shares			Accumulated Other	(Accumulated Losses)		
	Shares	Amount	Shares	Amount (Note)	Additional Paid-in Capital	Comprehensive Losses	Retained Earnings	Noncontrolling Interests	Total Equity
BALANCE AT JANUARY 1, 2011	1,605,658,111 $	16,056	(8,409,186) $	(84) $	3,095,730 $	(11,345) $	(577,166) $	— $	2,523,191
Net income for the year	—	—	—	—	—	—	294,656	(5,812)	288,844
Foreign currency translation adjustment	—	—	—	—	—	(149)	—	—	(149)
Change in fair value of interest rate swap agreements	—	—	—	—	—	6,111	—	—	6,111
Change in fair value of forward exchange rate contracts	—	—	—	—	—	39	—	—	39
Reclassification to earnings upon discontinuance of hedge accounting (Note 12)	—	—	—	—	—	4,310	—	—	4,310
Acquisition of assets and liabilities (Note 25(b))	—	—	—	—	—	—	—	237,309	237,309
Share-based compensation (Note 18)	—	—	—	—	8,624	—	—	—	8,624
Shares issued upon restricted shares vested (Note 16)	310,575	3	—	—	(3)	—	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options (Note 16)	6,920,386	60	(6,920,386)	(69)	—	—	—	—	—
Issuance of shares for restricted shares vested (Note 16)	—	—	941,648	9	(9)	—	—	—	—
Exercise of share options (Note 16)	—	—	3,835,596	38	3,912	—	—	—	3,950
Issuance of shares for conversion of shareholders' loans (Note 16)	40,211,930	403	—	—	115,020	—	—	—	115,423
BALANCE AT DECEMBER 31, 2011	1,653,101,002	16,531	(10,552,328)	(106)	3,223,274	(1,034)	(282,510)	231,497	3,187,652
Net income for the year	—	—	—	—	—	—	417,203	(18,531)	398,672
Capital contribution from noncontrolling interests	—	—	—	—	—	—	—	140,000	140,000
Foreign currency translation adjustment	—	—	—	—	—	16	—	(9)	7
Change in fair value of forward exchange rate contracts	—	—	—	—	—	99	—	—	99
Reclassification to earnings upon settlement of forward exchange rate contracts	—	—	—	—	—	(138)	—	—	(138)
Acquisition of assets and liabilities (Note 25(a))	—	—	—	—	—	—	—	1,860	1,860
Share-based compensation (Note 18)	—	—	—	—	8,973	—	—	—	8,973
Shares issued for future vesting of restricted shares and exercise of share options (Note 16)	4,958,293	50	(4,958,293)	(50)	—	—	—	—	—
Issuance of shares for restricted shares vested (Note 16)	—	—	1,276,634	13	(13)	—	—	—	—
Cancellation of vested restricted shares	—	—	(6)	—	—	—	—	—	—
Exercise of share options (Note 16)	—	—	2,966,955	30	3,601	—	—	—	3,631
BALANCE AT DECEMBER 31, 2012	1,658,059,295	16,581	(11,267,038)	(113)	3,235,835	(1,057)	134,693	354,817	3,740,756
Net income for the year	—	—	—	—	—	—	637,463	(59,450)	578,013
Capital contribution from noncontrolling interests	—	—	—	—	—	—	—	280,000	280,000
Foreign currency translation adjustment	—	—	—	—	—	(14,535)	—	(8,864)	(23,399)
Share-based compensation (Note 18)	—	—	—	—	14,119	—	—	883	15,002
Shares purchased under trust arrangement for future vesting of restricted shares (Note 16)	—	—	(1,121,838)	(8,770)	—	—	—	—	(8,770)
Transfer of shares purchased under trust arrangement for restricted shares vested (Note 16)	—	—	378,579	2,965	(2,965)	—	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options (Note 16)	8,574,153	86	(8,574,153)	(86)	—	—	—	—	—
Issuance of shares for restricted shares vested (Note 16)	—	—	1,297,902	13	(13)	—	—	—	—
Exercise of share options (Note 16)	—	—	3,064,302	31	4,888	—	—	—	4,919
Change in shareholding of the Philippines subsidiaries (Note 26)	—	—	—	—	227,535	—	—	110,926	338,461
BALANCE AT DECEMBER 31, 2013	1,666,633,448 $	16,667	(16,222,246) $	(5,960) $	3,479,399 $	(15,592) $	772,156 $	678,312 $	4,924,982

Note: The treasury shares represent i) new shares issued by the Company and held by the depository bank to facilitate the administration and operations of the Company's share incentive plans, and are to be delivered to the Directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options; and ii) the shares purchased under a trust arrangement for the benefit of certain beneficiaries who are awardees under the 2011 Share Incentive Plan and held by a trustee to facilitate the future vesting of restricted shares in selected Directors, employees and consultants under the 2011 Share Incentive Plan.

The accompanying notes are an integral part of the consolidated financial statements.

108 Melco Crown Entertainment Limited Annual Report 2013

Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

	Year Ended December 31, 2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 578,013	$ 398,672	$ 288,844
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	382,806	378,597	350,862
Amortization of deferred financing costs	18,159	13,272	14,203
Amortization of deferred interest expense	756	2,138	1,142
Amortization of discount on senior notes payable	71	801	723
Excess payment on acquisition of assets and liabilities	—	5,747	—
Interest accretion on capital lease obligations	16,063	—	—
Loss on disposal of property and equipment	2,483	887	426
Allowance for doubtful debts and direct write off	44,299	28,416	37,803
Written off contract acquisition costs	1,582	—	—
Loss on extinguishment of debt	50,935	—	25,193
Written off deferred financing costs on modification of debt	10,538	—	—
Share-based compensation	14,987	8,973	8,624
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	—	4,310
Reclassification of accumulated income of forward exchange rate contracts from accumulated other comprehensive losses	—	(138)	—
Change in fair value of interest rate swap agreements	—	(363)	(3,947)
Changes in operating assets and liabilities:			
Accounts receivable	(15,261)	(42,367)	(69,741)
Amounts due from affiliated companies	1,299	524	(318)
Amount due from a shareholder	—	6	—
Income tax receivable	—	—	265
Inventories	(1,593)	(1,318)	(268)
Prepaid expenses and other current assets	(25,974)	(3,716)	(9,359)
Long-term prepayments, deposits and other assets	(1,197)	(2,679)	379
Deferred tax assets	12	(81)	1
Accounts payable	(3,920)	1,722	3,143
Accrued expenses and other current liabilities	71,527	164,886	94,182
Income tax payable	5,640	(313)	238
Amounts due to affiliated companies	2,164	(564)	412
Amounts due to shareholders	79	—	(267)
Other long-term liabilities	2,010	809	777
Deferred tax liabilities	(3,544)	(3,678)	(2,967)
Net cash provided by operating activities	1,151,934	950,233	744,660
CASH FLOWS FROM INVESTING ACTIVITIES			
Change in bank deposits with original maturity over three months	(626,940)	—	—
Payment for capitalized construction costs	(496,915)	(79,211)	(18,764)
Advance payments for construction costs	(161,633)	—	—
Payment for acquisition of property and equipment	(78,250)	(141,269)	(71,504)
Payment for land use rights	(64,297)	(53,830)	(15,271)
Payment for contract acquisition costs	(27,722)	—	—
Deposits for acquisition of property and equipment	(17,198)	(7,708)	(3,962)
Payment for security deposit	(4,293)	—	—
Payment for entertainment production costs	(2,064)	(1,788)	(70)
Net payment for acquisition of assets and liabilities	—	(5,315)	(290,058)
Proceeds from sale of property and equipment	343	422	233
Proceeds from deposits on sale of assets held for sale	1,285	—	—
Changes in restricted cash	268,414	(1,047,019)	(185,992)
Net cash used in investing activities	$ (1,209,270)	$ (1,335,718)	$ (585,388)

Melco Crown Entertainment Limited Annual Report 2013 109

Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

	Year Ended December 31, 2013	2012	2011
CASH FLOWS FROM FINANCING ACTIVITIES			
Principal payments on long-term debt	$ (1,667,969)	$ (2,755)	$ (117,076)
Payment of deferred financing costs	(129,133)	(30,297)	(36,135)
Prepayment of deferred financing costs	(56,535)	(18,812)	—
Deferred payment for acquisition of assets and liabilities	(25,000)	(25,000)	—
Purchase of shares under trust arrangement for future vesting of restricted shares	(8,770)	—	—
Principal payments on capital lease obligations	(38)	—	—
Proceeds from exercise of share options	4,017	3,599	4,565
Capital contribution from noncontrolling interests	280,000	140,000	—
Net proceeds from issuance of shares of a subsidiary	338,461	—	—
Proceeds from long-term debt	1,000,000	868,000	706,556
Net cash (used in) provided by financing activities	(264,967)	934,735	557,910
EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	(5,149)	1,935	(1,081)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(327,452)	551,185	716,101
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,709,209	1,158,024	441,923
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,381,757	$ 1,709,209	$ 1,158,024
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS			
Cash paid for interest (net of capitalized interest)	$ (127,807)	$ (102,015)	$ (111,656)
Cash paid for tax (net of refunds)	$ (333)	$ (1,129)	$ (827)
NON-CASH INVESTING AND FINANCING ACTIVITIES			
Costs of property and equipment funded through capital lease obligations	$ 288,535	$ —	$ —
Costs of property and equipment funded through accrued expenses and other current liabilities and other long-term liabilities	$ 15,744	$ 10,967	$ 6,641
Costs of property and equipment funded through amounts due to affiliated companies	$ 215	$ 428	$ 52
Construction costs funded through accrued expenses and other current liabilities and other long-term liabilities	$ 87,611	$ 49,508	$ 7,989
Land use rights costs funded through accrued expenses and other current liabilities and land use rights payable	$ 14,608	$ 69,057	$ —
Deferred financing costs funded through accrued expenses and other current liabilities	$ 4,522	$ 7,080	$ 778
Entertainment production costs funded through accrued expenses and other current liabilities	$ 448	$ 15	$ —
Acquisition of assets and liabilities funded through accrued expenses and other current liabilities and other long-term liabilities	$ —	$ —	$ 48,473
Settlement of shareholders' loans through issuance of shares	$ —	$ —	$ 115,442

The accompanying notes are an integral part of the consolidated financial statements.

110 Melco Crown Entertainment Limited Annual Report 2013

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

1. COMPANY INFORMATION

Melco Crown Entertainment Limited (the “Company”) was incorporated in the Cayman Islands on December 17, 2004 and completed an initial public offering of its ordinary shares in the United States of America in December 2006. The Company’s American depository shares (“ADS”) are traded on the NASDAQ Global Select Market under the symbol “MPEL”. On December 7, 2011, the Company completed a dual primary listing in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and listed its ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) by way of introduction, under the stock code of “6883”. The address of the Company’s registered of? ce is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The Company’s place of business in Hong Kong is 36/F, The Centrium, 60 Wyndham Street, Central, Hong Kong.

The Company together with its subsidiaries (collectively referred to as the “Group”) is a developer and owner of casino gaming and entertainment resort facilities in Asia. The Group currently operates Altira Macau, a casino hotel located at Taipa, the Macau Special Administrative Region of the People’s Republic of China (“Macau”), City of Dreams, an integrated urban casino resort located at Cotai, Macau and Taipa Square Casino, a casino located at Taipa, Macau. The Group business also includes the Mocha Clubs, which comprise the non-casino based operations of electronic gaming machines in Macau. The Group is also developing Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation (“MCP”), an indirect majority owned subsidiary of the Company whose common shares are listed on the Philippines Stock Exchange under the stock code of “MCP” together with MCP’s subsidiaries (collectively referred to as the “MCP Group”), has been cooperating with certain Philippine Parties as de? ned in Note 21(a) to develop and operate the Philippines Project which was subsequently branded as City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila.

As of December 31, 2013 and 2012, the major shareholders of the Company are Melco International Development Limited (“Melco”), a company listed in Hong Kong, and Crown Resorts Limited (formerly known as Crown Limited, or “Crown”), an Australian-listed corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation and Principles of Consolidation

The consolidated ? nancial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and includes applicable disclosures required by the Rules Governing the Listing of Securities on Hong Kong Stock Exchange (the “Listing Rules”) and by the Hong Kong Companies Ordinance.

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

(b)	Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and judgements are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

Melco Crown Entertainment LimitedAnnual Report 2013 111

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c) Fair Value of Financial Instruments

Fair value is de? ned as the price that would be received to sell the asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The Group estimated the fair values using appropriate valuation methodologies and market information available as of the balance sheet date.

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Cash and cash equivalents are placed with ? nancial institutions with high-credit ratings and quality.

(e) Restricted Cash

The current portion of restricted cash represents those cash deposited into bank accounts which are restricted as to withdrawal and use and the Group expected those fund will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current portion of restricted cash represents those fund that will not be released or utilized within the next twelve months. Restricted cash as of December 31, 2013 comprises of i) bank accounts that are restricted for withdrawal and for payment of Studio City project costs in accordance with the terms of the $825,000 8.5% senior notes, due 2020 (the “Studio City Notes”) and other associated agreements; ii) a subsidiary’s Taiwan branch of? ce’s deposit account in Taiwan which was frozen by the Taiwanese authorities in January 2013 for investigation of certain alleged violations of Taiwan banking laws by certain employees of the Taiwan branch of? ce; and iii) cash in escrow account, which was setup in March 2013, that is restricted for payment of City of Dreams Manila project costs in accordance with the terms of the provisional license (the “Provisional License”) as disclosed in Note 21(a) issued by the Philippine Amusement and Gaming Corporation (“PAGCOR”). The restricted cash for proceeds on the Renminbi (“RMB”) 2,300,000,000 3.75% bonds due 2013 (the “RMB Bonds”) deposited into a bank account for securing a Hong Kong dollar deposit-linked loan facility (the “Deposit-Linked Loan”) was released upon prepayment in full of the Deposit-Linked Loan by the Group on March 4, 2013 as disclosed in Note 12.

(f) Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of casino receivables. The Group issues credit in the form of markers to approved casino customers following investigations of creditworthiness including to its gaming promoters in Macau, which receivable can be offset against commissions payable and any other value items held by the Group to the respective customer and for which the Group intends to set-off when required. As of December 31, 2013 and 2012, a substantial portion of the Group’s markers were due from customers residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other signi? cant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

112 Melco Crown Entertainment LimitedAnnual Report 2013

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f) Accounts Receivable and Credit Risk (continued)

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Group's receivables to their carrying amounts, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management's experience with collection trends in the casino industry and current economic and business conditions. Management believes that as of December 31, 2013 and 2012, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(g) Inventories

Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or market value. Cost is calculated using the first-in, first-out, average and specific identification methods. Write downs of potentially obsolete or slow-moving inventory are recorded based on management's specific analysis of inventory.

(h) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Impairment losses and gains or losses on dispositions of property and equipment are included in operating income. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

During the construction and development stage of the Group's casino gaming and entertainment resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, depreciation of plant and equipment used, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as casino gaming and entertainment resort facilities are completed and opened.

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset's estimated useful life. Estimated useful lives are as follows:

Classification	Estimated Useful Life
Buildings	7 to 25 years or over the term of the land use right agreement or lease agreement, whichever is shorter
Aircraft	10 years
Leasehold improvements	3 to 10 years or over the lease term, whichever is shorter
Furniture, fixtures and equipment	2 to 10 years
Motor vehicles	5 years
Plant and gaming machinery	3 to 5 years

Melco Crown Entertainment Limited Annual Report 2013 113

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i) Capitalization of Interest and Amortization of Deferred Financing Costs

Interest and amortization of deferred ? nancing costs incurred on funds used to construct the Group’s casino gaming and entertainment resort facilities during the active construction period are capitalized. Interest subject to capitalization primarily includes interest paid or payable on loans from shareholders, the Group’s senior secured credit facility as entered into on September 5, 2007 (the “City of Dreams Project Facility”), interest rate swap agreements, $600,000 10.25% senior notes, due 2018 (the “2010 Senior Notes”), the RMB Bonds, the Deposit-Linked Loan, the City of Dreams Project Facility amended on June 30, 2011 (the “2011 Credit Facilities”), $1,000,000 5% senior notes, due 2021 (the “2013 Senior Notes”), the Studio City Notes, the land premium payables for the land use rights where City of Dreams and Studio City are located and the capital lease obligations. The capitalization of interest and amortization of deferred ? nancing costs ceases once a project is substantially completed or development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted average interest rate of the Group’s outstanding borrowings to the average amount of accumulated capital expenditures for assets under construction during the year and is added to the cost of the underlying assets and amortized over their respective useful lives. Total interest expenses incurred amounted to $183,647, $120,021 and $116,963, of which $30,987, $10,410 and $3,157 were capitalized for the years ended December 31, 2013, 2012 and 2011, respectively. No amortization of deferred ? nancing costs were capitalized during the years ended December 31, 2013, 2012 and 2011.

(j) Gaming Subconcession, Net

The gaming subconcession is capitalized based on the fair value of the gaming subconcession agreement as of the date of acquisition of Melco Crown (Macau) Limited (“Melco Crown Macau”), an indirect subsidiary of the Company, in 2006, and amortized using the straight-line method over the term of agreement which is due to expire in June 2022.

(k) Goodwill and Intangible Assets, Net

Goodwill represents the excess of acquisition cost over the fair value of tangible and identi? able intangible net assets of any business acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when circumstances indicate that the carrying value of goodwill may not be recoverable. An impairment loss is recognized in an amount equal to the excess of the carrying amount over the implied fair value.

Intangible assets other than goodwill are amortized over their useful lives unless their lives are determined to be inde? nite in which case they are not amortized. Intangible assets are carried at cost, less accumulated amortization. The Group’s finite-lived intangible asset consists of the gaming subconcession. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives. The Group’s intangible assets with indefinite lives represent Mocha Clubs trademarks, which are tested for impairment on an annual basis or when circumstances indicate that the carrying value of the intangible assets may not be recoverable.

114 Melco Crown Entertainment LimitedAnnual Report 2013

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l) Impairment of Long-Lived Assets (Other Than Goodwill)

The Group evaluates the recoverability of long-lived assets with ? nite lives based on its classi? cation as a) held for sale or b) to be held and used. Several criteria must be met before an asset is classi? ed as held for sale, including that management with the appropriate authority commits to a plan to sell the asset at a reasonable price in relation to its fair value and is actively seeking a buyer. For assets held for sale, the Group recognizes the assets at the lower of carrying value or fair market value less costs to sell, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. For assets to be held and used, the Group evaluates their recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash ? ows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash ? ows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value.

(m) Deferred Financing Costs

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized over the terms of the related debt agreements using the effective interest method. Approximately $18,159, $13,272 and $14,203 were amortized during the years ended December 31, 2013, 2012 and 2011, respectively.

(n) Land Use Rights, Net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis.

(o) Revenue Recognition and Promotional Allowances

The Group recognizes revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are ? xed or determinable and collection is reasonably assured.

Casino revenues are measured by the aggregate net difference between gaming wins and losses less accruals for the anticipated payouts of progressive slot jackpots, with liabilities recognized for funds deposited by customers before gaming play occurs and for chips in the customers’ possession.

The Group follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of Taipa Square Casino and Grand Hyatt Macau hotel. For the operations of Taipa Square Casino, given the Group operates the casino under a right to use agreement with the owner of the casino premises and has full responsibility for the casino operations in accordance with its gaming subconcession, it is the principal and casino revenue is therefore recognized on a gross basis. For the operations of Grand Hyatt Macau hotel, the Group is the owner of the hotel property, and the hotel manager operates the hotel under a management agreement providing management services to the Group, and the Group receives all rewards and takes substantial risks associated with the hotel business, it is the principal and the transactions of the hotel are therefore recognized on a gross basis.

Rooms, food and beverage, entertainment, retail and other revenues are recognized when services are performed. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer. Minimum operating and right to use fee, adjusted for contractual base fee and operating fee escalations, are included in entertainment, retail and other revenues and are recognized on a straight-line basis over the terms of the related agreement.

Melco Crown Entertainment LimitedAnnual Report 2013 115

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Revenue Recognition and Promotional Allowances (continued)

Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue; consequently, the Group's casino revenues are reduced by discounts, commissions and points earned in customer loyalty programs, such as the player's club loyalty program.

The retail value of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances for the years ended December 31, 2013, 2012 and 2011 is reclassified from rooms costs, food and beverage costs, entertainment, retail and other services costs and is included in casino expenses as follows:

	Year Ended December 31,		
	2013	2012	2011
Rooms	$ 19,828	$ 16,819	$ 12,696
Food and beverage	43,838	39,014	28,653
Entertainment, retail and others	8,301	7,238	6,510
	$ 71,967	$ 63,071	$ 47,859

(p) Point-loyalty Programs

The Group operates different loyalty programs in certain of its properties to encourage repeat business from loyal slot machine customers and table games patrons. Members earn points based on gaming activity and such points can be redeemed for free play and other free goods and services. The Group accrues for loyalty program points expected to be redeemed for cash and free play as a reduction to gaming revenue and accrues for loyalty program points expected to be redeemed for free goods and services as casino expense. The accruals are based on management's estimates and assumptions regarding the redemption value, age and history with expiration of unused points resulting in a reduction of the accruals.

(q) Gaming Taxes

The Group is subject to taxes based on gross gaming revenue in Macau. These gaming taxes are determined from an assessment of the Group's gaming revenue and are recorded as an expense within the "Casino" line item in the consolidated statements of operations. These taxes totaled $2,479,958, $2,024,697 and $1,948,652 for the years ended December 31, 2013, 2012 and 2011, respectively.

(r) Pre-opening Costs

Pre-opening costs, consist primarily of marketing expenses and other expenses related to new or start-up operations and are expensed as incurred. The Group incurred pre-opening costs in connection with City of Dreams Manila and Studio City since its acquisition by the Group in December 2012 and July 2011, respectively, as disclosed in Note 25, and continues to incur such costs related to City of Dreams Manila, Studio City and other one-off activities related to the marketing of new facilities and operations.

(s) Development Costs

Development costs include costs associated with the Group's evaluation and pursuit of new business opportunities, which are expensed as incurred.

116 Melco Crown Entertainment Limited Annual Report 2013

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t) Advertising Expenses

The Group expenses all advertising costs as incurred. Advertising costs incurred during development periods are included in pre-opening costs. Once a project is completed, advertising costs are mainly included in general and administrative expenses. Total advertising costs were $37,481, $37,096 and $31,556 for the years ended December 31, 2013, 2012 and 2011, respectively.

(u) Foreign Currency Transactions and Translations

All transactions in currencies other than functional currencies of the Company during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statements of operations.

The functional currencies of the Company and its major subsidiaries are the United States dollar (“$” or “US$”), the Hong Kong dollar (“HK$”), the Macau Pataca (“MOP”) or the Philippine Peso (“PHP”), respectively. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ ? nancial statements are recorded as a component of comprehensive income (loss).

(v) Share-based Compensation Expenses

The Group issued restricted shares and share options under its share incentive plans during the years ended December 31, 2013, 2012 and 2011. During the year ended December 31, 2013, the Company’s subsidiary, MCP, adopted a share incentive plan (the “MCP Share Incentive Plan”) and issued restricted shares and share options of MCP.

The Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award and recognizes that cost over the service period. Compensation is attributed to the periods of associated service and such expense is being recognized on a straight-line basis over the vesting period of the awards. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate.

Further information on the Group’s share-based compensation arrangements is included in Note 18.

(w) Income Tax

The Group is subject to income taxes in Hong Kong, Macau, the United States of America, the Philippines and other jurisdictions where it operates.

Deferred income taxes are recognized for all signi? cant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated ? nancial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classi? ed as current and non-current based on the characteristics of the underlying assets and liabilities. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Melco Crown Entertainment LimitedAnnual Report 2013 117

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w) Income Tax (continued)

The Group's income tax returns are subject to examination by tax authorities in the jurisdictions where it operates. The Group assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. These accounting standards utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based solely on the technical merits, of being sustained on examinations.

(x) Net Income Attributable to Melco Crown Entertainment Limited Per Share

Basic net income attributable to Melco Crown Entertainment Limited per share is calculated by dividing the net income attributable to Melco Crown Entertainment Limited by the weighted average number of ordinary shares outstanding during the year.

Diluted net income attributable to Melco Crown Entertainment Limited per share is calculated by dividing the net income attributable to Melco Crown Entertainment Limited by the weighted average number of ordinary shares outstanding during the year adjusted to include the potentially dilutive effect of outstanding share-based awards.

The weighted average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net income attributable to Melco Crown Entertainment Limited per share consisted of the following:

	Year Ended December 31,		
	2013	2012	2011
Weighted average number of ordinary shares outstanding used in the calculation of basic net income attributable to Melco Crown Entertainment Limited per share	1,649,678,643	1,645,346,902	1,604,213,324
Incremental weighted average number of ordinary shares from assumed vesting of restricted shares and exercise of share options using the treasury stock method	14,519,448	12,916,094	12,641,358
Weighted average number of ordinary shares outstanding used in the calculation of diluted net income attributable to Melco Crown Entertainment Limited per share	1,664,198,091	1,658,262,996	1,616,854,682

During the years ended December 31, 2013, 2012 and 2011, nil, 1,901,136 and 5,547,036 outstanding share options as at December 31, 2013, 2012 and 2011, respectively, were excluded from the computation of diluted net income attributable to Melco Crown Entertainment Limited per share as their effect would have been anti-dilutive.

118 Melco Crown Entertainment Limited Annual Report 2013

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y) Accounting for Derivative Instruments and Hedging Activities

The Group uses derivative ? nancial instruments such as ? oating-for-? xed interest rate swap agreements and forward exchange rate contracts to manage its risks associated with interest rate ? uctuations in accordance with lenders’ requirements under the City of Dreams Project Facility and exchange rate ? uctuations for the interest payments of the RMB Bonds. The Group accounts for derivative ? nancial instruments in accordance with applicable accounting standards. All derivative instruments are recognized in the consolidated ? nancial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the consolidated statements of operations or accumulated other comprehensive income, depending on whether the derivative is designated and quali? es for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of interest rate swap agreements and forward exchange rate contracts are based on a standard valuation model that projects future cash ? ows and discounts those future cash ? ows to a present value using market-based observable inputs such as interest rate yields and market forward exchange rates.

All outstanding interest rate swap agreements and forward exchange rate contracts expired during the year ended December 31, 2012. Further information on the Group’s interest rate swap agreements and forward exchange rate contracts are included in Note 12.

(z) Comprehensive Income and Accumulated Other Comprehensive Losses

Comprehensive income includes net income, foreign currency translation adjustments, change in the fair value of interest rate swap agreements, change in fair value of forward exchange rate contracts and reclassi? cation to earnings upon settlement of forward exchange rate contracts and is reported in the consolidated statements of comprehensive income. On June 30, 2011, the Group amended the City of Dreams Project Facility and the accumulated losses of interest rate swap agreements were reclassi? ed to earnings as the interest rate swap agreements no longer quali? ed for hedge accounting immediately after the amendment of the City of Dreams Project Facility. Further information on the amendment of the City of Dreams Project Facility is included in Note 12.

As of December 31, 2013 and 2012, the Group’s accumulated other comprehensive losses represented foreign currency translation adjustments.

Melco Crown Entertainment LimitedAnnual Report 2013 119

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa) Recent Changes in Accounting Standards

Newly Adopted Accounting Pronouncements:

In July 2012, the Financial Accounting Standards Board (“FASB”) issued amended accounting guidance to simplify testing inde? nite-lived intangible assets, other than goodwill, for impairment. The amended guidance allows companies to perform a qualitative assessment to determine whether further impairment testing of indefinite-lived intangible assets is necessary. An entity is not required to calculate the fair value of an inde? nite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is “more-likely-than-not” that the asset is impaired. The adoption of this amended standard was effective for the Group as of January 1, 2013 and did not have a material impact on the Group’s consolidated ? nancial results or disclosures.

In February 2013, the FASB issued authoritative guidance on the reporting of reclassifications out of accumulated other comprehensive income. The guidance requires an entity to present, either on the face of the statement where net income is presented or in the notes, signi? cant amounts reclassi? ed out of accumulated other comprehensive income by the respective line items of net income if the amount is reclassi? ed to net income in its entirety in the same reporting period. The adoption of this guidance was effective for the Group as of January 1, 2013 and did not have a material effect on the Group’s consolidated financial results or disclosures.

Recent Accounting Pronouncements Not Yet Adopted:

In February 2013, the FASB issued an authoritative pronouncement related to obligations resulting from joint and several liability arrangements for which the total amount of the obligation is ? xed at the reporting date. The pronouncement provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this pronouncement is ? xed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this pronouncement also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for interim and fiscal years beginning after December 15, 2013, with early adoption permitted. The amendments in this Accounting Standards Updates should be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within the scope that exist at the beginning of an entity’s ? scal year of adoption. An entity may elect to use hindsight for the comparative periods (if it changed its accounting as a result of adopting the amendments in this pronouncement) and should disclose that fact. The adoption of this amended guidance is not expected to have a material impact on the Group’s consolidated ? nancial results or disclosures.

120 Melco Crown Entertainment LimitedAnnual Report 2013

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa) Recent Changes in Accounting Standards (continued)

Recent Accounting Pronouncements Not Yet Adopted: (continued)

In March 2013, the FASB issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling ? nancial interest in a subsidiary or group of assets that is a nonpro? t activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The amendments are effective for interim and ? scal years beginning after December 15, 2013, with early adoption permitted. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. The adoption of this amended guidance is not expected to have a material impact on the Group’s consolidated ? nancial results or disclosures.

In July 2013, the FASB issued a pronouncement which provides guidance on ? nancial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendments require an entity to present an unrecognized tax bene? t, or a portion of an unrecognized tax bene? t, in the ? nancial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax bene? t should be presented in the ? nancial statements as a liability and should not be combined with deferred tax assets. The amendments are effective for interim and ? scal years beginning after December 15, 2013, with early adoption permitted. The amendments should be applied prospectively to all unrecognized tax bene? ts that exist at the effective date. Retrospective application is permitted. The adoption of this amended guidance is not expected to have a material impact on the Group’s consolidated ? nancial results or disclosures.

Melco Crown Entertainment LimitedAnnual Report 2013 121

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

3. ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	December 31, 2013	2012
Casino	$ 423,963	$ 426,796
Hotel	1,353	2,390
Other	5,898	5,007
Sub-total	$ 431,214	$ 434,193
Less: allowance for doubtful debts	(143,334)	(113,264)
	$ 287,880	$ 320,929

During the years ended December 31, 2013, 2012 and 2011, the Group has provided allowance for doubtful debts of $43,750, $26,566 and $36,871 and has directly written off accounts receivable of $549, $1,850 and $932, respectively.

Movement of allowance for doubtful debts are as follows:

	Year Ended December 31, 2013	2012	2011
At beginning of year	$ 113,264	$ 86,775	$ 41,490
Additional allowance, net of recoveries	43,750	26,566	36,871
Reclassified (to) from long-term receivables, net	(13,680)	(77)	8,414
At end of year	$ 143,334	$ 113,264	$ 86,775

The Group grants unsecured credit lines to gaming promoters based on pre-approved credit limits. The Group typically issues markers to gaming promoters with a credit period of 30 days. There are some gaming promoters for whom credit is granted on a revolving basis based on the Group's monthly credit risk assessment of such gaming promoters. Credit lines granted to all gaming promoters are subject to monthly review and settlement procedures. For other approved casino customers, the Group typically allows a credit period of 14 days to 28 days on issuance of markers following investigations of creditworthiness. An extended repayment term of typically 90 days may be offered to casino customers with large gaming losses and established credit history. The following is an analysis of accounts receivable by age presented based on payment due date, net of allowance:

	December 31, 2013	2012
Current	$ 187,377	$ 227,534
1–30 days	57,727	51,207
31–60 days	11,607	9,842
61–90 days	11,878	1,941
Over 90 days	19,291	30,405
	$ 287,880	$ 320,929

122 Melco Crown Entertainment Limited Annual Report 2013

4. ASSETS HELD FOR SALE

On November 20, 2013, one of the Group's subsidiaries entered into a promissory agreement with a third party for planned disposal of its properties in Macau for a total consideration of HK$240,000,000 (equivalent to $30,848) and a cash deposit of HK$10,000,000 (equivalent to $1,285) was received by the Group on the same date. The sale of the properties was completed on February 18, 2014, further details is disclosed in Note 32(c). As of December 31, 2013, the total net carrying value of the properties held for sale amounted to $8,468.

5. PROPERTY AND EQUIPMENT, NET

	December 31, 2013	December 31, 2012
Cost		
Buildings	$ 2,693,753	$ 2,439,083
Furniture, fixtures and equipment	449,732	430,941
Leasehold improvements	265,808	232,526
Plant and gaming machinery	162,763	153,660
Aircraft	54,632	54,632
Motor vehicles	10,055	7,629
Construction in progress	868,828	338,812
Sub-total	$ 4,505,571	$ 3,657,283
Less: accumulated depreciation	(1,196,725)	(973,189)
Property and equipment, net	$ 3,308,846	$ 2,684,094

As of December 31, 2013 and 2012, construction in progress in relation to City of Dreams, Studio City and City of Dreams Manila included interest paid or payable on loans from shareholders, the City of Dreams Project Facility, interest rate swap agreements, RMB Bonds, 2011 Credit Facilities, Studio City Notes and the land premium payable for the land use right and capital lease obligations, amortization of deferred financing costs and other direct incidental costs capitalized (representing insurance, salaries and wages and certain other professional charges incurred) which amounted to $102,246 and $44,824, respectively.

During the years ended December 31, 2013, 2012 and 2011, additions to property and equipment amounted to $912,355, $283,998 and $236,555, respectively and disposals of property and equipment at carrying amount were $2,822, $1,310 and $655, respectively.

Buildings and furniture, fixtures and equipment with net book values amounted to $288,978 and $997, respectively, were held under capital lease as of December 31, 2013. No buildings or furniture, fixtures and equipment were held under capital lease as of December 31, 2012. Further information of the lease arrangement is included in Note 13.

Melco Crown Entertainment Limited Annual Report 2013 123

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

6. GAMING SUBCONCESSION, NET

	December 31, 2013	2012
Deemed cost	$ 900,000	$ 900,000
Less: accumulated amortization	(414,969)	(357,732)
Gaming subconcession, net	$ 485,031	$ 542,268

The deemed cost was determined based on the estimated fair value of the gaming subconcession contributed by a shareholder of the Company in 2006. The gaming subconcession is amortized on a straight-line basis over the term of the gaming subconcession agreement which expires in June 2022. The Group expects that amortization of the gaming subconcession will be approximately $57,237 each year from 2014 through 2021, and approximately $27,135 in 2022.

7. GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill relating to Mocha Clubs and other intangible assets with indefinite useful lives, representing trademarks of Mocha Clubs, are not amortized. Goodwill and intangible assets arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by the Group in 2006.

To assess potential impairment of goodwill, the Group performs an assessment of the carrying value of the reporting units at least on an annual basis or when events occur or circumstances change that would more likely than not reduce the estimated fair value of those reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, the Group would perform the second step in its assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit's goodwill exceeds its implied fair value. The Group estimates the fair value of those reporting units through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings, discounted cash flow and market comparable methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rates, long-term growth rates and market comparable.

Trademarks of Mocha Clubs are tested for impairment at least annually or when events occur or circumstances change that would more likely than not reduce the estimated fair value of trademarks below its carrying value using the relief-from-royalty method. Under this method, the Group estimates the fair value of the trademarks through internal and external valuations, mainly based on the incremental after-tax cash flow representing the royalties that the Group is relieved from paying given it is the owner of the trademarks. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks calculated using an appropriate royalty rate, discount rate and long-term growth rates.

The Group has performed annual tests for impairment of goodwill and trademarks in accordance with the accounting standards regarding goodwill and other intangible assets. No impairment loss has been recognized during the years ended December 31, 2013, 2012 and 2011.

124 Melco Crown Entertainment Limited Annual Report 2013

8. LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS

Long-term prepayments, deposits and other assets consisted of the following:

	December 31, 2013	2012
Entertainment production costs	$ 72,853	$ 70,356
Less: accumulated amortization	(26,416)	(16,603)
Entertainment production costs, net	$ 46,437	$ 53,753
Advance payments for construction costs	161,633	—
Prepayment of deferred financing costs	79,906	19,450
Deposits and other	51,441	12,655
Long-term receivables, net	6,250	2,383
Long-term prepayments, deposits and other assets	$ 345,667	$ 88,241

Entertainment production costs represent amounts incurred and capitalized for entertainment shows in City of Dreams. The Group amortized the entertainment production costs over 10 years or the respective useful life of the entertainment show, whichever is shorter.

Advance payments for construction costs are connected with the construction and fit-out cost for Studio City and City of Dreams Manila and are not expected to be settled to the Group within the next financial year.

Long-term receivables, net, represent casino receivables from casino customers where settlement is not expected within the next year. Aging of such balances are all over 90 days and include allowance for doubtful debts of $20,321 and $6,641 as of December 31, 2013 and 2012, respectively. During the year ended December 31, 2013, long-term receivables of $868 and allowance for doubtful debts of $868 were reclassified to current; and current accounts receivable of $18,559 and allowance for doubtful debts of $14,548 were reclassified to non-current. Reclassifications to current accounts receivable, net, are made when conditions support that it is probable for settlement of such balances to occur within one year.

Melco Crown Entertainment Limited Annual Report 2013 125

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

9. LAND USE RIGHTS, NET

	December 31, 2013	December 31, 2012
Altira Macau — Medium-term lease ("Taipa Land")	$ 146,434	$ 143,985
City of Dreams — Medium-term lease ("Cotai Land")	399,578	376,122
Studio City — Medium-term lease ("Studio City Land")	653,564	653,564
	$ 1,199,576	$ 1,173,671
Less: accumulated amortization	(247,958)	(183,687)
Land use rights, net	$ 951,618	$ 989,984

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis. The expiry dates of the leases of the land use rights of Altira Macau, City of Dreams and Studio City are March 2031, August 2033 and October 2026, respectively.

In January 2013, the Group recognized an additional land premium of approximately $2,449 for Taipa Land upon Altira Developments Limited's ("Altira Developments"), an indirect subsidiary of the Company, acceptance of the initial terms for the revision of the land concession contract issued by the Macau Government further to an amendment request applied by Altira Developments in 2012 for an increase of the total gross floor area, to reflect the construction plans approved by the Macau Government and to enable the final registration of the Taipa Land. In June 2013, the Macau Government issued the final amendment proposal for the revision of the land concession contract for Taipa Land. On July 15, 2013, Altira Developments paid the additional land premium of approximately $2,449 set forth in the final amendment proposal, and accepted the terms of such proposal on July 16, 2013. The land grant amendment process was completed with the publication in the Macau official gazette of such revision on December 18, 2013. Further details on the revised land amendment for Taipa Land is disclosed in Note 22(c).

In March 2013, the Group recognized an additional land premium of approximately $23,344 for Cotai Land upon Melco Crown (COD) Developments Limited's ("Melco Crown (COD) Developments"), an indirect subsidiary of the Company and Melco Crown Macau's acceptance of the land grant amendment proposal for the land concession contract of the Cotai Land, issued by the Macau Government in February 2013 further to an amendment request applied by Melco Crown (COD) Developments in 2011. Such amendment proposal contemplating the development of an additional five-star hotel areas in replacement of the four-star apartment hotel areas currently contemplated in such land grant, and the extension of the development period of the City of Dreams land grant until the date falling four years after publication of the amendment in the Macau official gazette. In October 2013, the Macau Government issued the final amendment proposal for the revision of the land concession contract for Cotai Land. On October 16, 2013, Melco Crown (COD) Developments paid a portion of the additional land premium of approximately $8,736 set forth in the final amendment proposal, and on October 17, 2013, Melco Crown (COD) Developments and Melco Crown Macau accepted the terms of such proposal. The land grant amendment process for Cotai Land was subsequently completed following the publication in the Macau official gazette of such revision on January 29, 2014. Further details on the proposed land amendment for Cotai Land is disclosed in Note 22(c).

126 Melco Crown Entertainment Limited Annual Report 2013

9. LAND USE RIGHTS, NET (CONTINUED)

The Studio City Land was acquired upon acquisition of assets and liabilities as disclosed in Note 25(b). The cost of Studio City Land was recognized in accordance with proposed amendment terms of the land concession contract issued by the Macau Government and accepted by Studio City Developments Limited ("Studio City Developments"), an indirect subsidiary of the Company, in November 2006. In June 2012, the Group recognized an additional land premium upon Studio City Developments' acceptance of the final amendment proposal issued by the Macau Government, which was completed with the publication in the Macau official gazette of such proposed amendment on July 25, 2012. Such amendment reflected an increase in the gross floor area for construction and the extension of the development period to 72 months from the date of publication of such amendment contract. Further details on the final amendment for Studio City Land is disclosed in Note 22(c).

10. ACCOUNTS PAYABLE

The following is an aged analysis of accounts payable presented based on payment due date:

	December 31, 2013	December 31, 2012
Within 30 days	$ 8,429	$ 10,786
31–60 days	341	1,157
61–90 days	478	1,289
Over 90 days	577	513
	$ 9,825	$ 13,745

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31, 2013	December 31, 2012
Construction costs payable	$ 69,057	$ 61,350
Customer deposits and ticket sales	80,421	72,141
Gaming tax accruals	238,920	197,577
Interest expenses payable	30,529	20,254
Land use rights payable	50,500	53,000
Operating expense and other accruals and liabilities	166,504	119,584
Other gaming related accruals	29,157	24,524
Outstanding gaming chips and tokens	263,663	278,167
Payables for acquisition of assets and liabilities (Note 25(b))	—	24,244
	$ 928,751	$ 850,841

Melco Crown Entertainment Limited Annual Report 2013 127

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

12. LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31, 2013	2012
2013 Senior Notes	$ 1,000,000	$ —
Studio City Notes	825,000	825,000
2011 Credit Facilities	673,883	1,014,729
Aircraft Term Loan	34,577	40,245
2010 Senior Notes[1]	—	593,967
RMB Bonds	—	367,645
Deposit-Linked Loan	—	353,278
	$ 2,533,460	$ 3,194,864
Current portion of long-term debt	(262,566)	(854,940)
	$ 2,270,894	$ 2,339,924

City of Dreams Project Facility

On September 5, 2007, Melco Crown Macau (the "Borrower") entered into the City of Dreams Project Facility, which was subsequently amended from time to time, with certain lenders in an aggregate amount of $1,750,000 to fund the City of Dreams project. The City of Dreams Project Facility consisted of a $1,500,000 term loan facility (the "Term Loan Facility") and a $250,000 revolving credit facility (the "Revolving Credit Facility"). The Term Loan Facility would have matured on September 5, 2014 and was subject to quarterly amortization payments that commenced on December 5, 2010. The Revolving Credit Facility would have matured on September 5, 2012 or, if earlier, the date of repayment, prepayment or cancellation in full of the Term Loan Facility, and had no interim amortization payments. In addition, the Borrower was also subject to quarterly mandatory prepayments in respect of various amounts within certain affiliates and subsidiaries of the Borrower (together with the Borrower collectively referred to as the "Borrowing Group") under the terms of the City of Dreams Project Facility.

Drawdowns on the Term Loan Facility were subject to satisfaction of conditions precedent specified in the City of Dreams Project Facility and the Revolving Credit Facility was to be made available on a fully revolving basis from the date upon which the Term Loan Facility had been fully drawn, to the date that was one month prior to the Revolving Credit Facility's final maturity date.

128 Melco Crown Entertainment Limited Annual Report 2013

12. LONG-TERM DEBT (CONTINUED)

City of Dreams Project Facility (continued)

The indebtedness under the City of Dreams Project Facility was guaranteed by the Borrowing Group and security for the indebtedness included a first-priority mortgage, security and charges over certain assets and items of the Borrowing Group as well as other customary security in accordance with the terms of the City of Dreams Project Facility. The City of Dreams Project Facility also contained certain covenants customary for such financings and required the Borrowing Group to comply with certain financial covenants. In addition, there were provisions that limited or prohibited payments of certain dividends and other distributions by the Borrowing Group to the Company or persons who are not members of the Borrowing Group (described in further detail in Note 20).

Borrowings under the City of Dreams Project Facility bore interest at the London Interbank Offered Rate ("LIBOR") or Hong Kong Interbank Offered Rate ("HIBOR") plus a margin of 2.75% per annum until substantial completion of the City of Dreams project, at which time the interest rate was reduced to LIBOR or HIBOR plus a margin of 2.50% per annum. The City of Dreams Project Facility also provided for further reductions in the margin if the Borrowing Group satisfied certain prescribed leverage ratio tests upon completion of the City of Dreams project.

The Borrower was obligated to pay a commitment fee quarterly in arrears on the undrawn amount of the City of Dreams Project Facility throughout the availability period. The Borrower recognized loan commitment fees on the City of Dreams Project Facility of $461 during the year ended December 31, 2011.

In connection with the signing of the City of Dreams Project Facility, Melco Crown Macau entered into certain floating-for-fixed interest rate swap agreements during the years 2008 and 2009 to limit its exposure to interest rate risk. All these interest rate swap agreements expired during the years 2011 and 2012. Under the interest rate swap agreements, Melco Crown Macau paid a fixed interest rate ranging from 1.96% to 4.74% per annum of the notional amount, and received variable interest which was based on the applicable HIBOR for each of the payment dates. Before the amendment of the City of Dreams Project Facility on June 30, 2011 as disclosed below, these interest rate swap agreements were expected to remain highly effective in fixing the interest rate and qualify for cash flow hedge accounting. Therefore, there was no impact on the consolidated statements of operations from changes in the fair value of the hedging instruments. Instead the fair value of the instruments were recorded as assets or liabilities on the consolidated balance sheets, with an offsetting adjustment to the accumulated other comprehensive loss until the hedged interest expenses were recognized in the consolidated statements of operations. Immediately after the amendment of the City of Dreams Project Facility on June 30, 2011, the interest rate swap agreements no longer qualified for hedge accounting. Accordingly, the Group reclassified the accumulated losses of $4,310 recognized in accumulated other comprehensive losses prior to the discontinuance of hedge accounting to the consolidated statements of operations for the year ended December 31, 2011. The subsequent changes in fair value of the interest rate swap agreements were recognized in the consolidated statements of operations during the years 2011 and 2012.

During the year ended December 31, 2011, the Borrower repaid $89,158 and prepaid $20,896 of the Term Loan Facility, according to the quarterly amortization payments and the quarterly mandatory prepayments, respectively, and the Borrower also made voluntary repayments of $7,022 before the amendment to the City of Dreams Project Facility on June 30, 2011 as described below.

Melco Crown Entertainment Limited Annual Report 2013 129

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

12. LONG-TERM DEBT (CONTINUED)

2011 Credit Facilities

On June 30, 2011, the City of Dreams Project Facility was amended pursuant to an amendment agreement entered into by, among others, the Borrower and certain lenders under the City of Dreams Project Facility on June 22, 2011. The 2011 Credit Facilities, which was subsequently amended from time to time, among other things: (i) reduced the Term Loan Facility to HK$6,241,440,000 (equivalent to $802,241) (the “2011 Term Loan Facility”) and increased the Revolving Credit Facility to HK$3,120,720,000 (equivalent to $401,121) (the “2011 Revolving Credit Facility”), both of which are denominated in Hong Kong dollars; (ii) introduced new lenders and remove certain lenders originally under the City of Dreams Project Facility; (iii) extended the repayment maturity date; (iv) reduced and removed certain restrictions imposed by the covenants in the City of Dreams Project Facility; and (v) removed MPEL (Delaware) LLC, a wholly-owned subsidiary of the Borrower which was subsequently dissolved on May 31, 2012, from the Borrowing Group (the “2011 Borrowing Group”).

The ? nal maturity date of the 2011 Credit Facilities is June 30, 2016. The 2011 Term Loan Facility is repayable in quarterly instalments according to an amortization schedule which commenced on September 30, 2013. Each loan made under the 2011 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower may make voluntary prepayments in respect of the 2011 Credit Facilities in a minimum amount of HK$160,000,000 (equivalent to $20,566), plus the amount of any applicable break costs. The Borrower is also subject to mandatory prepayment requirements in respect of various amounts within the 2011 Borrowing Group, including but not limited to: (i) the net proceeds received by any member of the 2011 Borrowing Group in respect of the compulsory transfer, seizure or acquisition by any governmental authority of the assets of any member of the 2011 Borrowing Group (subject to certain exceptions); (ii) the net proceeds of certain asset sales, subject to reinvestment rights and certain exceptions, which are in excess of $15,000; (iii) net termination, claim or settlement proceeds paid under the Borrower’s subconcession or the 2011 Borrowing Group’s land concessions, subject to certain exceptions; (iv) insurance proceeds net of expenses to obtain such proceeds under the property insurances relating to the total loss of all or substantially all of the Altira Macau gaming business; and (v) other insurance proceeds net of expenses to obtain such proceeds under any property insurances, subject to reinvestment rights and certain exceptions, which are in excess of $15,000.

Drawdowns on the 2011 Term Loan Facility were subject to satisfaction of conditions precedent speci? ed in the 2011 Credit Facilities and the 2011 Revolving Credit Facility is to be made available on a fully revolving basis to the date that is one month prior to the 2011 Revolving Credit Facility’s ? nal maturity date.

The indebtedness under the 2011 Credit Facilities is guaranteed by the 2011 Borrowing Group. Security for the 2011 Credit Facilities included: a ? rst priority mortgage over all land where Altira Macau and City of Dreams are located, such mortgages also cover all present and any future buildings on, and ? xtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalents; charges over the bank accounts in respect of the 2011 Borrowing Group, subject to certain exceptions; assignment of the rights under certain insurance policies; ? rst priority security over the chattels, receivables and other assets of the 2011 Borrowing Group which are not subject to any security under any other security documentation; ? rst priority charges over the issued share capital of the 2011 Borrowing Group and equipment and tools used in the gaming business by the 2011 Borrowing Group; as well as other customary security.

130 Melco Crown Entertainment LimitedAnnual Report 2013

12. LONG-TERM DEBT (CONTINUED)

2011 Credit Facilities (continued)

The 2011 Credit Facilities also contain certain covenants customary for such financings including, but not limited to: limitations on (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) making certain investments; (iv) paying dividends and other restricted payments; (v) creating any subsidiaries; (vi) selling assets; and (vii) entering into any contracts for the construction or financing of an additional hotel tower in connection with the development of City of Dreams except in accordance with plans approved by the lenders in accordance with the terms of the 2011 Credit Facilities. The 2011 Credit Facilities removed the financial covenants under the City of Dreams Project Facility, and replaced them with, without limitation, a leverage ratio, total leverage ratio and interest cover ratio. The first test date of the financial covenants was September 30, 2011.

Management believes that the 2011 Borrowing Group was in compliance with all financial covenants of the 2011 Credit Facilities as of December 31, 2013.

There are provisions that limit or prohibit certain payments of dividends and other distributions by the 2011 Borrowing Group to the Company or persons who are not members of the 2011 Borrowing Group (described in further detail in Note 20). As of December 31, 2013 and 2012, the net assets of the 2011 Borrowing Group of approximately $3,220,000 and $2,382,000, respectively, were restricted from being distributed under the terms of the 2011 Credit Facilities.

Borrowings under the 2011 Credit Facilities bear interest at HIBOR plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio in respect of the 2011 Borrowing Group. The Borrower may select an interest period for borrowings under the 2011 Credit Facilities of one, two, three or six months or any other agreed period. The Borrower is obligated to pay a commitment fee quarterly in arrears from June 30, 2011 on the undrawn amount of the 2011 Revolving Credit Facility throughout the availability period. Loan commitment fees on the 2011 Credit Facilities amounting to $2,453, $1,324 and $950 were recognized during the years ended December 31, 2013, 2012 and 2011, respectively.

As of December 31, 2012, the 2011 Term Loan Facility has been fully drawn down and HK$1,653,154,570 (equivalent to $212,488) under the 2011 Revolving Credit Facility has also been drawn down. During the year ended December 31, 2013, the Group repaid HK$998,630,400 (equivalent to $128,358) under the 2011 Term Loan Facility according to the quarterly amortization schedule which commenced on September 30, 2013 and repaid HK$1,653,154,570 (equivalent to $212,488) under the 2011 Revolving Credit Facility. As of December 31, 2013, the Group had total outstanding borrowings of HK$5,242,809,600 (equivalent to $673,883) under the 2011 Credit Facilities. The entire 2011 Revolving Credit Facility of HK$3,120,720,000 (equivalent to $401,121) remains available for future drawdown.

The Group accounted for the amendment of the City of Dreams Project Facility as an extinguishment of debt because the difference between the applicable future cash flows under the 2011 Credit Facilities compared with the applicable future cash flows under the City of Dreams Project Facility as of the amendment date, June 30, 2011 was in excess of 10% of such applicable future cash flows. The Group wrote off the unamortized deferred financing costs of $25,193 upon the extinguishment of the City of Dreams Project Facility as loss on extinguishment of debt in the consolidated statements of operations for the year ended December 31, 2011 and the 2011 Credit Facilities was recognized at fair value upon the extinguishment. In addition, the Group capitalized the third party fees and related issuance costs in relation to the 2011 Credit Facilities of $29,328 as deferred financing costs.

Melco Crown Entertainment Limited Annual Report 2013 131

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

12. LONG-TERM DEBT (CONTINUED)

2010 Senior Notes

On May 17, 2010, MCE Finance Limited (“MCE Finance”, a wholly-owned subsidiary of the Company) issued and listed the 2010 Senior Notes of $600,000 on the Of? cial List of Singapore Exchange Securities Trading Limited (“SGX-ST”). The purchase price paid by the initial purchasers was 98.671% of the principal amount. The 2010 Senior Notes were general obligations of MCE Finance, secured by a first-priority pledge of the intercompany note (the “Intercompany Note”) representing the on-lending of the gross proceeds from the issuance of the 2010 Senior Notes by MCE Finance to an indirect subsidiary of MCE Finance to reduce the indebtedness under the City of Dreams Project Facility, ranked equally in right of payment to all existing and future senior indebtedness of MCE Finance and ranked senior in right of payment to any existing and future subordinated indebtedness of MCE Finance. The 2010 Senior Notes were effectively subordinated to all of MCE Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. The Company and MPEL International Limited (together, the “Senior Guarantors”), fully and unconditionally and jointly and severally guaranteed the 2010 Senior Notes on a senior secured basis. Certain other indirect subsidiaries of MCE Finance (the “Subsidiary Group Guarantors”), including Melco Crown Macau (together with the Senior Guarantors, the “2010 Senior Notes Guarantors”), fully and unconditionally and jointly and severally guaranteed the 2010 Senior Notes on a senior subordinated secured basis. The guarantees provided by the Senior Guarantors were general obligations of the Senior Guarantors, ranked equally in right of payment with all existing and future senior indebtedness of the Senior Guarantors and ranked senior in right of payment to any existing and future subordinated indebtedness of the Senior Guarantors. The guarantees provided by the Subsidiary Group Guarantors are general obligations of the Subsidiary Group Guarantors, ranked subordinated in right of payment to indebtedness of such Subsidiary Group Guarantors’ obligations under the designated senior indebtedness described in the related offering memorandum and ranked senior in right of payment to any existing and future subordinated indebtedness of such Subsidiary Group Guarantors. Upon entering of the 2011 Credit Facilities, the guarantees provided under the 2010 Senior Notes were amended with the principal effect being that claims of noteholders under the 2010 Senior Notes against subsidiaries of MCE Finance that are obligors under the 2011 Credit Facilities would rank equally in right of payment with claims of lenders under the 2011 Credit Facilities. The 2010 Senior Notes would have matured on May 15, 2018. Interest on the 2010 Senior Notes was accrued at a rate of 10.25% per annum and was payable semi-annually in arrears on May 15 and November 15 of each year, commenced on November 15, 2010.

The net proceeds from the offering after deducting the original issue discount of approximately $7,974 and underwriting commissions and other expenses of approximately $14,960 was approximately $577,066. The Group used the net proceeds from the offering to reduce the indebtedness under the City of Dreams Project Facility by approximately $444,066 and deposited the remaining $133,000 in a bank account that was restricted for use to pay future City of Dreams Project Facility’s quarterly amortization payments commenced in December 2010. The restriction was released upon the amendment of the City of Dreams Project Facility on June 30, 2011 as described above. The 2010 Senior Notes were re? ected net of discount under long-term debt in the consolidated balance sheets. The Group capitalized the underwriting fee and related issuance costs in relation to the 2010 Senior Notes of $14,585 as deferred ? nancing costs.

MCE Finance had the option to redeem all or part of the 2010 Senior Notes at any time prior to May 15, 2014, at a “make-whole” redemption price. Thereafter, MCE Finance had the option to redeem all or a portion of the 2010 Senior Notes at any time at ? xed redemption prices that declined ratably over time.

Prior to May 15, 2013, MCE Finance had the option to redeem up to 35% of the 2010 Senior Notes with the net cash proceeds from one or more certain equity offerings at a fixed redemption price. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture, MCE Finance also had the option to redeem in whole, but not in part of the 2010 Senior Notes at ? xed redemption prices.

132 Melco Crown Entertainment LimitedAnnual Report 2013

12. LONG-TERM DEBT (CONTINUED)

2010 Senior Notes (continued)

The indenture governing the 2010 Senior Notes contained certain covenants that, subject to certain exceptions and conditions, limited the ability of MCE Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries' ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger.

There were provisions under the indenture of the 2010 Senior Notes that limited or prohibited certain payments of dividends and other distributions by MCE Finance and its respective restricted subsidiaries to the Company or persons who were not MCE Finance or members of MCE Finance respective restricted subsidiaries, subject to certain exceptions and conditions (described in further detail in Note 20). As of December 31, 2012, the net assets of MCE Finance and its respective restricted subsidiaries of approximately $2,500,000 were restricted from being distributed under the terms of the 2010 Senior Notes.

MCE Finance had entered into a registration rights agreement whereby MCE Finance registered the notes to be issued in an exchange offer for the 2010 Senior Notes with the U.S. Securities and Exchange Commission in August 2010 and with further amendments filed in October and November 2010 in connection with the exchange offer, which registration statement was effective on November 12, 2010.

On October 30, 2012, MCE Finance received unrevoked consents from the holders (the "Holders") of the requisite aggregate principal amount of the 2010 Senior Notes necessary to approve certain proposed amendments to, among other things, allowed MCE Finance to (i) make an additional $400,000 of restricted payments to fund the Studio City project and (ii) have the flexibility to transact with, and use any revenues or other payments generated or derived from, certain projects and to provide for certain other technical amendments (the "Proposed Amendments") to the indenture governing the 2010 Senior Notes and executed a supplemental indenture to give effect to the Proposed Amendments. The Group capitalized the payments to the agent and Holders who had validly delivered a consent to the Proposed Amendments totaling $14,795 as deferred financing costs and expensed the third party fee of $3,277 as a result of the aforementioned debt modification.

On January 28, 2013, MCE Finance made a cash tender offer to repurchase the 2010 Senior Notes at a cash consideration plus accrued interest and also solicited consents to amend the terms of the 2010 Senior Notes to substantially remove the debt incurrence, restricted payment and other restrictive covenants (the "Tender Offer"). Closing of the Tender Offer and consent solicitation were conditioned upon MCE Finance receiving net proceeds from offering of the 2013 Senior Notes (as described below) in an amount sufficient to repurchase the tendered 2010 Senior Notes and related fees and expenses and other general conditions. The Tender Offer expired on February 26, 2013 and $599,135 aggregate principal amount of the 2010 Senior Notes were tendered. On February 27, 2013, MCE Finance elected to redeem the remaining outstanding 2010 Senior Notes in aggregate principal amount of $865 on March 28, 2013, at a price equal to 100% of the principal amount outstanding plus applicable premium as of, and accrued and unpaid interest to March 28, 2013. The accounting for the total redemption costs of $102,497, unamortized deferred financing costs of $23,793 and unamortized issue discount of $5,962 in relation to the 2010 Senior Notes as of the redemption date are disclosed as below under the 2013 Senior Notes.

Melco Crown Entertainment Limited Annual Report 2013 133

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

12. LONG-TERM DEBT (CONTINUED)

RMB Bonds

On May 9, 2011, the Company issued and listed the RMB Bonds of RMB2,300,000,000 (equivalent to $353,278 based on exchange rate on transaction date) on SGX-ST. The RMB Bonds were priced at par. The RMB Bonds were direct, general, unconditional, unsubordinated and unsecured obligations of the Company, which at all times ranked equally without any preference or priority among themselves and at least equally with all of the Company's other present and future unsecured and unsubordinated obligations, save for such obligations as may be preferred by provisions of law that were both mandatory and of general application. The RMB Bonds would have matured on May 9, 2013 and the interest on the RMB Bonds was accrued at a rate of 3.75% per annum and was payable semi-annually in arrears on May 9 and November 9 of each year, commenced on November 9, 2011.

The Company had the option to redeem in whole, but not in part under certain circumstances as defined in the indenture, the RMB Bonds at any time prior to May 9, 2012 at an additional redemption price. Thereafter, the Company had the option to redeem in whole, but not in part, the RMB Bonds at any time after May 9, 2012 at a fixed redemption price.

The indenture governing the RMB Bonds contained certain negative pledge and financial covenants, providing that the Company should not create or permit to subsist any security interest upon the whole or any part of the Company's present or future undertaking, assets or revenues to secure any relevant indebtedness or guarantee of relevant indebtedness without: (i) at the same time or prior thereto securing the RMB Bonds equally and rateably therewith to the satisfaction of the trustee under the RMB Bonds; or (ii) providing such other security for the RMB Bonds as the trustee may in its absolute discretion consider to be not materially less beneficial to the interests of the holders of the RMB Bonds or as may be approved by an extraordinary resolution of bondholders. In addition, the Company was also required to comply with certain financial covenants, including maintaining a specified consolidated tangible net worth and a leverage ratio.

The Company capitalized the underwriting fee and related issuance costs in relation to the RMB Bonds of $6,619 as deferred financing costs.

On March 11, 2013, the Company early redeemed the RMB Bonds in full in aggregate principal amount of RMB2,300,000,000 (equivalent to $368,177) together with accrued interest, which was partially funded from net proceeds from offering of the 2013 Senior Notes (described below). The Group wrote off the unamortized deferred financing costs of $586 immediately before redemption of the RMB Bonds as loss on extinguishment of debt in the consolidated statements of operations for the year ended December 31, 2013.

134 Melco Crown Entertainment Limited Annual Report 2013

12. LONG-TERM DEBT (CONTINUED)

Deposit-Linked Loan

On May 20, 2011, the Company entered into the Deposit-Linked Loan with a lender in an amount of HK$2,748,500,000 (equivalent to $353,278 based on exchange rate on transaction date), which was secured by a deposit in an amount of RMB2,300,000,000 (equivalent to $353,278 based on exchange rate on transaction date) from the proceeds of the RMB Bonds as described above. The Deposit-Linked Loan would have matured on May 20, 2013 or, if earlier, at any time with 30 days’ prior notice given to the lender, the Company may prepay the whole or any part of not less than HK$500,000,000 (equivalent to $64,267) of the Deposit-Linked Loan outstanding. The Deposit-Linked Loan bore interest at a rate of 2.88% per annum and was payable semi-annually in arrears on May 8 and November 8 of each year, commenced on November 8, 2011. On the same date, the Company entered into two RMB forward exchange rate contracts in an aggregate amount of RMB52,325,000 (approximately $8,000) for settlement of the RMB Bonds interest payable at ? xed exchange rates on November 9, 2011 and May 9, 2012, respectively, and during the year ended December 31, 2012, the Company entered into another RMB forward exchange rate contract of RMB25,845,867 (approximately $4,000) for settlement of the RMB Bonds interest payable at ? xed exchange rate on November 9, 2012. During the years ended December 31, 2012 and 2011, the Company settled the outstanding forward exchange rate contracts and the gain on the forward exchange rate contracts of $138 and nil were reclassi? ed from accumulated other comprehensive losses to interest expenses, respectively.

The Company capitalized the underwriting fee and related issuance costs in relation to the Deposit-Linked Loan of $800 as deferred ? nancing costs. As of December 31, 2012, the RMB Bonds proceeds held as a security deposit of RMB2,300,000,000 (equivalent to $367,645), required to be set aside for the duration of this debt was recorded as current portion of restricted cash in the consolidated balance sheets.

On March 4, 2013, the Company prepaid in full the Deposit-Linked Loan in aggregate principal amount of HK$2,748,500,000 (equivalent to $353,278) with accrued interest and a deposit in an amount of RMB2,300,000,000 (equivalent to $368,177) from the proceeds of the RMB Bonds, for security of the Deposit-Linked Loan, was released on the same date.

Aircraft Term Loan

On June 25, 2012, MCE Transportation Limited (“MCE Transportation”), an indirect subsidiary of the Company, entered into a $43,000 term loan facility agreement to partly ? nance the acquisition of an aircraft (the “Aircraft Term Loan”). Principal and interest repayments are payable quarterly in arrears commenced on September 27, 2012 until maturity on June 27, 2019, interest is calculated based on LIBOR plus a margin of 2.80% per annum and the loan may be prepaid in whole or in part of not less than $1,000 and 10 days’ prior notice given. The Aircraft Term Loan is guaranteed by the Company and security includes a ? rst-priority mortgage on the aircraft itself; pledge over the MCE Transportation bank accounts; assignment of insurances (other than third party liability insurance); and an assignment of airframe and engine warranties. The Aircraft Term Loan must be prepaid in full if any of the following events occurs: (i) a change of control; (ii) the sale of all or substantially all of the components of the aircraft; (iii) the loss, damage or destruction of the entire or substantially the entire aircraft. Other covenants include lender’s approval for any capital expenditure not incurred in the ordinary course of business or any subsequent indebtedness exceeding $1,000 by MCE Transportation. As of December 31, 2013, the Aircraft Term Loan has been fully drawn down and utilized with other funds of the Group, to fund the purchase of the aircraft. As of December 31, 2013 and 2012, the carrying value of aircraft was $46,437 and $51,900, respectively.

Melco Crown Entertainment LimitedAnnual Report 2013 135

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

12. LONG-TERM DEBT (CONTINUED)

2013 Senior Notes

On February 7, 2013, MCE Finance issued and listed the 2013 Senior Notes of $1,000,000 and priced at 100% at par on the SGX-ST. The 2013 Senior Notes are general obligations of MCE Finance, rank equally in right of payment to all existing and future senior indebtedness of MCE Finance and rank senior in right of payment to any existing and future subordinated indebtedness of MCE Finance and effectively subordinated to all of MCE Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. Certain subsidiaries of MCE Finance (the “2013 Senior Notes Guarantors”) jointly, severally and unconditionally guarantee the 2013 Senior Notes on a senior basis. The guarantees are joint and several general obligations of the 2013 Senior Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the 2013 Senior Notes Guarantors, and rank senior in right of payment to any existing and future subordinated indebtedness of the 2013 Senior Notes Guarantors. The 2013 Senior Notes mature on February 15, 2021. Interest on the 2013 Senior Notes is accrued at a rate of 5% per annum and is payable semi-annually in arrears on February 15 and August 15 of each year, commenced on August 15, 2013.

The net proceeds from the offering of the 2013 Senior Notes, after deducting the underwriting commissions and other expenses of approximately $14,500, was approximately $985,500. The Group used part of the net proceeds from the offering to (i) repurchase in full the 2010 Senior Notes of $600,000 and fund the related redemption costs of the 2010 Senior Notes of $102,497 and (ii) for the partial repayment of the RMB Bonds on March 11, 2013. As a result, in accordance with the applicable accounting standards, the Group recorded a $50,256 loss on extinguishment of debt in the consolidated statements of operations for the year ended December 31, 2013 which comprised the portion of the redemption costs of $38,949, write off of respective portion of unamortized deferred ? nancing costs of $9,041 and unamortized issue discount of $2,266 related to the 2010 Senior Notes and recorded $10,538 costs associated with debt modi? cation in the consolidated statements of operations for the year ended December 31, 2013 which represented the portion of the underwriting fee and other third party costs incurred in connection with the issuance of the 2013 Senior Notes. The remaining portion of the underwriting fee and other third party costs of $6,523 were capitalized as deferred ? nancing costs.

MCE Finance has the option to redeem all or a portion of the 2013 Senior Notes at any time prior to February 15, 2016, at a “make-whole” redemption price. Thereafter, MCE Finance has the option to redeem all or a portion of the 2013 Senior Notes at any time at ? xed redemption prices that decline ratably over time.

MCE Finance has the option to redeem up to 35% of the 2013 Senior Notes with the net cash proceeds from one or more certain equity offerings at a ? xed redemption price at any time prior to February 15, 2016. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture, MCE Finance also has the option to redeem in whole, but not in part of the 2013 Senior Notes at ? xed redemption prices.

The indenture governing the 2013 Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCE Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or af? liates; and (viii) effect a consolidation or merger. As of December 31, 2013, management believes that MCE Finance was in compliance with each of the ? nancial restrictions and requirements.

136 Melco Crown Entertainment LimitedAnnual Report 2013

12. LONG-TERM DEBT (CONTINUED)

2013 Senior Notes (continued)

There are provisions under the indenture of the 2013 Senior Notes that limit or prohibit certain payments of dividends and other distributions by MCE Finance and its respective restricted subsidiaries to the Company or persons who are not MCE Finance or members of MCE Finance respective restricted subsidiaries, subject to certain exceptions and conditions (described in further detail in Note 20). As of December 31, 2013, the net assets of MCE Finance and its respective restricted subsidiaries of approximately $3,296,000 were restricted from being distributed under the terms of the 2013 Senior Notes.

Studio City Notes

On November 26, 2012, Studio City Finance Limited (“Studio City Finance”, an indirect subsidiary which the Company holds 60% interest) issued and listed the Studio City Notes of $825,000 priced at 100% at par on the SGX-ST. The Studio City Notes are general obligations of Studio City Finance, secured by a ? rst-priority security interest in certain speci? c bank accounts incidental to the Studio City Notes and a pledge of any intercompany loans from Studio City Finance to or on behalf of Studio City Investments Limited (“Studio City Investments”, a wholly-owned direct subsidiary of Studio City Finance and the immediate holding company of Studio City Company Limited (“Studio City Company” or the “Studio City Borrower”, a wholly-owned indirect subsidiary of Studio City Finance)) or its subsidiaries entered into subsequent to the issue date of the Studio City Notes, rank equally in right of payment to all existing and future senior indebtedness of Studio City Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance. The Studio City Notes are effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness. All of the existing direct and indirect subsidiaries of Studio City Finance and any other future restricted subsidiaries that provide guarantees of certain speci? ed indebtedness (including the Studio City Project Facility as described below) (the “Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the Studio City Notes on a senior basis (the “Guarantees”). The Guarantees are general obligations of the Studio City Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the Studio City Notes Guarantors. The Guarantees are effectively subordinated to the Studio City Notes Guarantors’ obligations under the Studio City Project Facility and any future secured indebtedness that is secured by property and assets of the Studio City Notes Guarantors to the extent of the value of such property and assets. The Studio City Notes mature on December 1, 2020 and the interest on the Studio City Notes is accrued at a rate of 8.50% per annum and is payable semi-annually in arrears on June 1 and December 1 of each year, commenced on June 1, 2013.

Melco Crown Entertainment LimitedAnnual Report 2013 137

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

12. LONG-TERM DEBT (CONTINUED)

Studio City Notes (continued)

The net proceeds from the offering, after deducting the underwriting commissions and other expenses of approximately $13,200, was approximately $811,800. Studio City Finance uses the net proceeds from the offering to fund the Studio City project and the related fees and expenses. The net proceeds from the offering was deposited in a bank account of Studio City Finance (the “Escrow Account”) and was restricted for use, which was subsequently released upon signing of the Studio City Project Facility on January 28, 2013. Upon release from the Escrow Account, all the net proceeds were deposited in a bank account of Studio City Finance (the “Note Proceeds Account”) and are available for payment of construction and development costs and other project costs of the Studio City project with conditions and sequence for disbursements in accordance with an agreement (the “Note Disbursement and Account Agreement”) as described below, except for a portion of net proceeds amounting to $239,594, which represents the sum of interest expected to accrue on the Studio City Notes through to the 41-month anniversary of their issue date, which was deposited in a bank account of Studio City Finance (the “Note Interest Reserve Account”), and is restricted for use to pay future interest payments until the opening date (as de? ned in the Studio City Project Facility, the “Opening Date”) of the Studio City project. Concurrent with the submission of the ? rst utilization request under the Studio City Project Facility, an amount equal to the six-month sum of interest due on the Studio City Notes of $35,063 will be released from the Note Interest Reserve Account and be deposited in a bank account (the “Note Debt Service Reserve Account”) of Studio City Company, the borrower under the Studio City Project Facility, and the remaining amount in the Note Interest Reserve Account (less an amount equal to the pro-rated portion of interest due on the next interest payment date) will be released and be deposited in a bank account of Studio City Company (the “Revenue Account”). The security agent of the Studio City Project Facility has security over the Note Debt Service Reserve Account and the Revenue Account.

During the year ended December 31, 2013, Studio City Finance repaid Studio City Notes interest expenses amounting to $71,099 with funds from the Note Interest Reserve Account. As of December 31, 2013, net proceeds of Studio City Notes amounted to $572,206 and $168,495 were placed in the Note Proceeds Account and Note Interest Reserve Account, respectively. The Group classi? ed 12-month sum of interest due on the Studio City Notes of $70,125 in the Note Interest Reserve Account and the entire balance of $572,206 in the Note Proceeds Account as current portion of restricted cash, while the remaining amount in the Note Interest Reserve Account of $98,370 was classi? ed as non-current portion of restricted cash on the consolidated balance sheets.

The Group capitalized the underwriting fee and related issuance costs in relation to the Studio City Notes of $21,669 as deferred ? nancing costs.

On November 26, 2012, Studio City Finance and Studio City Company entered into a Note Disbursement and Account Agreement with certain banks and other parties to, among other things, establish the conditions and sequence of funding of the Studio City project costs. The Studio City project costs are ? nanced in the following order:

•	the funding from the Company and the ultimate noncontrolling shareholder of Studio City Finance in an aggregate amount of $825,000 are used until it has been exhausted;
•	thereafter, the proceeds in the Note Proceeds Account are used until they have been exhausted; and
•

thereafter, the proceeds of the Studio City Project Facility, including any proceeds in any construction disbursement accounts or other accounts established under the Studio City Project Facility, to the extent established for such purpose under the Studio City Project Facility, are used until they have been exhausted.

138 Melco Crown Entertainment LimitedAnnual Report 2013

12. LONG-TERM DEBT (CONTINUED)

Studio City Notes (continued)

The Studio City Notes are subject to a special mandatory redemption at a redemption price in the event that i) the Studio City Project Facility is not executed on or before March 31, 2013; and ii) the funds are not released from the Note Proceeds Account prior to January 28, 2014, the date that is one year from the date of the execution of the Studio City Project Facility due to the failure of the conditions precedent (subject to certain exceptions) to first utilization of the Studio City Project Facility to be satisfied or waived by such date. The first condition was satisfied with execution of the Studio City Project Facility on January 28, 2013 and the second conditions were subsequently satisfied and the first disbursement funds on the Studio City Notes were released from the Note Proceeds Account to a bank account of Studio City Finance (the "Note Disbursement Account") for the Studio City project cost payments on January 17, 2014.

Studio City Finance has the option to redeem all or a portion of the Studio City Notes at any time prior to December 1, 2015, at an additional redemption price. Thereafter, Studio City Finance has the option to redeem all or a portion of the Studio City Notes at any time at fixed redemption prices that decline ratably over time.

Studio City Finance has the option to redeem up to 35% of the Studio City Notes with the net cash proceeds of certain equity offerings at a fixed redemption price at any time prior to December 1, 2015. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Studio City Finance also has the option to redeem in whole, but not in part of the Studio City Notes at fixed redemption prices.

The indenture governing the Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries' ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2013, management believes that Studio City Finance was in compliance with each of the financial restrictions and requirements.

There are provisions under the indenture of the Studio City Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Finance and its respective restricted subsidiaries to the Company or persons who are not Studio City Finance or members of Studio City Finance respective restricted subsidiaries, subject to certain exceptions and conditions (described in further detail in Note 20). As of December 31, 2013 and 2012, the net assets of Studio City Finance and its respective restricted subsidiaries of approximately $171,000 and $252,000, respectively, were restricted from being distributed under the terms of the Studio City Notes.

Melco Crown Entertainment Limited Annual Report 2013 139

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

12. LONG-TERM DEBT (CONTINUED)

Studio City Project Facility

On January 28, 2013, the facility agreement for the senior secured credit facilities (the "Studio City Project Facility") in an aggregate amount of HK$10,855,880,000 (equivalent to $1,395,357) to fund the Studio City project was executed. The Studio City Project Facility contained certain conforming and other minor changes to the terms and conditions set out in a commitment letter (the "Commitment Letter") entered by the Company, New Cotai Investments, LLC ("New Cotai Investments"), the indirect holding company of New Cotai, LLC, the noncontrolling shareholder who owns a 40% interest in Studio City International Holdings Limited ("Studio City International"), an indirect subsidiary in which the Company holds a 60% interest and the Studio City Borrower with certain lenders (the "Studio City Lenders") on October 19, 2012. The Studio City Project Facility is denominated in Hong Kong dollars with an aggregate amount of HK$10,855,880,000 (equivalent to $1,395,357) and consists of a HK$10,080,460,000 (equivalent to $1,295,689) term loan facility (the "Studio City Term Loan Facility") and a HK$775,420,000 (equivalent to $99,668) revolving credit facility (the "Studio City Revolving Credit Facility"). The Studio City Term Loan Facility matures on January 28, 2018 and is subject to quarterly amortization payments commencing on the earlier of (i) December 31, 2016, the first fiscal quarter end date falling not less than 45 months after January 28, 2013; and (ii) the end of the second full fiscal quarter after the Opening Date of the Studio City project. Amounts under the Studio City Term Loan Facility may be borrowed from and after the date that certain conditions precedent are satisfied until July 28, 2014, the date falling 18 months after January 28, 2013. The Studio City Revolving Credit Facility matures on January 28, 2018 and has no interim amortization. The Studio City Revolving Credit Facility may be utilized prior to the Opening Date for project costs by way of issue of letters of credit to a maximum of HK$387,710,000 (equivalent to $49,834), and may be borrowed in full on a revolving basis after the Opening Date. Borrowings under the Studio City Project Facility bear interest at HIBOR plus a margin of 4.50% per annum until the last day of the second full fiscal quarter after the Opening Date, at which time the interest rate shall bear interest at HIBOR plus a margin ranging from 3.75% to 4.50% per annum as determined in accordance with the total leverage ratio in respect of Studio City Investments, Studio City Company and its subsidiaries (together, the "Studio City Borrowing Group").

The indebtedness under the Studio City Project Facility is guaranteed by Studio City Investments and its subsidiaries (other than the Studio City Borrower). Security for the Studio City Project Facility included: a first priority mortgage over the land where Studio City is located, such mortgage will also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalent; as well as other customary security. Certain accounts of Melco Crown Macau relating solely to the operation of the Studio City gaming area are pledged as security for the Studio City Project Facility.

The Studio City Project Facility contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Investments and its restricted subsidiaries to, among other things, (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) paying dividends and other restricted payments; and (vii) effect a consolidation or merger. The Studio City Project Facility also contains certain financial covenants and the first test date of these financial covenants is the earlier of June 30, 2016 and the end of the second full financial quarter after Opening Date.

The Studio City Borrower is required to hedge not less than 50% of the outstanding indebtedness under the Studio City Term Loan Facility by way of interest rate swap agreements, caps, collars or other agreements agreed with the facility agent under the Studio City Project Facility to limit the impact of increases in interest rates on its floating rate debt, for a period of not less than three years from the date of the Studio City Project Facility. No hedge agreement has been entered as at December 31, 2013 as the Studio City Borrower has not drawn down on the Studio City Project Facility.

140 Melco Crown Entertainment Limited Annual Report 2013

12. LONG-TERM DEBT (CONTINUED)

Studio City Project Facility (continued)

There are provisions that limit or prohibit certain payments of dividends and other distributions by the Studio City Borrowing Group to the Company or persons who are not members of the Studio City Borrowing Group (described in further detail in Note 20). As of December 31, 2013, the net assets of Studio City Investments and its respective restricted subsidiaries of approximately $217,000 were restricted from being distributed under the terms of the Studio City Project Facility.

The Studio City Borrower is obligated to pay a commitment fee quarterly in arrears on the undrawn amount of the Studio City Project Facility throughout the availability period which started from January 28, 2013. The Studio City Borrower recognized loan commitment fees on the Studio City Project Facility of $23,190 during the year ended December 31, 2013.

In connection with the Studio City Project Facility, Studio City International is required to procure a contingent equity undertaking or similar (with a liability cap of $225,000) granted in favor of the security agent for the Studio City Project Facility to, amongst other things, pay agreed project costs (i) associated with construction of Studio City (ii) for which the facility agent under the Studio City Project Facility has determined there is no other available funding under the terms of the Studio City Project Facility. In support of such contingent equity undertaking, Studio City International has deposited and maintained a bank balance of $225,000 in an account secured in favor of the security agent for the Studio City Project Facility (“Cash Collateral”) as of December 31, 2013. The Cash Collateral is required to be maintained until the construction completion date of the Studio City has occurred, certain debt service reserve and accrual accounts have been funded to the required balance and the ? nancial covenants have been complied with. As of December 31, 2013, the Cash Collateral is classi? ed as non-current portion of restricted cash in the consolidated balance sheets.

The Studio City Borrower had not drawn down on the Studio City Term Loan Facility and the Studio City Revolving Credit Facility during the year ended December 31, 2013. As of December 31, 2013, the Studio City Term Loan Facility of HK$10,080,460,000 (equivalent to $1,295,689) and the Studio City Revolving Credit Facility of HK$775,420,000 (equivalent to $99,668) remains available for future draw down, subject to satisfaction of certain conditions precedent.

Philippine Notes

On December 19, 2013, MCE Leisure (Philippines) Corporation (“MCE Leisure”), an indirect subsidiary of the Company and MCP, priced its PHP15 billion (equivalent to $340,000 at date of pricing) 5.00% senior notes, due 2019 (the “Philippine Notes”) at par of 100% of the principal amount and offered to certain primary institutional lenders as noteholders via a private placement in the Philippines. The issuance of the Philippine Notes, subject to customary closing conditions, was subsequently completed on January 24, 2014.

The Philippine Notes are general obligations of MCE Leisure, secured on a ? rst-ranking basis by pledge of shares of all present and future direct and indirect subsidiaries of MCP, rank equally in right of payment with all existing and future senior indebtedness of MCE Leisure (save and except for any statutory preference or priority) and rank senior in right of payment to any existing and future subordinated indebtedness of MCE Leisure.

Melco Crown Entertainment LimitedAnnual Report 2013 141

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

12. LONG-TERM DEBT (CONTINUED)

Philippine Notes (continued)

The Philippine Notes are guaranteed by MCE, MCP and all present and future direct and indirect subsidiaries of MCP (subject to certain limited exceptions) (collectively the “Philippine Guarantors”), jointly and severally with MCE Leisure on a senior basis. The guarantees are general obligations of the Philippine Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the Guarantors (except for any statutory preference or priority) and rank senior in right of payment to any existing and future subordinated indebtedness of the Philippine Guarantors.

The Philippine Notes mature on January 24, 2019. Interest on the Philippine Notes is accrued at a rate of 5.00% per annum and is payable semi-annually in arrears on January 24 and July 24 of each year, commencing on July 24, 2014. In addition, the Philippine Notes includes a tax gross up provision requiring MCE Leisure to pay without any deduction or withholding for or on account of tax.

The net proceeds from the offering of the Philippine Notes, after deducting the underwriting commissions and other expenses of PHP230,769,231 (equivalent to $5,182), was PHP14,769,230,769 (equivalent to $331,643). MCE Leisure will use the net proceeds from the offering to fund the City of Dreams Manila project, re? nancing of debt and general corporate purposes.

MCE Leisure has the option to redeem all or a portion of the Philippine Notes at any time prior to January 24, 2015 at additional redemption price as de? ned in the notes facility and security agreement (the “Notes Facility and Security Agreement”) governing the Philippine Notes. Thereafter, MCE Leisure has the option to redeem all or a portion of the Philippine Notes at any time at ? xed redemption prices that decline ratably over time.

The Notes Facility and Security Agreement contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCP and its subsidiaries, including MCE Leisure to, among other things: (i) incur or guarantee additional indebtedness; (ii) sell assets; (iii) create liens; and (iv) effect a consolidation and merger.

The Philippine Notes are exempted from registration with Philippine Securities and Exchange Commission (the “Philippine SEC”) under the Philippine Securities Regulation Code Rule (“SRC Rule”) 9.2.2(B) promulgated by Philippine SEC as the Philippine Notes were offered via private placement to not more than nineteen primary institutional lenders. Accordingly, the Philippine Notes are subject to the conditions of SRC Rule 9.2.2(B), which limits the assignment and transfer of the Philippine Notes to primary institutional lenders only and requires the Philippine Notes to be held by not more than nineteen primary institutional lenders at any time before their maturity.

142 Melco Crown Entertainment LimitedAnnual Report 2013

12. LONG-TERM DEBT (CONTINUED)

Total interest on long-term debt consisted of the following:

	Year Ended December 31, 2013	2012	2011
Interest for Studio City Notes**	$ 71,099	$ 5,844	$ —
Interest for 2013 Senior Notes**	44,998	—	—
Interest for 2011 Credit Facilities*	16,841	21,849	13,731
Interest for 2010 Senior Notes	6,028	61,500	61,500
Amortization of discount in connection with issuance of 2010 Senior Notes	71	801	723
Interest for RMB Bonds	2,610	13,666	8,647
Interest for Deposit-Linked Loan	1,728	10,064	6,300
Interest for Aircraft Term Loan**	1,191	705	—
Interest for City of Dreams Project Facility	—	—	13,269
	$ 144,566	$ 114,429	$ 104,170
Interest capitalized	(25,259)	(7,900)	(3,157)
	$ 119,307	$ 106,529	$ 101,013

* Long-term debt repayable within five years

** Long-term debt repayable after five years

During the years ended December 31, 2013, 2012 and 2011, the Group's average borrowing rates were approximately 5.36%, 5.06% and 5.50% per annum, respectively.

Scheduled maturities of the long-term debt as of December 31, 2013 are as follows:

Year ending December 31,	
2014	$ 262,566
2015	262,749
2016	166,667
2017	6,415
2018	6,615
Over 2018	1,828,448
	$ 2,533,460

Melco Crown Entertainment Limited Annual Report 2013 143

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

12. LONG-TERM DEBT (CONTINUED)

The long-term debt are repayable as follows:

	December 31, 2013	December 31, 2012
Within one year	$ 262,566	$ 854,940
More than one year, but not exceeding two years	262,749	262,559
More than two years, but not exceeding five years	179,697	648,339
More than five years[1]	1,828,448	1,429,026
	$ 2,533,460	$ 3,194,864
Less: Amounts due within one year classified as current liabilities	(262,566)	(854,940)
	$ 2,270,894	$ 2,339,924

Note

(1) Net of unamortized issue discount for the 2010 Senior Notes of approximately $6,033 as of December 31, 2012.

13. CAPITAL LEASE OBLIGATIONS

On March 13, 2013, a lease agreement (the "MCP Lease Agreement") which was entered on October 25, 2012 between MCE Leisure and Belle Corporation ("Belle", one of the Philippine Parties as disclosed in Note 21(a)) for lease of the land and certain of the building structures for City of Dreams Manila which expected to be expired on July 11, 2033, became effective upon completion of closing arrangement conditions and with minor changes from the original terms. The building structures under capital lease were capitalized at the lower of the fair value or the present value of the future minimum lease payments at lease inception.

Apart from the MCP Lease Agreement, during the year ended December 31, 2013, MCE Leisure signed a service agreement with a third party for setting up certain information technology infrastructure (the "IT Equipment") and providing maintenance and support service for City of Dreams Manila which expire in November 2018. The Group made an assessment at inception of the service agreement and recorded the portion related to the IT Equipment under capital lease.

Future minimum lease payments under capital lease obligations for the Group as of December 31, 2013 are as follows:

Year ending December 31, 2014	$ 29,570
Year ending December 31, 2015	32,371
Year ending December 31, 2016	34,682
Year ending December 31, 2017	37,929
Year ending December 31, 2018	41,762
Over 2018	811,990
Total minimum lease payments	988,304
Less: amounts representing interest	(708,010)
Present value of minimum lease payments	280,294
Current portion	(27,265)
Non-current portion	$ 253,029

144 Melco Crown Entertainment Limited Annual Report 2013

14. OTHER LONG-TERM LIABILITIES

	December 31, 2013	2012
Construction retention payables	$ 20,679	$ 1,608
Deferred rent liabilities	7,626	5,591
Other deposits received	187	213
	$ 28,492	$ 7,412

15. FAIR VALUE MEASUREMENTS

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

- Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
- Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 – inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The carrying values of cash and cash equivalents, bank deposits with original maturity over three months and restricted cash approximated fair value and represented a level 1 measurement. The carrying values of long-term deposits and long-term receivables approximated fair value and represented a level 2 measurement. The estimated fair value of long-term debt as of December 31, 2013 and 2012, which included the 2013 Senior Notes, the Studio City Notes, the 2011 Credit Facilities, the Aircraft Term Loan, the 2010 Senior Notes, the RMB Bonds and the Deposit-Linked Loan, were approximately $2,585,768 and $3,330,599, respectively, as compared to its carrying value of $2,533,460 and $3,194,864, respectively. Fair value was estimated using quoted market prices and represented a level 1 measurement for the 2013 Senior Notes, the Studio City Notes, the 2010 Senior Notes and the RMB Bonds. Fair value for the 2011 Credit Facilities, the Aircraft Term Loan and the Deposit-Linked Loan approximated the carrying values as the instruments carried either variable interest rates or the fixed interest rate approximated the market rate and represented a level 2 measurement. Additionally, the carrying values of land use rights payable and payables for acquisition of assets and liabilities approximated fair value as the instruments carried the fixed interest rate approximated the market rate and represented a level 2 measurement.

As of December 31, 2013, the Group did not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the consolidated financial statements. The Group's financial assets and liabilities recorded at fair value have been categorized based upon the fair value in accordance with the accounting standards.

Melco Crown Entertainment Limited Annual Report 2013 145

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

16. CAPITAL STRUCTURE

Ordinary and Treasury Shares

Pursuant to the Company’s extraordinary general meeting held on October 6, 2011, an increase in the authorized share capital from 2,500,000,000 ordinary shares of a nominal or par value of US$0.01 each to 7,300,000,000 ordinary shares of a nominal or par value of US$0.01 each was approved.

On November 18, 2011, Melco and Crown agreed to convert their respective shareholder loans into equity. Melco and Crown entered into a series of agreements, pursuant to which, Melco and Crown agreed to convert outstanding loan balances amounted to HK$398,577,752 (equivalent to $51,231) and HK$501,157,031 (equivalent to $64,416), respectively, owed by the Company to them into ordinary shares on November 29, 2011. The Company issued a total of 40,211,930 ordinary shares to Melco and Crown in connection with the shareholder loan conversion, based on a conversion price of $2.87 per share.

The Company’s treasury shares represent i) new shares issued by the Company and held by the depository bank to facilitate the administration and operations of the Company’s share incentive plans, and are to be delivered to the Directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options; and ii) the shares purchased under a trust arrangement for the bene? t of certain bene? ciaries who are awardees under the 2011 Share Incentive Plan and held by a trustee to facilitate the future vesting of restricted shares in selected Directors, employees and consultants under the 2011 Share Incentive Plan as described in Note 18.

New Shares Issued by the Company

During the years ended December 31, 2013, 2012 and 2011, the Company issued 8,574,153, 4,958,293 and 6,920,386 ordinary shares to its depository bank for future vesting of restricted shares and exercise of share options, respectively. The Company issued 1,297,902, 1,276,634 and 941,648 of these ordinary shares upon vesting of restricted shares; and 3,064,302, 2,966,955 and 3,835,596 of these ordinary shares upon exercise of share options during the years ended December 31, 2013, 2012 and 2011, respectively. As of December 31, 2013, 2012 and 2011, the Company had a balance of 15,478,987, 11,267,038 and 10,552,328 newly issued ordinary shares which continue to be held by the Company for future issuance upon vesting of restricted shares and exercise of share options.

In connection with the Company’s restricted shares granted as disclosed in Note 18, nil, nil and 310,575 ordinary shares were vested and issued during the years ended December 31, 2013, 2012 and 2011, respectively.

Shares Purchased under A Trust Arrangement

On May 15, 2013, the Board of Directors of the Company authorized a trustee to purchase the Company’s ADS on NASDAQ for the purpose of satisfying its obligation to deliver ADS under its 2011 Share Incentive Plan (“Share Purchase Program”). Under the Share Purchase Program, the trustee can purchase ADS on the open market at the price range to be determined by the Company’s management from time to time. This Share Purchase Program may be terminated by the Company at any time. The purchased ADSs are to be delivered to the Directors, eligible employees and consultants upon vesting of the restricted shares.

146 Melco Crown Entertainment LimitedAnnual Report 2013

16. CAPITAL STRUCTURE (CONTINUED)

Ordinary and Treasury Shares (continued)

Shares Purchased under A Trust Arrangement (continued)

During the year ended December 31, 2013, 373,946 ADSs, equivalent to 1,121,838 ordinary shares were purchased under a trust arrangement from NASDAQ at an average market price of $23.42 per ADS or $7.81 per share, and 378,579 ordinary shares purchased under a trust arrangement were delivered to Directors and eligible employees to satisfy the vesting of restricted shares. As of December 31, 2013, the shares purchased under trust arrangement has a balance of 743,259 ordinary shares for future issuance upon vesting of restricted shares.

As of December 31, 2013, 2012 and 2011, the Company had 1,666,633,448, 1,658,059,295 and 1,653,101,002, and 16,222,246, 11,267,038 and 10,552,328 issued ordinary shares and treasury shares, respectively, with 1,650,411,202, 1,646,792,257 and 1,642,548,674 issued ordinary shares outstanding.

17. INCOME TAX EXPENSE (CREDIT)

The Company and certain subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands ("BVI"), where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the United States of America, the Philippines and other jurisdictions are subject to Hong Kong Profits Tax, Macau Complementary Tax, income tax in the United States of America, in the Philippines and in other jurisdictions, respectively, during the years ended December 31, 2013, 2012 and 2011.

Pursuant to the approval notices issued by Macau Government dated June 7, 2007, Melco Crown Macau has been exempted from Macau Complementary Tax on income generated from gaming operations for five years commencing from 2007 to 2011 and will continue to benefit from this exemption for another five years from 2012 to 2016 pursuant to the approval notices issued by Macau Government in April 2011.

The Macau Government has granted to Altira Hotel Limited ("Altira Hotel"), in 2007, and Melco Crown (COD) Hotels Limited ("Melco Crown (COD) Hotels"), in 2011 and 2013, the declaration of utility purpose benefit in respect of Altira Macau, Hard Rock Hotel, Crown Towers hotel and Grand Hyatt Macau hotel, pursuant to which they are entitled to a property tax holiday, for a period of 12 years, on any immovable property that they own or have been granted. Under such tax holiday, they will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for the purposes of assessing the Macau Complementary Tax. The Macau Government has also granted to Altira Hotel and Melco Crown (COD) Hotels a declaration of utility purposes benefit on specific vehicles purchased, pursuant to which they were entitled to a vehicle tax holiday, provided that there is no change in use or disposal of those vehicles within 5 years from the date of purchase. The grant of further vehicle tax holiday is subject to the satisfaction by the Group of certain criteria determined by the Macau Government.

Melco Crown Entertainment Limited Annual Report 2013 147

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

17. INCOME TAX EXPENSE (CREDIT) (CONTINUED)

The provision for income tax consisted of:

	Year Ended December 31, 2013	2012	2011
Income tax provision for current year:			
Macau Complementary Tax	$ 41	$ 203	$ 223
Lump sum in lieu of Macau Complementary Tax on dividend	5,590	—	—
Hong Kong Profits Tax	654	513	822
Profits tax in other jurisdictions	99	238	161
Sub-total	$ 6,384	$ 954	$ 1,206
(Over) under provision of income tax in prior years:			
Macau Complementary Tax	$ (417)	$ (171)	$ 3
Hong Kong Profits Tax	(2)	32	142
Profits tax in other jurisdictions	8	1	(21)
Sub-total	$ (411)	$ (138)	$ 124
Deferred tax (credit) charge:			
Macau Complementary Tax	$ (3,543)	$ (3,676)	$ (2,779)
Hong Kong Profits Tax	12	(81)	(185)
Profits tax in other jurisdictions	(1)	(2)	(2)
Sub-total	$ (3,532)	$ (3,759)	$ (2,966)
Total income tax expense (credit)	$ 2,441	$ (2,943)	$ (1,636)

A reconciliation of the income tax expense (credit) to income before income tax per the consolidated statements of operations is as follows:

	Year Ended December 31, 2013	2012	2011
Income before income tax	$ 580,454	$ 395,729	$ 287,208
Macau Complementary Tax rate	12%	12%	12%
Income tax expense at Macau Complementary Tax rate	69,654	47,487	34,465
Lump sum in lieu of Macau Complementary Tax on dividend	5,590	—	—
Effect of different tax rates of subsidiaries operating in other jurisdictions	(9,642)	(556)	242
(Over) under provision in prior years	(411)	(138)	124
Effect of income for which no income tax expense is payable	(395)	(714)	(575)
Effect of expense for which no income tax benefit is receivable	26,557	17,317	12,191
Effect of tax holiday granted by Macau Government	(125,702)	(88,491)	(69,677)
Change in valuation allowance	36,790	22,152	21,594
	$ 2,441	$ (2,943)	$ (1,636)

Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% and 16.5% on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively, during the years ended December 31, 2013, 2012 and 2011, if applicable. Profits tax in other jurisdictions for the years ended December 31, 2013, 2012 and 2011 were provided mainly for the profits of the representative offices and branches set up by a subsidiary in the region where they operate. No provision for income tax in the United States of America and in the Philippines for the years ended December 31, 2013, 2012 and 2011 were provided as the subsidiaries incurred tax losses.

148 Melco Crown Entertainment Limited Annual Report 2013

17. INCOME TAX EXPENSE (CREDIT) (CONTINUED)

Melco Crown Macau was granted a tax holiday from Macau Complementary Tax for 5 years on gaming pro? ts by the Macau Government in 2007. In April 2011, this tax holiday for Melco Crown Macau was extended for an additional 5 years through 2016. During the years ended December 31, 2013, 2012 and 2011, Melco Crown Macau reported net income and had the Group been required to pay such taxes, the Group’s consolidated net income attributable to Melco Crown Entertainment Limited for the years ended December 31, 2013, 2012 and 2011 would have been decreased by $125,702, $88,491 and $69,677, and basic and diluted net income attributable to Melco Crown Entertainment Limited per share would have reported reduced income of $0.076 and $0.076 per share for the year ended December 31, 2013, $0.054 and $0.053 per share for the year ended December 31, 2012 and $0.043 and $0.043 per share for the year ended December 31, 2011, respectively. Melco Crown Macau’s non-gaming pro? ts remain subject to the Macau Complementary Tax and its gaming revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming subconcession agreement.

During the year ended December 31, 2013, Melco Crown Macau made an application to the Macau Government for a tax concession arrangement for its shareholders. Pursuant to the proposed terms issued by the Macau Government in December 2013 which was accepted by Melco Crown Macau in January 2014, an annual lump sum amount of MOP22,400,000 (equivalent to $2,795) is payable by Melco Crown Macau to the Macau Government, effective retroactively for each of the years from 2012 through 2016 coinciding with the 5-year extension of the tax exemption as mentioned in the preceding paragraph, as payments in lieu of Macau Complementary Tax otherwise due by the shareholders of Melco Crown Macau on dividend distributions from gaming pro? ts. Such annual lump sum tax payments are required regardless of whether dividends are actually distributed or whether Melco Crown Macau has distributable pro? ts in the relevant year. The income tax provision for the year 2013 included the annual lump sum dividend withholding tax payments accrued for the years 2012 and 2013.

The effective tax rates for the years ended December 31, 2013, 2012 and 2011 were 0.4% and negative rates of 0.7% and 0.6%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance and expenses for which no income tax bene? t is receivable for the years ended December 31, 2013, 2012 and 2011 and the effect of tax holiday granted by the Macau Government as described in the preceding paragraphs during the years ended December 31, 2013, 2012 and 2011.

Melco Crown Entertainment LimitedAnnual Report 2013 149

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

17. INCOME TAX EXPENSE (CREDIT) (CONTINUED)

The deferred tax assets and liabilities as of December 31, 2013 and 2012 consisted of the following:

	December 31, 2013	2012
Deferred tax assets		
Net operating loss carried forwards	$ 66,744	$ 63,022
Depreciation and amortization	11,100	105
Deferred deductible expenses	3,861	3,089
Deferred rents	5,001	—
Others	1,997	—
Sub-total	$ 88,703	$ 66,216
Valuation allowance		
Current	$ (19,415)	$ (21,054)
Long-term	(69,195)	(45,057)
Sub-total	$ (88,610)	$ (66,111)
Total net deferred tax assets	$ 93	$ 105
Deferred tax liabilities		
Land use rights	$ (60,090)	$ (64,497)
Intangible assets	(505)	(505)
Unrealized capital allowance	(2,211)	(1,348)
Total deferred tax liabilities	$ (62,806)	$ (66,350)

As of December 31, 2013 and 2012, valuation allowance of $88,610 and $66,111 were provided, respectively, as management believes that it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2013, adjusted operating tax loss carry forwards, amounting to $161,753, $156,249 and $181,201 will expire in 2014, 2015 and 2016, respectively. Adjusted operating tax loss carried forwards of $171,557 has expired during the year ended December 31, 2013.

Deferred tax, where applicable, is provided under the liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

Aggregate undistributed earnings of the Company's foreign subsidiaries are available for distribution to the Company of approximately $8,567 and $1,150,000 as at December 31, 2013 and 2012, respectively, are considered to be indefinitely reinvested and the amount as of December 31, 2013 exclude the undistributed earnings of Melco Crown Macau. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Company would have to record a deferred income tax liability in respect of those undistributed earnings of approximately $1,284 and $138,000 as at December 31, 2013 and 2012, respectively.

150 Melco Crown Entertainment Limited Annual Report 2013

17. INCOME TAX EXPENSE (CREDIT) (CONTINUED)

An evaluation of the tax positions for recognition was conducted by the Group by determining if the weight of available evidence indicates it is more likely than not that the positions will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Group concluded that there was no significant uncertain tax position requiring recognition in the consolidated financial statements for the years ended December 31, 2013, 2012 and 2011 and there is no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. As of December 31, 2013 and 2012, there were no interest and penalties related to uncertain tax positions recognized in the consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

The income tax returns of the Company and its subsidiaries remain open and subject to examination by the tax authorities of Hong Kong, Macau, the United States of America, the Philippines and other jurisdictions until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Hong Kong, Macau, the United States of America and the Philippines are 6 years, 5 years, 3 years and 3 years, respectively.

18. SHARE-BASED COMPENSATION

2006 Share Incentive Plan

The Group adopted a share incentive plan in 2006 ("2006 Share Incentive Plan") to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, Directors and consultants and to promote the success of its business. Under the 2006 Share Incentive Plan, the Group may grant either options to purchase the Company's ordinary shares or restricted shares (Note: The restricted shares, as named in respective grant documents, are accounted for as nonvested shares). The plan administrator would determine the exercise price of an option and set forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of the Company's ordinary shares. If the Group grants an incentive share option to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of the Company's share capital, the exercise price cannot be less than 110% of the fair market value of the Company's ordinary shares on the date of that grant. The term of an award shall not exceed 10 years from the date of the grant. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2006 Share Incentive Plan (including shares issuable upon exercise of options) is 100,000,000 over 10 years. The new share incentive plan ("2011 Share Incentive Plan") as described below was effective immediately after the listing of the Company's ordinary shares on the Main Board of the Hong Kong Stock Exchange on December 7, 2011 and no further awards may be granted under the 2006 Share Incentive Plan on or after such date as all subsequent awards will be issued under the 2011 Share Incentive Plan. Accordingly, no share option and restricted share were granted under the 2006 Share Incentive Plan during the years ended December 31, 2013 and 2012.

Melco Crown Entertainment Limited Annual Report 2013 151

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

18. SHARE-BASED COMPENSATION (CONTINUED)

2006 Share Incentive Plan (continued)

Share Options

The Group granted share options to certain personnel under the 2006 Share Incentive Plan during the year ended December 31, 2011 with the exercise price determined at the closing price of the date of grant. The share options became exercisable over vesting period of three years. The share options granted expire 10 years after the date of grant, except for options granted in a one-time share option exchange program in 2009 which have exercise period ranging from 7.7 to 8.3 years.

The Group uses the Black-Scholes valuation model to determine the estimated fair value for each option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Expected volatility is based on the historical volatility of a peer group of publicly traded companies. Expected term is based upon the vesting term or the historical of expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the United States of America Treasury yield curve at the time of grant for the period equal to the expected term.

The fair value per option under the 2006 Share Incentive Plan was estimated at the date of grant using the following weighted average assumptions during the year ended December 31, 2011:

Expected dividend yield	—
Expected stock price volatility	81.87%
Risk-free interest rate	2.07%
Expected average life of options (years)	5.1

A summary of share options activity under the 2006 Share Incentive Plan as of December 31, 2013, and changes during the years ended December 31, 2013, 2012 and 2011 are presented below:

	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as at January 1, 2011	20,453,493	$ 1.22		
Granted	5,150,946	2.52		
Exercised	(3,835,596)	1.03		
Forfeited	(783,423)	1.52		
Expired	(68,958)	4.40		
Outstanding as at December 31, 2011	20,916,462	$ 1.55		
Exercised	(2,966,955)	1.22		
Forfeited	(1,110,843)	1.63		
Expired	(6,510)	1.01		
Outstanding as at December 31, 2012	16,832,154	$ 1.61		
Exercised	(2,967,372)	1.50		
Forfeited	(82,380)	2.07		
Expired	(4,989)	1.01		
Outstanding as at December 31, 2013	13,777,413	$ 1.63	5.60	$ 157,718
Exercisable as at December 31, 2013	12,162,312	$ 1.52	5.39	$ 140,502

152 Melco Crown Entertainment Limited Annual Report 2013

18. SHARE-BASED COMPENSATION (CONTINUED)

2006 Share Incentive Plan (continued)

Share Options (continued)

A summary of share options vested and expected to vest under the 2006 Share Incentive Plan at December 31, 2013 are presented below:

	Vested			
	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($1.01 – $5.06) (Note)	12,162,312	$ 1.52	5.39	$ 140,502

Note: 3,426,696 share options vested and 4,989 share options expired during the year ended December 31, 2013.

	Expected to Vest			
	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($1.33 – $2.52)	1,615,101	$ 2.41	7.18	$ 17,216

The weighted average fair value of share options granted under the 2006 Share Incentive Plan during the year ended December 31, 2011 was $1.67. Share options of 2,967,372, 2,966,955 and 3,835,596 were exercised and proceeds amounted to $4,463, $3,632 and $3,950 were recognized during the years ended December 31, 2013, 2012 and 2011, respectively. The total intrinsic values of share options exercised for the years ended December 31, 2013, 2012 and 2011 were $34,330, $13,022 and $8,348, respectively. As of December 31, 2013, there was $579 unrecognized compensation costs related to unvested share options under the 2006 Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 0.25 years.

Restricted Shares

The Group has also granted restricted shares to certain personnel under the 2006 Share Incentive Plan during the year ended December 31, 2011. The restricted shares have a vesting period of three years. The grant date fair value is determined with reference to the market closing price of the Company's ordinary share at the date of grant.

Melco Crown Entertainment Limited Annual Report 2013 153

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

18. SHARE-BASED COMPENSATION (CONTINUED)

2006 Share Incentive Plan (continued)

Restricted Shares (continued)

A summary of the status of the 2006 Share Incentive Plan’s restricted shares as of December 31, 2013, and changes during the years ended December 31, 2013, 2012 and 2011 are presented below:

Weighted Number of Average Restricted Grant Date Shares Fair Value Unvested as at January 1, 2011 2,649,059 $1.31 Granted 2,908,383 2.52 Vested (1,252,223) 1.07 Forfeited (302,716) 1.97 Unvested as at December 31, 2011 4,002,503 $2.22 Vested (1,276,634) 2.49 Forfeited (486,984) 1.66 Unvested as at December 31, 2012 2,238,885 $2.19 Vested (1,297,902) 2.04 Forfeited (38,313) 2.12 Unvested as at December 31, 2013 902,670 $2.42

The total fair values at date of grant of the restricted shares under the 2006 Share Incentive Plan vested during the years ended December 31, 2013, 2012 and 2011 were $2,643, $3,181 and $1,339, respectively. As of December 31, 2013, there was $492 of unrecognized compensation costs related to restricted shares under the 2006 Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 0.25 years.

2011 Share Incentive Plan

The Group adopted the 2011 Share Incentive Plan to promote the success and enhance the value of the Company by linking personal interests of the members of the Board, employees and consultants to those of the shareholders and by providing such individuals with incentive for outstanding performance to generate superior returns to the shareholders which became effective on December 7, 2011. Under the 2011 Share Incentive Plan, the Group may grant various share-based awards, including but not limited to, options to purchase the Company’s ordinary shares, share appreciation rights, restricted shares and other types of awards. The term of such awards shall not exceed 10 years from the date of the grant. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2011 Share Incentive Plan is 100,000,000 over 10 years, which could be raised up to 10% of the issued share capital upon shareholders’ approval. There was no share option or restricted share granted during the year ended December 31, 2011. As of December 31, 2013 and 2012, 94,688,953 and 96,894,814 ordinary shares remain available for the grant of various share based awards under the 2011 Share Incentive Plan, respectively.

154 Melco Crown Entertainment LimitedAnnual Report 2013

18. SHARE-BASED COMPENSATION (CONTINUED)

2011 Share Incentive Plan (continued)

Share Options

The Group granted share options to certain personnel under the 2011 Share Incentive Plan during the years ended December 31, 2013 and 2012, with the exercise price for share options granted in 2013 determined at the higher of the closing price on the date of grant and the average closing price for the five trading dates preceding the date of grant of the Company's ordinary shares trading on the Hong Kong Stock Exchange, while the exercise price for share options granted in 2012 determined at the closing price on the date of grant. These share options became exercisable over vesting periods of three to four years. The share options granted expire 10 years after the date of grant.

The Group uses the Black-Scholes valuation model to determine the estimated fair value for each option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Expected volatility is based on the historical volatility of the Company's ADS trading on the NASDAQ Global Select Market. Expected term is based upon the vesting term or the historical of expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the United States of America Treasury yield curve at the time of grant for the period equal to the expected term.

The fair value per option under the 2011 Share Incentive Plan was estimated at the date of grant using the following weighted average assumptions for options granted during the years ended December 31, 2013 and 2012:

	December 31, 2013	2012
Expected dividend yield	—	—
Expected stock price volatility	65.50%	67.82%
Risk-free interest rate	0.82%	1.01%
Expected average life of options (years)	5.1	5.1

A summary of share options activity under the 2011 Share Incentive Plan as of December 31, 2013, and changes during the years ended December 31, 2013 and 2012 are presented below:

	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as at January 1, 2012	—	$ —		
Granted	1,934,574	4.70		
Forfeited	(33,438)	4.70		
Outstanding as at December 31, 2012	1,901,136	$ 4.70		
Granted	1,388,793	8.42		
Exercised	(96,930)	4.70		
Forfeited	(120,834)	6.00		
Expired	(1,830)	4.70		
Outstanding as at December 31, 2013	3,070,335	$ 6.33	8.74	$ 21,560
Exercisable as at December 31, 2013	522,909	$ 4.70	8.25	$ 4,380

Melco Crown Entertainment Limited Annual Report 2013 155

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

18. SHARE-BASED COMPENSATION (CONTINUED)

2011 Share Incentive Plan (continued)

Share Options (continued)

A summary of share options vested and expected to vest under the 2011 Share Incentive Plan at December 31, 2013 are presented below:

Vested Weighted Weighted Average Average Remaining Number of Exercise Contractual Aggregate Share Options Price per Share Term Intrinsic Value Exercise price per share ($4.70) (Note) 522,909 $4.70 8.25 $4,380 Note: 621,669 share options vested and 1,830 share options expired during the year ended December 31, 2013. Expected to Vest Weighted Weighted Average Average Remaining Number of Exercise Contractual Aggregate Share Options Price per Share Term Intrinsic Value Range of exercise prices per share ($4.70 – $8.42) 2,547,426 $6.66 8.84 $17,180

The weighted average fair value of share options granted under the 2011 Share Incentive Plan during the years ended December 31, 2013 and 2012 were $4.50 and $2.44, respectively. Share options of 96,930 was exercised and proceeds amounts to $455 was recognized during the year ended December 31, 2013. The total intrinsic value of share options exercised for the year ended December 31, 2013 was $812. No share option was exercised for the year ended December 31, 2012. As of December 31, 2013, there was $6,563 unrecognized compensation costs related to unvested share options under the 2011 Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 2.06 years.

Restricted Shares

The Group has also granted restricted shares to certain personnel under the 2011 Share Incentive Plan during the years ended December 31, 2013 and 2012. These restricted shares have vesting periods of three to four years. The grant date fair value is determined with reference to the market closing price of the Company’s ADS trading on the NASDAQ Global Select Market at the date of grant.

156 Melco Crown Entertainment LimitedAnnual Report 2013

18. SHARE-BASED COMPENSATION (CONTINUED)

2011 Share Incentive Plan (continued)

Restricted Shares (continued)

A summary of the status of the 2011 Share Incentive Plan's restricted shares as of December 31, 2013, and changes during the years ended December 31, 2013 and 2012 are presented below:

	Number of Restricted Shares		Weighted Average Grant Date Fair Value
Unvested at January 1, 2012	—	$	—
Granted	1,170,612		4.43
Forfeited	(16,722)		4.43
Unvested at December 31, 2012	1,153,890	$	4.43
Granted	817,068		8.27
Vested	(378,579)		4.43
Forfeited	(60,420)		5.77
Unvested at December 31, 2013	1,531,959	$	6.43

The total fair value at date of grant of the restricted shares under the 2011 Share Incentive Plan vested during the years ended December 31, 2013 and 2012 were $1,676 and nil, respectively. As of December 31, 2013, there was $7,170 of unrecognized compensation costs related to restricted shares under the 2011 Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 2.05 years.

MCP Share Incentive Plan

MCP operates a share incentive plan (the "MCP Share Incentive Plan") to promote the success and enhance the value of MCP, by linking personal interests of members of the Board, employees and consultants of MCP, its subsidiaries, holding companies and affiliated companies by providing such individuals with an incentive for outstanding performance to generate superior returns to the stockholders. The MCP Share Incentive Plan, with amendments, was approved by MCP shareholders at the annual stockholders meeting held, and became effective, on June 21, 2013. The MCP Share Incentive Plan was also approved by the Company's shareholders at its extraordinary general meeting on June 21, 2013. The Philippine SEC approved such amendments on June 24, 2013. Under the MCP Share Incentive Plan, MCP may grant various share-based awards, including but not limited to, options to purchase the MCP common shares, restricted shares, share appreciation rights and other types of awards. The term of such awards shall not exceed 10 years from the date of grant. The maximum aggregate number of common shares which may be issued pursuant to all awards under the MCP Share Incentive Plan is 442,630,330 shares and with up to 5% of the issued capital stock of MCP from time to time over 10 years. As of December 31, 2013, 47,098,936 MCP common shares remain available for the grant of various share-based awards under the MCP Share Incentive Plan.

Share Options

MCP granted share options to certain personnel under the MCP Share Incentive Plan during the year ended December 31, 2013 with the exercise price determined at the higher of the closing price of MCP common shares on the date of grant and the average closing price for the five trading days preceding the date of grant. These share options became exercisable over a vesting period of three years, with the first year vesting on 30 days after the opening of City of Dreams Manila. The share options granted expire 10 years after the date of grant.

Melco Crown Entertainment Limited Annual Report 2013 157

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

18. SHARE-BASED COMPENSATION (CONTINUED)

MCP Share Incentive Plan (continued)

Share Options (continued)

MCP uses the Black-Scholes valuation model to determine the estimated fair value for each option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Expected volatility is based on the historical volatility of a peer group of publicly traded companies. Expected term is based upon the vesting term or the historical of expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the Philippine Government bond yield at the time of grant for the period equal to the expected term.

The fair value per option under the MCP Share Incentive Plan was estimated at the date of grant using the following weighted average assumptions for options granted during the year ended December 31, 2013:

Expected dividend yield	—
Expected stock price volatility	45.00%
Risk-free interest rate	3.73%
Expected average life of options (years)	5.0

A summary of share options activity under the MCP Share Incentive Plan as of December 31, 2013, and changes during the year ended December 31, 2013 are presented below:

	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as at January 1, 2013	—	$ —		
Granted	120,826,336	0.19		
Forfeited	(4,682,183)	0.19		
Outstanding as at December 31, 2013	116,144,153	$ 0.19	9.50	$ 14,031

As of December 31, 2013, no share options granted under the MCP Share Incentive Plan were vested and exercisable.

A summary of share options expected to vest under the MCP Share Incentive Plan as of December 31, 2013 are presented below:

	Expected to Vest			
	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Exercise price per share ($0.19)	116,144,153	$ 0.19	9.50	$ 14,031

The weighted average fair value of share options granted under the MCP Share Incentive Plan during the year ended December 31, 2013 was $0.09. As of December 31, 2013, there was $7,857 unrecognized compensation costs related to unvested share options under the MCP Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 2.33 years.

158 Melco Crown Entertainment Limited Annual Report 2013

18. SHARE-BASED COMPENSATION (CONTINUED)

MCP Share Incentive Plan (continued)

Restricted Shares

MCP has also granted restricted shares to certain personnel under the MCP Share Incentive Plan during the year ended December 31, 2013. These restricted shares have a vesting period of three years, with the first year vesting on 30 days after the opening of City Of Dreams Manila. The grant date fair value is determined with reference to the market closing price of the MCP's common share at the date of grant.

A summary of the status of the MCP Share Incentive Plan's restricted shares as of December 31, 2013, and changes during the year ended December 31, 2013 are presented below:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2013	—	$ —
Granted	60,413,167	0.19
Forfeited	(2,341,091)	0.19
Unvested as at December 31, 2013	58,072,076	$ 0.19

No restricted shares under the MCP Share Incentive Plan were vested during the year ended December 31, 2013. As of December 31, 2013, there was $8,870 unrecognized compensation costs related to restricted shares under the MCP Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 2.33 years.

The impact of share options and restricted shares for the Group for the years ended December 31, 2013, 2012 and 2011 recognized in the consolidated financial statements is as follows:

	Year Ended December 31, 2013	2012	2011
2006 Share Incentive Plan			
Share options	$ 3,234	$ 4,033	$ 5,570
Restricted shares	2,188	2,464	3,054
Sub-total	$ 5,422	$ 6,497	$ 8,624
2011 Share Incentive Plan			
Share options	$ 2,775	$ 1,179	$ —
Restricted shares	3,052	1,297	—
Sub-total	$ 5,827	$ 2,476	$ —
MCP Share Incentive Plan			
Share options	$ 1,756	$ —	$ —
Restricted shares	1,982	—	—
Sub-total	$ 3,738	$ —	$ —
Total share-based compensation expenses recognized in general and administrative expenses	$ 14,987	$ 8,973	$ 8,624

Melco Crown Entertainment Limited Annual Report 2013 159

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

19. EMPLOYEE BENEFIT PLANS

The Group provides de? ned contribution plans for its employees and executive of? cers in Macau, Hong Kong, the Philippines and certain other jurisdictions.

Employees

Macau

Employees employed by the Group in Macau are members of government-managed Social Security Fund Scheme (the “SSF Scheme”) operated by the Macau Government and the Group is required to pay a monthly fixed contribution to the SSF Scheme to fund the benefits. The only obligation of the Group with respect to the SSF Scheme operated by the Macau Government is to make the required contributions under the scheme.

During the year ended December 31, 2013, the Group provided option for its qualifying employees in Macau to enroll in a voluntary de? ned contribution scheme (the “Macau VC Scheme”) operated by the Group. With effect from July 1, 2013, the monthly voluntary contributions of the Group and the enrolled employees to the Macau VC Scheme to fund the bene? ts are set at different range of percentage of the relevant monthly income selected by the enrolled employees. The Group’s voluntary contributions to the Macau VC Scheme are graded vesting to the enrolled employees according to a vesting scale with full vesting in 10 years from date of employment. The Macau VC Scheme was established under trust with the assets of the funds held separately from those of the Group by an independent trustee in Macau.

Hong Kong

Employees employed by the Group in Hong Kong are members of Mandatory Provident Fund Scheme (the “MPF Scheme”) operated by the Group. With effect from June 1, 2012, the maximum monthly contribution (the “Mandatory Contributions”) by both employee and employer was increased from HK$1,000 to HK$1,250. With this increase, the Group’s and the employees’ Mandatory Contributions to the MPF Scheme are each set at 5% of the employees’ relevant income up to a maximum of HK$1,250 per employee per month. The Group’s Mandatory Contributions to the MPF Scheme are fully and immediately vested to the employees once they are paid.

During the year ended December 31, 2013, the Group provided option for its qualifying employees in Hong Kong to enroll in a voluntary de? ned contribution scheme (the “Hong Kong VC Scheme”) operated by the Group. With effect from July 1, 2013, the monthly voluntary contributions of the Group and the enrolled employees to the Hong Kong VC Scheme to fund the bene? ts are set at different range of percentage of the monthly earned base salaries selected by the enrolled employees, after deducting the monthly Mandatory Contributions made by the Group and the employees respectively. The Group’s voluntary contributions to the Hong Kong VC Scheme are graded vesting to the enrolled employees according to a vesting scale with full vesting in 10 years from date of employment.

The Group MPF Scheme and the Hong Kong VC Scheme was established under trust with the assets of the funds held separately from those of the Group by an independent trustee in Hong Kong.

The Philippines

Employees employed by MCP Group in the Philippines are members of government-managed Social Security System Scheme (the “SSS Scheme”) operated by the Philippines Government and MCP Group is required to pay at a certain percentage of the employees’ relevant income and met the minimum mandatory requirements to fund the bene? ts. The only obligation of MCP Group with respect to the SSS Scheme operated by the Philippines Government is to make the required contributions under the scheme.

160 Melco Crown Entertainment LimitedAnnual Report 2013

19. EMPLOYEE BENEFIT PLANS (CONTINUED)

Employees (continued)

Other Jurisdictions

The Group's subsidiaries in certain other jurisdiction operate a number of defined contribution schemes. Contributions to the defined contribution schemes applicable to each year are made at a certain percentage of the employees' payroll and met the minimum mandatory requirements.

Executive Officers

For executive officers employed by the Group, the executive officers' contributions to the MPF Scheme in Hong Kong are set at 5% of the executive officers' relevant income up to a maximum of HK$1,250 per executive officer per month. The Group's contribution to the MPF Scheme is set at 10% of the executive officers' base salaries. The excess of contributions over the Group's mandatory portion, which is 5% of the executive officers' relevant income up to a maximum of HK$1,250 per executive officer per month, are treated as the Group's voluntary contribution and are vested to executive officers at 10% per year with full vesting in 10 years. The MPF Scheme for executive officers was established under trust with the assets of the funds held separately from those of the Group by an independent trustee in Hong Kong.

During the years ended December 31, 2013, 2012 and 2011, the Group's contributions into the defined contribution plans were $8,522, $5,303 and $5,414, respectively.

20. DISTRIBUTION OF PROFITS

All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity's profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity's share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries' statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries' financial statements in the year in which it is approved by the Board of Directors of the relevant subsidiaries. As of December 31, 2013 and 2012, the balance of the reserve amounted to $31,201 and $31,201, respectively.

The City of Dreams Project Facility contained restrictions on payment of dividends by the Borrowing Group which applied until the City of Dreams Project Facility was amended on June 30, 2011. There was a restriction on paying dividends during the construction phase of the City of Dreams project. Upon completion of the construction of the City of Dreams, the relevant subsidiaries would then be able to pay dividends if they satisfied certain financial tests and conditions.

The 2011 Credit Facilities contain restrictions which apply on and from June 30, 2011 on paying dividends to the Company or persons who are not members of the 2011 Borrowing Group, unless certain financial tests and conditions are satisfied. Dividends may be paid from (i) excess cash flow as defined in the 2011 Credit Facilities generated by the 2011 Borrowing Group subject to compliance with the financial covenants under the 2011 Credit Facilities; or (ii) cash held by the 2011 Borrowing Group in an amount not exceeding the aggregate cash and cash equivalents investments of the 2011 Borrowing Group as at June 30, 2011 subject to a certain amount of cash and cash equivalents being retained for operating purposes and, in either case, there being no event of default continuing or likely to occur under the 2011 Credit Facilities as a result of making such payment.

Melco Crown Entertainment Limited Annual Report 2013 161

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

20. DISTRIBUTION OF PROFITS (CONTINUED)

The indenture governing the 2013 Senior Notes and the 2010 Senior Notes contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for MCE Finance and its respective restricted subsidiaries.

The indenture governing the Studio City Notes also contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for Studio City Finance and its respective restricted subsidiaries.

The Studio City Project Facility contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for Studio City Investments and its respective restricted subsidiaries.

During the years ended December 31, 2013, 2012 and 2011, the Company did not declare or pay any cash dividends on the ordinary shares.

On February 25, 2014, the Company’s Board of Directors announced a proposal of declaration and payment of a special dividend and adoption of a new dividend policy, further details are disclosed in Note 32(d).

On February 28, 2014, Melco Crown Macau’s Board of Directors proposed the ? nal dividend and was subject to the approval from Melco Crown Macau’s shareholders, which was subsequently approved at Melco Crown Macau’s annual general meeting held on March 21, 2014, further details are disclosed in Note 32(e).

21. PROVISIONAL LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MCP LEASE AGREEMENT FOR CITY OF DREAMS MANILA

(a) Provisional License

On December 12, 2008, PAGCOR issued the Provisional License for the development of City of Dreams Manila to certain Philippine parties including SM Investments Corporation, SM Land, Inc., SM Hotels and Conventions Corporation (formerly SM Hotels Corporation), SM Commercial Properties, Inc. and SM Development Corporation (collectively the “SM Group”) and PremiumLeisure and Amusement, Inc. (“PLAI”). On November 23, 2011, PAGCOR approved the inclusion of Belle as a licensee under the Provisional License. SM Group, Belle and PLAI are collectively referred to as the “Philippine Parties”. On October 25, 2012, further to the Cooperation Agreement as mentioned in item (b) below, PAGCOR acknowledged the inclusion of, amongst others, MCE Leisure as a co-licensee, as well as the “special purpose entity”, to take effect as of the effective date of the Cooperation Agreement, allowing MCE Leisure to be the operator to operate the casino business and as representative for itself and on behalf of the other co-licensees under the Provisional License in their dealings with PAGCOR. The Cooperation Agreement became effective on March 13, 2013, the date on which closing under the Closing Arrangement Agreement as mentioned in item (b) below occurred. As a result, MCE Holdings (Philippines) Corporation, a direct subsidiary of MCP and its subsidiaries including MCE Leisure (collectively the “MCE Holdings Group”) and the Philippine Parties together became co-licensees (the “Licensees”) under the Provisional License granted by PAGCOR for the establishment and operation of City of Dreams Manila. The Provisional License, as well as any regular license to be issued to replace it upon satisfaction of certain conditions, is concurrent with section 13 of Presidential Decree No. 1869, will expire on July 11, 2033. Further details of the terms and commitments under the Provisional License are included in Note 22(c).

162 Melco Crown Entertainment LimitedAnnual Report 2013

21. PROVISIONAL LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MCP LEASE AGREEMENT FOR CITY OF DREAMS MANILA

(CONTINUED)

(b) Cooperation Agreement

On March 13, 2013, a closing arrangement agreement (the “Closing Arrangement Agreement”) which was entered on October 25, 2012 between MCE Holdings Group and certain MCE’s subsidiaries and the Philippine Parties for City of Dreams Manila became effective (i.e. the date on which the conditions to closing under the Closing Arrangement Agreement were ful? lled or waived). Further to the closing of the Closing Arrangement Agreement, a cooperation agreement (the “Cooperation Agreement”) and other related arrangements which were entered on October 25, 2012 between MCE Holdings Group and the Philippine Parties became effective on the same date, with minor changes to the original terms (except for certain provisions which were effective on signing).

The Cooperation Agreement governs the relationship and the rights and obligations of the Licensees. Under the Cooperation Agreement, MCE Leisure has been designated as the operator to operate City of Dreams Manila and appointed as the sole and exclusive representative of the Licensees in connection with the Provisional License and the operation and management of City of Dreams Manila until the expiry of the Provisional License (currently expected to be on July 11, 2033 or unless terminated earlier in accordance with its terms). Further details of the commitment under the Cooperation Agreement are included in Note 22(c).

(c) Operating Agreement

On March 13, 2013, the Licensees entered into an operating agreement (the “Operating Agreement”) which governs the operation and management of City of Dreams Manila by MCE Leisure. The Operating Agreement was effective as of March 13, 2013 and ends on the date of expiry of the Provisional License (as that License is extended, restored or renewed), unless terminated earlier in accordance with the terms of the Operating Agreement. The Provisional License is currently scheduled to expire on July 11, 2033. Under the Operating Agreement, MCE Leisure is appointed as the sole and exclusive operator and manager of City of Dreams Manila, and is responsible for, and has sole discretion (subject to certain exceptions) and control over, all matters relating to the management and operation of City of Dreams Manila (including the casino and gaming operations, hotel and retail components and all other activities necessary, desirable or incidental for the management and operation of City of Dreams Manila). The Operating Agreement also included terms of certain payments to be payable to PLAI upon commencement of operations of City of Dreams Manila, in particular, PLAI has the right to receive monthly payments from MCE Leisure, based on the performance of gaming operations of City of Dreams Manila, and MCE Leisure has the right to retain all revenues from non-gaming operations of City of Dreams Manila.

(d) MCP Lease Agreement

On March 13, 2013, the MCP Lease Agreement which was entered on October 25, 2012 between MCE Leisure and Belle became effective upon completion of closing arrangement conditions and with minor changes from the original terms under a closing side letter (the “Closing Side Letter”) signed by MCE Holdings Group and certain MCE’s subsidiaries and the Philippine Parties on March 13, 2013. Under the MCP Lease Agreement, Belle agreed to lease to MCE Leisure the land and certain of the building structures to be used in City of Dreams Manila. The lease continues until termination of the Operating Agreement (currently expected to be on July 11, 2033 or unless terminated earlier in accordance with its terms). The leased property will be used by MCE Leisure and any of its af? liates exclusively as a hotel, casino and resort complex with retail, entertainment, convention, exhibition, food and beverages services as well as other activities ancillary, related or incidental to the operation of any of the preceding uses.

Melco Crown Entertainment LimitedAnnual Report 2013 163

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

21. PROVISIONAL LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MCP LEASE AGREEMENT FOR CITY OF DREAMS MANILA (CONTINUED)

(d) MCP Lease Agreement (continued)

Under the Closing Side Letter in relation to the MCP Lease Agreement, MCE Leisure agreed to make monthly payments under the MCP Lease Agreement beginning from March 1, 2013. On July 31, 2013, MCE Leisure and Belle signed an addendum to the MCP Lease Agreement to reduce the monthly rental payments with effective from July 1, 2013 with total discount for each twelve month rolling period with a cap of the Philippine peso equivalent to $1,000, with the first twelve month period beginning from March 1, 2013 and subsequent minor changes to the terms of the MCP Lease Agreement were made during the year ended December 31, 2013. Further information in relation to the MCP Lease Agreement was disclosed in Notes 13 and 22(c).

22. COMMITMENTS AND CONTINGENCIES

(a) Capital Commitments

As of December 31, 2013, the Group had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for City of Dreams, Studio City and City of Dreams Manila totaling $1,231,735.

(b) Lease Commitments and Other Arrangements

Operating Leases — As a Lessee

The Group leases the portion of land to be used for City of Dreams Manila, Mocha Clubs sites, office space, warehouses and staff quarters under non-cancellable operating lease agreements that expire at various dates through July 2033. Those lease agreements provide for periodic rental increases based on both contractual agreed incremental rates and on the general inflation rate once agreed by the Group and its lessor and in some cases contingent rental expenses stated as a percentage of turnover. During the years ended December 31, 2013, 2012 and 2011, the Group incurred rental expenses amounting to $21,815, $18,573 and $16,944, respectively which consisted of minimum rental expenses of $17,586, $15,003 and $16,944 and contingent rental expenses of $4,229, $3,570 and nil, respectively.

As of December 31, 2013, minimum lease payments under all non-cancellable leases were as follows:

Year ending December 31,	
2014	$ 16,136
2015	12,963
2016	9,172
2017	8,676
2018	8,727
Over 2018	77,086
	$ 132,760

164 Melco Crown Entertainment Limited Annual Report 2013

22. COMMITMENTS AND CONTINGENCIES (CONTINUED)

(b) Lease Commitments and Other Arrangements (continued)

As Grantor of Operating and Right To Use Arrangement

The Group entered into non-cancellable operating and right to use agreements mainly for mall spaces in the City of Dreams site with various retailers that expire at various dates through February 2022. Certain of the operating and right to use agreements include minimum base fee and operating fee with escalated contingent fee clauses. During the years ended December 31, 2013, 2012 and 2011, the Group received contingent fees amounting to $27,287, $22,906 and $18,053, respectively.

As of December 31, 2013, minimum future fees to be received under all non-cancellable operating and right to use agreements were as follows:

Year ending December 31, 2014 $10,760 2015 7,106 2016 3,478 2017 207 2018 18 $21,569

The total minimum future fees do not include the escalated contingent fee clauses.

(c) Other Commitments

Gaming Subconcession

On September 8, 2006, the Macau Government granted a gaming subconcession to Melco Crown Macau to operate the gaming business in Macau. Pursuant to the gaming subconcession agreement, Melco Crown Macau has committed to the following:

i) To pay the Macau Government a ?xed annual premium of $3,744 (MOP30,000,000).

ii) To pay the Macau Government a variable premium depending on the number and type of gaming tables and gaming machines that the Group operates. The variable premium is calculated as follows:

$37 (MOP300,000) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kind of games or to certain players;

$19 (MOP150,000) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kind of games or to certain players; and

$0.1 (MOP1,000) per year for each electrical or mechanical gaming machine, including the slot machine.

Melco Crown Entertainment LimitedAnnual Report 2013 165

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

22. COMMITMENTS AND CONTINGENCIES (CONTINUED)

(c) Other Commitments (continued)

Gaming Subconcession (continued)

iii) To pay the Macau Government a sum of 1.6% of the gross revenues of the gaming business operations on a monthly basis, that will be made available to a public foundation for the promotion, development and study of social, cultural, economic, educational, scientific, academic and charity activities, to be determined by the Macau Government.

iv) To pay the Macau Government a sum of 2.4% of the gross revenues of the gaming business operations on a monthly basis, which will be used for urban development, tourist promotion and the social security of Macau.

v) To pay special gaming tax to the Macau Government of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.

v) Melco Crown Macau must maintain two bank guarantees issued by a specific bank with the Macau Government as the bene?ciary in a maximum amount of $62,395 (MOP500,000,000) from September 8, 2006 to September 8, 2011 and a maximum amount of $37,437 (MOP300,000,000) from September 8, 2011 until the 180th day after the termination date of the gaming subconcession.

As a result of the bank guarantees given by the bank to the Macau Government as disclosed in Note 22(c)(vi) above, a sum of 1.75% of the guarantee amount will be payable by Melco Crown Macau quarterly to such bank.

Land Concession Contracts

The Company’s subsidiaries have entered into concession contracts for the land on which our Altira Macau, City of Dreams and Studio City properties and development projects are located. The title to the land lease right is obtained once the related land concession contract is published in the Macau of? cial gazette. The contracts have a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to payment of a special contribution to be de? ned by the Macau Government, and impose special development conditions. The Company’s land holding subsidiaries are required to i) pay an upfront land premium, which is recognized as land use right in the consolidated balance sheets and a nominal annual government land use fee, which is recognized as general and administrative expense and may be adjusted every ? ve years; and ii) place a guarantee deposit upon acceptance of the land lease terms, which is subject to adjustments from time to time in line with the amounts paid as annual land use fee. During the land concession term, amendments have been sought which have or will result in revisions to the development conditions, land premium and government land use fees.

Altira Macau

On December 18, 2013, the Macau Government published in the Macau of? cial gazette the ? nal amendment for revision of the land concession contract for Taipa Land on which Altira Macau is located. The amendment required an additional land premium of approximately $2,449 which was fully paid by Altira Developments in July 2013 (see Note 9). According to the revised land amendment, the government land use fees was revised from approximately $171 per annum to $186 per annum. As of December 31, 2013, the Group’s total commitment for government land use fees for the Altira Macau site to be paid during the remaining term of the land concession contract which expires in March 2031 was $3,189.

166 Melco Crown Entertainment LimitedAnnual Report 2013

22. COMMITMENTS AND CONTINGENCIES (CONTINUED)

(c) Other Commitments (continued)

Land Concession Contracts (continued)

City of Dreams

On October 17, 2013, Melco Crown (COD) Developments and Melco Crown Macau accepted the final amendment proposal issued by the Macau Government for revision of the land concession contract for Cotai Land on which City of Dreams is located (see Note 9). The amendment required an additional land premium of approximately $23,344, with $8,736 paid in October 2013 upon acceptance of the final amendment proposal and the remaining amount of approximately $14,608 will be due in four biannual instalments, accruing with 5% interest per annum, with the first instalment to be paid six months from the date the amended contract was subsequently published in the Macau official gazette on January 29, 2014. As of December 31, 2013 and 2012, the total outstanding balance of the land premium was included in accrued expenses and other current liabilities in an amount of $3,518 and $8,281, and in land use rights payable in an amount of $11,090 and nil, respectively. According to the final amendment proposal, the government land use fees will be revised from approximately $1,185 per annum to $1,235 per annum. As of December 31, 2013, the Group's total commitment for government land use fees for the City of Dreams site to be paid during the remaining term of the land concession contract which expires in August 2033 was $23,985.

Studio City

On July 25, 2012, the Macau Government published in the Macau official gazette the final amendment for revision of the land concession contract for Studio City Land on which Studio City is located (see Note 9). The amendment revised the land premium to approximately $174,954, with $23,561 paid in 2006 and $35,316 paid in June 2012 upon acceptance of the final amendment proposal and the remaining amount of approximately $116,077 will be due in five biannual instalments, accruing with 5% interest per annum, with the first instalment to be paid six months from July 25, 2012, the date the amended contract published in the Macau official gazette. As of December 31, 2013 and 2012, the total outstanding balance of the land premium was included in accrued expenses and other current liabilities in an amount of $46,982 and $44,719, and in land use right payable in an amount of $24,376 and $71,358, respectively. According to the revised land amendment, the government land use fees were revised from approximately $326 per annum to $490 per annum during the development period of Studio City; and from approximately $527 per annum to $1,131 per annum after the development period. As of December 31, 2013, the Group's total commitment for government land use fees for the Studio City site to be paid during the remaining term of the land concession contract which expires in October 2026 was $11,545.

Provisional License

Under the terms of the Provisional License, PAGCOR requires, amongst other things, the Licensees to make a total investment of $1,000,000 for City of Dreams Manila (the "Investment Commitment") with a minimum investment of $650,000 to be made prior to the opening of City of Dreams Manila. Under the terms of the Cooperation Agreement, the Licensees' Investment Commitment of $1,000,000 will be satisfied as follows:

- For the amount of $650,000: (a) in the case of the Philippine Parties, the land and building structures having an aggregate value as determined by PAGCOR of not less than $325,000, and (b) in the case of MCE Leisure, the fit-out and furniture, gaming equipment, additional improvements, inventory and supplies as well as intangible property and entertainment facilities inside or outside of the building structures, having an aggregate value as determined by PAGCOR of not less than $325,000.

- For the remaining $350,000, the Philippine Parties and MCE Leisure shall make equal contributions of $175,000 to City of Dreams Manila. The Licensees agree to contribute such amounts and for such purposes as notified by MCE Leisure (or in certain circumstances the Philippine Parties) to PAGCOR (subject to any recommendations PAGCOR may make).

Melco Crown Entertainment Limited Annual Report 2013 167

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

22. COMMITMENTS AND CONTINGENCIES (CONTINUED)

(c) Other Commitments (continued)

Provisional License (continued)

Other commitments required by PAGCOR under the Provisional License are as follows:

Within 30 days from getting approval by PAGCOR of the project implementation plan, to submit a bank guarantee, letter of credit or surety bond in the amount of PHP100 million (equivalent to $2,246) to guarantee the Licensees’ completion of City of Dreams Manila and is subject to forfeiture in case of delay in construction which delay exceeds 50% of the schedule, of which SM Group had submitted a surety bond of PHP100 million (equivalent to $2,246) to PAGCOR on February 17, 2012.

Seven days prior to commencement of operation of the casino, to secure a surety bond in favor of PAGCOR in the amount of PHP100 million (equivalent to $2,246) to ensure prompt and punctual remittance/payment of all license fees.

The Licensees are required to maintain an escrow account into which all funds for development of City of Dreams Manila must be deposited and all funds withdrawn from this account must be used only for such development and to deposit $100,000 in the escrow account and maintain a balance of $50,000 until the completion of City of Dreams Manila, of which MCE Leisure had setup the escrow account in March 2013.

License fees must be remitted on a monthly basis, in lieu of all taxes with reference to the income component of the gross gaming revenues: (a) 15% high roller tables; (b) 25% non-high roller tables; (c) 25% slot machines and electronic gaming machines; and (d) 15% junket operation.

In addition to the above license fees, the Licensees are required to remit 2% of casino revenues generated from non-junket operation tables to a foundation devoted to the restoration of Philippine cultural heritage, as selected by Licensees and approved by PAGCOR, of which the foundation was subsequently setup by MCE Leisure on February 19, 2014.

PAGCOR may collect a 5% fee of non-gaming revenue received from food and beverage, retail and entertainment outlets. All revenues of hotel operations should not be subject to the 5% except rental income received from retail concessionaires.

Grounds for revocation of the license, among others, are as follows: (a) failure to comply with material provision of this license; (b) failure to remit license fees within 30 days from receipt of notice of default; (c) has become bankrupt, insolvent; (d) delay in construction of more than 50% of the schedule; and (e) if debt-to-equity ratio is more than 70:30. As of December 31, 2013, MCE Holdings Group as one of the parties as Licensees has complied with the required debt-to-equity ratio under de? nition as agreed with PAGCOR.

Cooperation Agreement

Under the terms of the Cooperation Agreement, the Licensees are jointly and severally liable to PAGCOR under the Provisional License and each Licensee (indemnifying Licensee) must indemnify the other Licensees for any loss suffered or incurred by that Licensee arising out of, or in connection with, any breach by the indemnifying Licensee of the Provisional License. Each Licensee, however, has the rights to charge the other Licensees for their non-contribution portion of the Investment Commitment plus relevant interest under the terms of the Cooperation Agreement. Also, each of the Philippine Parties and MCE Leisure agree to indemnify the non-breaching party for any loss suffered or incurred as a result of a breach of any warranty.

168 Melco Crown Entertainment LimitedAnnual Report 2013

22. COMMITMENTS AND CONTINGENCIES (CONTINUED)

(c) Other Commitments (continued)

MCP Lease Agreement

Under the terms of the MCP Lease Agreement, MCE Leisure shall indemnify and keep Belle fully indemnified against all claims, actions, demands, actions and proceedings made against Belle by any person arising as a result of or in connection with any loss, damage or injury from MCE Leisure's use and operation of business on the leased property.

(d) Guarantees

Except as disclosed in Note 12 to the consolidated financial statements, the Group has made the following significant guarantees as of December 31, 2013:

- Melco Crown Macau has issued a promissory note ("Livrança") of $68,635 (MOP550,000,000) to a bank in respect of bank guarantees issued to the Macau Government as disclosed in Note 22(c)(vi) to the consolidated financial statements.

- The Company has entered into two deeds of guarantee with third parties amounted to $35,000 to guarantee certain payment obligations of the City of Dreams' operations.

- Pursuant to the Commitment Letter for the Studio City Project Facility entered into on October 19, 2012 as disclosed in Note 12, the Studio City Borrower, among others provided an indemnity on customary terms to the Studio City Lenders and their affiliates, including in connection with any breach of such Commitment Letter and related documents ("Studio City Mandate Documents"), such as a breach of warranty in respect of factual information and financial projections provided by or on behalf of the Company and the Studio City Borrower to the Studio City Lenders and their affiliates. On the same date, under the terms of an agreement between, among others, the Company and New Cotai Investments to regulate how indemnity claims under the Commitment Letter are dealt with and funded, the Company has indemnified New Cotai Investments and the Studio City Borrower in respect of any act or omission of the Company or its affiliates (other than Studio City International and its subsidiaries) resulting from such person's gross negligence, willful misconduct or bad faith.

- Under the Cooperation Agreement, Belle has irrevocably and unconditionally guaranteed to MCE Holdings Group the due and punctual observance, performance and discharge of all obligations of PLAI and each SM Group's company, and indemnified MCE Holdings Group against any and all loss incurred in connection with any default by the Philippine Parties under the Cooperation Agreement. MCE Leisure has likewise irrevocably and unconditionally guaranteed to each of the Philippine Parties the due and punctual observance, performance and discharge of all obligations of MCE Holdings Group, and indemnified the Philippine Parties against any and all loss incurred in connection with any default by MCE Holdings Group under the Cooperation Agreement.

- In October 2013, Studio City Developments entered into a trade credit facility of HK$200,000,000 (equivalent to $25,707) ("Trade Credit Facility") with a bank to meet the construction payment obligations of the Studio City project. The Trade Credit Facility is guaranteed by Studio City Company. As of December 31, 2013, the Trade Credit Facility of approximately $11,658 was utilized.

(e) Litigation

As of December 31, 2013, the Group is currently a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management does not believe that the outcome of such proceedings will have a material effect on the Group's financial position, results of operations or cash flows.

Melco Crown Entertainment Limited Annual Report 2013 169

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

23. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2013, 2012 and 2011, the Group entered into the following significant related party transactions:

Related companies	Nature of transactions	Year Ended December 31, 2013	2012	2011
Transactions with affiliated companies that constituted connected transactions under Chapter 14A of the Listing Rules				
Chin Son, Limited[1]	Purchase of property and equipment	$ —	$ —	$ 1,756
Crown's subsidiary	Consultancy fee expense	370	428	461
	Purchase of property and equipment	371	351	307
	Software license fee expense	312	312	—
Lisboa Holdings Limited[1]	Office rental expense	895	1,157	1,493
Melco's subsidiaries and its associated companies	Consultancy fee expense	643	483	509
	Office rental expense	308	586	533
	Purchase of property and equipment	597	1,479	186
	Service fee expense[3]	802	646	502
	Other service fee income	510	345	307
	Rooms and food and beverage income	49	161	221
Melco Crown Entertainment Charity Association[2]	Donation expense	—	—	120
Shun Tak Holdings Limited and its subsidiaries (referred to as "Shun Tak Group")[1]	Office rental expense	171	136	124
	Traveling expense[4][5]	2,962	2,976	2,794
	Rooms and food and beverage income	36	77	445
Sky Shuttle Helicopters Limited ("Sky Shuttle")[5]	Traveling expense	1,809	1,711	2,008
Sociedade de Jogos de Macau S.A. ("SJM")[1]	Traveling expense[4]	570	327	482
Sociedade de Turismo e Diversões de Macau, S.A. and its subsidiaries (the "STDM Group")[1]	Advertising and promotional expenses	49	88	116
	Office rental expense	1,405	1,404	807
	Service fee expense	222	216	113
	Traveling expense[4]	113	33	115

170 Melco Crown Entertainment Limited Annual Report 2013

23. RELATED PARTY TRANSACTIONS (CONTINUED)

Related companies	Nature of transactions	Year Ended December 31, 2013	2012	2011
Transactions with shareholders that constituted connected transactions under Chapter 14A of the Listing Rules				
Crown	Consultancy fee capitalized in deferred financing costs	$ —	$ 222	$ —
Melco	Development costs	—	3,000	—
	Interest expense	—	—	174

Notes

(1) Companies in which a relative/relatives of Mr. Lawrence Yau Lung Ho, the Company's Chief Executive Officer, has/have beneficial interests.

(2) An association of which certain subsidiaries of the Company are directors.

(3) The amounts mainly represent the Company's reimbursement to Melco's subsidiary for service fees incurred on its behalf for rental, office administration, travel and security coverage for the operation of the office of the Company's Chief Executive Officer.

(4) Traveling expenses including ferry and hotel accommodation services within Hong Kong and Macau.

(5) The transaction constituted continuing connected transaction which was subject to reporting, announcement and annual review, but exempt from independent shareholders' approval requirements under Chapter 14A.34 of the Listing Rules.

(a) Amounts Due From Affiliated Companies

The outstanding balances arising from operating income or prepayment of operating expenses as of December 31, 2013 and 2012 are as follows:

	December 31, 2013	2012
Melco's subsidiary and its associated company	$ 20	$ 1,312
Shun Tak Group	3	10
	$ 23	$ 1,322

The maximum amounts outstanding due from Melco's subsidiary during the years ended December 31, 2013 and 2012 were $1,312 and $1,740, respectively. The maximum amounts outstanding due from Melco's associated company during the years ended December 31, 2013 and 2012 were $65 and $4, respectively.

The maximum amounts outstanding due from Shun Tak Group during the years ended December 31, 2013 and 2012 were $15 and $110, respectively.

The outstanding balances due from affiliated companies as of December 31, 2013 and 2012 as mentioned above are unsecured, non-interest bearing and repayable on demand.

Melco Crown Entertainment Limited Annual Report 2013 171

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

23. RELATED PARTY TRANSACTIONS (CONTINUED)

(b) Amounts Due To Affiliated Companies

The outstanding balances arising from operating expenses and expenses paid by affiliated companies on behalf of the Group as of December 31, 2013 and 2012 are as follows:

	December 31, 2013	December 31, 2012
Crown's subsidiary	$ 474	$ 12
Melco's subsidiaries and its associated company	1,403	369
Shun Tak Group	259	283
SJM	445	71
Sky Shuttle	151	159
STDM Group	168	55
	$ 2,900	$ 949

The outstanding balances due to affiliated companies as of December 31, 2013 and 2012 as mentioned above are unsecured, non-interest bearing and repayable on demand.

(c) Amount Due To A Shareholder

The amount of $79 due to Melco as of December 31, 2013, mainly arising from expenses paid by Melco on behalf of the Group. The balance was unsecured, non-interest bearing and repayable on demand.

24. SEGMENT INFORMATION

The Group is principally engaged in the gaming and hospitality business in Asia and its principal operating and developmental activities occur in two geographic areas: Macau and the Philippines. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau and City of Dreams and the development activities of Studio City and City of Dreams Manila. As of December 31, 2012, Mocha Clubs, Altira Macau, City of Dreams and Studio City were the primary businesses of the Group. Upon closing of the various agreements entered between MCP Group and the Philippine Parties for development and operation of City of Dreams Manila and the completion of the placing and subscription transaction of MCP during the year ended December 31, 2013, City of Dreams Manila has become one of the operating segments of the Group as of December 31, 2013 and represented the comparatives for the year ended December 31, 2012 and as of December 31, 2012. Taipa Square Casino is included within Corporate and Others. During the years ended December 31, 2013 and 2012, all revenues were generated in Macau.

172 Melco Crown Entertainment Limited Annual Report 2013

24. SEGMENT INFORMATION (CONTINUED)

The Group's segment information for total assets and capital expenditures is as follows:

Total Assets

	December 31, 2013	2012	2011
Macau:			
Mocha Clubs	$ 159,927	$ 176,830	$ 174,404
Altira Macau	573,814	617,847	577,145
City of Dreams	3,148,657	3,147,322	3,103,458
Studio City	2,519,461	1,844,706	713,637
Sub-total	6,401,859	5,786,705	4,568,644
The Philippines:			
City of Dreams Manila	631,377	30,193	—
Corporate and Others	1,780,403	2,130,568	1,701,336
Total consolidated assets	$ 8,813,639	$ 7,947,466	$ 6,269,980

Capital Expenditures

	Year Ended December 31, 2013	2012	2011
Macau:			
Mocha Clubs	$ 6,515	$ 5,951	$ 23,558
Altira Macau	5,464	7,105	6,662
City of Dreams	97,654	99,416	39,774
Studio City	440,826	115,385	713,253
Sub-total	550,459	227,857	783,247
The Philippines:			
City of Dreams Manila	359,854	817	—
Corporate and Others	2,042	55,324	2,387
Total capital expenditures	$ 912,355	$ 283,998	$ 785,634

Melco Crown Entertainment Limited Annual Report 2013 173

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

24. SEGMENT INFORMATION (CONTINUED)

The Group's segment information on its results of operations is as follows:

	Year Ended December 31, 2013	2012	2011
NET REVENUES			
Macau:			
Mocha Clubs	$ 148,683	$ 143,260	$ 131,934
Altira Macau	1,033,801	966,770	1,173,930
City of Dreams	3,857,049	2,920,912	2,491,383
Studio City	1,093	160	—
Sub-total	5,040,626	4,031,102	3,797,247
The Philippines:			
City of Dreams Manila	—	—	—
Corporate and Others	46,552	46,911	33,600
Total net revenues	$ 5,087,178	$ 4,078,013	$ 3,830,847
ADJUSTED PROPERTY EBITDA[1]			
Macau:			
Mocha Clubs	$ 40,222	$ 36,065	$ 40,475
Altira Macau	147,340	154,697	246,300
City of Dreams	1,193,211	805,719	594,440
Studio City	(1,059)	(670)	(300)
Sub-total	1,379,714	995,811	880,915
The Philippines:			
City of Dreams Manila	(603)	(476)	—
Total adjusted property EBITDA	1,379,111	995,335	880,915
OPERATING COSTS AND EXPENSES			
Pre-opening costs	(17,014)	(5,785)	(2,690)
Development costs	(26,297)	(11,099)	(1,110)
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(64,271)	(59,911)	(34,401)
Depreciation and amortization	(261,298)	(261,449)	(259,224)
Share-based compensation	(14,987)	(8,973)	(8,624)
Property charges and others	(6,884)	(8,654)	(1,025)
Corporate and Others expenses	(91,299)	(75,135)	(71,494)
Total operating costs and expenses	(539,287)	(488,243)	(435,805)
OPERATING INCOME	839,824	507,092	445,110
NON-OPERATING INCOME (EXPENSES)			
Interest income	7,660	10,958	4,131
Interest expenses, net of capitalized interest	(152,660)	(109,611)	(113,806)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	—	(4,310)
Change in fair value of interest rate swap agreements	—	363	3,947
Amortization of deferred financing costs	(18,159)	(13,272)	(14,203)
Loan commitment fees	(25,643)	(1,324)	(1,411)
Foreign exchange (loss) gain, net	(10,756)	4,685	(1,771)
Other income, net	1,661	115	3,664
Listing expenses	—	—	(8,950)
Loss on extinguishment of debt	(50,935)	—	(25,193)
Costs associated with debt modification	(10,538)	(3,277)	—
Total non-operating expenses, net	(259,370)	(111,363)	(157,902)
INCOME BEFORE INCOME TAX	580,454	395,729	287,208
INCOME TAX (EXPENSE) CREDIT	(2,441)	2,943	1,636
NET INCOME	578,013	398,672	288,844
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	59,450	18,531	5,812
NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$ 637,463	$ 417,203	$ 294,656

174 Melco Crown Entertainment Limited Annual Report 2013

24. SEGMENT INFORMATION (CONTINUED)

Note

(1) "Adjusted property EBITDA" is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, share-based compensation, property charges and others, Corporate and Others expenses, and other non-operating income and expenses. The chief operating decision maker uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau, City of Dreams, Studio City and City of Dreams Manila and to compare the operating performance of its properties with those of its competitors.

The Group's geographic information for long-lived assets is as follows:

Long-lived Assets

	December 31, 2013	December 31, 2012	December 31, 2011
Macau	$ 4,503,982	$ 4,301,461	$ 4,283,252
The Philippines	334,827	817	—
Hong Kong and other foreign countries	1,289	203	785
Total long-lived assets	$ 4,840,098	$ 4,302,481	$ 4,284,037

25. ACQUISITION OF SUBSIDIARIES

(a) Acquisition of MCP

On December 7, 2012, the Company, through its indirect subsidiaries, MCE (Philippines) Investments Limited ("MCE Investments") and MCE (Philippines) Investments No.2 Corporation ("MCE Investments No.2"), entered into an acquisition agreement (the "Acquisition Agreement") with two independent third parties, Interpharma Holdings & Management Corporation and Pharma Industries Holdings Limited (collectively referred to as the "Selling Shareholders"), subject to certain conditions precedent, to acquire from the Selling Shareholders an aggregate of 93.06% of the issued share capital of MCP (the "Proposed Acquisition"). Prior to completion of the Proposed Acquisition on December 19, 2012, MCP sold its two operating subsidiaries, Interphil Laboratories, Inc. and Lancashire Realty Holding Corporation, to the Selling Shareholders (or their affiliates) under the deeds of assignment dated December 7, 2012 between the Selling Shareholders (or their affiliates) and MCP (the "Subsidiary Sale Agreements"), in accordance with the terms of the Acquisition Agreement. The total consideration under the Acquisition Agreement was PHP1,259,000,000 (equivalent to $30,682) which included i) PHP200,000,000 (equivalent to $4,874) to the Selling Shareholders, and ii) PHP1,059,000,000 (equivalent to $25,808) on direction of the Selling Shareholders, to MCP in settlement of the liabilities of the Selling Shareholders (or their affiliates) under the Subsidiary Sale Agreements. On December 19, 2012, MCP retained PHP1,059,000,000 (equivalent to $25,808), which represented the subsidiaries' sale amount upon completion of the Proposed Acquisition.

On December 19, 2012, the Group completed the acquisition of 93.06% of the issued share capital of MCP. MCP did not have any operation and revenue immediately before the acquisition by the Group and the excess payment of $5,747 for acquisition of assets and liabilities of MCP does not have any measureable future economic benefits to the Group to qualify the recognition requirements of an asset, and was therefore expensed in the consolidated statements of operations and included in development costs.

Melco Crown Entertainment Limited Annual Report 2013 175

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

25. ACQUISITION OF SUBSIDIARIES (CONTINUED)

(a) Acquisition of MCP (continued)

The net assets acquired in the transaction are as follows:

		Amount recognized at the date of acquisition
Net assets acquired:		
Cash and cash equivalents	$	27,876
Prepaid expenses and other current assets		13
Accrued expenses and other current liabilities		(1,094)
Noncontrolling interests		(1,860)
Net assets	$	24,935
Excess payment on acquisition of assets and liabilities (including direct cost incurred) charged to consolidated statements of operations and included in development costs		5,747
	$	30,682
Total consideration satisfied by:		
Cash paid	$	30,682

(b) Acquisition of Studio City Group

On June 16, 2011, the Company entered into a share purchase agreement and through its indirect subsidiary, MCE Cotai Investments Limited ("MCE Cotai"), to acquire from an affiliate of eSun Holdings Limited ("eSun Holdings"), an independent third party, a 60% equity interest in Studio City International (together with its direct and indirect subsidiaries, the "Studio City Group"), which is the developer of Studio City. The total consideration under the share purchase agreement and related transaction documents is $360,000 which include i) a payment to an affiliate of eSun Holdings for its entire 60% interest in, and a shareholder's loan extended to, the Studio City Group at $200,000 and $60,000, respectively; where $65,000 and $195,000 were paid by the Group in June 2011 and July 2011, respectively, and ii) a payment of $100,000 in cash in three instalments of $50,000, $25,000 and $25,000 over two years commencing upon the closing of the transaction on July 27, 2011 to New Cotai Holdings, LLC (the direct shareholder of New Cotai, LLC), for transferring to the Studio City Group the shares of other entities that own rights to develop the gaming areas of Studio City. The first, second and last instalments of $50,000, $25,000 and $25,000 were settled by the Group in August 2011, July 2012 and July 2013, respectively.

On July 27, 2011, the Group completed the acquisition of 60% equity interest in the Studio City Group. The Studio City Group did not have any operation and revenue immediately before the acquisition. The Group principally acquired a parcel of land and related construction in progress through the acquisition of the Studio City Group and this transaction was accounted for as acquisition of assets and liabilities.

176 Melco Crown Entertainment Limited Annual Report 2013

25. ACQUISITION OF SUBSIDIARIES (CONTINUED)

(b) Acquisition of Studio City Group (continued)

The net assets acquired in the transaction are as follows:

		Amount recognized at the date of acquisition
Net assets acquired:		
Cash and cash equivalents	$	35,818
Prepaid expenses and other current assets		72
Deposits		432
Land use right, net		549,079
Construction in progress		139,201
Accrued expenses and other current liabilities		(10,939)
Land use right payable		(47,020)
Deferred tax liabilities		(54,985)
Noncontrolling interests		(237,309)
Net assets	$	374,349
Total consideration satisfied by:		
Cash paid	$	310,000
Payables for acquisition of assets and liabilities		45,964
		355,964
Direct costs incurred for acquisition of assets and liabilities		18,385
	$	374,349

26. CHANGE IN SHAREHOLDING OF THE PHILIPPINES SUBSIDIARIES

On April 8, 2013, the Company through its indirect subsidiary, MCE Investments, subscribed for 2,846,595,000 common shares of MCP at total consideration of PHP2,846,595,000 (equivalent to $69,592), which increased MCE's shareholding in MCP and the Group recognized an increase of $401 in the Company's additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MCP.

On April 24, 2013, MCP and MCE Investments completed a placing and subscription transaction (the "Placing and Subscription Transaction"), under which MCE Investments offered and sold in a private placement to various institutional investors of 981,183,700 common shares of MCP at the offer price of PHP14 per share (equivalent to $0.34 per share) (the "Offer"). In connection with the Offer, MCE Investments granted an over-allotment option (the "Over-allotment Option") of up to 117,075,000 common shares of MCP at the offer price of PHP14 per share (equivalent to $0.34 per share) to a stabilizing agent (the "Stabilizing Agent"). MCE Investments then used the proceeds from the Offer to subscribe to an equivalent number of common shares in MCP at the subscription price of PHP14 per share (equivalent to $0.34 per share). On May 23, 2013, the Stabilizing Agent exercised the Over-allotment Option and subscribed for 36,024,600 common shares of MCP at the offer price of PHP14 per share (equivalent to $0.34 per share). The aforesaid transactions decreased MCE's shareholding in MCP and the Group recognized an increase of $227,134 in the Company's additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MCP.

Melco Crown Entertainment Limited Annual Report 2013 177

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

26. CHANGE IN SHAREHOLDING OF THE PHILIPPINES SUBSIDIARIES (CONTINUED)

During the year ended December 31, 2013, the total transfers from noncontrolling interests amounted to $227,535 in relation to transactions as described above. The Group retains its controlling financial interest in the MCP before and after the above transactions.

The schedule below discloses the effects of changes in the Company's ownership interest in MCP on the Company's equity:

Net income attributable to Melco Crown Entertainment Limited	$	637,463
Transfers from noncontrolling interests:		
Increase in Melco Crown Entertainment Limited additional paid-in capital resulting from subscription of 2,846,595,000 common shares of MCP		401
Increase in Melco Crown Entertainment Limited additional paid-in capital resulting from the Placing and Subscription Transaction and the Over-allotment Option exercised by the Stabilizing Agent for subscription of common shares of MCP		227,134
Changes from net income attributable to Melco Crown Entertainment Limited shareholders and transfers from noncontrolling interests	$	864,998

27. OPERATING INCOME

Operating income is arrived at after charging:

	Year Ended December 31, 2013	2012	2011
Auditor's remuneration	$ 999	$ 993	$ 791
Loss on disposal of property and equipment	$ 2,483	$ 887	$ 426

28. DIRECTORS' EMOLUMENTS

Details of the emoluments paid or payable to the Directors during the years ended December 31, 2013, 2012 and 2011 were as follows:

	Directors' Fees	Salaries and Other Benefits	Performance Bonuses[1]	Retirement Benefit Scheme Contributions	Share-based Compensation	2013 Total
Co-chairman, executive Director						
Lawrence Yau Lung Ho[2]	$ —	$ 2,216	$ 9,000	$ 2	$ 3,674	$ 14,892
Co-chairman, non-executive Director						
James Douglas Packer	—	—	—	—	502	502
Non-executive Directors						
John Peter Ben Wang	—	—	—	—	112	112
Clarence Yuk Man Chung	—	200	—	—	507	707
William Todd Nisbet	—	100	—	—	277	377
Rowen Bruce Craigie	—	—	—	—	26	26
Independent non-executive Directors						
James Andrew Charles MacKenzie	125	184	—	—	175	484
Thomas Jefferson Wu	113	—	—	—	112	225
Alec Yiu Wa Tsui	112	189	—	—	175	476
Robert Wason Mactier	85	—	—	—	112	197
	$ 435	$ 2,889	$ 9,000	$ 2	$ 5,672	$ 17,998

178 Melco Crown Entertainment Limited Annual Report 2013

28. DIRECTORS' EMOLUMENTS (CONTINUED)

	Directors' Fees	Salaries and Other Benefits	Performance Bonuses[1]	Retirement Benefit Scheme Contributions	Share-based Compensation	2012 Total
Co-chairman, executive Director						
Lawrence Yau Lung Ho[2]	$ —	$ 1,387	$ 2,250	$ 2	$ 2,884	$ 6,523
Co-chairman, non-executive Director						
James Douglas Packer	—	—	—	—	—	—
Non-executive Directors						
John Peter Ben Wang	—	—	—	—	107	107
Clarence Yuk Man Chung	—	—	—	—	152	152
William Todd Nisbet	—	—	—	—	—	—
Rowen Bruce Craigie	—	—	—	—	—	—
Independent non-executive Directors						
James Andrew Charles MacKenzie	120	—	—	—	101	221
Thomas Jefferson Wu	106	—	—	—	107	213
Alec Yiu Wa Tsui	108	—	—	—	107	215
Robert Wason Mactier	84	—	—	—	107	191
	$ 418	$ 1,387	$ 2,250	$ 2	$ 3,565	$ 7,622

	Directors' Fees	Salaries and Other Benefits	Performance Bonuses[1]	Retirement Benefit Scheme Contributions	Share-based Compensation	2011 Total
Co-chairman, executive Director						
Lawrence Yau Lung Ho[2]	$ —	$ 1,050	$ 1,575	$ 2	$ 2,102	$ 4,729
Co-chairman, non-executive Director						
James Douglas Packer	—	—	—	—	—	—
Non-executive Directors						
John Peter Ben Wang	—	—	—	—	89	89
Clarence Yuk Man Chung	—	—	—	—	89	89
William Todd Nisbet	—	—	—	—	—	—
Rowen Bruce Craigie	—	—	—	—	—	—
Independent non-executive Directors						
James Andrew Charles MacKenzie	115	—	—	—	65	180
Thomas Jefferson Wu	102	—	—	—	105	207
Alec Yiu Wa Tsui	110	—	—	—	105	215
Robert Wason Mactier	86	—	—	—	105	191
	$ 413	$ 1,050	$ 1,575	$ 2	$ 2,660	$ 5,700

Notes

(1) Performance bonuses are determined with reference to the individuals' performance, and organizational and financial performance of the Company.

(2) Mr. Lawrence Yau Lung Ho is also the Chief Executive Officer of the Company and his emoluments disclosed above include those for services rendered by him as the Chief Executive Officer.

During the years ended December 31, 2013, 2012 and 2011, no emoluments have been paid to the Directors as an inducement to join or upon joining the Company, or as compensation for loss of office. Except for Mr. William Todd Nisbet who waived emoluments of $120 related to services provided in 2010 during the year ended December 31, 2011, no Director waived any emoluments during the years ended December 31, 2013, 2012 and 2011.

Melco Crown Entertainment Limited Annual Report 2013 179

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

29. EMPLOYEES' EMOLUMENTS

(a) Emoluments of Five Highest Paid Individuals

For each of the three years ended December 31, 2013, 2012 and 2011, the five highest paid individuals included one Director of the Company. The emoluments of the remaining four highest paid individuals, including a former senior executive in 2012, for the years ended December 31, 2013, 2012 and 2011 are as follows:

	Year Ended December 31,		
	2013	2012	2011
Basic salaries, allowances and benefits in kind	$ 2,848	$ 2,418	$ 2,359
Performance bonuses[1]	4,983	1,597	1,909
Retirement benefit scheme contributions	238	164	149
Termination benefit	—	1,573	—
Share-based compensation	3,283	1,731	1,968
	$ 11,352	$ 7,483	$ 6,385

Note

(1) Performance bonuses are determined with reference to the individuals' performance, and organizational and financial performance of the Company.

During the years ended December 31, 2013, 2012 and 2011, no emoluments have been paid to the five highest paid individuals as an inducement to join or upon joining the Company, or as compensation for loss of office, except a termination benefit to a former senior executive in 2012. No five highest paid individuals waived any emoluments during the years ended December 31, 2013, 2012 and 2011.

Their emoluments were within the following bands:

	Number of Employees Year Ended December 31,		
	2013	2012	2011
HK$9,000,001 (approximately $1,157) to HK$9,500,000 (approximately $1,221)	—	—	1
HK$10,500,001 (approximately $1,350) to HK$11,000,000 (approximately $1,414)	—	1	1
HK$13,000,001 (approximately $1,671) to HK$13,500,000 (approximately $1,735)	—	1	—
HK$13,500,001 (approximately $1,735) to HK$14,000,000 (approximately $1,799)	1	—	—
HK$14,000,001 (approximately $1,799) to HK$14,500,000 (approximately $1,864)	—	1	—
HK$14,500,001 (approximately $1,864) to HK$15,000,000 (approximately $1,928)	—	—	2
HK$18,000,001 (approximately $2,314) to HK$18,500,000 (approximately $2,378)	1	—	—
HK$19,500,001 (approximately $2,506) to HK$20,000,000 (approximately $2,571)	1	1	—
HK$36,500,001 (approximately $4,692) to HK$37,000,000 (approximately $4,756)	1	—	—
	4	4	4

180 Melco Crown Entertainment Limited Annual Report 2013

29. EMPLOYEES' EMOLUMENTS (CONTINUED)

(b) Emoluments of Senior Management

Other than the emoluments of Directors and five highest paid individuals disclosed in Notes 28 and 29(a), the emoluments of the senior management fell within the following bands:

	Number of Employees Year Ended December 31,		
	2013	2012	2011
HK$2,500,001 (approximately $321) to HK$3,000,000 (approximately $386)	—	1	—
HK$4,000,001 (approximately $514) to HK$4,500,000 (approximately $578)	1	—	—
HK$5,000,001 (approximately $643) to HK$5,500,000 (approximately $707)	—	1	1
HK$6,000,001 (approximately $771) to HK$6,500,000 (approximately $835)	1	—	—
HK$7,000,001 (approximately $900) to HK$7,500,000 (approximately $964)	—	—	1
HK$8,500,001 (approximately $1,093) to HK$9,000,000 (approximately $1,157)	—	—	1
HK$9,000,001 (approximately $1,157) to HK$9,500,000 (approximately $1,221)	—	1	1
HK$9,500,001 (approximately $1,221) to HK$10,000,000 (approximately $1,285)	—	1	—
HK$13,000,001 (approximately $1,671) to HK$13,500,000 (approximately $1,735)	1	—	—
	3	4	4

30. DIFFERENCES BETWEEN U.S. GAAP AND IFRS

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRS"). The significant differences, that have a material impact on the Company's shareholders' equity and net income attributable to Melco Crown Entertainment Limited, relate principally to the accounting for the following:

(a) Capitalization of Amortization of Land Use Rights as Property and Equipment

Under U.S. GAAP, the amortization of land use rights is recognized in the consolidated statements of operations over the estimated lease term of the land on a straight-line basis and is not capitalized to the construction in progress during the property construction period.

Under IFRS, the amortization of land use rights is generally recognized in the consolidated statements of operations over the estimated lease term of the land on a straight-line basis. If the amortization of land use rights is expenditure directly attributable to bringing a property to working condition for its intended use, the related amortization is capitalized to construction in progress, until such time as the construction works are completed.

(b) Borrowing Costs

Under U.S. GAAP, the amount of interest cost to be capitalized is determined by applying the capitalization rate to the average amount of accumulated expenditures for the asset during the construction period. If the average accumulated expenditures exceed the total amount of that borrowing, the capitalization rate to be applied to such excess shall be a weighted average of the rates applicable to other borrowings of the entity. Income earned on temporary investment of actual borrowings is not generally deducted from the amount of borrowing costs to be capitalized.

Melco Crown Entertainment Limited Annual Report 2013 181

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

30. DIFFERENCES BETWEEN U.S. GAAP AND IFRS (CONTINUED)

(b) Borrowing Costs (continued)

Under IFRS, to the extent that funds are borrowed speci? cally for the purpose of obtaining a qualifying asset, the entity shall determine the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. If an entity borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the entity shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the entity that are outstanding during the period, other than borrowings made speci? cally for the purpose of obtaining a qualifying asset.

(c) Deferred Income Taxes

Under U.S. GAAP, deferred income tax is recognized for the temporary differences arising from an asset purchase that is not a business combination. The tax effect of asset purchases that are not business combinations in which the amount paid differs from the tax basis of the asset shall not result in immediate statements of operations recognition. The differences are considered to be a temporary difference and a deferred tax asset or liability should be recognized. The simultaneous-equations method shall be used to calculate the assigned value of the asset and the related deferred tax assets or deferred tax liabilities.

Under IFRS, deferred income tax is not recognized for temporary differences resulting from the initial recognition of an asset or liability in a transaction that is not a business combination and do not affect accounting or taxable pro? t as of the transaction date. Therefore, the carrying value of the asset and liability is not adjusted.

The value of land use rights acquired for Altira Macau, City of Dreams and Studio City are different under U.S. GAAP and IFRS. Accordingly, the amount of amortization of land use rights over the estimated useful lives and the deferred income taxes are different.

(d) Share-based Compensation

Under U.S. GAAP, for awards that have graded vesting features and service condition only, an entity has to choose as an accounting policy either to (1) recognize a charge on an accelerated basis to re? ect the vesting as it occurs (which is similar to the method under IFRS) or (2) amortize the entire grant on a straight-line basis over the longest vesting period.

IFRS states that share-based compensation expense is recognized on an accelerated method where an entity recognizes compensation cost over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. Each portion is treated as a separate grant, as each portion has a different vesting period.

The Group has adopted the straight-line method in the preparation of its consolidated ? nancial statements. Compensation expense recognized will be different under U.S. GAAP and IFRS.

182 Melco Crown Entertainment LimitedAnnual Report 2013

30. DIFFERENCES BETWEEN U.S. GAAP AND IFRS (CONTINUED)

(e) Deferred Financing Costs

Under U.S. GAAP, fees paid to lenders and other third-party costs incurred in relation to a debt re? nancing are distinguished and accounted for differently depending on the classi? cation of such debt as modi? ed or extinguished in accordance with U.S. GAAP. If the debt is extinguished, fees paid to lenders are included in gain or loss on extinguishment of debt and other third-party costs are capitalized as deferred ? nancing costs and amortized as an adjustment of interest expense over the term of the amended debt instrument.

Under IFRS, if an exchange of debt instruments or modi? cation of terms is accounted for as an extinguishment, all fees and costs incurred are recognized as part of the gain or loss on the extinguishment, there is no difference in the treatment for fees paid to lenders and other third-party costs.

In addition, deferred ? nancing costs are presented in the consolidated balance sheets as either assets or a reduction of the debt balance under U.S. GAAP whilst they can only be presented in the consolidated balance sheets as a reduction of debt balance under IFRS.

(f) Point-loyalty Programs

Under U.S. GAAP, an entity can choose between two approaches developed in practice to account for the point-loyalty programs: (1) the multiple-element approach (similar to the approach under IFRS), in which a portion of the revenue from the initial transaction(s) is generally deferred until redemption and (2) the incremental-cost approach, in which the estimated cost of the loyalty program points is recorded as a liability.

Under IFRS, loyalty program points granted to customers as part of a sales transaction that customers can redeem for free or discounted goods or services shall be accounted for as a separate identi? able component of the sales arrangement (i.e. multiple-element approach) and the fair value of the consideration received should be allocated between the loyalty program points and the other components in the arrangement, and recorded as deferred revenue until redemption.

The Group has adopted the incremental-cost approach in the preparation of its consolidated financial statements and accrued for loyalty program points expected to be redeemed for cash and free play as a reduction to gaming revenue and accrues for loyalty program points expected to be redeemed for free goods and services as casino expense. Accordingly, the liability of point-loyalty programs recognized and the classi? cation of casino revenue and casino expense will be different under U.S. GAAP and IFRS. Such differences do not have a material impact on the Company’s shareholders’ equity or net income attributable to Melco Crown Entertainment Limited in prior years. Therefore, no corresponding adjustment for prior years is made in the reconciliations below.

Melco Crown Entertainment LimitedAnnual Report 2013 183

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

30. DIFFERENCES BETWEEN U.S. GAAP AND IFRS (CONTINUED)

There are other differences between U.S. GAAP and IFRS relevant to the accounting policies of the Group. Such differences do not have a material impact on the Company’s shareholders’ equity as at December 31, 2013 and 2012 and net income attributable to Melco Crown Entertainment Limited during the years ended December 31, 2013, 2012 and 2011 but may affect future periods and the relevant details are set out below:

Impairment of Assets

Under U.S. GAAP, entities are required to use a two-step approach to measure impairment. In step 1, entities perform a recoverability test by comparing the expected undiscounted future cash ? ows to be derived from the asset with its carrying amount. If the asset fails the recoverability test, step 2 is required, and the entity must record an impairment loss calculated as the excess of the asset’s carrying amount over its fair value. Fair value should be calculated as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”.

Under IFRS, the impairment loss is calculated as the excess of the asset’s carrying amount over its recoverable amount. The recoverable amount is the higher of an asset’s (1) fair value less costs to sell and (2) value in use. “Fair value less costs to sell” is de? ned as “the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal”. When entities calculate value in use, they discount the expected future cash ? ows to be generated by the asset to their net present value.

Under U.S. GAAP, if the recoverability test in step 1 is passed, impairment is not recorded even if the fair value of the asset is less than its carrying amount. Accordingly, an impairment loss may be recorded under IFRS but may not be recorded under U.S. GAAP under the same set of circumstances. When an impairment loss is recorded under both U.S. GAAP and IFRS, the amount of the impairment loss may not be the same under U.S. GAAP and IFRS because the fair value (under U.S. GAAP) and recoverable amount (under IFRS) may differ.

During the years ended December 31, 2013, 2012 and 2011, the management of the Group considered that there is no material difference between the amount of impairment loss recorded under U.S. GAAP and IFRS.

There are also differences between U.S. GAAP and IFRS in the presentation and classification of items in the consolidated statements of operations, balance sheets and statements of cash flows. In addition, there are differences on ? nancial statement disclosure required between U.S. GAAP and IFRS. Such differences do not have impact on the Company’s shareholders’ equity as at December 31, 2013 and 2012 or net income attributable to Melco Crown Entertainment Limited during the years ended December 31, 2013, 2012 and 2011.

184 Melco Crown Entertainment LimitedAnnual Report 2013

30. DIFFERENCES BETWEEN U.S. GAAP AND IFRS (CONTINUED)

The material adjustments necessary to restate net income attributable to Melco Crown Entertainment Limited and the Company's shareholders' equity in accordance with IFRS are summarized as follows:

	Year Ended December 31, 2013	2012	2011
Net income attributable to Melco Crown Entertainment Limited as reported under U.S. GAAP	$ 637,463	$ 417,203	$ 294,656
IFRS adjustments:			
Capitalization of amortization of land use rights as property and equipment	40,843	36,504	13,346
Additional capitalization of borrowing costs as property and equipment	17,052	2,364	217
Reversal of deferred tax in relation to land use rights	(4,407)	(4,055)	(2,642)
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	4,695	4,695	2,505
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	(2,029)	(2,029)	(2,029)
Additional share-based compensation recognized	(1,689)	(468)	(1,639)
Reduction in amortization of deferred financing costs	7,480	7,152	3,386
Financing costs recognized as part of loss on extinguishment of debt	(6,523)	—	(29,328)
Additional deferred revenue on point-loyalty programs	(5,581)	—	—
Reduction in net loss attributable to noncontrolling interests[1]	(22,507)	(15,148)	(5,220)
Net income attributable to Melco Crown Entertainment Limited as reported under IFRS	$ 664,797	$ 446,218	$ 273,252
Net income attributable to Melco Crown Entertainment Limited per share under IFRS:			
Basic	$ 0.403	$ 0.271	$ 0.170
Diluted	$ 0.399	$ 0.269	$ 0.169
Weighted average shares used in net income attributable to Melco Crown Entertainment Limited per share calculation under IFRS:			
Basic	1,649,678,643	1,645,346,902	1,604,213,324
Diluted	1,664,780,594	1,658,485,592	1,618,034,027

	December 31, 2013	2012
The Company's shareholders' equity as reported under U.S. GAAP	$ 4,246,670	$ 3,385,939
IFRS adjustments:		
Capitalization of amortization of land use rights as property and equipment	138,490	97,647
Additional capitalization of borrowing costs as property and equipment	21,122	4,070
Reduction in amortization of deferred financing costs	18,018	10,538
Reversal of deferred tax in relation to land use rights	(19,617)	(15,210)
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	16,737	12,042
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	(9,655)	(7,626)
Financing costs recognized as part of loss on extinguishment of debt	(35,851)	(29,328)
Additional deferred revenue on point-loyalty programs	(5,581)	—
Reduction in net loss attributable to noncontrolling interests	(42,875)	(20,368)
Noncontrolling interests' share on additional share-based compensation recognized in additional paid-in capital	(614)	—
The Company's shareholders' equity as reported under IFRS	$ 4,326,844	$ 3,437,704

Melco Crown Entertainment Limited Annual Report 2013 185

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

30. DIFFERENCES BETWEEN U.S. GAAP AND IFRS (CONTINUED)

A reconciliation of the significant consolidated balance sheets accounts from amounts as reported under U.S. GAAP to amounts as reported under IFRS is as follows:

	December 31, 2013	2012
Property and equipment, net:		
As reported	$ 3,308,846	$ 2,684,094
IFRS adjustments:		
Capitalization of amortization of land use rights as property and equipment	139,528	98,685
Additional capitalization of borrowing costs as property and equipment	21,122	4,070
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	(9,655)	(7,626)
Capitalization of start-up costs as property and equipment	910	910
Under IFRS	$ 3,460,751	$ 2,780,133
Deferred financing costs:		
As reported	$ 114,431	$ 65,930
IFRS adjustments[2]:		
Reduction in amortization of deferred financing costs	18,018	10,538
Financing costs recognized as part of loss on extinguishment of debt	(35,851)	(29,328)
Under IFRS	$ 96,598	$ 47,140
Land use rights, net:		
As reported	$ 951,618	$ 989,984
IFRS adjustments:		
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	16,737	12,042
Reversal of deferred tax liabilities recognized upon acquisition of land use rights	(79,707)	(79,707)
Reduction in land use rights recognized upon acquisition of assets and liabilities as a result of capitalization of amortization of land use rights and start-up costs as property and equipment	(1,948)	(1,948)
Under IFRS	$ 886,700	$ 920,371
Accrued expenses and other current liabilities:		
As reported	$ 928,751	$ 850,841
IFRS adjustment:		
Additional deferred revenue on point-loyalty programs	5,581	—
Under IFRS	$ 934,332	$ 850,841
Deferred tax liabilities:		
As reported	$ 62,806	$ 66,350
IFRS adjustments:		
Reversal of deferred tax in relation to land use rights	19,617	15,210
Reversal of deferred tax liabilities recognized upon acquisition of land use rights	(79,707)	(79,707)
Under IFRS	$ 2,716	$ 1,853

186 Melco Crown Entertainment Limited Annual Report 2013

30. DIFFERENCES BETWEEN U.S. GAAP AND IFRS (CONTINUED)

	December 31, 2013	2012
Additional paid-in capital:		
As reported	$ 3,479,399	$ 3,235,835
IFRS adjustments:		
Additional share-based compensation recognized	8,196	6,493
Noncontrolling interests' share on additional share-based compensation recognized in additional paid-in capital	(618)	—
Under IFRS	$ 3,486,977	$ 3,242,328
Accumulated other comprehensive losses:		
As reported	$ 15,592	$ 1,057
IFRS adjustment:		
Foreign currency translation adjustment on additional share-based compensation recognized	10	—
Under IFRS	$ 15,602	$ 1,057
Retained earnings:		
As reported	$ 772,156	$ 134,693
IFRS adjustments:		
Capitalization of amortization of land use rights as property and equipment	138,490	97,647
Additional capitalization of borrowing costs as property and equipment	21,122	4,070
Reversal of deferred tax in relation to land use rights	(19,617)	(15,210)
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	16,737	12,042
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	(9,655)	(7,626)
Additional share-based compensation recognized	(8,182)	(6,493)
Reduction in amortization of deferred financing costs	18,018	10,538
Financing costs recognized as part of loss on extinguishment of debt	(35,851)	(29,328)
Additional deferred revenue on point-loyalty programs	(5,581)	—
Reduction in net loss attributable to noncontrolling interests	(42,875)	(20,368)
Under IFRS	$ 844,762	$ 179,965
Noncontrolling interests:		
As reported	$ 678,312	$ 354,817
IFRS adjustments:		
Noncontrolling interests' share on capitalization of amortization of land use rights as property and equipment	35,851	19,940
Noncontrolling interests' share on decrease in amortization of land use rights as a result of change in assigned value of land use rights	3,630	2,128
Noncontrolling interests' share on additional capitalization of borrowing costs as property and equipment	7,512	354
Noncontrolling interests' share on reversal of deferred tax in relation to land use rights	(3,504)	(2,054)
Under IFRS	$ 721,801	$ 375,185

Melco Crown Entertainment Limited Annual Report 2013 187

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

30. DIFFERENCES BETWEEN U.S. GAAP AND IFRS (CONTINUED)

A reconciliation of the significant consolidated statements of operations accounts from amounts as reported under U.S. GAAP to amounts as reported under IFRS is as follows:

	Year Ended December 31, 2013	2012	2011
Casino revenue:			
As reported	$ 4,941,487	$ 3,934,761	$ 3,679,423
IFRS adjustment[3]:			
Additional deferred revenue on point-loyalty programs	(5,581)	—	—
Under IFRS	$ 4,935,906	$ 3,934,761	$ 3,679,423
General and administrative expenses:			
As reported	$ 255,780	$ 226,980	$ 220,224
IFRS adjustment:			
Additional share-based compensation recognized	1,689	468	1,639
Under IFRS	$ 257,469	$ 227,448	$ 221,863
Amortization of land use rights:			
As reported	$ 64,271	$ 59,911	$ 34,401
IFRS adjustments:			
Capitalization of amortization of land use rights as property and equipment	(40,843)	(36,504)	(13,346)
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	(4,695)	(4,695)	(2,505)
Under IFRS	$ 18,733	$ 18,712	$ 18,550
Depreciation and amortization:			
As reported	$ 261,298	$ 261,449	$ 259,224
IFRS adjustment:			
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	2,029	2,029	2,029
Under IFRS	$ 263,327	$ 263,478	$ 261,253
Interest expenses, net of capitalized interest:			
As reported	$ 152,660	$ 109,611	$ 113,806
IFRS adjustment:			
Additional capitalization of borrowing costs as property and equipment	(17,052)	(2,364)	(217)
Under IFRS	$ 135,608	$ 107,247	$ 113,589
Amortization of deferred financing costs:			
As reported	$ 18,159	$ 13,272	$ 14,203
IFRS adjustment:			
Reduction in amortization of deferred financing costs	(7,480)	(7,152)	(3,386)
Under IFRS	$ 10,679	$ 6,120	$ 10,817
Loss on extinguishment of debt:			
As reported	$ 50,935	$ —	$ 25,193
IFRS adjustment:			
Financing costs recognized as part of loss on extinguishment of debt	6,523	—	29,328
Under IFRS	$ 57,458	$ —	$ 54,521

188 Melco Crown Entertainment Limited Annual Report 2013

30. DIFFERENCES BETWEEN U.S. GAAP AND IFRS (CONTINUED)

	Year Ended December 31,		
	2013	2012	2011
Income tax (expense) credit:			
As reported	$ (2,441)	$ 2,943	$ 1,636
IFRS adjustment:			
Reversal of deferred tax in relation to land use rights	(4,407)	(4,055)	(2,642)
Under IFRS	$ (6,848)	$ (1,112)	$ (1,006)
Net loss attributable to noncontrolling interests:			
As reported	$ 59,450	$ 18,531	$ 5,812
IFRS adjustments:			
Noncontrolling interests' share on capitalization of amortization of land use rights as property and equipment	(15,911)	(14,602)	(5,338)
Noncontrolling interests' share on decrease in amortization of land use rights as a result of change in assigned value of land use rights	(1,502)	(1,502)	(626)
Noncontrolling interests' share on additional capitalization of borrowing costs as property and equipment	(7,158)	(354)	—
Noncontrolling interests' share on reversal of deferred tax in relation to land use rights	1,450	1,310	744
Noncontrolling interests' share on additional share-based compensation recognized in additional paid-in capital	614	—	—
Under IFRS	$ 36,943	$ 3,383	$ 592

Notes

(1) The amount represents the effect attributable to noncontrolling interests as a result of the differences between U.S. GAAP and IFRS.

(2) The IFRS adjustment does not include the reclassification of the deferred financing costs as a reduction of the debt balance as this has no effect on the Company's shareholders' equity or net income attributable to Melco Crown Entertainment Limited.

(3) The IFRS adjustment does not include the reclassification of the casino expense as a reduction of the casino revenue as this has no effect on the Company's shareholders' equity or net income attributable to Melco Crown Entertainment Limited.

Melco Crown Entertainment Limited Annual Report 2013 189

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

31. PARTICULARS OF SUBSIDIARIES OF THE COMPANY

Particulars of subsidiaries are as follows:

Name of Subsidiary	Place of Incorporation/ Establishment/ Operation	Nominal Value of Issued and Fully Paid Share Capital/Quota Capital	Attributable Proportion of Nominal Value of Issued Share Capital/ Quota Capital Held by the Group 2013	2012	Principal Activities
Altira Developments	Macau	Ordinary shares — MOP3,000,000	100%**	100%**	Casino and hotel development
Altira Hotel	Macau	Quota capital — MOP25,000	100%**	100%**	Hotel related businesses
COD Theatre Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Performance theatre show operations
Golden Future (Management Services) Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Management services provider
MCE Cotai	Cayman Islands	Ordinary share — US$0.01	100%**	100%**	Investment holding
MCE (IP) Holdings Limited	BVI	Ordinary share — US$1	100%**	N/A	Trademark licensing
MCE Transportation	BVI/Macau	Ordinary share — US$1	100%**	100%**	Aircraft owning and leasing
MCE Transportation Two Limited	BVI	Ordinary share — US$1	100%**	N/A	Aircraft owning and leasing
MCE Finance	Cayman Islands	Ordinary shares — US$12.02	100%*	100%*	Financing
MCE Holdings Limited	Cayman Islands	Ordinary share — US$0.01	100%*	100%*	Investment holding
MCE Holdings Three Limited	Cayman Islands	Ordinary shares — Class A shares: US$0.4 Class B shares: US$1.6	100%**	100%**	Investment holding
MCE Holdings Two Limited	BVI	Ordinary share — US$1	100%*	100%*	Investment holding
MCE Holdings (Philippines) Corporation	The Philippines	Common shares — PHP187,894,500	76.38%**	100%**	Investment holding
MCE Holdings No. 2 (Philippines) Corporation	The Philippines	Common shares — PHP187,894,500	76.38%**	100%**	Investment holding
MCE International Limited	Hong Kong	Ordinary share — HK$1	100%*	100%*	Marketing services provider
MCE Management Limited	Hong Kong	Ordinary share — HK$1	100%*	100%*	Inactive
MCP	The Philippines	Common shares[1] — PHP4,426,303,300	76.38%**	88.16%**	Investment holding
MCE Investments	BVI	Ordinary share — US$1	100%**	100%**	Investment holding
MCE Investments No.2	The Philippines	Common shares — PHP60,000	100%**	100%**	Investment holding

190 Melco Crown Entertainment Limited Annual Report 2013

31. PARTICULARS OF SUBSIDIARIES OF THE COMPANY (CONTINUED)

Name of Subsidiary	Place of Incorporation/ Establishment/ Operation	Nominal Value of Issued and Fully Paid Share Capital/Quota Capital	Attributable Proportion of Nominal Value of Issued Share Capital/ Quota Capital Held by the Group 2013	2012	Principal Activities
MCE Leisure	The Philippines	Common shares — PHP187,894,500	76.38%**	100%**	Integrated casino and entertainment resort development
Melco Crown (Cafe) Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Catering operations and management services provider
Melco Crown COD (CT) Hotel Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Inactive
Melco Crown (COD) Developments	Macau	Quota capital — MOP1,000,000	100%**	100%**	Integrated entertainment resort development
Melco Crown COD (GH) Hotel Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Hotel related businesses
Melco Crown (COD) Hotels	Macau	Quota capital — MOP25,000	100%**	100%**	Hotel related businesses
Melco Crown COD (HR) Hotel Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Inactive
Melco Crown (COD) Retail Services Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Retail and shops operations
Melco Crown (COD) Ventures Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Inactive
Melco Crown Macau	Macau	Ordinary shares — Class A shares(2): MOP280,000,000 Class B shares(3): MOP720,000,000	100%**(4)	100%**(4)	Casino operations and investment holding
Melco Crown Hospitality and Services Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Management services provider
Melco Crown (Macau Peninsula) Developments Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Management services provider
Melco Crown (Macau Peninsula) Hotel Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Inactive
Melco Crown Security Services Limited	Macau	Quota capital — MOP1,000,000	100%**	100%**	Management services provider
Mocha Cafe Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Inactive
Mocha Slot Group Limited	BVI/Macau	Ordinary shares — US$100	100%**	100%**	Investment holding
Mocha Slot Management Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Inactive
MPEL Cotai Developments Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Inactive
MPEL International Limited	Cayman Islands	Ordinary shares — US$4	100%**	100%**	Investment holding
MPEL Investments Limited	Cayman Islands	Ordinary shares — US$2.02	100%**	100%**	Investment holding
MPEL Nominee One Limited	Cayman Islands	Ordinary share — US$0.01	100%**	100%**	Investment holding

Melco Crown Entertainment Limited Annual Report 2013 191

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

31. PARTICULARS OF SUBSIDIARIES OF THE COMPANY (CONTINUED)

Name of Subsidiary	Place of Incorporation/ Establishment/ Operation	Nominal Value of Issued and Fully Paid Share Capital/Quota Capital	Attributable Proportion of Nominal Value of Issued Share Capital/ Quota Capital Held by the Group 2013	2012	Principal Activities
MPEL Nominee Three Limited	Cayman Islands	Ordinary share — US$0.01	100%**	100%**	Investment holding
MPEL Nominee Two Limited	Cayman Islands	Ordinary share — US$0.01	100%**	100%**	Investment holding
MPEL Projects Limited	BVI	Ordinary share — US$1	100%**	100%**	Investment holding
MPEL Properties (Macau) Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Property holding
MPEL Services Limited	Hong Kong	Ordinary share — HK$1	100%*	100%*	Management services provider
MPEL Services (US) Ltd.	United States of America	Common stock — US$100,000	N/A	100%**	Inactive and dissolved on June 21, 2013
MPEL Ventures Limited	BVI	Ordinary share — US$1	100%*	100%*	Investment holding
Studio City Developments	Macau	Quota capital — MOP6,000,000	60%**	60%**	Integrated entertainment resort development
Studio City Hospitality and Services Limited	Macau	Quota capital — MOP25,000	60%**	60%**	Management services provider
Studio City Hotels Limited	Macau	Quota capital — MOP25,000	60%**	60%**	Hotel related businesses
Studio City Retail Services Limited	Macau	Quota capital — MOP25,000	60%**	N/A	Retail and shops operations
Studio City Services Limited	Macau	Quota capital — MOP25,000	60%**	60%**	Investment holding
SCIP Holdings Limited	BVI	Ordinary share — US$1	60%**	N/A	Holding of intellectual property rights
SCP Holdings Limited	BVI	Ordinary share — US$1	60%**	60%**	Investment holding
SCP One Limited	BVI	Ordinary share — US$1	60%**	60%**	Investment holding
SCP Two Limited	BVI	Ordinary share — US$1	60%**	60%**	Investment holding
Studio City Entertainment Limited	Macau	Quota capital — MOP100,000	60%**	60%**	Management services provider
Studio City Company	BVI	Ordinary share — US$1	60%**	60%**	Financing
Studio City Finance	BVI	Ordinary share — US$1	60%**	60%**	Financing
Studio City (HK) Limited	Hong Kong	Ordinary share — HK$1	60%**	60%**	Management services provider
Studio City Holdings Limited	BVI	Ordinary share — US$1	60%**	60%**	Investment holding
Studio City Holdings Two Limited	BVI	Ordinary share — US$1	60%**	60%**	Investment holding

192 Melco Crown Entertainment Limited Annual Report 2013

31. PARTICULARS OF SUBSIDIARIES OF THE COMPANY (CONTINUED)

Name of Subsidiary	Place of Incorporation/ Establishment/ Operation	Nominal Value of Issued and Fully Paid Share Capital/Quota Capital	Attributable Proportion of Nominal Value of Issued Share Capital/ Quota Capital Held by the Group 2013	2012	Principal Activities
Studio City Holdings Three Limited	BVI	Ordinary share — US$1	60%**	60%**	Investment holding
Studio City Holdings Four Limited	BVI	Ordinary share — US$1	60%**	60%**	Investment holding
Studio City Holdings Five Limited	BVI	Ordinary share — US$1	60%**	N/A	Investment holding
Studio City International	BVI	Ordinary shares — US$10,000	60%**	60%**	Investment holding
Studio City Investments	BVI	Ordinary share — US$1	60%**	60%**	Investment holding
Zeus Power Ventures Limited	BVI	Ordinary share — US$1	100%**	100%**	Investment holding

* Directly owned by the Company

** Indirectly owned by the Company

Notes

(1) As of December 31, 2012, MCP had two classes of shares of which the class A shares and class B shares had equal voting and dividend rights. The class A shares of MCP can only be held by, issued, transferred and conveyed only to Philippine citizens or corporations at least 60% of the total outstanding stock of which was owned by Philippine citizens, whereas subject to the proviso below the class B shares of MCP can be held by, issued, transferred and conveyed to foreign or Philippine citizens or corporations, provided that the total number of class B shares which shall at any time be subscribed, issued or outstanding shall in no case exceed four-sixth of the number of class A shares then subscribed, issued and outstanding, or 40% of the aggregate number of shares then outstanding.

On February 19, 2013, the stockholders of MCP approved the declassification of the existing 900 million authorized share capital of MCP, consisting of 60% Class A shares and 40% Class B shares to a single class of common share and denial of pre-emptive rights. The declassification of existing share capital was approved by the Philippine SEC on March 5, 2013.

(2) The holders of the class A shares of Melco Crown Macau, as a group, are entitled to an annual dividend in an amount in the aggregate of up to MOP1 (the "Class A Dividend") and a preferential distribution in the event of liquidation of Melco Crown Macau or return of capital to the class A shares in an amount in the aggregate of up to MOP1 (the "Class A Capital Distribution"), and shall be entitled to no other dividends, distributions, return of capital, liquidation proceeds, return of par value, or other sum of any type from Melco Crown Macau.

(3) The class B shares of Melco Crown Macau in the aggregate represent the entire rights to receive dividends and other distributions from, and capital of, Melco Crown Macau, after payment of the Class A Dividend and the Class A Capital Distribution in respect of class A shares. The holders of the class B shares, in proportion to their ownership thereof, shall be entitled to receive any dividends, distributions, capital, liquidation proceeds, par value, or other emoluments that may at any time be paid to or received by the holders of the class A shares, except the Class A Dividend and the Class A Capital Distribution.

(4) Certain Macau laws require companies limited by shares *(sociedade anónima)* incorporated in Macau to have a minimum of three shareholders, and all gaming concessionaires and subconcessionaires to be managed by a Macau permanent resident, the managing director, who must hold at least 10% of the share capital of the concessionaire or subconcessionaire. In accordance with such Macau laws, approximately 90% of the share capital of Melco Crown Macau is indirectly owned by the Company. While the Group complies with the Macau laws, Melco Crown Macau is considered an indirectly 100% owned subsidiary of the Company for purposes of the consolidated financial statements of the Company because the economic interest of the 10% holding of the managing director is limited to, in aggregate with other class A shareholders, MOP1 on the winding up or liquidation of Melco Crown Macau and to receive an aggregate annual dividend of MOP1.

None of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year except for the 2013 Senior Notes and the 2010 Senior Notes issued by MCE Finance and the Studio City Notes issued by Studio City Finance as disclosed in Note 12, which the Group had no interest.

Melco Crown Entertainment Limited Annual Report 2013 193

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

32. SUBSEQUENT EVENTS

(a) On January 24, 2014, the Philippine Notes of PHP15 billion (equivalent to $336,825) was completed and issued and MCE Leisure received net proceeds, after deducting the underwriting commissions, from the offering of PHP14,769,230,769 (equivalent to $331,643), further details of the Philippine Notes is disclosed in Note 12.

(b) On January 29, 2014, the land grant amendment process for Cotai Land was completed with the publication in the Macau of?cial gazette of such proposed amendment.

(c) On February 18, 2014, one of the Group’s subsidiaries completed the transaction for the sale of its properties as disclosed in Note 4 and received the remaining amount of HK$230,000,000 (equivalent to $29,563).

(d) On February 25, 2014, the Company’s Board of Directors announced a proposal of declaration and payment of a special dividend of $0.1147 per share based on the Company’s 1,666,633,448 ordinary shares in issue on the same date out of its share premium account, with total amount approximately $191,163 (the “Special Dividend”) and adoption of a new dividend policy (the “New Dividend Policy”). The declaration and payment of Special Dividend is conditional upon the satisfaction of certain conditions, including i) the Company’s shareholders’ approval, which has been obtained at the extraordinary general meeting held on March 26, 2014 (“EGM”); and ii) the Company’s Board of Directors being satis?ed that the Company will be able to pay its debts as they fall due in the ordinary course of business immediately after payment of the Special Dividend. Following the grant of the Company’s shareholders’ approval at the EGM, the Special Dividend is expected to be paid in cash on or about April 16, 2014 to those shareholders whose names appear on the Company’s register of members at close of business on April 4, 2014, being the record date for determination of entitlements to the Special Dividend. The Special Dividend will be re?ected as appropriation of reserve in the year 2014.

The New Dividend Policy became effective upon the approval by the Company’s Board of Directors on February 25, 2014. Under the New Dividend Policy, subject to the Company’s capacity to pay from accumulated and future earnings and the cash balance and future commitments at the time of declaration of dividend, the Company intends to provide its shareholders with quarterly dividends in an aggregate amount per year of approximately 30% of the Company’s annual consolidated net income attributable to Melco Crown Entertainment Limited, commencing from the ?rst quarter of 2014. The New Dividend Policy also allows the Company to declare special dividends from time to time in addition to the quarterly dividends.

(e) On February 28, 2014, Melco Crown Macau’s Board of Directors proposed the final dividend of MOP3,365,628,000 (equivalent to $420,000), with MOP1 to be distributed to the holders of the class A shares of Melco Crown Macau as a group and with the remaining amount of MOP3,365,627,999 (equivalent to $420,000), representing approximately MOP467.45 per class B share of Melco Crown Macau, to be distributed to the holder of the class B shares. The proposed final dividend of Melco Crown Macau is subject to the approval of Melco Crown Macau’s shareholders, which was subsequently approved at Melco Crown Macau’s annual general meeting held on March 21, 2014.

194 Melco Crown Entertainment LimitedAnnual Report 2013

Additional Information — Financial Statement Schedule 1
Financial Information of Parent Company

(In thousands of U.S. dollars, except share and per share data)

BALANCE SHEETS

	December 31, 2013	2012
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 3,414	$ 2,887
Restricted cash	—	367,645
Amounts due from affiliated companies	—	1,113
Amounts due from subsidiaries	74,930	77,471
Income tax receivable	—	266
Prepaid expenses and other current assets	3,717	2,448
Total current assets	82,061	451,830
INVESTMENTS IN SUBSIDIARIES[1]	5,492,941	4,123,067
DEFERRED FINANCING COST	—	1,427
TOTAL ASSETS	$ 5,575,002	$ 4,576,324
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accrued expenses and other current liabilities	$ 2,336	$ 6,465
Income tax payable	128	—
Amounts due to affiliated companies	1,783	59
Amounts due to subsidiaries	181,819	181,371
Amounts due to shareholders	67	—
Current portion of long-term debt	—	720,923
Total current liabilities	186,133	908,818
ADVANCE FROM A SUBSIDIARY	1,142,199	281,567
SHAREHOLDERS' EQUITY		
Ordinary shares at US$0.01 par value per share (Authorized — 7,300,000,000 shares as of December 31, 2013 and 2012 and issued — 1,666,633,448 and 1,658,059,295 shares as of December 31, 2013 and 2012, respectively)	16,667	16,581
Treasury shares, at cost (16,222,246 and 11,267,038 shares as of December 31, 2013 and 2012, respectively)	(5,960)	(113)
Additional paid-in capital	3,479,399	3,235,835
Accumulated other comprehensive losses	(15,592)	(1,057)
Retained earnings	772,156	134,693
Total shareholders' equity	4,246,670	3,385,939
TOTAL LIABILITIES AND EQUITY	$ 5,575,002	$ 4,576,324
NET CURRENT LIABILITIES	$ (104,072)	$ (456,988)
TOTAL ASSETS LESS CURRENT LIABILITIES	$ 5,388,869	$ 3,667,506

Note

(1) Amounts included investments in unlisted subsidiaries of $3,019,495 (2012: $2,423,416), investment in a listed subsidiary of $303,159 (2012: $24,770) and advances to subsidiaries of $2,170,287 (2012: $1,674,881).

Melco Crown Entertainment Limited Annual Report 2013 195

Additional Information — Financial Statement Schedule 1
Financial Information of Parent Company

(In thousands of U.S. dollars, except share and per share data)

STATEMENTS OF SHAREHOLDERS' EQUITY

	Ordinary Shares		Treasury Shares		Additional	Accumulated Other Comprehensive	(Accumulated Losses) Retained	Total Shareholders'
	Shares	Amount	Shares	Amount	Paid-in Capital	Losses	Earnings	Equity
BALANCE AT JANUARY 1, 2011	1,605,658,111	$ 16,056	(8,409,186)	$ (84)	$ 3,095,730	$ (11,345)	$ (577,166)	$ 2,523,191
Net income for the year	—	—	—	—	—	—	294,656	294,656
Foreign currency translation adjustment	—	—	—	—	—	(149)	—	(149)
Change in fair value of interest rate swap agreements	—	—	—	—	—	6,111	—	6,111
Change in fair value of forward exchange rate contracts	—	—	—	—	—	39	—	39
Reclassification to earnings upon discontinuance of hedge accounting	—	—	—	—	—	4,310	—	4,310
Share-based compensation	—	—	—	—	8,624	—	—	8,624
Shares issued upon restricted shares vested	310,575	3	—	—	(3)	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options	6,920,386	69	(6,920,386)	(69)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	941,648	9	(9)	—	—	—
Exercise of share options	—	—	3,835,596	38	3,912	—	—	3,950
Issuance of shares for conversion of shareholders' loans	40,211,930	403	—	—	115,020	—	—	115,423
BALANCE AT DECEMBER 31, 2011	1,653,101,002	16,531	(10,552,328)	(106)	3,223,274	(1,034)	(282,510)	2,956,155
Net income for the year	—	—	—	—	—	—	417,203	417,203
Foreign currency translation adjustment	—	—	—	—	—	16	—	16
Change in fair value of forward exchange rate contracts	—	—	—	—	—	99	—	99
Reclassification to earnings upon settlement of forward exchange rate contracts	—	—	—	—	—	(138)	—	(138)
Share-based compensation	—	—	—	—	8,973	—	—	8,973
Shares issued for future vesting of restricted shares and exercise of share options	4,958,293	50	(4,958,293)	(50)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	1,276,634	13	(13)	—	—	—
Cancellation of vested restricted shares	—	—	(6)	—	—	—	—	—
Exercise of share options	—	—	2,966,955	30	3,601	—	—	3,631
BALANCE AT DECEMBER 31, 2012	1,658,059,295	16,581	(11,267,038)	(113)	3,235,835	(1,057)	134,693	3,385,939
Net income for the year	—	—	—	—	—	—	637,463	637,463
Foreign currency translation adjustment	—	—	—	—	—	(14,535)	—	(14,535)
Share-based compensation	—	—	—	—	14,119	—	—	14,119
Shares purchased under trust arrangement for future vesting of restricted shares	—	—	(1,121,838)	(8,770)	—	—	—	(8,770)
Transfer of shares purchased under trust arrangement for restricted shares vested	—	—	378,579	2,965	(2,965)	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options	8,574,153	86	(8,574,153)	(86)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	1,297,902	13	(13)	—	—	—
Exercise of share options	—	—	3,064,302	31	4,888	—	—	4,919
Change in shareholding of the Philippines subsidiaries	—	—	—	—	227,535	—	—	227,535
BALANCE AT DECEMBER 31, 2013	1,666,633,448	$ 16,667	(16,222,246)	$ (5,960)	$ 3,479,399	$ (15,592)	$ 772,156	$ 4,246,670

196 Melco Crown Entertainment Limited Annual Report 2013

NOTES TO FINANCIAL STATEMENT SCHEDULE 1

1. Basis of Presentation

The condensed financial information has been prepared using the same accounting policies as set out in the Company’s consolidated ? nancial statements except that the parent company has used equity method to account for its investments in subsidiaries.

Melco Crown Entertainment LimitedAnnual Report 2013 197

Financial Summary

	Year Ended December 31,				
	2013	2012	2011	2010	2009
	(In thousands of US$, except share and per share data and operating data)				
Consolidated Statements of Operations Data:					
Net revenues	$ 5,087,178	$ 4,078,013	$ 3,830,847	$ 2,641,976	$ 1,332,873
Total operating costs and expenses	$ (4,247,354)	$ (3,570,921)	$ (3,385,737)	$ (2,549,464)	$ (1,604,920)
Operating income (loss)	$ 839,824	$ 507,092	$ 445,110	$ 92,512	$ (272,047)
Net income (loss)	$ 578,013	$ 398,672	$ 288,844	$ (10,525)	$ (308,461)
Net loss attributable to noncontrolling interests	$ 59,450	$ 18,531	$ 5,812	$ —	$ —
Net income (loss) attributable to Melco Crown Entertainment	$ 637,463	$ 417,203	$ 294,656	$ (10,525)	$ (308,461)
Net income (loss) attributable to Melco Crown Entertainment per share					
— Basic	$ 0.386	$ 0.254	$ 0.184	$ (0.007)	$ (0.210)
— Diluted	$ 0.383	$ 0.252	$ 0.182	$ (0.007)	$ (0.210)
Net income (loss) attributable to Melco Crown Entertainment per ADS[1]					
— Basic	$ 1.159	$ 0.761	$ 0.551	$ (0.020)	$ (0.631)
— Diluted	$ 1.149	$ 0.755	$ 0.547	$ (0.020)	$ (0.631)
Weighted average shares used in net income (loss) attributable to Melco Crown Entertainment per share calculation					
— Basic	1,649,678,643	1,645,346,902	1,604,213,324	1,595,552,022	1,465,974,019
— Diluted	1,664,198,091	1,658,262,996	1,616,854,682	1,595,552,022	1,465,974,019

	December 31,				
	2013	2012	2011	2010	2009
	(In thousands of US$)				
Consolidated Balance Sheets Data:					
Cash and cash equivalents	$ 1,381,757	$ 1,709,209	$ 1,158,024	$ 441,923	$ 212,598
Bank deposits with original maturity over three months	626,940	—	—	—	—
Restricted cash	1,143,665	1,414,664	364,807	167,286	236,119
Total assets	8,813,639	7,947,466	6,269,980	4,884,440	4,862,845
Total current liabilities	1,237,970	1,721,666	603,119	675,604	521,643
Total debts[2]	2,533,539	3,194,864	2,325,980	1,839,931	1,798,879
Total liabilities	3,888,657	4,206,710	3,082,328	2,361,249	2,353,801
Noncontrolling interests	678,312	354,817	231,497	—	—
Total equity	4,924,982	3,740,756	3,187,652	2,523,191	2,509,044
Ordinary shares	16,667	16,581	16,531	16,056	15,956

(1) Each ADS represents three ordinary shares.

(2) Includes amounts due to shareholders within one year, loans from shareholders and current and non-current portion of long-term debt.

198 Melco Crown Entertainment Limited Annual Report 2013

Corporate Information

BOARD OF DIRECTORS

EXECUTIVE DIRECTOR

Mr. Lawrence Yau Lung Ho

(Co-Chairman and Chief Executive Of? cer)

NON-EXECUTIVE DIRECTORS

Mr. James Douglas Packer (Co-Chairman) Mr. John Peter Ben Wang Mr. Clarence Yuk Man Chung Mr. William Todd Nisbet Mr. Rowen Bruce Craigie

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. James Andrew Charles MacKenzie Mr. Thomas Jefferson Wu Mr. Alec Yiu Wa Tsui Mr. Robert Wason Mactier

AUDIT COMMITTEE

Mr. James Andrew Charles MacKenzie (Chairman) Mr. Thomas Jefferson Wu Mr. Alec Yiu Wa Tsui

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Mr. Alec Yiu Wa Tsui (Chairman) Mr. Thomas Jefferson Wu Mr. Robert Wason Mactier

COMPENSATION COMMITTEE

Mr. Thomas Jefferson Wu (Chairman) Mr. Alec Yiu Wa Tsui Mr. Robert Wason Mactier

REGISTERED OFFICE IN CAYMAN ISLANDS

190 Elgin Avenue

George Town

Grand Cayman KY1-9005

Cayman Islands

PRINCIPAL PLACE OF BUSINESS AND HEAD OFFICE IN MACAU

22/F, Golden Dragon Centre Avenida Xian Xing Hai Macau

PLACE OF BUSINESS IN HONG KONG

36/F, The Centrium

60 Wyndham Street

Central

Hong Kong

LEGAL ADVISORS

AS TO HONG KONG LAW AND U.S. LAW

Latham & Watkins

AS TO MACAU LAW

Manuela António — Lawyers and Notaries

AS TO CAYMAN ISLANDS LAW

Walkers

AUDITOR

Messrs. Deloitte Touche Tohmatsu

COMPANY SECRETARY

Ms. Stephanie Cheung

COMPANY’S WEBSITE

http://www.melco-crown.com

LISTING INFORMATION

Hong Kong stock code: 6883 NASDAQ symbol: MPEL

Melco Crown Entertainment LimitedAnnual Report 2013 199

Corporate Information

HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited Shops 1712–1716, 17th Floor Hopewell Centre 183 Queen’s Road East Wanchai Hong Kong

CAYMAN ISLANDS PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Intertrust Corporate Services (Cayman) Limited 190 Elgin Avenue George Town Grand Cayman KY1-9005 Cayman Islands

200 Melco Crown Entertainment LimitedAnnual Report 2013

De? nitions and Glossary

DEFINITIONS

“2006 Share Incentive Plan” refers to a share incentive plan as adopted and revised by the Board on November 28, 2006 and March 17, 2009 and as approved by the Shareholders on December 1, 2006 and May 19, 2009, respectively, which aims to provide incentives in the form of awards to consultants, employees and members of the Board with the view of promoting further success of our Company;

“2010 Senior Notes” refers to the initial notes (i.e. the US$600 million aggregate principal amount of 10.25% senior notes due 2018 issued by MCE

Finance on May 17, 2010 and fully redeemed on March 28, 2013) and the exchange notes (i.e. approximately 99.96% of the initial notes which were, on December 27, 2010, exchanged for 10.25% senior notes due 2018, registered under the U.S. Securities Act of 1933), collectively, which were fully redeemed on March 28, 2013;

“2011 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment agreement dated June 22, 2011, as amended from time to time between, among others, Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, comprising a term loan facility and a revolving credit facility, for a total amount of HK$9.36 billion (equivalent to approximately US$1.2 billion), and which reduce and remove certain restrictions in the City of Dreams Project Facility;

“2011 Share Incentive Plan” refers to a share incentive plan as adopted by our Company pursuant to a resolution passed by our Shareholder at an extraordinary general meeting on October 6, 2011 and became effective on the listing date, which aims to provide incentives in the form of awards to consultants, employees and members of the Board, with the view of promoting further success of our Company;

“2013 Senior Notes” refers to the US$1.0 billion aggregate principal amount of 5.00% senior notes due 2021 issued by MCE Finance on February 7, 2013;

“Adjusted EBITDA” refers to earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, and other non-operating income and expenses;

“Adjusted property EBITDA” refers to earnings before interest, taxes, depreciation, amortization, pre- opening costs, development costs, property charges and others, share-based compensation, Corporate and Others expenses and other non-operating income and expenses;

“ADSs” refers to our American depositary shares, each of which represents three Shares;

“Aircraft Term Loan” refers to the US$43.0 million term loan credit facility entered into by MCE

Transportation in June 2012 for the purpose of funding the acquisition of an aircraft;

“Altira Developments” refers to our subsidiary, Altira Developments Limited, a Macau company through which we hold the land and building for Altira Macau;

“Altira Hotel” refers to our subsidiary, Altira Hotel Limited, a Macau company through which we currently operate the hotel and other non-gaming businesses at Altira Macau;

“Altira Macau” refers to an integrated casino and hotel development that caters to Asian rolling chip customers, which opened in May 2007 and owned by Altira Developments;

“Amended and Restated Articles of Association” refers to our articles of association adopted on May 23, 2012;

“Board” and “Board of Directors” refer to the board of Directors or a duly constituted committee thereof;

Melco Crown Entertainment LimitedAnnual Report 2013 201

De? nitions and Glossary

“China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

“City of Dreams” refers to an integrated resort located on two adjacent pieces of land in Cotai, Macau, which opened in June 2009, and currently features a casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues, and owned by Melco Crown (COD) Developments;

“City of Dreams Manila” refers to a casino, hotel, retail and entertainment integrated resort located within Entertainment City, Manila being developed by MCE Leisure Philippines and the Philippine Parties and which, when completed, will be solely operated and managed by MCE Leisure Philippines;

“City of Dreams Project Facility” refers to the project facility dated September 5, 2007 entered into between, amongst others, Melco Crown Macau as borrower and certain other subsidiaries as guarantors, for a total sum of US$1.75 billion for the purposes of financing, among other things, certain project costs of City of Dreams, as amended and supplemented from time to time;

“Companies Ordinance” refers to the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

“Crown” refers to Crown Resorts Limited (formerly known as Crown Limited), an Australian-listed corporation, which completed its acquisition of the gaming businesses and investments of PBL, now known as Consolidated Media Holdings Limited, on December 12, 2007;

“Crown Asia Investments” refers to Crown Asia Investments Pty, Ltd., formerly known as PBL Asia Investments Limited, which is 100% indirectly owned by Crown, and was incorporated in the Cayman Islands but is now a registered Australian company;

“Crown Entertainment Group Holdings” refers to Crown Entertainment Group Holdings Pty, Ltd., a company incorporated on June 19, 2007 under the laws of Australia and a subsidiary of Crown;

“Deposit-Linked Loan” refers to a deposit linked facility for HK$2.7 billion (equivalent to approximately US$353.3 million based on exchange rate on transaction date) entered into on May 20, 2011, which is secured by a deposit of RMB2.3 billion (equivalent to approximately US$353.3 million based on exchange rate on transaction date) from the proceeds of the RMB Bonds and fully repaid in March 2013;

“DICJ” refers to the Direcçăo de Inspecçăo e Coordenaçăo de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

“Directors” refers to the director(s) of our Company;

“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

“Group” refers to our Company and our subsidiaries and, in respect of the period before our Company became the holding company of such subsidiaries, the entities which carried on the business of the present Group at the relevant time;

“HK$” and “H.K. dollars” refer to the legal currency of Hong Kong;

“HIBOR” refers to Hong Kong Interbank Offered Rate;

“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

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“IFRS” refers to International Financial Reporting Standards;

“Licensees” refers to holders of the Provisional Licence, which include MCE Leisure Philippines, MCE Holdings Philippines, MCE Holdings No. 2 and the Philippine Parties;

“Listing Rules” refers to the Rules Governing the Listing of Securities on the Stock Exchange, as amended, supplemented or otherwise modi?ed from time to time;

“Macau” and “Macau SAR” refer to the Macau Special Administrative Region of the PRC;

“MCE Finance” refers to our subsidiary, MCE Finance Limited, a Cayman Islands exempted company with limited liability;

“MCE Holdings No. 2” refers to our subsidiary, MCE Holdings No. 2 (Philippines) Corporation, a corporation incorporated in the Philippines and one of the Licensees holding the Provisional License;

“MCE Holdings Philippines” refers to our subsidiary, MCE Holdings (Philippines) Corporation, a corporation incorporated in the Philippines and one of the Licensees holding the Provisional License;

“MCE Leisure Philippines” refers to our subsidiary, MCE Leisure (Philippines) Corporation, a corporation incorporated in the Philippines and one of the Licensees holding the Provisional License;

“MCE Transportation” refers to our subsidiary, MCE Transportation Limited (formerly known as MCE Designs and Brands Limited), a company incorporated under the laws of the British Virgin Islands;

“MCP” refers to our subsidiary, Melco Crown (Philippines) Resorts Corporation (formerly known as Manchester International Holdings Unlimited Corporation), the shares of which are listed on the Philippine Stock Exchange;

“MCP Share(s)” refers to the common shares of MCP of par value PHP1.00 per share;

“MCP Share Incentive Plan” refers to the share incentive plan of MCP, with amendments, approved by MCP shareholders on June 21, 2013;

“Melco” refers to Melco International Development Limited, a Hong Kong listed company;

“Melco Crown (COD) Developments” refers to our subsidiary, Melco Crown (COD) Developments Limited, a Macau company through which we hold the land and buildings for City of Dreams;

“Melco Crown Macau” refers to our subsidiary, Melco Crown (Macau) Limited (formerly known as “Melco Crown Gaming (Macau) Limited” or “Melco PBL

Gaming (Macau) Limited”), a Macau company and the holder of our gaming subconcession;

“Melco Leisure” refers to Melco Leisure and Entertainment Group Limited, a company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Melco;

“Mocha Clubs” collectively refers to clubs with gaming machines, the first of which opened in September 2003, and are now the largest non-casino based operations of electronic gaming machines in Macau, and operated by Melco Crown Macau;

“Model Code” refers to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules;

“NASDAQ” refers to the National Association of Securities Dealers Automated Quotation System;

“New Cotai Holdings” refers to New Cotai Holdings, LLC, a company incorporated in Delaware, the United States on March 24, 2006 under the laws of Delaware, primarily owned by U.S. investment funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P.;

Melco Crown Entertainment LimitedAnnual Report 2013 203

De? nitions and Glossary

“our Subconcession” and “our gaming subconcession” refer to the Macau gaming subconcession held by Melco Crown Macau;

“PAGCOR” refers to Philippines Amusement and Gaming Corporation, the Philippines regulatory body with jurisdiction over all gaming activities in the Philippines except for lottery, sweepstakes, cockfighting, horse racing and gaming inside the Cagayan Export Zone;

“Patacas” and “MOP” refer to the legal currency of Macau;

“PBL” refers to Publishing and Broadcasting Limited, an Australian-listed corporation that is now known as Consolidated Media Holdings Limited;

“Philippine Notes” refers to the PHP15 billion aggregate principal amount of 5.00% senior notes due 2019 issued by MCE Leisure Philippines on January 24, 2014;

“Philippine Parties” refers to SM Investments Corporation, Belle Corporation and PremiumLeisure and Amusement, Inc.;

“Philippine Peso” or “PHP” refers to the legal currency of the Philippines;

“Philippine Stock Exchange” refers to The Philippine Stock Exchange, Inc.;

“Provisional License” refers to the provisional license issued by PAGCOR on December 12, 2008 for the development of an integrated tourism resort and to establish and operate a casino within

Entertainment City in Manila, the Philippines; MCE Leisure Philippines, MCE Holdings Philippines, MCE Holdings No. 2 and the Philippine Parties were named as colicensees under the Amended Certi?cate of Af?liation and Provisional License dated January 28, 2013; references to the Provisional License include, where the context requires, any regular license issued to replace the provisional license as described in “The Provisional License.”;

“Renminbi” and “RMB” refer to the legal currency of China;

“RMB Bonds” refers to the RMB2.3 billion (equivalent to approximately US$353.3 million based on exchange rate on transaction date) aggregate principal amount of 3.75% bonds due 2013 issued by our Company on May 9, 2011 and fully redeemed on March 11, 2013;

“SCI” refers to Studio City International Holdings Limited (formerly known as Cyber One Agents Limited), a company incorporated in the British Virgin Islands with limited liability that is 60% owned by one of our subsidiaries and 40% owned by New Cotai Holdings through its wholly owned subsidiary New Cotai, LLC;

“SEC” refers to the U.S. Securities and Exchange Commission;

“SFO” refers to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modi?ed from time to time;

“SGX-ST” refers to Singapore Exchange Securities Trading Limited;

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“Share(s)” refer to our ordinary share(s), par value of US$0.01 each;

“Shareholder(s)” refers to holder(s) of our Share(s) from time to time;

“Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;

“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau;

“Studio City Developments” refers to our subsidiary, Studio City Developments Limited (formerly known as MSC Desenvolvimentos, Limitada and East Asia Satellite Television Limited), a Macau company in which we own 60% of the equity interest;

“Studio City Finance” refers to Studio City Finance Limited, which is a company incorporated in the British Virgin Islands with limited liability, is also a wholly-owned indirect subsidiary of SCI and the issuer of the Studio City Notes;

“Studio City Notes” refers to the US$825.0 million aggregate principal amount of 8.50% senior notes due 2020 issued by Studio City Finance on November 26, 2012;

“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013, entered into between, among others, Studio City Company Limited as borrower and certain subsidiaries as guarantors for a total sum of HK$10,855,880,000 and consisting of a delayed draw term loan facility and a revolving credit facility;

“TWD” and “New Taiwan dollars” refer to the legal currency of Taiwan;

“US$” and “U.S. dollars” refer to the legal currency of the United States;

“U.S.” and “United States” refer to the United States of America, its territories, its possessions and all areas subject to its jurisdiction;

“U.S. GAAP” refers to the accounting principles generally accepted in the United States;

“we”, “us”, “our”, “our Company”, “the Company”, “MCE” and “Melco Crown Entertainment” refer to Melco Crown Entertainment Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries; and

“Wynn Macau” refers to Wynn Resorts (Macau) S.A.

Melco Crown Entertainment LimitedAnnual Report 2013 205

Definitions and Glossary

GLOSSARY

"average daily rate" or "ADR"	calculated by dividing total room revenues (less service charges, if any) by total rooms occupied, i.e., average price of occupied rooms per day
"cage"	a secure room within a casino with a facility that allows patrons to exchange cash for chips required to participate in gaming activities, or to exchange chips for cash
"chip"	round token that is used on casino gaming tables in lieu of cash
"concession"	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau
"dealer"	a casino employee who takes and pays out wagers or otherwise oversees a gaming table
"drop"	the amount of cash to purchase gaming chips and promotional vouchers that are deposited in a gaming table's drop box, plus gaming chips purchased at the casino cage
"drop box"	a box or container that serves as a repository for cash, chips, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game
"electronic table games"	electronic multiple-player gaming machine seats
"gaming machine"	slot machine and/or electronic table games
"gaming machine handle"	the total amount wagered in gaming machines
"gaming machine win rate"	gaming machine win expressed as a percentage of gaming machine handle
"gaming promoter"	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator, and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator
"integrated resort"	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas
"junket player"	a player sourced by gaming promoters to play in the VIP gaming rooms or areas
"marker"	evidence of indebtedness by a player to the casino or gaming operator
"mass market patron"	a customer who plays in the mass market segment
"mass market segment"	consists of both table games and gaming machines played on public mass gaming floors by mass market patrons for cash stakes that are typically lower than those in the rolling chip segment
"mass market table games drop"	the amount of table games drop in the mass market table games segment

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"mass market table games hold percentage"	mass market table games win as a percentage of mass market table games drop
"mass market table games segment"	the mass market segment consisting of mass market patrons who play table games
"MICE"	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose
"non-negotiable chip"	promotional casino chip that is not to be exchanged for cash
"non-rolling chip"	chip that can be exchanged for cash, used by mass market patrons to make wagers
"occupancy rate"	the average percentage of available hotel rooms occupied during a period
"premium direct player"	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator
"progressive jackpot"	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot
"revenue per available room" or "REVPAR"	calculated by dividing total room revenues (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy
"rolling chip"	non-negotiable chip primarily used by rolling chip patrons to make wagers
"rolling chip patron"	a player who is primarily a VIP player and typically receives various forms of complimentary services from the gaming promoters or concessionaires or subconcessionaires
"rolling chip segment"	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players
"rolling chip volume"	the amount of non-negotiable chips wagered and lost by the rolling chip market segment
"rolling chip win rate"	rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume
"slot machine"	traditional slot or electronic gaming machine operated by a single player
"subconcession"	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, a subconcessionaire and the Macau government, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau
"table games win"	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues
"VIP gaming room"	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas
"wet stage performance theater"	the approximately 2,000-seat theater specifically designed to stage "The House of Dancing Water" show

Melco Crown Entertainment Limited Annual Report 2013 207

Appendix I — 2006 Share Incentive Plan and 2011 Share Incentive Plan

2006 SHARE INCENTIVE PLAN

We adopted the 2006 Share Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentives to employees, directors and consultants and to promote the success of our business. The 2006 Share Incentive Plan has been succeeded by our 2011 Share Incentive Plan. No further awards may be granted under the 2006 Share Incentive Plan. All subsequent awards will be issued under the 2011 Share Incentive Plan. Awards previously granted under the 2006 Share Incentive Plan shall remain subject to the terms and conditions of the 2006 Share Incentive Plan.

The following paragraphs describe the principal terms included in the 2006 Share Incentive Plan.

Types of Awards. The awards permitted to be granted under our 2006 Share Incentive Plan included options to purchase our Shares and restricted Shares.

Eligibility. We were permitted to grant awards to employees, directors and consultants of our Company or any of our related entities, including Melco, Crown, other joint venture entities of Melco or Crown, our own subsidiaries or any entities in which we hold a substantial ownership interest. However, we could grant options that are intended to qualify as incentive share options only to our employees.

Maximum Number of Shares. Under the 2006 Share Incentive Plan, the maximum aggregate number of Shares which could be issued pursuant to all awards (including Shares issuable upon exercise of options) was 100,000,000 over 10 years.

Plan Administration. Our compensation committee would administer the 2006 Share Incentive Plan and determine the provisions and terms and conditions of each award grant.

Award Agreement. Awards granted were to be evidenced by an award agreement that sets forth the terms, conditions and limitations for each award.

Exercise Price and Term of Awards. In general, the plan administrator would determine the exercise price of an option and set forth the price in the award agreement. The exercise price could be a fixed or variable price related to the fair market value of our Shares. If we granted an incentive share option to an employee who, at the time of that grant, owned Shares representing more than 10% of the voting power of all classes of our share capital, the exercise price could not be less than 110% of the fair market value of our Shares on the date of that grant. The term of each award would be stated in the award agreement, and would not exceed 10 years from the date of the grant.

Vesting Schedule. In general, the plan administrator determined, or the award agreement would specify, the vesting schedule.

As of December 31, 2013 the unvested share options granted under the 2006 Share Incentive Plan represented approximately 0.097% of our issued share capital. If all the unvested share options were to be exercised and vested during the year ended December 31, 2013 on an unaudited pro-forma basis, there would be a dilution effect on the shareholdings of our Shareholders of approximately 0.097% and basic earnings per Share of US$0.0004.

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2011 SHARE INCENTIVE PLAN

We adopted the 2011 Share Incentive Plan to provide our employees, directors and consultants with incentives to increase shareholder value, and to attract and retain the services of those upon whom we depend for the success of our business. The 2011 Share Incentive Plan was conditionally approved by our Shareholders at the extraordinary general meeting held on October 6, 2011 and became effective upon commencement of dealings in our Shares on the Stock Exchange on December 7, 2011. The 2011 Share Incentive Plan succeeds the 2006 Share Incentive Plan.

The following paragraphs summarize the principal terms of the 2011 Share Incentive Plan.

Types of Awards. The awards that may be granted under the plan include options, incentive share options, restricted Shares, share appreciation rights, dividend equivalents, share payments, deferred shares and restricted share units.

Eligibility. We may grant awards to employees, directors and consultants of our Company, any parent or subsidiary of our Company, or any of our related entities that our Board designates as a related entity for the purposes of the 2011 Share Incentive Plan. Our compensation committee may from time to time select from among eligible individuals those to whom awards shall be granted. However, only employees of our Company or of a parent or subsidiary of our Company are eligible to receive incentive share option awards.

Maximum Number of Shares. The maximum aggregate number of Shares which may be issued pursuant to all awards under the 2011 Share Incentive Plan is 100,000,000 Shares, which represents approximately 6.2% of the issued share capital of the Company as at the date of approval of the 2011 Share Incentive Plan by our Shareholders at the extraordinary general meeting on October 6, 2011. This limit may be increased from time to time, but by no more than 10% of the Shares then in issue as at the date of the Shareholders’ meeting to approve such increase. The Shares which may be issued upon exercise of all outstanding awards granted and yet to be exercised under the plan shall not exceed 30% of the Shares in issue from time to time, as prescribed under relevant Listing Rules.

Maximum Entitlement of Option Holders. The maximum aggregate number of Shares underlying an option grant shall not, in any 12-month period up to the date of grant, exceed 1% of the number of Shares in issue on the date of grant, unless Shareholders’ approval is obtained in accordance with the Listing Rules. The maximum aggregate number of Shares to be issued upon exercise of options granted to a substantial Shareholder or an independent non-executive director of our Company, or any of their respective associates, shall not exceed 0.1% of the Shares in issue on the offer date or have an aggregate value, based on the official closing price of the Shares as quoted by the Stock Exchange on the offer date, in excess of HK$5 million, unless Shareholders’ approval is obtained in accordance with the Listing Rules. Such limits may be amended from time to time by the Stock Exchange. Our compensation committee may not grant options to a director, chief executive or substantial Shareholder of our Company, or any of their respective associates, without approval by independent non-executive Directors on the compensation committee at the time of such determination.

Option Periods and Payments. Our compensation committee may in its discretion determine, subject to the plan expiration period: the period within which Shares must be taken up under an option; the minimum period, if any, for which an option must be held before it can be exercised; the amount, if any, payable on application or acceptance of the option; and the period within which payments or calls must or may be made or loans for such purposes must be repaid.

Plan Administration. Our compensation committee will administer the 2011 Share Incentive Plan and has the power to, among other actions, designate eligible participants, determine the number and types of awards to be granted, and set the terms and conditions of each award grant.

Award Agreement. Awards granted will be evidenced by an award agreement that sets forth the terms, conditions and limitations for each award.

Melco Crown Entertainment LimitedAnnual Report 2013 209

Appendix I — 2006 Share Incentive Plan and 2011 Share Incentive Plan

Exercise Price. In general, the compensation committee may establish the exercise price or purchase price, if any, of any award. The exercise price of an option may be a ? xed or variable price related to the fair market value of our Shares, but in any event shall not be less than the highest of: the of? cial closing price quoted on the Stock Exchange on the date such option is offered in writing to a participant, or the offer date; the average of the of? cial closing prices as quoted on the Stock Exchange for the five business days immediately preceding the offer date; and the nominal value of a Share. If we grant an incentive share option award to an employee who, at the time of that grant, owns Shares representing more than 10% of the voting power of all classes of our Shares, the exercise price may not be less than 110% of the fair market value of our Shares on the date of that grant.

Term of Awards. The term of each award shall be stated in the award agreement, and may not exceed 10 years from the date of the grant. If the participant ceases to be eligible for any reason, the validity of the award shall depend on the terms and conditions of the award agreement. For a participant granted an incentive share option, upon three months of termination of employment as an employee, the right to exercise the incentive share option shall be revoked.

Transferability. Rights in awards are personal to participants and, except as otherwise provided by our compensation committee, no award shall be assigned, transferred, or otherwise disposed of by a participant other than by will or the laws of descent and distribution.

Adjustments. In the event of any share split, combination or exchange of shares, spin-off, recapitalization, reorganization, merger, consolidation or any other change affecting our share capital, our compensation committee shall make proportionate and equitable adjustments to reflect such change with respect to: (i) the aggregate number and types of shares that may be issued under the plan; (ii) the terms and conditions of any outstanding awards; and (iii) the grant price or exercise price per share for any outstanding awards.

Change in Control Transactions. In the event of a change in the control of our Company, our compensation committee may in its sole discretion provide for termination, purchase or realization of awards, or replacement of awards with other rights or property. Upon the consummation of a merger or consolidation in which our Company is not the surviving entity, a sale of substantially all of our assets, the complete liquidation or dissolution of our Company or a reverse takeover, each award will terminate, unless the award is assumed by the successor entity. If the successor entity assumes the award or replaces it with a comparable award, or replaces the award with a cash incentive program and provides for subsequent payout, the replacement award or cash incentive program will automatically become fully vested, exercisable and payable, as applicable, upon termination of the participant’s employment without cause within 12 months of such corporate transaction. If the award is neither assumed nor replaced, it shall become fully vested and exercisable and released from any repurchase or forfeiture rights immediately prior to the effective date of such corporate transaction, provided that the participant remains eligible on the effective date of the corporate transaction.

Amendment and Termination. Subject to applicable laws, our compensation committee may terminate, amend or modify the 2011 Share Incentive Plan upon obtaining the approval of our Board and the approval of the Shareholders for the amended plan. However, no amendment, modification or termination shall adversely affect in any material way any award previously granted under 2011 Share Incentive Plan or any previous plans, without the prior written consent of the participant.

Expiration. The 2011 Share Incentive Plan will expire 10 years after the date it became effective. No awards may be granted pursuant to the 2011 Share Incentive Plan after that time.

Vesting Schedule. In general, the plan administrator determined, or the award agreement would specify, the vesting schedule.

As of December 31, 2013 the unvested share options granted under the 2011 Share Incentive Plan represented approximately 0.153% of our issued share capital. If all the unvested share options were to be exercised and vested during the year ended December 31, 2013 on an unaudited pro-forma basis, there would be a dilution effect on the shareholdings of our Shareholders of approximately 0.153% and basic earnings per share of US$0.0006.

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Appendix II — MCP Share Incentive Plan

MCP adopted the MCP Share Incentive Plan to promote the success and enhance the value of MCP, by linking the personal interests of members of the board of directors, employees and consultants of MCP, its subsidiaries, holding companies and affiliated companies. The MCP Share Incentive Plan, with amendments, was approved by MCP shareholders at the annual stockholders meeting held, and became effective, on June 21, 2013. The MCP Share Incentive Plan was also approved by our Shareholders at the extraordinary general meeting on June 21, 2013. The Philippine Securities and Exchange Commission approved such amendments on June 24, 2013.

The following paragraphs summarize the principal terms of the MCP Share Incentive Plan.

Types of Awards. The awards that may be granted under the MCP Share Incentive Plan include options, restricted shares, share appreciation rights, dividend equivalents, share payments, deferred shares and restricted share units.

Eligibility. The compensation committee of the board of directors of MCP may grant awards to employees, directors and consultants of MCP, its subsidiary, holding companies and affiliated companies for the purposes of the MCP Share Incentive Plan. The compensation committee of the MCP Board may, from time to time, select from among all eligible individuals, those to whom awards shall be granted.

Plan Limit. The maximum aggregate number of MCP Shares which may be issued pursuant to all awards under the MCP Share Incentive Plan is 442,630,330. In any event, the total number of MCP Shares which may be issued pursuant to all awards under the MCP Share Incentive Plan shall not exceed 10% of the issued capital stock of MCP at the date of our Shareholders approval of the MCP Share Incentive Plan. The overall limit on the number of MCP Shares which may be issued upon exercise of all outstanding awards granted and yet to be exercised under the MCP Share Incentive Plan and any other share incentive plans of MCP must not exceed 5% of the MCP Shares in issue from time to time.

Maximum Entitlement of Option Holders. The maximum aggregate number of MCP Shares underlying option grants to each participant shall not, in any 12-month period up to the date of grant, exceed 1% of the number of MCP Shares in issue, unless the approval of our Shareholders is obtained in accordance with the Listing Rules. If the aggregate number of MCP Shares to be issued upon exercise of options granted to a substantial shareholder or an independent non-executive director of the Company, or any of their respective associates, exceeds 0.1% of the MCP Shares in issue on the offer date, and have an aggregate value, based on the of? cial closing price of the MCP Shares as stated in the daily quotation sheets of the Philippine Stock Exchange on the offer date, in excess of an amount in Peso which is equivalent to HK$5 million or such other sum as may be from time to time provided under the Listing Rules, the approval of our Shareholders shall be obtained in accordance with the Listing Rules. Any grant of option to a director, chief executive or substantial shareholder of MCP or the Company, or any of their respective associates, shall be subject to the approval by independent non-executive directors of our compensation committee at the time of such determination (and in the event that the compensation committee of the board of directors of MCP offers to grant options to an independent non-executive director of the compensation committee of the Company at the time of determination, the vote of such independent non-executive director shall not be counted for the purposes of approving such grant).

Option Periods and Payments. The compensation committee of the board of directors of MCP may in its discretion determine, subject to the expiration date of the MCP Share Incentive Plan, the period within which shares granted must be taken up under an option; the minimum period, if any, for which an option must be held before it can be exercised; the amount, if any, payable on application or acceptance of the option; and the form of payment.

Administration. The compensation committee of the board of directors of MCP will administer the MCP Share Incentive Plan and has the power to, among other actions, designate eligible participants, determine the number and types of awards to be granted, and determine the terms and conditions of each award grant.

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Appendix II — MCP Share Incentive Plan

Award Agreement. Awards granted will be evidenced by an award agreement that sets forth the terms and conditions for each award.

Exercise Price. The compensation committee of the board of directors of MCP determines the exercise price per share subject to an option, in compliance with the Listing Rules and the Securities Law from time to time. There is no requirement under the Philippine law for determining the exercise price of the options, except the exercise price shall not be below the par value of the shares. The compensation committee of the board of directors of MCP has the absolute discretion in determining the exercise price of the options but in any event shall be in compliance with the Listing Rules and the Securities Regulation Code of the Philippines (as amended and the rules and regulations promulgated thereunder). If MCP grants an incentive share option award to an individual who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of MCP Shares, the exercise price may not be less than 110% of the fair market value of the MCP Shares on the date of that grant.

Term of Awards. The term of each award shall be stated in the award agreement, and may not exceed ten years from the date of the grant. If the participant ceases to be eligible for any reason, the validity of the award shall depend on the terms and conditions of the award agreement. Option may not be exercised, among others, three months after termination of employment as an employee.

Transferability. Rights in awards are personal to participants. No award shall be assigned, transferred, or otherwise disposed of by a participant other than by will or the laws of descent and distribution.

Adjustments. In the event of a capitalisation issue, rights issue, sub-division or consolidation of MCP Shares or reduction of capital or any other change affecting the entitlement or benefits of the MCP Shares or the share price of a MCP Share, the compensation committee of the MCP Board shall make proportionate and equitable adjustments to reflect such change with respect to: (i) the aggregate number and types of shares that may be issued under the MCP Share Incentive Plan; (ii) the terms and conditions of any outstanding awards; and (iii) the grant price or exercise price per share for any outstanding awards, in order to preserve, but not increase, the bene? ts or potential bene? ts intended to be made available under the MCP Share Incentive Plan.

Change in Control Transactions. In the event of a change in the control of MCP, the compensation committee of the board of directors of MCP may in its sole discretion provide for termination, purchase or realization of awards, or replacement of awards with other rights or property. Upon the consummation of an amalgamation, arrangement or consolidation in which MCP is not the surviving entity, a sale of substantially all MCP assets, the complete liquidation or dissolution of MCP or a reverse takeover, each award will terminate unless the award is assumed by the successor entity. If the successor entity assumes the award or replaces it with a comparable award, or replaces the award with a cash incentive program and provides for subsequent payout, the replacement award or cash incentive program will automatically become fully vested, exercisable and payable, as applicable, immediately upon termination of the participant’s employment without cause within twelve months of such corporate transaction. If the award is neither assumed nor replaced, it shall automatically become fully vested and exercisable and released from any repurchase or forfeiture rights immediately prior to the effective date of such corporate transaction, provided that the participant remains an employee, consultant or director of MCP, its subsidiaries or the parent on the effective date of the corporate transaction.

Amendment and Termination. Subject to applicable law or regulation, with the approval of the board of directors of MCP Board, the compensation committee of the board of directors of MCP may terminate, amend or modify the MCP Share Incentive Plan. If required by any applicable law or regulations, the approval of the shareholders of MCP and the Company for the amended plan shall be obtained. No amendment, modification or termination shall adversely affect in any material way any award previously granted under MCP Share Incentive Plan without the prior written consent of the participant.

Expiration. The MCP Share Incentive Plan will expire ten years after the date it became effective. No awards may be granted pursuant to the MCP Share Incentive Plan after that time.

Vesting Schedule. In general, the compensation committee of the board of directors of MCP determines, and the award agreement would specify, the vesting schedule.

212 Melco Crown Entertainment LimitedAnnual Report 2013

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